Exhibit 99.1

Manulife

2019
Annual Report

Manulife Financial Corporation

Exhibit 99.1
2019
Annual Report
Manulife Financial Corporation

Our mission
Decisions made easier. Lives made better.
Our five strategic priorities
Portfolio Optimization
We are actively managing our legacy businesses to improve returns and cash generation while reducing risk.
Expense Efficiency
We are getting our cost structure into fighting shape and simplifying and digitizing our processes to position us for efficient growth.
Accelerate Growth
We are accelerating growth in our highest-potential businesses.
Digital, Customer Leader
We are improving our customer experiences, using digitization and innovation to put customers first.
High-Performing Team
We are building a culture that drives our priorities.
Learn more about the progress we are making on our five strategic priorities on page 16.
Our values
Our values represent how we operate. They reflect our culture, inform our behaviours, and help define how we work together.
Obsess about customers Do the right thing Think big Get it done together Own it Share your humanity

Who we are Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups, and institutions. Manulife by the numbers Core Earnings (C$ billions) $6.0 billion Total company core earnings grew 5% versus 2018, driven by continued double-digit core earnings growth in Asia of 11%. 5.6 6.0 4.6 4.0 3.4 2015 2016 2017 2018 2019 Net Income Attributed to Shareholders (C$ billions) $5.6 billion Delivered the highest net income result in the company’s history in 2019. 5.6 4.8 2.9 2.2 2.1 2015 2016 2017 2018 2019 Common Share Dividend (C$)
$1.00/share
Announced a 12% dividend increase with
our 2019
fourth quarter results.
$1.12/
sh
$1.00/
sh
82.0 ¢/
sh
91.0 ¢/
sh
66.5 ¢/
sh
74.0 ¢/
sh
2015 2016 2017 2018 2019 2020 pro-forma*
* The 2020 pro-forma dividend reflects four quarterly dividends of $0.28 per share, consistent with the most recent dividend increase declared February 12, 2020.
Assets Under Management and Administration (C$ billions)
$1,189 billion
$1.2 trillion in AUMA.
1,071 1,084 1,189 935 1,005
2015 2016 2017 2018 2019
New Business Value (C$ billions)
$2.0 billion
15% increase in new business value from 2018, with growth in all insurance segments.
2.0 1.7 1.4 1.2 1.0
2015 2016 2017 2018 2019
Note: Growth in core earnings, net income attributed to shareholders, assets under management and administration (AUMA), and new business value are presented on a constant exchange rate basis. AUMA values are reported as at December 31. Total Shareholder Returns are for MFC (NYSE/USD).
Manulife 1

Letter to shareholders from John Cassaday
Chairman of the Board
Fellow shareholders,
Your Board is committed to providing guidance and oversight to management in order to position Manulife for future success. We endeavour to ensure the company’s strategic plans and priorities create value and align with our risk appetite. Always doing the right thing for our customers, shareholders, employees, and other stakeholders is job one.
Looking back on 2019, we are proud of the progress made by Roy Gori, President and CEO, and Manulife’s Executive Leadership
Team (ELT), who led the company through another year of successful transformation guided by our six core values. Indeed, their success was driven by the team’s ability to consistently execute with excellence, delivering steady and significant progress against its strategy. This helped us deliver a three-year total shareholder return of 27.6%. We did what we said we would do.
Importantly, Manulife is keenly focused not just on what it achieves, but also on how it achieves success. Collectively, we are stressing a culture of acting with integrity and following words with actions. We are confident that this tone from the top is cascading through the organization.
Case in point of this leadership by example is how the company manages expenses, travel policies, and office plans. Roy and the team have made it clear that everyone plays a role in driving our efficiency initiatives and ensured that new policies put in place to manage expenses apply to employees at all levels; travel policies
2 | 2019 Annual Report

are common across the board; and Roy and the ELT were the first cohort to move to open-plan seating in our headquarters early last year when the company transitioned its real estate plans to foster collaboration and make even better use of space. That is leadership.
True and lasting progress is often made in small ways, and these examples give your Board the utmost confidence that Manulife is fostering the right culture and values as it navigates its business transformation—and importantly has the right people in place to succeed.
Your Board’s activities throughout 2019
Your Board spent much of the year focused on examining the company’s strategy, goals, and progress towards its bold ambition of becoming the most digital, customer-centric global company in our industry. This included frequent conversations with our Executive Leadership Team members to ensure we understood and could oversee all areas of the business effectively.
During our meetings with the team throughout the year, in addition to our regular business progress discussions, we increased time spent on environmental, social, and governance factors that impact the business. These factors continue to grow in prominence as more companies grapple with the impact their operations have on the world. As a responsible corporate citizen, Manulife is keenly aware of the need to deliver value to all stakeholders, including our communities, and to reduce our impact on the environment. To that end, Manulife Investment Management has signed its name to the UN-sponsored Principles for Responsible Investment. We are also a founding member of Climate Action 100+, a five-year initiative that includes more than 370 investors from around the world responsible for more than US$35 trillion in investor capital, making it the largest investor-led collaborative initiative of its kind.
As noted earlier, an open, diverse, and inclusive culture, anchored around values that employees live and breathe every day, is a key driver of success. Your Board also dedicated significant time in 2019 to understanding how management is strengthening and nurturing that culture at Manulife. Along with ensuring that leadership is accountably signalling and modelling the right behaviour every day, we learned about the investments the company is making to ensure its employees have the right skills training and development opportunities available.
We onboarded two new directors in 2019 to ensure the Board continues to enhance and diversify its skillset and broaden its scope of experience. Julie Dickson, a former Superintendent of the Office of the Superintendent of Financial Institutions (OSFI), Canada’s main financial services regulator, brings a depth of industry and risk management experience to your Board. Guy Bainbridge, a former partner with global professional services firm KPMG, has a wealth of audit expertise, having served as a key audit leader for several of the U.K.’s and Asia’s largest financial institutions. We’re honoured they’ve agreed to join our Board and look forward to their many contributions in service of our company and its shareholders.
We were pleased once again to receive top recognition in The Globe and Mail’s board governance rankings this year, scoring 100 points on their 100-point scale. While we see our governance duties as simply doing the job we’ve been appointed to do, awards like this one serve as a great reminder we must stay focused on doing the right thing.
We are extremely proud of our track record and remain fully committed to living by the values that underpin our governance work.
Thank you
In closing, we would like to thank directors Tom Jenkins and Lesley Webster who will be retiring from our Board as of the end of this year’s annual meeting. We appreciate the many contributions they both made during their terms.
We would also like to convey our deep appreciation to Roy and his leadership team on the numerous achievements outlined in this annual report. Their commitment to achieving success with accountability and integrity is critical in delivering on Manulife’s mission of making decisions easier and lives better for the customers, communities, employees, and shareholders we serve.
And, we would like to thank every Manulife employee around the world for the passion they’ve shown in rallying around our mission, strategy, and values, and for their daily contributions to our customers and our business.
As a new decade dawns, your Board would like to thank you, our fellow shareholders, for your trust, support, and open and candid dialogue. Within the organization, there is a palpable sense of energy, excitement, and optimism about the future. We look forward to serving you in 2020 and beyond.
Sincerely,
John Cassaday
Chairman of the Board
Manulife 3

Letter to shareholders from Roy Gori
President and Chief Executive Officer
Dear fellow shareholders,
Our mission, “Decisions made easier. Lives made better,” drives our 35,000 colleagues every day in serving our customers, supporting our communities, and delivering for our shareholders. It’s why we provide products that help people protect their families, live healthier lives, and save for a more secure future. But we know that having a mission statement that simply hangs on an office wall does not define success. We must live it every day.
Sometimes, that means helping customers file claims, submit forms, choose investments, and plan for major life events. Other times, it means being there in times of need for our customers, especially when they face unimaginable tragedy and loss.
That’s what happened in the aftermath of the January 2020 plane crash of Ukrainian International Airlines Flight PS752, which took the lives of all 176 people on board. Manulife customers were among the passengers on that plane, and when the news broke, our teams took action to pay out claims as soon as possible.
4 | 2019 Annual Report

As one of our employees said, a crisis likethis really brings you to your knees. However the emotion we felt was nothing compared to the overwhelming grief felt by those who had lost family members that day We quickly searched our databases to get a full view of the impacted customers and their policies. Then, we reached out directly to their families to let them know we had everything in hand.
Kourosh Doustshenas lost his fiancée, Dr Forough Khadem, and shared this after speaking with our team: “She brought so much life and joy into the world. I was relieved that Ihad help in dealing with her affairs during such a heartbreaking time. It has been a true gift.
We may not be able to ease the pain felt by our customers in moments like this. However supporting them by sharing our humanity and always being there when we’re needed most—that’s an example of how our mission comes to life and how we strive to be a caring, trustworthy values-driven organization that does what it says and delivers on its promises.
Looking back on 2019, I’m proud to share we posted another year of solid results. We delivered on our commitments across our five strategic priorities and demonstrated our ability to consistently execute as we transform Manulife into the most digital, customer-centric global company in our industry.
Serving our customers
We proudly served nearly 30 million customers globally in 2019 as we continued to provide compelling ways to meet their needs. A great example is the expansion of our behavioural insurance offerings, Manulife Vitality John Hancock Vitality and ManulifeMOVE. These products embody our focus on making lives better as they reward our customers for healthy habits, like exercising and eating well. In Asia, we introduced ManulifeMOVE in Vietnam and Cambodia, and doubled enrollment across the region. The introduction of Manulife Vitality to our Individual Health and Group Benefits customers in Canada was met with great enthusiasm. And in the U.S., we are changing the lives of people with diabetes with the launch of John Hancock Aspire, which combines financial protection with personalized diabetes support.
In our Global Wealth and Asset Management business, we entered into a joint venture agreement with Mahindra Finance in India, with the goal of becoming a leading provider of retail investment solutions in that country. And we launched an industry-first, voice-enabled retirement product using Alexa for customers in the U.S.
We also made steady progress in how we are supporting our customers. In Canada, we saw 3.9 million more claims submitted digitally and with our Group Benefits business also moving topaperless claims, weare on track to eliminate 4.2 million cheques and benefits statements as well. In Asia, we launched Hong Kong’s first all-digital cashless service, which enables customers to obtain speedy pre-approval for most common claims, and we expanded our eClaims platform across the region. What’s most gratifying is our customers feedback, with the Net Promoter Scores in Asia increasing as a result of these changes.
We set an ambitious goal of improving our Net Promoter Scores (NPS) by 30 points across the company by 2022, knowing that passionate customers are more likely to recommend Manulife and stay with us.
“ We know the key to continued success is consistency and executional excellence in all we do. It’s why we will remain steadfastly focused on the five strategic priorities we set out at the start of our transformation.”
As we closed the year we were pleased to see our NPS up 7points from our 2017 levels. By leveraging human-centred design and technology we’ll continue to enhance our customer experience.
Manulife 5

Engaging our employees
I am exceptionally proud of the commitment and winning mindset of our colleagues, as it’s their enthusiasm for delivering for our customers that is fuelling our success. As I shared with you last year, we’ve been challenging ourselves to bring an insurgent mindset to all we do. Instead of asking, “Does this process, product, or policy work for our customers?” we are asking, “Does this work as well as it possibly can or is there a better way?” This future-focused approach is encouraging all of us to look for ways to continuously improve what we do and we’re investing in helping our colleagues build new skills and capabilities to do that. Our focus on making the future better is resonating with our team, as we saw increased engagement across the company last year.
Actively cultivating a diverse and inclusive workplace is also a key contributor to engagement. When all employees are inspired to bring their authentic and whole selves to work, they get the opportunity to thrive personally and professionally. Through our employee resource groups, we are sponsoring activities that enable us to build closer connections, to learn about each others’ perspectives, and to live our “Share your humanity” value every day. Our efforts earned us recognition on the 2019 Bloomberg Gender Equality Index and as one of Canada’s Best Diversity Employers for the past two years.
Tata, one of our colleagues in Indonesia, had limited education, no work experience, and was coping with a physical disability when she applied for a direct marketing position with Manulife. Her great attitude and desire to assert her independence in life made her a standout candidate and she was invited to join our team. Since she’s been with us, Tata has received numerous awards, including being nominated as a top colleague four times in a row. In her own words, “To be able to work in Manulife Indonesia is truly a dream come true for me.”
Her story shows what’s possible when passion meets opportunity to create a unique company culture, and I firmly believe our people and the teamwork we’re building will continue to be a competitive advantage for us globally.
Caring for our communities
There is no denying the impact of climate change is significant and has implications for every community and business globally. To bring about sustained change, it’s clear this will require all stakeholders to work together. We’re proud to be doing our part, with our colleagues taking steps to make progress on many fronts, and we know much still remains to be done.
We established a climate change working group that reports to our Executive Sustainability Council, whose mandate includes identifying climate change risks and opportunities across the organization. We are proud to have served as a leading arranger and provider of financing for the renewable power sector in North America, having invested over $13.6 billion in wind and solar energy and energy efficiency since 2002. We’re also sustainably managing our real estate, timber, and agriculture assets. For example, over 48 million square feet, or 80%, of our global real estate portfolio has been certified to a green building standard.
“ Our results in 2019 were strong and we made great progress as measured by a one- and three-year Total Shareholder Return of 49.2% and 27.6%, respectively—a metric we have worked hard to improve.”
Manulife was the first global life insurer to issue a green bond, and with two issuances to date, our total outstanding green bond issuance amount is now over $1.0 billion. The environmental benefit of our second, $600 million green bond is 258,400 tons of carbon dioxide emissions avoided annually, or 430 tons per $1.0 million invested.
6 | 2019 Annual Report

Our commitment to sustainability extends beyond environmental considerations. From helping underserved communities in Canada, to providing support for deserving students through our Martin Luther King scholarships in the U.S., to improving financial literacy in the Philippines, we are involved in a range of efforts designed to help people learn and grow to fulfill their aspirations. We’re also proud of the work we have done globally in support of important community needs, directly making or helping to raise over $46 million in community contributions, along with our employees and agents volunteering approximately 66,000 hours of service to make a difference.
Identifying ways to help make the world a better place will continue to be a key focus for us. It’s also a personal passion for me, our leadership team, and our Board, so we are looking forward to continuing to build on our progress in the year to come.
Delivering for our shareholders
Despite significant market volatility, global trade tensions, and other geopolitical events, we continued to sustainably grow net income and core earnings, free up capital so it can be put to best use, and grow our highest-potential businesses while maintaining discipline on costs.
We delivered top-quartile shareholder returns in 2019. We achieved core earnings of $6.0 billion and net income attributed to shareholders of $5.6 billion, increases of 5% and 14%, respectively, over 2018. Our strong results were driven by continued double-digit growth in core earnings in Asia. New business value, at $2.0 billion, was up 15% from 2018.
We released a total of $5.1 billion of capital from our legacy businesses by the end of 2019 and are pleased to have achieved our 2022 target three years ahead of schedule.
Thanks to the ongoing trust and confidence of our customers around the world, our assets continued to grow, finishing the year at $1.2 trillion of assets under management and administration. This is up 13% from last year and up almost 30% from five years ago.
Our results in 2019 were strong and we made great progress as measured by a one- and three-year Total Shareholder Return of 49.2% and 27.6%, respectively—a metric we have worked hard to improve as we strive to consistently deliver on our bold ambition and transform Manulife into the most digital, customer-centric global company in our industry.
Thank you
One of our values, “Get it done together,” is an apt description for how we have been able to accomplish so much in 2019. I am incredibly grateful for the leadership, positive mindset, and adaptability of our team. We are also so fortunate to have the counsel and support of our distinguished Board members, whose experience and guidance have helped us on many fronts.
I want to extend a special thank you to our Chairman of the Board, John Cassaday, for his continued dedication, candor, and sound advice. I’d also like to thank you, fellow shareholders, for your ongoing trust and confidence in Manulife and our team.
Looking ahead, we are excited to build on the momentum of our strong achievements. We know the key to continued success is consistency and executional excellence in all we do. It’s why we will remain steadfastly focused on the five strategic priorities we set out at the start of our transformation.
Our goal remains a bold one: to lead our industry. It will require us to continue to have an insurgent mindset, challenge ourselves to look for new ways to support our customers and our communities, all while adapting as needed to address new challenges and opportunities. We remain confident that we have the right plan, the right team, and the right mindset to achieve our ambition.
Sincerely,
Roy Gori
President and Chief Executive Officer
Manulife 7

Caution regarding forward-looking statements
From time to time, Manulife Financial Corporation (“MFC”) makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and 2022 targets for net promoter score, employee engagement, its highest potential businesses, expense efficiency and portfolio optimization, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” and in the “Risk Management” note to the Consolidated Financial Statements as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
8 | 2019 Annual Report

Manulife

Financial

Corporation

Table of

contents

Annual

Report

2019

10	Management’s Discussion and Analysis
	10	Manulife Financial Corporation
	17	Asia
	20	Canada
	23	US
	26	Global Wealth and Asset Management
	29	Corporate and Other
	31	Investments
	36	Risk Management
	57	Capital Management Framework
	60	Critical Actuarial and Accounting Policies
	70	Risk factors
	86	Controls and Procedures
	87	Performance and Non-GAAP Measures
	91	Additional Disclosures

103	Consolidated Financial Statements

108	Notes to Consolidated Financial Statements

179	Additional Actuarial Disclosures

181	Board of Directors

181	Executive Leadership Team

182	Office Listing

183	Glossary of Terms

185	Shareholder Information

185	Dividend Information

Table of Contents  |  Manulife Financial Corporation  |   2019 Annual Report      9

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is current as of February 12, 2020.

1. Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. At the end of 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and during 2019, we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Our reporting segments are:

∎	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
∎	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
∎	U.S. – providing life insurance products, insurance-based wealth accumulation products and has an in-force long-term care insurance business and an in-force annuity business.
∎	Global Wealth and Asset Management (“Global WAM”) – providing fee-based wealth solutions to our retail, retirement and institutional customers around the world.
∎

Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); our Property and Casualty (“P&C”) Reinsurance business; and run-off reinsurance business lines.

In this document, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. The term “MLI” means The Manufacturers Life Insurance Company and its subsidiaries.

a. Profitability

Profitability

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2019	2018	2017
Net income attributed to shareholders	$5,602	$4,800	$2,104
Core earnings(1)	$6,004	$5,610	$4,565
Diluted earnings per common share ($)	$2.77	$2.33	$0.98
Diluted core earnings per common share ($)(1)	$2.97	$2.74	$2.22
Return on common shareholders’ equity (“ROE”)	12.2%	11.6%	5.0%
Core ROE(1)	13.1%	13.7%	11.3%
Expense efficiency ratio(1)	52.0%	52.0%	55.4%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Our net income attributed to shareholders was $5.6 billion in 2019 compared with $4.8 billion in 2018. Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $6.0 billion in 2019 compared with $5.6 billion in 2018, and items excluded from core earnings of $0.4 billion of net charges in 2019 compared with $0.8 billion of net charges in 2018.

The $0.8 billion increase in net income attributed to shareholders was due to growth in core earnings of $0.4 billion, the non-recurrence of a 2018 restructuring charge, and higher investment-related experience gains. The direct impact of markets was a charge of $0.8 billion in 2019 and a charge of $0.9 billion in 2018 – the 2019 amount included a $0.5 billion charge related to updated Ultimate Reinvestment Rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board (the “ASB”).

The $0.4 billion increase in core earnings was driven by in-force growth in Asia and Global WAM, higher new business, and higher investment income and the non-recurrence of 2018 market losses on seed money investments in our surplus portfolio. These items were partially offset by the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses, unfavourable policyholder experience and the impact of lower new business volumes in Japan. Core earnings in 2019 included a net policyholder experience charge of $17 million post-tax ($55 million pre-tax) compared with gains of $38 million post-tax ($64 million pre-tax) in 20182,3. Reinsurance and alternative long-durations assets (“ALDA”) portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $116 million lower core earnings in 2019 compared with 2018.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
[2]

Policyholder experience includes gains of $83 million from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were offset by new business strain.

[3]	Effective 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.

10        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Core earnings by segment is presented in the following table. See Asia, Canada, U.S., and Global WAM sections below.

For the years ended December 31, ($ millions)		% change(1)
	2019	2018	2019 vs 2018	2017
Core earnings by segment(1),(2),(3)
Asia	$2,005	$1,766	11%	$1,453
Canada	1,201	1,327	(9)%	1,209
U.S.	1,876	1,789	2%	1,609
Global Wealth and Asset Management	1,021	985	2%	816
Corporate and Other (excluding core investment gains)	(499)	(657)	24%	(922)
Core investment gains(2),(4)	400	400	–	400
Total core earnings	$6,004	$5,610	5%	$4,565

(1)	Percentage change is on a constant exchange rate basis. See “Performance and Non-GAAP Measures” below.
(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)

2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(4)	See note (2) in the table below.

The table below reconciles 2019, 2018 and 2017 net income attributed to shareholders to core earnings and provides further details for each of the items excluded from core earnings.

For the years ended December 31, ($ millions)	2019	2018	2017
Core earnings(1)	$6,004	$5,610	$4,565
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings(2)	366	200	167
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(778)	(857)	209
Direct impact of equity markets and variable annuity guarantee liabilities(3)	456	(928)	533
Fixed income reinvestment rates assumed in the valuation of policy liabilities(4)	(1,130)	354	(200)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	396	(283)	(41)
Changes to the ultimate reinvestment rate(5)	(500)	–	–
Risk reduction related items	–	–	(83)
Change in actuarial methods and assumptions(6)	(21)	(51)	(35)
Charge related to decision to change portfolio asset mix supporting our legacy businesses(7)	–	–	(1,032)
Reinsurance transactions(8)	81	175	146
Restructuring charge(9)	–	(263)	–
Tax-related items and other(10)	(50)	(14)	(1,916)
Total items excluded from core earnings	(402)	(810)	(2,461)
Net income attributed to shareholders	$5,602	$4,800	$2,104

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

In accordance with our definition of core earnings, we include up to $400 million of net favourable investment-related experience reported in a single year, as core investment gains (see “Performance and Non-GAAP Measures” below). Items excluded from core earnings include net investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. In 2019, we generated investment-related experience gains of $766 million, reflecting the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities, strong returns (including changes in fair value) on ALDA, and strong credit experience. In 2018, investment-related experience gains of $600 million reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns (including changes in fair value) on ALDA.

(3)

In 2019, the net gains related to equity markets of $456 million included a gain of $443 million from gross equity exposure and a gain of $45 million from dynamic hedging experience, partially offset by a charge of $32 million from macro hedge experience. In 2018, the net charge of $928 million included a charge of $1,718 million from gross equity exposure, partially offset by a gain of $767 million from dynamic hedging experience and a gain of $23 million from macro hedge experience.

(4)

In 2019, the net charge due to fixed income reinvestment rates of $1,130 million was primarily due to the narrowing of corporate spreads, the impact of lower risk-free rates and a steepening of the yield curve. In 2018, the $354 million net gain for fixed income reinvestment assumptions was driven primarily by the widening of corporate spreads partially offset by movement in risk-free rates and increases in swap spreads that resulted in a decrease in the fair value of our swaps.

(5)

In 2019, the ASB issued new assumptions with reductions to the URR and updates to the calibration criteria for stochastic risk-free rates. The updated standard included a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and resulted in a $500 million charge. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB does not anticipate an update to this promulgation prior to the effective date of IFRS 17, expected to be 2022 at the earliest.

(6)	See “Critical Actuarial and Accounting Policies – Review of Actuarial Methods and Assumptions” section below for further information on the 2019 and 2018 charges.
(7)	The 2017 charge reflected a $1.0 billion post-tax charge related to our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our North American legacy businesses.
(8)

The 2019 net gain of $81 million includes gains resulting from reinsurance transactions primarily related to our legacy businesses in Canada and the U.S. The 2018 net gain of $175 million includes gains resulting from reinsurance transactions partly related to our legacy businesses in Canada and the U.S. as well.

(9)

The 2018 charge of $263 million primarily related to the voluntary exit program in our Canadian operation transformation program and to our North American voluntary early retirement program as well as costs to optimize our real estate footprint in the U.S. and Canada.

(10)	Tax-related items and other charges in 2019 primarily related to a tax rate change in the province of Alberta, Canada. Charges in 2018 and 2017 primarily relate to U.S. tax reform.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         11

Diluted earnings per common share was $2.77 in 2019, compared with $2.33 in 2018. Diluted core earnings per common share1 was $2.97 in 2019, compared with $2.74 in 2018. The changes in these measures were related to the increase in both net income and core earnings, respectively. The diluted weighted average common shares outstanding was $1,962 million in 2019 and $1,988 million in 2018.

Return on common shareholders’ equity (“ROE”) for 2019 was 12.2%, compared with 11.6% for 2018 and core return on shareholders’ equity (“core ROE”)1 was 13.1% in 2019 compared with 13.7% in 2018. The decrease in 2019 core ROE was predominantly driven by the impact of lower interest rates and increased returns from equity markets on our available-for-sale (“AFS”) holdings, increasing common shareholders’ equity.

Expense efficiency ratio was 52.0% for 2019, compared with 52.0% in 2018. General expenses included in core earnings (“core general expenses”) and pre-tax core earnings both grew 3%.

b. Growth

Growth metrics

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2019	2018	2017
Asia APE sales	$4,278	$4,012	$3,747
Canada APE sales	1,057	975	1,366
U.S. APE sales	702	553	603
Total APE sales(1)	6,037	5,540	5,716
Asia new business value	1,595	1,443	1,201
Canada new business value	237	207	191
U.S. new business value	218	98	51
Total new business value(1)	2,050	1,748	1,443
Wealth and asset management gross flows ($ billions)(1)	114.2	119.0	122.0
Wealth and asset management net flows ($ billions)(1)	(0.9)	1.6	18.3
Wealth and asset management assets under management and administration ($ billions)(1)	681.4	608.8	609.0
Total assets under management and administration ($ billions)(1)	1,188.9	1,083.5	1,071.3

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Annualized premium equivalent (“APE”) sales1 were $6.0 billion in 2019, an increase of 7%2 compared with 2018. In Asia, APE sales increased 4% as double-digit growth in Hong Kong and Asia Other3 was partially offset by lower sales in Japan due to a change in tax rules on the corporate-owned life insurance (“COLI”) product. In Canada, APE sales increased 8% driven by higher Manulife Par and small and mid-case group insurance sales, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 24% driven by domestic and international universal life sales.

New business value (“NBV”)1 was $2.0 billion in 2019, an increase of 15% compared with 2018. In Asia, NBV increased 8% to $1,595 million with growth in Hong Kong and Asia Other, partially offset by a decline in Japan sales. In Canada, NBV of $237 million was up 14% from 2018, driven by higher individual insurance sales. In the U.S., NBV doubled to $218 million, primarily as a result of recent actions to improve margins, as well as higher sales and a more favourable product mix.

WAM gross flows1 of $114.2 billion were $4.8 billion or 6% lower than 2018 as lower retail and institutional asset management flows were only partially offset by higher retirement flows. See “Global Wealth and Asset Management” section below for further details.

WAM net outflows1 were $0.9 billion in 2019 compared with net inflows of $1.6 billion in 2018. Net inflows in Asia were $4.8 billion in 2019, compared with net inflows of $5.7 billion in 2018, driven by lower gross flows and higher redemptions in institutional asset management, partially offset by lower retail redemptions. Net outflows in Canada were $3.6 billion in 2019 compared with net inflows of $2.0 billion in 2018 driven by the decision by one institutional client in the third quarter of 2019 to internalize the management of several large, primarily fixed income, mandates and the redemption of a large-case retirement plan in the second quarter of 2019, partially offset by strong retail net inflows. Net outflows in the U.S. were $2.0 billion in 2019 compared with net outflows of $6.1 billion in 2018, primarily due to lower retail redemptions amid improved equity market returns and the redemption of three large-case retirement plans in the second quarter of 2018.

Assets under Management and Administration (“AUMA”)1

AUMA as at December 31, 2019 was $1.2 trillion, an increase of 13%, compared with December 31, 2018, primarily due to the favourable impact of markets. The Global Wealth and Asset Management portion of AUMA as at December 31, 2019 was $681 billion, an increase of 16%, compared with December 31, 2018, driven by improved market returns which were partially offset by net outflows of $0.9 billion.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
[2]

Percentage growth / declines in core general expenses, APE sales, gross flows, NBV, assets under management and administration, core earnings, assets under management and core EBITDA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

[3]	Asia Other excludes Japan and Hong Kong.

12        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Assets under Management and Administration

As at December 31, ($ millions)	2019	2018	2017
General fund	$378,527	$353,664	$334,222
Segregated funds net assets(1)	343,108	313,209	324,307
Mutual funds, institutional asset management and other(1),(2)	321,826	292,200	289,559
Total assets under management	1,043,461	959,073	948,088
Other assets under administration	145,397	124,449	123,188
Total assets under management and administration	$1,188,858	$1,083,522	$1,071,276

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.
(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Revenue

Revenue includes (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) investment income comprised of income earned on general fund assets, credit experience and realized gains and losses on assets held in the Corporate segment; (iii) fee and other income received for services provided; and (iv) realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on our macro hedging program. Premium equivalents from administrative services only (“ASO”), as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these products, which is included in revenue. Fees generated from deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

For 2019, revenue before realized and unrealized investment gains and losses was $61.4 billion compared with $48.0 billion in 2018. The increase was primarily due to the impact on ceded premiums in 2018 from U.S. legacy business transactions.

In 2019, the net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were $18.2 billion compared with losses of $9.0 billion for full year 2018. The 2019 gain was primarily due to lower interest rates and higher equity markets. The losses in 2018 were driven by higher interest rates and a decline in equity markets.

See “Impact of Fair Value Accounting” below.

Revenue

For the years ended December 31, ($ millions)	2019	2018	2017
Gross premiums	$41,059	$39,150	$36,361
Premiums ceded to reinsurers	(5,481)	(15,138)	(8,151)
Net premium income	35,578	24,012	28,210
Investment income	15,393	13,560	13,649
Other revenue	10,399	10,428	10,746
Revenue before realized and unrealized investment gains and losses	61,370	48,000	52,605
Realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	18,200	(9,028)	5,718
Total revenue	$79,570	$38,972	$58,323

c. Financial Strength

Financial strength metrics

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2019	2018	2017
MLI’s LICAT total ratio(1)	140%	143%	n/a
Financial leverage ratio	25.1%	28.6%	30.3%
Consolidated capital(2)	$57,369	$56,010	$50,659
Book value per common share ($)	$23.25	$21.38	$18.89
Book value per common share excluding accumulated other comprehensive income (“AOCI”) ($)	$19.94	$18.23	$16.83

(1)	The Life Insurance Capital Adequacy Test (“LICAT”) framework replaced the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) framework on January 1, 2018.
(2)	This item is a Non-GAAP measure. See “Performance and Non-GAAP Measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) total ratio for MLI was 140% as at December 31, 2019, compared with 143% as at December 31, 2018. The three percentage point decline from December 31, 2018 was primarily driven by the narrowing of corporate spreads and $2.0 billion of capital redemptions1, partially offset by the decrease in risk-free rates and actions to release capital in our North American legacy businesses.

[1]	For LICAT, the $2.0 billion of redemptions includes the $0.5 billion redeemed in January 2020 (announced in December 2019) as the LICAT ratio reflects all the actual and announced capital redemptions.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         13

MFC’s financial leverage ratio decreased to 25.1% as at December 31, 2019 from 28.6% as at December 31, 2018, driven by net income attributed to shareholders net of dividends, the redemption of $1.5 billion of securities, and the increase in values of AFS securities, partially offset by the net impact of share buybacks and issuance of shares for the dividend reinvestment program, and the impact of a stronger Canadian dollar compared with the U.S. dollar.

Consolidated capital1 was $57.4 billion as at December 31, 2019 compared with $56.0 billion as at December 31, 2018, an increase of approximately $1.4 billion. The increase was primarily driven by net income attributed to shareholders net of dividends of $3.5 billion and a net increase in accumulated other comprehensive income (“AOCI”) of $0.2 billion, partially offset by capital redemptions of $1.5 billion and the net impact of share buybacks and issuance of shares for the dividend reinvestment program of $0.6 billion. The net increase in AOCI was due to the impact of lower interest rates and higher equity markets on assets classified as AFS, mostly offset by the impact of a stronger Canadian dollar compared to the U.S. dollar.

Book value per common share as at December 31, 2019 was $23.25, an increase of 9% compared with $21.38 as at December 31, 2018, and the book value per common share excluding AOCI was $19.94 as at December 31, 2019, an increase of 9% compared with $18.23 as at December 31, 2018. The increase in the book value per common share was primarily driven by net income attributed to shareholders net of dividends and a net increase in AOCI, partially offset by the net impact of share buybacks and issuance of shares for the dividend reinvestment program. The number of common shares outstanding was 1,949 million as at December 31, 2019 and 1,971 million as at December 31, 2018.

d. Impact of Fair Value Accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income.

We reported $18.2 billion of net realized and unrealized investment gains in investment income in 2019 (2018 – losses of $9.0 billion).

As outlined under “Critical Actuarial and Accounting Policies” below, net insurance contract liabilities under IFRS are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using the current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and Non-GAAP Measures” below.

As noted in “Critical Actuarial and Accounting Policies – Future Accounting and Reporting Changes” below, IFRS 17 is expected to replace IFRS 4, and therefore CALM, in 2022 at the earliest (as per the IASB exposure draft published in June 2019, with potential for further deferral currently under consideration). The new standard will materially change insurance contract measurement and the timing of recognition of earnings. While there will be many changes, two items of note are:

∎

Under IFRS 17, the discount rate used to estimate the present value of insurance contract liabilities is based on the characteristics of the liability, whereas under CALM we use current and projected asset returns supporting insurance contract liabilities to value the liabilities (see “Critical Actuarial and Accounting Policies – Determination of Policy Liabilities – Investment Returns” below). The difference in the discount rate approach also impacts the timing of investment-related experience earnings emergence. Under CALM, investing activities impact reported investment-related experience (see “Performance and Non-GAAP measures” section below). Under IFRS 17, the impact of investing activities will emerge over the life of the asset.

∎

Under IFRS 17, new business gains are recorded on the balance sheet (in the contractual service margin component of the insurance contract liability) and are amortized into income as services are provided. Under CALM, new business gains (and losses) are recognized in income immediately. In 2019, we reported $819 million (post-tax) of new business gains in net income attributed to shareholders (2018 – $746 million).

e. Public Equity Risk and Interest Rate Risk

At December 31, 2019, the impact of a 10% decline in equity markets was estimated to be a charge of $520 million and the impact of a 50 basis point decline in interest rates, across all durations and markets, on our earnings was estimated to be a charge of $100 million. See “Risk Management” and “Risk Factors” below.

f. Impact of Foreign Exchange Rates

We have worldwide operations, including in Canada, the United States and various markets in Asia, and generate revenues and incur expenses in local currencies in these jurisdictions, all of which are translated into Canadian dollars. The bulk of our exposure to foreign exchange rates is to movements in the U.S. dollar.

[1]	This item is a Non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Items impacting our Consolidated Statements of Income are translated to Canadian dollars using average exchange rates for the respective quarterly period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purpose. The following table provides the most relevant foreign exchange rates for 2019 and 2018.

Exchange rate	Quarterly					Full Year
	4Q19	3Q19	2Q19	1Q19	4Q18	2019	2018
Average(1)
U.S. dollar	1.3200	1.3204	1.3377	1.3295	1.3204	1.3269	1.2958
Japanese yen	0.0122	0.0123	0.0122	0.0121	0.0117	0.0122	0.0117
Hong Kong dollar	0.1687	0.1686	0.1706	0.1694	0.1687	0.1693	0.1654
Period end
U.S. dollar	1.2988	1.3243	1.3087	1.3363	1.3642	1.2988	1.3642
Japanese yen	0.0120	0.0123	0.0121	0.0121	0.0124	0.0120	0.0124
Hong Kong dollar	0.1668	0.1689	0.1676	0.1702	0.1742	0.1668	0.1742

(1)

Average rates for the quarter are from Bank of Canada which are applied against Consolidated Statements of Income items for each period. Average rate for the full year is a 4-point average of the quarterly average rates.

Net income attributed to shareholders and core earnings from the Company’s foreign operations are translated to Canadian dollars, and in general, our net income attributed to shareholders and core earnings benefit from a weakening Canadian dollar and are adversely affected by a strengthening Canadian dollar. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations.

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by approximately $100 million in 2019 compared with 2018. The impact of foreign currency on items excluded from core earnings does not provide relevant information given the nature of these items.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         15

g. Strategic priorities progress update

Manulife’s mission – Decisions made easier. Lives made better – guided our business throughout 2019. Our focused efforts produced solid results on our five strategic priorities.

Strategic priorities	2022 Targets[1]	2019 Performance	Highlights on our progress

1. Portfolio Optimization	∎ Release a total of $5 billion in capital from legacy businesses	∎ Medium-term target achieved 3 years ahead of schedule ∎ Delivered $5.1 billion of cumulative capital benefits, including $2.1 billion in 2019

∎  Achieved $2.2 billion from a reduction in the allocation to ALDA in the portfolio asset mix supporting legacy business

∎  $2.4 billion from reinsurance and other actions in our North American Legacy businesses

∎   $0.5 billion related to real estate transactions to reduce lease renewal risk

2. Expense Efficiency	∎ Achieve a 50% expense efficiency ratio ∎ Deliver $1 billion in expense efficiencies	∎ Expense efficiency ratio of 52% in 2019, compared to 52% in 2018 ∎ Cumulative expense efficiencies of $700 million in pre-tax annual savings, including $400 million in 2019

∎  Modest core general expense growth of 3%, less than half the historic average, reflecting the impact of our expense efficiency initiatives

∎  Executed voluntary exit and early retirement programs for eligible staff in North America

∎   Consolidated our real estate footprint

∎  Implemented automation, robotic solutions, and leveraged artificial intelligence to adjudicate less complex transactions

∎  Renegotiated various contracts with third-party vendors

3. Accelerate Growth	∎ Generate two-thirds of core earnings from highest potential businesses[2]	∎ 57% of our core earnings in 2019 were generated from highest potential businesses, compared to 55% in 2018

∎  Core earnings from highest potential businesses outpaced other businesses by almost 11%

∎   Entered into a long-term strategic partnership with HaoDF.com in mainland China and agreed to enter into a joint venture with Mahindra Finance in India.

∎   Expanded our behavioural insurance product base through the launch of ManulifeMOVE insurance program in Vietnam and Cambodia, and the John Hancock Aspire program in the U.S.

4. Digital, Customer Leader	∎ Improve Net Promoter Score by 30 points, as compared to a baseline of +1 in 2017	∎ rNPS score of +8, a +7 point improvement from the 2017 baseline and a -1 point decline from the +9 improvement in 2018 ∎ 2019 scores remain competitive with global benchmarks

∎  Implemented relational net promotor score (“rNPS”) systems in all markets

∎   Recognized as the best life insurance company for digital transformation in Vietnam

∎  Launched an end-to-end online insurance platform in collaboration with DBS Bank for the Singapore market

∎   Launched a voice-enabled retirement product using Alexa (industry first)

5. High Performing Team	∎ Achieve top quartile employee engagement compared to global financial services and insurance peers	∎ 8 point improvement compared to 2018 score ∎ 2019 employee engagement was close to the median of our designated peer group

∎  >90% participation in the employee engagement survey

∎   Crowd-sourced and implemented employee ideas to automate repetitive tasks

∎  Integrated our performance rewards to equally recognize work contributions and living our values

∎   Conducted leadership training focused on “winning teams” and “transformation ready leadership”

∎   Received Bloomberg Gender-Equality Index, Best Company to Work for in Asia, Canada’s Best Diversity Employers

[1]	See “Caution regarding forward-looking statements” above.
[2]	Asia, Global WAM, group insurance in Canada, and behavioural insurance products

16        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

2. Asia

Our Asia segment is a leading provider of insurance products and insurance-based wealth accumulation products, driven by a customer-centric strategy and leveraging the asset management expertise and products managed by our Global Wealth and Asset Management segment. Present in many of Asia’s largest and fastest growing economies, we are well positioned to capitalize on the attractive underlying demographics of the region, underpinned by a rigorous focus on creating value for our customers, employees and shareholders.

We have insurance operations in 11 markets: Japan, Hong Kong, Macau, Singapore, mainland China, Vietnam, Indonesia, the Philippines, Malaysia and Cambodia and have recently received licence to start operations in Myanmar.1

We have a diversified multi-channel distribution network, including over 95,000 contracted agents and 100 bank partnerships. We also work with many independent agents, financial advisors and brokers. Among our bancassurance partnerships we have eight exclusive partnerships, including a long-term partnership with DBS Bank across Singapore, Hong Kong, mainland China and Indonesia, that give us access to almost 15 million bank customers.

In 2019, Asia contributed 33% of the Company’s core earnings from operating segments and, as at December 31, 2019, accounted for 10% of the Company’s assets under management and administration.

a. Profitability

Asia reported net income attributed to shareholders of $1,935 million in 2019 compared with $1,704 million in 2018. Net income attributed to shareholders is comprised of core earnings, which was $2,005 million in 2019 compared with $1,766 million in 2018, and items excluded from core earnings, which amounted to a net charge of $70 million for 2019 compared with a net charge of $62 million in 2018.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$1,457 million in 2019 compared with US$1,317 million in 2018 and core earnings were US$1,511 million in 2019 compared with US$1,363 million in 2018. Items excluded from core earnings are outlined in the table below and amounted to a net charge of US$54 million in 2019 and a net charge of US$46 million in 2018.

Core earnings in 2019 increased 11% compared with 2018, after adjusting for the impact of changes in foreign currency exchange rates. Core earnings increased by 26% in Hong Kong and 18% in Asia Other and declined by 19% in Japan. Hong Kong and Asia Other core earnings benefited from higher new business volumes and in-force business growth and in Japan, core earnings were impacted by lower new business volumes. Additionally, Asia core earnings benefited from improved policyholder experience in Hong Kong and Japan. Note, this improvement in policyholder experience does not include the impact on policyholder experience from sales of the recently-launched VHIS products in Hong Kong. These sales did not have a material current period impact on core earnings as experience gains from the release of margins for customers who opted to change their existing medical coverage to the new VHIS product were offset by new business strain.

The table below reconciles net income attributed to shareholders to core earnings for Asia for 2019, 2018 and 2017.

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
Core earnings(1),(2)	$2,005	$1,766	$1,453	$1,511	$1,363	$1,121
Items to reconcile core earnings to net income attributed to shareholders:
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	195	284	242	147	219	186
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(3)	(258)	(375)	12	(196)	(287)	2
Change in actuarial methods and assumptions	(7)	27	166	(5)	21	132
Reinsurance transactions	–	5	–	–	4	–
Other(4)	–	(3)	(39)	–	(3)	(31)
Net income attributed to shareholders(2)	$1,935	$1,704	$1,834	$1,457	$1,317	$1,410

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

2018 comparatives for core earnings and net income attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(3)

The direct impact of markets in 2019 was a charge of US$196 million and included a charge of US$174 million related to fixed income reinvestment rates and a charge of US$88 million related to changes to the URR, partially offset by a gain of US$66 million related to equity markets and variable annuity guarantee liabilities. The charge in 2018 primarily related to the impact of equity markets on general fund equity investments supporting policy liabilities.

(4)	Other items in 2017 included restructuring costs in Thailand.

b. Growth

(all percentages quoted are on a constant exchange rate basis)

Annualized premium equivalent (“APE”) sales in 2019 were US$3,224 million, representing an increase of 4% compared with 2018. Higher sales in Hong Kong and Asia Other were partially offset by lower sales in Japan. In Japan, APE sales in 2019 were US$835 million, a decrease of 24% compared with 2018 due to changes in COLI product tax rules. Hong Kong APE sales in 2019

[1]	In 2019, we made the decision to exit Thailand, and have reached an agreement to sell the operation, subject to regulatory approval.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         17

were US$859 million, an increase of 33% compared with 2018, driven by the success of our recently-launched VHIS and Qualifying Deferred Annuity products, as well as participating products launched at the beginning of the year. Asia Other APE sales in 2019 were US$1,530 million, a 14% increase compared with 2018 driven by strong growth in China, Vietnam and Malaysia.

New business value (“NBV”) was US$1,202 million in 2019, an increase of 8% compared with 2018. We experienced growth across all of our businesses in Asia, except Japan. In Japan, NBV in 2019 was US$259 million, a decrease of 22% compared with 2018 due to lower APE sales. In Hong Kong, NBV in 2019 was US$536 million, an increase of 28% compared with 2018 driven by higher sales. Asia Other NBV in 2019 was US$407 million, an increase of 13% compared to 2018, with growth in most of our markets. The new business value margin (“NBV margin”)1 was 39.8% in 2019, an increase of 1.8 percentage points compared with 2018.

APE Sales and NBV

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
Annualized premium equivalent sales(1)	$4,278	$4,012	$3,747	$3,224	$3,094	$2,887
New business value(1)	1,595	1,443	1,201	1,202	1,112	926

(1) This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Assets under Management

Asia’s assets under management were US$93.4 billion as at December 31, 2019, an increase of US$14.2 billion or 17% compared with December 31, 2018, driven by net customer inflows of US$10.2 billion and market growth during 2019.

Assets under Management(1)

As at December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
General fund(2)	$100,418	$88,776	$72,777	$77,304	$65,075	$58,009
Segregated funds	20,968	19,333	18,917	16,138	14,176	15,074
Total assets under management	$121,386	$108,109	$91,694	$93,442	$79,251	$73,083

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

The 2018 comparative for general fund assets under management has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Revenue

Total revenue in 2019 of US$21.6 billion increased US$6.4 billion compared with 2018, of which US$5.3 billion related to a net increase in realized and unrealized investment gains and losses, primarily due to the impact of the decline in interest rates and improvement in equity markets in 2019. Revenue before net realized and unrealized investment gains and losses increased US$1.1 billion compared with 2018 due to an increase in net premium income. The net premium income increase was primarily driven by the growth of new and in-force business in Hong Kong and Asia Other, partly offset by a decline in new business in Japan.

Revenue

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
Gross premiums	$20,724	$18,768	$16,215	$15,620	$14,483	$12,500
Premiums ceded to reinsurers	(717)	(656)	(503)	(540)	(507)	(384)
Net premium income	20,007	18,112	15,712	15,080	13,976	12,116
Investment income(1)	2,570	2,355	2,000	1,938	1,817	1,543
Other revenue	1,215	1,296	934	917	1,000	719
Revenue before net realized and unrealized investment gains and losses	23,792	21,763	18,646	17,935	16,793	14,378
Net realized and unrealized investment gains and losses(2)	4,881	(2,053)	2,044	3,670	(1,599)	1,563
Total revenue	$28,673	$19,710	$20,690	$21,605	$15,194	$15,941

(1)

The 2018 comparative for investment income has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Financial Performance – Impact of Fair Value Accounting” above.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

18        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

c. Strategic Highlights

Asia continues to be a core driver of growth for Manulife, supported by a clear strategy, a focus on execution, a strong team, and a diversified footprint in 11 markets with a compelling economic backdrop. We operate in many of the fastest growing markets in the world, and middle-class emergence, combined with an estimated doubling of household wealth in Asia from 2015 to 20251, will continue to drive demand for financial solutions.

We continued to accelerate our growth by expanding our distribution reach and we implemented several changes to enhance customer experience. In 2019, we:

∎	Increased the number of agents by 20% to over 95,000. Our number of Million Dollar Round Table agents has increased to 3,500, up by 25% over 2018.
∎

Continued our momentum in bancassurance as we entered into a cooperation agreement in Vietnam. As noted above, we have eight exclusive bancassurance partnerships, including a major pan-Asia partnership with DBS Bank, giving us access to almost 15 million bank customers; and

∎	Launched Manulife Financial Advisors Company, a wholly owned independent agency in Japan, which will distribute Manulife insurance solutions as well as select products from other insurance providers.

We grew our customer base to more than 11 million customers and saw positive momentum in rNPS, achieving an overall score of 9.4. We became much more digital and customer-centric, rolling out a number of key customer initiatives and advanced our digital strategy. In 2019, we:

∎	Launched an analytics-supported online end-to-end platform in collaboration with DBS Bank, where customers can purchase insurance solutions directly in Singapore;
∎	Enhanced our eClaims platform in Hong Kong, Japan and Vietnam to include more types of claims, increased the claims submission threshold and improved the efficiency of claims processing;
∎	Launched our ManulifeMOVE behavioral insurance program in Vietnam and Cambodia and increased the number of eligible products and retail partners available on the platform.
∎	We ended 2019 with over 500,000 policyholders enrolled in ManulifeMOVE in Asia, double the number of policyholders enrolled at the end of 2018; and
∎	Entered into a long-term strategic partnership in mainland China with HaoDF.com to explore opportunities for innovative products and services allowing us to expand on our distribution reach.

We made progress on building our high performing team. Our overall employee engagement score improved, contributing to the year-on-year improvement for the wider group. We secured talent in key leadership roles, appointing General Managers in Hong Kong, the Philippines and Indonesia.

[1]	Source: Asia household wealth in 2015 – Economic Intelligence Unit; and in 2025 – Manulife & Oliver Wyman estimates

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         19

3. Canada

Our Canada segment is a leading financial services provider, offering insurance products, insurance-based wealth accumulation products and banking services, and leveraging the asset management expertise and products managed by our Global Wealth and Asset Management segment. The comprehensive solutions we offer target a broad range of customer needs and foster holistic long-lasting relationships.

We offer financial protection solutions to middle- and upper-income individuals, families and business owners through a combination of competitive products, professional advice and quality customer service. We provide group life, health and disability insurance solutions to Canadian employers, with more than 23,000 Canadian businesses and organizations entrusting their employee benefit programs to Manulife’s Group Insurance. We also provide life, health and specialty products, such as travel insurance, through advisors, sponsor groups and associations, as well as direct-to-customer. We continue to increase the proportion of products with behavioural insurance features.

Manulife Bank offers flexible debt and cash flow management solutions as part of a customer’s overall financial plan. Products include savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs, offered through financial advisors supported by a broad distribution network.

In 2019, Canada contributed 19% of the Company’s core earnings from operating segments and, as at December 31, 2019, accounted for 13% of the Company’s assets under management and administration.

a. Profitability

Canada’s full year 2019 net income attributed to shareholders was $1,122 million compared with $982 million in 2018. Net income attributed to shareholders is comprised of core earnings, which was $1,201 million in 2019 compared with $1,327 million in 2018, and items excluded from core earnings, which amounted to a net charge of $79 million for 2019 compared with a net charge of $345 million in 2018. Items excluded from core earnings are outlined in the table below.

The $126 million or 9% decrease in core earnings was driven by less favourable policyholder experience, the non-recurrence of the 2018 gain from the release of provisions for uncertain tax positions and the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses. These items were partially offset by higher Manulife Bank core earnings, gains from the second phase of our segregated fund transfer program and improved margins across individual insurance due to the success of Manulife Par.

The table below reconciles net income attributed to shareholders to core earnings for Canada for 2019, 2018 and 2017.

For the years ended December 31, ($ millions)	2019	2018	2017
Core earnings(1),(2)	$1,201	$1,327	$1,209
Items to reconcile core earnings to net income attributed to shareholders:
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	477	240	(99)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(3)	(414)	(307)	(227)
Change in actuarial methods and assumptions	(108)	(370)	36
Charge related to decision to change portfolio asset mix supporting our legacy businesses	–	–	(343)
Reinsurance transactions	(30)	102	–
Tax-related items and other(4)	(4)	(10)	(22)
Net income attributed to shareholders(2)	$1,122	$982	$554

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

2018 comparatives for core earnings and net income attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(3)

The direct impact of markets in 2019 was a charge of $414 million and included a charge of $270 million related to fixed income reinvestment rates and a charge of $254 million related to changes to the URR, partially offset by a gain of $110 million related to the direct impact of equity markets and variable annuity guarantee liabilities. The charge in 2018 is primarily related to direct impact of equity markets and variable annuity guarantee liabilities and fixed income reinvestment rates.

(4)

The 2019 charge of $4 million relates to the impact of tax rate changes in the province of Alberta, Canada. The 2018 and 2017 charges of $10 million and $22 million, respectively, included integration and acquisition items.

b. Growth

APE sales were $1,057 million in 2019, an increase of $82 million or 8% compared with 2018. Individual insurance APE sales in 2019 of $396 million increased $107 million or 37% compared with 2018 due to higher par product sales. Group insurance APE sales in 2019 of $449 million decreased $7 million or 2% compared with 2018, due to variability in large-case group insurance market, partially offset by higher small and mid-size business sales. Annuities APE sales in 2019 of $212 million decreased $18 million or 8% compared with 2018 due to our focus on lower risk segregated fund products.

Sales

For the years ended December 31, ($ millions)	2019	2018	2017
APE sales(1)	$1,057	$975	$1,366

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

20        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Manulife Bank average net lending assets were $21.9 billion in 2019, up $0.9 billion or 4% from 2018.

Assets under Management

Assets under management of $151.3 billion as at December 31, 2019 increased by $9.3 billion or 7% from $141.9 billion at December 31, 2018, due to business growth and the favourable impact of markets.

Assets under Management(1)

As at December 31, ($ millions)	2019	2018	2017
General fund(2)	$115,613	$108,607	$108,160
Segregated funds	35,645	33,306	36,460
Total assets under management	$151,258	$141,913	$144,620

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

The 2018 comparative for general fund assets under management has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Revenue

Total revenue of $19.6 billion in 2019 increased $6.0 billion from $13.6 billion in 2018. Revenue before net realized and unrealized investment gains and losses of $14.8 billion in 2019 decreased $0.2 billion from $15.0 billion in 2018. The decrease in other revenue from changes made to reinsurance agreements in 2019 and lower large single premium deposits in group insurance was partially offset by higher investment income.

Revenue

For the years ended December 31, ($ millions)	2019	2018	2017
Gross premiums	$10,667	$10,974	$10,124
Premiums ceded to reinsurers	(1,592)	(1,547)	(5,359)
Net premium income	9,075	9,427	4,765
Investment income(1)	4,597	4,119	3,958
Other revenue	1,088	1,446	1,862
Revenue before net realized and unrealized investment gains and losses	14,760	14,992	10,585
Net realized and unrealized investment gains and losses(2)	4,849	(1,394)	602
Total revenue	$19,609	$13,598	$11,187

(1)

The 2018 comparative for investment income has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Financial Performance – Impact of Fair Value Accounting” above.

c. Strategic Highlights

In 2019, we continued to revitalize and modernize our business by further expanding our product offerings and continuing to build customer-centric digital platforms. We executed several significant actions on our legacy business and successfully executed on our expense reduction strategy to strengthen financial results and improve the risk-return profile in our home market. Our Canada segment remains focused on building and fostering holistic long-lasting relationships by expanding and integrating our insurance, insurance-based wealth accumulation and banking solutions to meet customers’ needs and by leveraging the strength of our group franchise.

We are revitalizing our business by expanding our product offerings and modernizing our delivery process. In 2019, we:

∎	Launched an additional par product to expand our participating customer solutions;
∎

Introduced the Group Insurance Manulife Vitality program, the first evidence-rich program of its kind in Canada, designed to encourage participants to make healthy choices using proven behavioural science;

∎	Continued to focus on improving the health of Canadians and launched a new two-step opioid management program focused on prevention and early intervention;
∎	Enhanced our Group Benefits small business offering, providing improved product design, which includes improved pricing and an updated advisor experience;
∎

Launched our new digital All-In Banking Package, coupled with Manulife’s first ever artificial intelligence-driven chatbot, helping Canadians develop better financial habits and improve their financial well-being; and

∎	Launched a new advertising campaign, “A little can do a lot” encouraging Canadians to improve their financial habits by taking little steps to achieve big goals.

We executed on a number of initiatives to expand our digital capabilities focused on providing personalized customer service. In 2019, we:

∎	Launched a new tool providing customers with access to virtual medical consultations anytime and anywhere;

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         21

∎	Continued to digitize our operations and achieved over four million robotics-processed transactions, making it easier for our customers to do business with us;
∎	Partnered with Blink, an Ireland-based travel insurtech, to offer our travel insurance customers a real-time travel disruption solution; and
∎	Won the 2018 International Service Excellence Award as the Customer Service Project of the Year for our Life Moments initiative supporting Canadians during life’s biggest events.

We are also focused on optimizing capital in our legacy businesses and in 2019 we released approximately $450 million of capital. In 2019, we entered into two new reinsurance transactions and renegotiated some of our existing reinsurance agreements to reduce risk and free up a total of $325 million of capital. These transactions included reinsuring the mortality and lapse risk on a portion of our Canadian legacy term and universal life policies, mortality risk on some of our Par business as well as longevity risk on our Canadian individual annuities block. In addition, we introduced the second phase of our segregated fund transfer program, providing an opportunity to some of our legacy segregated fund customers to convert their policy to a less capital-intensive product which offers them increased flexibility and higher potential returns. The program along with other initiatives released approximately $125 million of capital. Legacy optimization initiatives in the Canada segment have contributed approximately $1.0 billion of cumulative capital benefit through December 31, 2019, including $450 million in 2019.

22        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

4. U.S.

Our U.S. segment provides a range of life insurance products, insurance-based wealth accumulation products, and has an in-force long-term care insurance business and an in-force annuity business.

The insurance products we offer are designed to provide estate, business and income-protection solutions for high net worth, emerging affluent markets and the middle market, and to leverage the asset management expertise and products managed by our Global Wealth and Asset Management business. Behavioural insurance features are standard on all our new insurance product offerings. The primary distribution channel is licenced financial advisors, with some direct-to-consumer insurance business. With the support from our direct-to-consumer capabilities, we aim to establish lifelong customer relationships that benefit from our holistic protection and wealth product offerings in the future.

Our in-force long-term care insurance policies provide coverage for the cost of long-term services and support.

Our in-force annuity business includes fixed deferred, variable deferred, and payout products.

In 2019, U.S. contributed 31% of the Company’s core earnings from operating segments and, as at December 31, 2019, accounted for 20% of the Company’s assets under management and administration.

a. Profitability

U.S. reported net income attributed to shareholders of $1,428 million in 2019 compared with net income attributed to shareholders of $2,291 million in 2018. Net income attributed to shareholders is comprised of core earnings, which was $1,876 million in 2019 compared with $1,789 million in 2018, and items excluded from core earnings, which amounted to a net charge of $448 million in 2019 compared with a net gain of $502 million in 2018.

Expressed in U.S. dollars, the functional currency of the segment, 2019 net income attributed to shareholders was US$1,074 million compared with a net income attributed to shareholders of US$1,768 million in 2018 and core earnings were US$1,414 million in 2019 compared with US$1,380 million in 2018. Items excluded from core earnings are outlined in the table below and amounted to a net charge of US$340 million in 2019 compared with a net gain of US$388 million in 2018.

The US$34 million increase in core earnings was driven by the impact of higher sales volumes and improved product margins and a true-up of prior year tax provisions partially offset by actions taken over the last 12 months to improve the capital efficiency of our legacy businesses and policyholder experience losses in 2019 compared with small gains in 2018 across all businesses.

The table below reconciles net income attributed to shareholders to core earnings for the U.S. for 2019, 2018 and 2017.

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
Core earnings(1),(2)	$1,876	$1,789	$1,609	$1,414	$1,380	$1,241
Items to reconcile core earnings to net income attributed to shareholders:
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	66	17	343	49	10	263
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(3)	(693)	236	505	(525)	191	384
Change in actuarial methods and assumptions	71	286	(245)	54	219	(195)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	–	–	(689)	–	–	(542)
Reinsurance transactions	111	68	–	84	51	–
Tax-related items and other(4)	(3)	(105)	(2,724)	(2)	(83)	(2,143)
Net income (loss) attributed to shareholders(2)	$1,428	$2,291	$(1,201)	$1,074	$1,768	$(992)

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

The 2018 comparatives for core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(3)

The direct impact of markets in 2019 was a charge of US$525 million and included a charge US$621 million related to fixed income reinvestment rates and a charge of US$98 million related to changes to the URR, partially offset by a gain of US$194 million related to the direct impact of equity markets and variable annuity guarantee liabilities. The gain in 2018 is primarily related to fixed income reinvestment rates partially offset by charges from the direct impact of equity markets and variable annuity guarantee liabilities.

(4)	Tax-related items and other in 2019 was fees related to legacy transactions. Charges in 2018 and 2017 primarily relate to U.S. tax reform.

b. Growth

U.S. APE sales in 2019 of US$530 million increased 24% compared with 2018, driven primarily by higher domestic and international universal life sales. Higher domestic universal life sales included the benefit of sales in advance of anticipated regulatory changes. Sales of products with the John Hancock Vitality PLUS feature in 2019 were US$188 million, an increase of 86% compared with 2018.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         23

Sales

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
APE sales(1)	$702	$553	$603	$530	$426	$464

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Assets under Management

U.S. assets under management of US$177 billion as at December 31, 2019 increased by 8% from December 31, 2018. The increase was driven by the favourable impact of markets partially offset by the continued run-off of our annuities business, and the reinsurance of the New York portion of the payout annuity block in 2019.

Assets under Management(1)

As at December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
General fund(2)	$153,731	$150,772	$150,837	$118,364	$110,520	$120,237
Segregated funds	76,625	72,874	77,998	58,996	53,420	62,174
Total assets under management	$230,356	$223,646	$228,835	$177,360	$163,940	$182,411

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

The 2018 comparatives for general fund assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Revenue

Total revenue in 2019 of US$18.5 billion increased US$18.0 billion compared with 2018. Revenue before net realized and unrealized investment gains and losses was US$12.2 billion, an increase of US$7.3 billion compared with 2018 primarily due to the impact on premiums ceded to reinsurers in 2018 when we reinsured substantially all of our legacy individual and group payout annuity business (the portion related to the New York business closed in 2019).

Revenue

For the years ended December 31, ($ millions)	Canadian $			US $
	2019	2018	2017	2019	2018	2017
Gross premium income	$9,588	$9,335	$9,939	$7,227	$7,201	$7,667
Premiums ceded to reinsurers	(3,204)	(12,961)	(2,317)	(2,414)	(9,878)	(1,786)
Net premium income	6,384	(3,626)	7,622	4,813	(2,677)	5,881
Investment income(1)	7,140	7,291	7,382	5,382	5,624	5,689
Other revenue	2,654	2,542	3,040	2,000	1,966	2,341
Revenue before items noted below	16,178	6,207	18,044	12,195	4,913	13,911
Net realized and unrealized investment gains and losses(2)	8,416	(5,621)	3,274	6,320	(4,423)	2,495
Total revenue	$24,594	$586	$21,318	$18,515	$490	$16,406

(1)

The 2018 comparative for investment income has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Financial Performance – Impact of Fair Value Accounting” above.

c. Strategic Highlights

At John Hancock, we are focused on building more holistic and long-lasting customer relationships by offering innovative products and solutions and making it easier for customers to do business with us. We are focused on revitalizing our insurance business by expanding our product offerings, modernizing the delivery process, enhancing customer experience, and opportunistically evaluating potential adjacent market expansion.

In 2019, we:

∎

Continued to redefine insurance and how we interact with customers through our behavioural insurance offerings; behavioural insurance is increasingly recognized as a differentiator as evidenced by our Customer Net Promoter Score of 30 and number of enrollees;

∎	Achieved increased sales of policies with the John Hancock Vitality PLUS rider for four consecutive quarters.
∎	Launched the John Hancock Aspire program – life insurance designed for people living with diabetes that builds on the success of John Hancock Vitality;
∎

Improved the new business profitability of our brokerage life insurance business by improving pricing, reducing expenses, and enhancing our focus on sales support and training resulting in the highest new business value reported over the past ten years; and

∎

Continued to validate our direct-to-consumer offerings through testing and innovation, incorporating what we learned to build a cohesive direct channel as we seek to develop deeper relationships with our customers.

24        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

We continued to actively manage our legacy businesses and maintain sharp focus on expenses across all business lines. In 2019, we:

∎	Completed legacy optimization initiatives in the U.S. segment that contributed over $1.4 billion of cumulative capital benefits through December 31, 2019, including $775 million in 2019;
∎	Made progress on our portfolio optimization initiative, completing two new reinsurance transactions on universal life blocks that resulted in a capital benefit of $265 million;
∎	Initiated an Annuity Guaranteed Minimum Withdrawal Benefit offer program for consumers that released nearly $77 million of capital in 2019 with larger capital releases expected in future years;[1]
∎

Built upon the capital initiatives taken last year, by completing the reinsurance of the New York portion of individual and group payout annuity policies. These transactions along with the impacts from the sale of ALDA enabled by the reinsurance generated cumulative capital benefits of $810 million through the end of the year with another $90 million expected to be realized early in 2020[1]; and

∎	Continued to make progress in securing long-term care premium rate increases and introduced an innovative cost-sharing option to our long-term care customers to manage premium costs.

[1]	See “Caution regarding forward-looking statements” above.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         25

5. Global Wealth and Asset Management

Our Global Wealth and Asset Management segment serves individual investors and institutional clients in three business lines: Retirement, Retail and Institutional Asset Management. We have operations in 19 markets1, and leverage our Asia, Canada and U.S. segments.

Retirement provides financial advice, investment products and electronic record-keeping services to over seven million individual participants in North America and Asia. In North America, our Canadian Group Retirement business focuses on providing retirement solutions through defined contribution and defined benefit plans; and in the United States, John Hancock Retirement Plan Services provides employer sponsored retirement plans and services personal retirement accounts for former client employees. In Asia, we provide retirement offerings to employers and individuals, including Mandatory Provident Fund (“MPF”) schemes and administration in Hong Kong.

Retail distributes investment funds through intermediaries in North America, Europe and Asia, and operates a manager-of-managers model, which identifies and sources investment strategies across the world, both proprietary and external. In Canada, we also provide personalized investment management, private banking and estate solutions to affluent clients.

Institutional Asset Management provides investment management solutions to over 700 institutional clients (such as pension plans, foundations, endowments and financial institutions) globally across major asset classes including equities, fixed income, and alternative assets (including real estate, timberland, farmland, private equity/debt, infrastructure, and liquid alternatives). In addition, we also offer multi-asset investment management solutions for a broad range of clients’ investment needs.

In 2019, Global WAM contributed 17% of the Company’s core earnings from operating segments and, as at December 31, 2019, accounted for 57% of the Company’s assets under management and administration.

a. Profitability

Global WAM’s 2019 net income attributed to shareholders was $1,022 million compared with $954 million in 2018, core earnings were $1,021 million in 2019 compared with $985 million in 2018. Items excluded from core earnings are outlined in the table below and amounted to a net gain of $1 million in 2019 compared with a net charge of $31 million in 2018.

Core earnings increased $36 million or 2% on a constant exchange rate basis driven by higher average asset levels partially offset by a higher effective tax rate due to geographical business mix, net of tax benefits.

The table below reconciles net income attributed to shareholders to core earnings for the Global WAM segment for 2019, 2018 and 2017.

For the years ended December 31, ($ millions)	2019	2018	2017
Core earnings(1)
Asia	$289	$257	$210
Canada	319	266	253
U.S.	413	462	353
Core earnings	1,021	985	816
Items to reconcile core earnings to net income attributed to shareholders:
Tax-related items and other(2)	1	(31)	262
Net Income attributed to shareholders	$1,022	$954	$1,078

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)

The 2018 charge of $31 million primarily relates to the integration of businesses acquired from Standard Chartered and the 2017 net gain of $262 million includes the impact related to tax reform of $308 million partially offset by the integration of businesses acquired from Standard Chartered of $46 million.

In 2019, core EBITDA2 for Global WAM was $1,536 million, $515 million higher than core earnings. In 2018, core EBITDA was $1,497 million, $512 million higher than core earnings. The increase in core EBITDA of $39 million or 1% on a constant exchange rate basis was driven by higher average asset levels, as mentioned above.

Core EBITDA

For the years ended December 31, ($ millions)	2019	2018	2017
Core earnings(1)	$1,021	$985	$816
Amortization of deferred acquisition costs and other depreciation	311	301	344
Amortization of deferred sales commissions	81	98	99
Core income tax expense (recovery)	123	113	167
Core EBITDA(1)	$1,536	$1,497	$1,426

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

[1]

United States, Canada, Japan, Hong Kong, Macau, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, the Philippines, the United Kingdom, Ireland, Switzerland, and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, Chile and Brazil.

[2]	This item is a Non-GAAP measure. See “Performance and Non-GAAP Measures” below.

26        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

b. Growth

Gross Flows and Net Flows

In 2019, gross flows of $114.2 billion were $4.8 billion or 6% lower than 2018 as lower retail and institutional asset management flows more than offset higher retirement flows. In retail, gross flows were $3.8 billion or 8% lower than 2018 due to lower industry flows into active strategies and investor preference for conservative fixed income exposures in the U.S. and lower flows into mainland China retail money market funds in Asia. In institutional asset management, gross flows were $4.8 billion or 25% lower than 2018 as we had several large fundings in 2018. In retirement, gross flows were $3.8 billion or 6% higher than 2018, with growth across all geographies, driven by higher new plan sales and recurring contributions. WAM net outflows were $0.9 billion compared with net inflows of $1.6 billion in 2018. The decrease was driven by a decision by one institutional client in Canada to internalize the management of several large, primarily fixed income, mandates in 3Q19 totaling $8.5 billion. This was partially offset by higher retail net inflows across all geographies amid improved market returns and higher retirement gross flows as mentioned above.

Asia WAM

∎

Gross flows in Asia in 2019 were $21.0 billion, a decrease of 11% compared with 2018. The decline was driven by lower gross flows in institutional asset management due to large contributions from existing and new clients in 2018, and in retail, from lower mainland China money market funds, partially offset by higher gross flows in retirement.

∎

Net inflows in 2019 were $4.8 billion in 2019 compared with net inflows of $5.7 billion in 2018, driven by lower gross flows as noted above and higher redemptions in institutional asset management, partially offset by lower redemptions of mainland China retail money market funds.

Canada WAM

∎

Gross flows in Canada in 2019 were $24.1 billion, an increase of 4% compared with 2018, driven by higher retail gross flows from strong sales across the product line-up and higher new plan sales and recurring contributions in retirement. This was partially offset by the non-recurrence of several large fundings in institutional asset management in 2018.

∎

Net outflows in 2019 were $3.6 billion compared with net inflows of $2.0 billion in 2018. The decline was primarily driven by a decision by one institutional client in Canada to internalize the management of several large, primarily fixed income, mandates in 3Q19 totaling $8.5 billion and a redemption of a large-case retirement plan of $1.4 billion. This was partially offset by higher gross flows as mentioned above and lower retail redemptions.

U.S. WAM

∎

Gross flows in the U.S. in 2019 were $69.1 billion, a decrease of 7% compared with 2018. The decline was primarily driven by lower industry flows into active strategies and investor preference for conservative fixed income exposures in retail and the funding of several large mandates in institutional asset management in 2018. This was partially offset by higher new plan sales and recurring contributions in retirement.

∎

Net outflows in 2019 were $2.0 billion, compared with net outflows of $6.1 billion in 2018, improving for the fourth consecutive quarter. Compared with 2018, net outflows declined by $4.1 billion, primarily due to a lower retail redemption rate amid improved market returns and lower plan departures in retirement. This was partially offset by lower gross flows as mentioned above.

Gross Flows and Net Flows(1)

For the years ended December 31, ($ millions)	2019	2018	2017
Gross flows	$114,246	$119,002	$121,969
Net flows	(879)	1,563	18,280

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Assets under Management and Administration

In 2019, AUMA for our wealth and asset management businesses were $681 billion, 16% higher than December 31, 2018 on a constant exchange rate basis. AUMA increased $74 billion from improved market returns. This was partially offset by an asset disposition of $1.4 billion and net outflows of $0.9 billion.

Assets under Management and Administration(1)

For the years ended December 31, ($ billions)	2019	2018	2017
Balance January 1,	$609	$609	$554
Acquisitions/Dispositions	(1)	1	–
Net flows	(1)	2	18
Impact of markets and other	74	(3)	37
Balance December 31,	$681	$609	$609

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

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Revenue

Total revenue in 2019 of $5,595 billion increased 1% compared with 2018, driven by higher average asset levels.

Revenue

As at December 31, ($ millions)	2019	2018	2017
Fee income	$5,562	$5,472	$5,158
Investment income	33	(9)	42
Total revenue	$5,595	$5,463	$5,200

c. Strategic Highlights

Leveraging our integrated business model and global scale, we have a clear strategy to pursue high-growth opportunities in the most attractive markets globally through our three business lines: Retirement, Retail and Institutional Asset Management. Our strategy involves becoming a global retirement leader by supporting financial wellness; expanding our presence in regional retail mutual fund distribution across the globe; leveraging a multi-manager model; and providing differentiated active asset management capabilities across high-performing equity and fixed income strategies, outcome-oriented solutions and alternative assets.

We executed on a number of initiatives to accelerate growth in our franchise. In 2019, we:

∎

Agreed to enter into a joint venture with Mahindra Finance in India. Manulife Investment Management will enter India for the first time through this joint venture which aims to become a premier provider of retail investment solutions;

∎	Maintained our position as the number one Mandatory Pension Fund scheme sponsor in Hong Kong, based on assets under management and net cash flows[1];
∎

Launched our first private equity fund-of-funds product with $2 billion in commitments to the Manulife Private Equity Partners, L.P. (MPEP). This is part of an ongoing effort to provide specialized asset management solutions for global investors. The fund is backed by a global group of institutional and high-net-worth investors from Europe, North America, and Asia; and

∎

Received top scores (A+ and A) in all submitted categories from the United Nations-supported Principles for Responsible Investment (PRI) annual Environmental, Social and Governance (ESG) assessment report for 2018.

We continued to make progress on our digital customer leader strategy. In 2019, we:

∎

Introduced a unified global brand for Manulife’s Global Wealth & Asset Management businesses: Manulife Investment Management, to better serve our investors worldwide. This unified presence will provide customers and intermediaries with a more consistent, seamless experience in our various investment management businesses;

∎

Completed the centralization and modernization of our Global Wealth & Asset Management operations, technology and data platforms through the Global Optimization program, utilizing state of the art technology to deliver a robust digital experience for our stakeholders;

∎

Expanded our personal advice offering by signing an agreement with Morningstar Investment Management LLC to offer Morningstar’s advisor managed account services to registered investment advisor (“RIA”) firms and their advisors for their retirement plan clients;

∎

Launched Manulife InvestChoice in Hong Kong, a digitally enabled wrap account service consolidating and managing specially selected mutual fund products provided by Manulife Investment Management and other fund houses; and

∎	Launched a new retail investments website in Canada which houses our complete suite of solutions in one place and features an extensive investment resource and education hub.

[1]	Market share of assets under management and net cash flows by scheme sponsor as reported in the Mercer MPF Market Share Reports for March 31, June 30, September 30, and December 31, 2019.

28        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

6. Corporate and Other

Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our P&C Reinsurance business; as well as our run-off reinsurance operation, including variable annuities and accident and health.

For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and Non-GAAP Measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.

a. Profitability

Corporate and Other reported net income attributed to shareholders of $95 million in 2019 compared with a net loss attributed to shareholders of $1,131 million in 2018. The net income (loss) attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $99 million in 2019 compared with a core loss of $257 million in 2018. Items excluded from core loss amounted to a net gain of $194 million in 2019 compared with a net charge of $874 million in 2018.

The $158 million lower core loss was primarily related to gains from the favourable impact of markets on seed money investments in new segregated and mutual funds compared to charges from the decline in markets in 2018, as well as higher investment income and lower interest on external debt. These increases were partially offset by lower gains on AFS equities, higher withholding taxes on future U.S. remittances and the non-recurrence of a net release of P&C provisions in 2018.

The items excluded from core earnings are outlined below.

The table below reconciles the net income (loss) attributed to shareholders to the core loss for Corporate and Other for 2019, 2018 and 2017.

For the years ended December 31, ($ millions)	2019	2018	2017
Core loss excluding core investment gains(1)	$(499)	$(657)	$(922)
Core investment gains(2)	400	400	400
Total core loss(2)	(99)	(257)	(522)
Items to reconcile core loss to net loss attributed to shareholders:
Direct impact of equity markets and interest rates(3)	588	(411)	(83)
Changes in actuarial methods and assumptions	23	6	8
Investment-related experience related to mark-to-market items(4)	27	59	81
Reclassification to core investment gains above	(400)	(400)	(400)
Restructuring charge(5)	–	(263)	–
Tax-related items and other(6)	(44)	135	755
Net income (loss) attributed to shareholders(1)	$95	$(1,131)	$(161)

(1)

The 2018 comparatives for core loss excluding core investment gains and net loss attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)

The direct impact of markets in 2019 included gains of $396 million (2018 – charges of $284 million) related to the sale of AFS bonds. Other gains of $192 million in 2019 were mostly from fixed income investment supporting a portion of the capital in Asia that are classified as fair value through profit and loss reported as surplus investment in Asia.

(4)	Investment-related experience includes mark-to-market gains or losses on ALDA assets other than gains on AFS equities and seed money investments in new segregated or mutual funds.
(5)	Please see “Manulife Financial Corporation – Profitability” above for explanation of the restructuring charge.
(6)	Tax-related items and other charges in 2019 are due to a tax rate change in the province of Alberta, Canada.

Revenue

Revenue of $1,099 million in 2019 compared with a loss of $385 million in 2018 primarily related to investment income. The increase in investment income includes $1,024 million related to AFS equities, seed capital and AFS bonds.

Revenue

For the years ended December 31, ($ millions)	2019	2018	2017
Net premium income	$112	$98	$110
Investment income (loss)(1)	1,073	(211)	285
Other revenue(2)	(120)	(328)	(247)
Revenue before net realized and unrealized investment gains and losses and on the macro hedge program	1,065	(441)	148
Net realized and unrealized investment gains and losses(3) and on the macro hedge program	34	56	(220)
Total revenue	$1,099	$(385)	$(72)

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         29

(1)

The 2018 comparative for investment income has been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)

Includes a consolidation adjustment related to asset management fees earned by Manulife Investment Management from affiliated business (the offset to the consolidation adjustment is investment expense).

(3)	See “Manulife Financial Corporation – Impact of Fair Value Accounting” above.

b. Strategic Highlights

Our P&C Reinsurance business provides substantial retrocessional capacity for a very select clientele in the property and casualty reinsurance market. The business is largely non-correlated to Manulife’s other businesses and helps diversify our overall business mix. We manage the risk exposure of this business in relation to the total Company balance sheet risk and volatility as well as the prevailing market pricing conditions. The business is renewable annually, and we currently estimate our exposure limit in 2020 for a single event to be approximately US$275 million (net of reinstatement premiums) and for multiple events to be approximately US$475 million (net of all premiums).

30        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

7. Investments

Our investment philosophy for the General Fund is to invest in an asset mix that optimizes our risk adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets, including a variety of alternative long-duration asset classes. Our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined approach across all asset classes, and we do not chase yield in the riskier end of the fixed income or alternative asset market. Our risk management strategy is outlined in the “Risk Management” section below.

a. General Fund Assets

As at December 31, 2019, our General Fund invested assets totaled $378.5 billion compared with $353.7 billion at the end of 2018. The following table shows the asset class composition as at December 31, 2019 and December 31, 2018.

	2019			2018
As at December 31, ($ billions)	Carrying value	% of total	Fair value	Carrying value	% of total	Fair value
Cash and short-term securities	$20.3	5	$20.3	$16.2	5	$16.2
Debt Securities and Private Placement Debt
Government bonds	73.4	20	73.4	70.0	20	70.0
Corporate bonds	121.3	32	121.3	112.7	32	112.7
Securitized / asset-backed securities	3.4	1	3.4	2.9	1	2.9
Private placement debt	38.0	10	41.8	35.7	10	36.1
Mortgages	49.4	13	51.5	48.4	14	48.6
Policy loans and loans to bank clients	8.2	2	8.2	8.2	2	8.2
Public equities	22.8	6	22.8	19.2	5	19.2
Alternative Long-Duration Assets (“ALDA”)
Real Estate	12.9	4	14.3	12.8	4	13.9
Infrastructure	8.9	2	9.0	8.0	2	8.1
Timberland and Farmland	4.7	1	5.2	4.5	1	5.1
Private Equity	6.4	2	6.4	6.8	2	6.8
Oil & Gas	3.2	1	3.3	3.4	1	3.5
Other ALDA	1.7	0	1.7	0.8	0	0.8
Leveraged Leases and Other	3.9	1	3.9	4.1	1	4.1
Total general fund invested assets	$378.5	100	$386.5	$353.7	100	$356.2

The carrying values for invested assets are generally equal to their fair values, however, mortgages and private placement debt are carried at amortized cost; loans to bank clients are carried at unpaid principal balances less allowance for credit losses; real estate held for own use is carried at cost less accumulated depreciation and any accumulated impairment losses; private equity investments, including power and infrastructure and timber, are accounted for as associates using the equity method, or at fair value; and oil and gas investments are carried at cost using the successful efforts method. Certain government and corporate bonds and public equities are classified as AFS, with the remaining classified as “fair value through profit or loss”.

Shareholders’ accumulated other comprehensive pre-tax income (loss) at December 31, 2019 consisted of a $1,626 million gain for bonds (2018 – loss of $272 million) and a $350 million gain for public equities (2018 – gain of $42 million). Included in the $1,626 million gain for bonds was a $497 million loss related to the fair value hedge basis adjustments on AFS bonds (2018 – loss of $540 million).

b. Debt Securities and Private Placement Debt

We manage our high-quality fixed income portfolio to optimize yield and quality while ensuring that asset portfolios remain diversified by sector, industry, issuer, and geography. As at December 31, 2019, our fixed income portfolio of $236.1 billion (2018 – $221.3 billion) was 98% investment grade and 75% was rated A or higher (2018 – 98% and 75%, respectively). Our private placement debt holdings provide diversification benefits (issuer, industry, and geography) and, because they often have stronger protective covenants and collateral than debt securities, they typically provide better credit protection and potentially higher recoveries in the event of default. Geographically, 25% is invested in Canada (2018 – 27%), 47% is invested in the U.S. (2018 – 46%), 4% is invested in Europe (2018 – 3%) and the remaining 24% is invested in Asia and other geographic areas (2018 – 24%).

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Debt Securities and Private Placement Debt – by Credit Quality(1)

As at December 31,	2019				2018
($ billions)	Debt securities	Private placement debt	Total	% of Total	Debt securities	Private placement debt	Total	% of Total
AAA	$36.1	$1.1	$37.2	16	$36.1	$1.2	$37.3	17
AA	34.3	5.5	39.8	17	32.1	5.0	37.1	17
A	84.2	14.3	98.5	42	78.0	13.3	91.3	41
BBB	40.6	14.1	54.7	23	37.0	14.0	51.0	23
BB	2.0	0.9	2.9	1	1.6	0.7	2.3	1
B & lower, and unrated	0.9	2.1	3.0	1	0.8	1.5	2.3	1
Total carrying value ($ billions)	$198.1	$38.0	$236.1	100	$185.6	$35.7	$221.3	100

(1)

Reflects credit quality ratings as assigned by Nationally Recognized Statistical Rating Organizations (“NRSRO”) using the following priority sequence order: S&P Global Ratings (“S&P”), Moody’s Investors Services (“Moody’s”), DBRS Limited (“DBRS”), Fitch Ratings Inc. (“Fitch”), and Japan Credit Rating. For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings as described in the “Risk Management” and “Risk Factors” sections below.

Debt Securities and Private Placement Debt – by Sector

As at December 31, Per cent of carrying value	2019			2018
	Debt securities	Private placement debt	Total	Debt securities	Private placement debt	Total
Government and agency	37	12	33	38	11	33
Utilities	15	41	19	14	44	19
Financial	15	6	13	16	5	14
Industrial	8	10	8	8	10	8
Consumer (non-cyclical)	6	14	8	6	13	7
Energy – Oil & Gas	5	5	5	4	4	4
Energy – Other	4	1	4	4	2	4
Consumer (cyclical)	3	7	3	3	7	3
Securitized (MBS/ABS)	2	1	2	2	1	2
Telecommunications	2	1	2	2	1	2
Basic materials	2	2	2	1	2	2
Technology	1	–	1	1	–	1
Media and internet and other	–	–	–	1	–	1
Total per cent	100	100	100	100	100	100
Total carrying value ($ billions)	$198.1	$38.0	$236.1	$185.6	$35.7	$221.3

As at December 31, 2019, gross unrealized losses on our fixed income holdings were $0.6 billion or 0.3% of the amortized cost of these holdings (2018 – $4.5 billion or 2.0%). Of this amount, $71 million (2018 – $278 million) related to debt securities trading below 80% of amortized cost for more than 6 months. Securitized assets represented $4 million of the gross unrealized losses and none of the amounts trade below 80% of amortized cost for more than 6 months (2018 – $52 million and none, respectively). After adjusting for debt securities supporting participating policyholder and pass-through products and the provisions for credit included in the insurance and investment contract liabilities, the potential impact to shareholders’ pre-tax earnings for debt securities trading at less than 80% of amortized cost for greater than 6 months was approximately $48 million as at December 31, 2019 (2018 – $62 million).

32        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

c. Mortgages

As at December 31, 2019, our mortgage portfolio of $49.4 billion represented 13% of invested assets (2018 – $48.4 billion and 14%, respectively). Geographically, 65% of the portfolio is invested in Canada (2018 – 63%) and 35% is invested in the U.S. (2018 – 37%). As shown below, the overall portfolio is also diversified by geographic region, property type, and borrower. Of the total mortgage portfolio, 15% is insured (2018 – 15%), primarily by the Canada Mortgage and Housing Corporation (“CMHC”) – Canada’s AAA rated government-backed national housing agency, with 33% of residential mortgages insured (2018 – 35%) and 2% of commercial mortgages insured (2018 – 2%).

As at December 31, ($ billions)	2019		2018
	Carrying value	% of total	Carrying value	% of total
Commercial
Retail	$8.8	18	$8.4	17
Office	8.9	18	8.7	18
Multi-family residential	5.4	11	5.3	11
Industrial	2.5	5	2.8	6
Other commercial	3.2	6	3.0	6
	28.8	58	28.2	58
Other mortgages
Manulife Bank single-family residential	20.1	41	19.6	41
Agricultural	0.5	1	0.6	1
Total mortgages	$49.4	100	$48.4	100

Our commercial mortgage loans are originated with a hold-for-investment philosophy. They have low loan-to-value ratios, high debt-service coverage ratios, and as at December 31, 2019 there were no loans in arrears. Geographically, of the total commercial mortgage loans, 41% are in Canada and 59% are in the U.S. (2018 – 39% and 61%, respectively). We are diversified by property type and largely avoid risky market segments such as hotels, construction loans and second liens.

Non-CMHC Insured Commercial Mortgages(1)

As at December 31,	2019		2018
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio(2)	62%	56%	63%	57%
Debt-Service Coverage ratio(2)	1.48x	1.87x	1.44x	1.85x
Average duration (years)	4.8	6.5	4.8	6.2
Average loan size ($ millions)	$17.7	$18.0	$16.0	$19.1
Loans in arrears(3)	0.00%	0.00%	0.00%	0.00%

(1)	Excludes Manulife Bank commercial mortgage loans of $361 million (2018 – $234 million).
(2)	Loan-to-Value and Debt-Service Coverage are based on re-underwritten cash flows.
(3)	Arrears defined as over 90 days past due in Canada and over 60 days past due in the U.S.

d. Public Equities

As at December 31, 2019, public equity holdings of $22.8 billion represented 6% (2018 – $19.2 billion and 5%) of invested assets and, when excluding assets supporting participating policyholder and pass-through products, represented 2% (2018 – 1%) of invested assets. The portfolio is diversified by industry sector and issuer. Geographically, 27% (2018 – 28%) is held in Canada; 36% (2018 – 36%) is held in the U.S.; and the remaining 37% (2018 – 36%) is held in Asia, Europe and other geographic areas.

Public Equities – classified by type of product-line supported

As at December 31, ($ billions)	2019		2018
	Carrying value	% of total	Carrying value	% of total
Participating Policyholders	$11.6	51	$9.3	48
Pass-through products	5.4	24	4.7	25
Corporate and Other segment(1)	4.6	20	4.1	21
Non-participating products	1.2	5	1.1	6
Total public equities	$22.8	100	$19.2	100

(1)	Includes $3.4 billion of AFS equities and $1.2 billion of seed money investments in new segregated and mutual funds.

e. Alternative Long-Duration Assets (“ALDA”)

Our ALDA portfolio is comprised of a diverse range of asset classes with varying degrees of correlations. The portfolio typically consists of private assets representing investments in varied sectors of the economy which act as a natural hedge against future inflation and serve as an alternative source of asset supply to long-term corporate bonds. In addition to being a suitable match for our long-duration liabilities, these assets provide enhanced long-term yields and diversification relative to traditional fixed income markets. The vast majority of our ALDA are managed in-house.

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As at December 31, 2019, ALDA of $37.8 billion represented 10% (2018 – $36.2 billion and 10%) of invested assets. The fair value of total ALDA was $39.9 billion at December 31, 2019 (2018 – $38.2 billion). The carrying value and corresponding fair value by sector and/or asset type are outlined above (see table in the section “General Fund Assets”).

Real Estate

Our real estate portfolio is diversified by geographic region; of the total fair value of this portfolio, 43% is located in the U.S., 43% in Canada, and 14% in Asia as at December 31, 2019 (2018 – 43%, 42%, and 15%, respectively). This high-quality portfolio has virtually no leverage and is primarily invested in premium urban office towers, concentrated in cities with stable growth, and highly diverse economies, in North America and Asia. The portfolio is well positioned with an average occupancy rate of 94% (2018 – 94%) and an average lease term of 5.7 years (2018 – 5.8 years). During 2019, we executed 1 acquisition representing $0.1 billion market value of commercial real estate assets (2018 – 1 acquisition and $0.3 billion). As part of the portfolio optimization initiatives, $0.4 billion of commercial real estate assets were sold during 2019.

The composition of our real estate portfolio based on fair value is as follows:

As at December 31, ($ billions)	2019		2018
	Fair value	% of total	Fair value	% of total
Company Own-Use	$3.3	23	$3.2	23
Office – Downtown	5.6	39	5.2	37
Office – Suburban	1.7	12	1.8	13
Industrial	1.0	7	0.8	6
Residential	1.9	13	1.6	12
Retail	0.4	3	0.4	2
Other	0.4	3	0.9	7
Total real estate(1)	$14.3	100	$13.9	100

(1)	These figures represent the fair value of the real estate portfolio. The carrying value of the portfolio was $12.9 billion and $12.8 billion at December 31, 2019 and December 31, 2018, respectively.

Infrastructure

We invest both directly and through funds in a variety of industry specific asset classes, listed below. The portfolio is well-diversified with over 350 portfolio companies. The portfolio is predominately invested in the U.S. and Canada, but also in the United Kingdom, Europe, South America and Australia. Our power and infrastructure holdings are as follows:

As at December 31, ($ billions)	2019		2018
	Carrying value	% of total	Carrying value	% of total
Power generation	$3.9	44	$3.7	47
Transportation (including roads, ports)	2.1	24	1.6	20
Electric and gas regulated utilities	1.0	12	1.1	14
Electricity transmission	0.1	1	0.2	2
Water distribution	0.1	1	0.2	2
Midstream gas infrastructure	0.5	6	0.4	5
Maintenance service, efficiency and social infrastructure	0.2	2	0.1	2
Telecommunications/Tower	0.7	8	0.4	5
Other Infrastructure	0.3	2	0.3	3
Total infrastructure	$8.9	100	$8.0	100

Timberland & Farmland

Our timberland and farmland assets are managed by a proprietary entity, Hancock Natural Resources Group (“HNRG”). In addition to being the world’s largest timberland investment manager for institutional investors,1 with timberland properties in the U.S., New Zealand, Australia, Chile and Canada, HNRG also manages farmland properties in the U.S., Australia and Canada. The General Fund’s timberland portfolio comprised 22% of HNRG’s total timberland assets under management (“AUM”) (2018 – 26%). The farmland portfolio includes annual (row) crops, fruit crops, wine grapes, and nut crops. The General Fund’s holdings comprised 40% of HNRG’s total farmland AUM (2018 – 39%).

Private Equities

Our private equity portfolio of $6.4 billion (2018 – $6.8 billion) includes both directly held private equity and private equity funds. Both are diversified across vintage years and industry sectors.

Oil & Gas

This category is comprised of $1.0 billion (2018 – $1.1 billion) in our conventional Canadian oil and gas properties managed by our subsidiary, NAL Resources, and various other oil and gas private equity interests of $2.2 billion (2018 – $2.3 billion). Production mix for conventional oil and gas assets in 2019 was approximately 36% crude oil, 47% natural gas, and 17% natural gas liquids (2018 – 36%, 45%, and 19%, respectively). Private equity interests are a combination of both producing and mid-streaming assets.

In 2019, the carrying value of our oil and gas holdings decreased $0.2 billion and the fair value decreased by $0.2 billion.

[1]	Based on the global timber investment management organization ranking in the RISI International Timberland Ownership and Investment Database.

34        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

f. Investment Income

For the years ended December 31, ($ millions, unless otherwise stated)	2019	2018
Interest income	$11,488	$11,081
Dividend, rental and other income(1)	2,988	2,829
Impairments	56	(164)
Other, including gains and losses on sale of AFS debt securities	861	(186)
Investment income before realized and unrealized gains on assets supporting insurance and investment contract liabilities and on macro equity hedges	15,393	13,560
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	11,528	(5,994)
Public equities	2,870	(1,444)
Mortgages and private placements	(36)	(28)
Alternative long-duration assets and other investments	1,262	662
Derivatives, including macro equity hedging program	2,576	(2,224)
	18,200	(9,028)
Total investment income	$33,593	$4,532

(1)	Rental income from investment properties is net of direct operating expenses.

In 2019, the $33.6 billion of investment income (2018 – $4.5 billion) consisted of:

∎	$15.4 billion of investment income before net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on macro equity hedges (2018 – $13.6 billion); and
∎	$18.2 billion of net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on macro equity hedges (2018 – losses of $9.0 billion).

The $1.8 billion increase in net investment income before unrealized and realized gains was due to gains of $0.9 billion on surplus assets mainly from the sale of government bonds (compared with $0.2 billion losses in 2018) and $0.4 billion higher interest income primarily from increased income on debt securities.

Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedge program was a gain of $18.2 billion for full year 2019 compared with a loss of $9.0 billion for full year 2018. The full year 2019 gain largely resulted from interest rate decreases in both North America and Asia. The 10-year government bonds for the U.S., Canada, and Hong Kong decreased 77 bps, 27 bps, and 24 bps, respectively. Additional gains were driven by positive equity markets performance as all major indices were up during the year. The S&P 500 increased 28.9% and S&P/TSX 19.1%.

Fair value accounting policies affect the measurement of both our assets and our liabilities. Refer to “Financial Performance” above.

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8. Risk Management

This section provides an overview of our overall risk management approach and more specific strategies for our principal risks. A more detailed description of specific risks which may affect our results of operations or financial condition may be found in the “Risk Factors” section below.

a. Enterprise Risk Management Framework

Delivering on our mission “Decisions made easier. Lives made better”, our ambition is to transform into the most digital, customer-centric global company in our industry, while delighting our customers, engaging our employees, and delivering superior returns for our shareholders. The activities required to achieve these results involve elements of risk taking.

Our approach to risk management is governed by our Enterprise Risk Management (“ERM”) Framework.

Our ERM Framework provides a structured approach to risk taking and risk management activities across the enterprise, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable consistent design and execution of strategies across the organization. We have a common approach to managing all risks to which we are exposed, and to evaluating potential directly comparable risk-adjusted returns on contemplated business activities. Our risk policies and standards cover:

∎	Risk roles and authorities – Assignment of accountability and delegation of authority for risk oversight and risk management at various levels within the Company, as well as accountability principles;
∎	Governance and strategy – The types and levels of risk the Company seeks given its strategic plan, the internal and external environment, and risk appetite which drives risk limits and policies;
∎	Execution – Risk identification, measurement, assessment and mitigation which enable those accountable for risks to manage and monitor their risk profile; and
∎

Evaluation – Validation, back testing and independent oversight to confirm that the Company generated the risk profile it intended, root cause analysis of any notable variation, and any action required to re-establish desired levels when exposures materially increase to bring exposures back to desired levels and achieve higher levels of operational excellence.

Our risk management practices are influenced and impacted by external and internal factors (such as economic conditions, political environments, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk taking and risk management. Our ERM Framework incorporates relevant impacts and mitigating actions as appropriate.

Three Lines of Defense Model

A strong risk culture and a common approach to risk management are integral to Manulife’s risk management practices. Management is responsible for managing risk within risk appetite and has established risk management strategies and monitoring practices. Our approach to risk management includes a “three lines of defense” governance model that segregates duties among risk taking activities, risk monitoring and risk oversight, and establishes appropriate accountability for those who assume risk versus those who oversee risk.

Our first line of defense includes the Chief Executive Officer (“CEO”), Segment and Business Unit General Managers and Global Function Heads. In our matrix reporting model, the Segment General Managers are ultimately accountable for their business results, the risks they assume to achieve those results, and for the day-to-day management of the risks and related controls, and the Global Function Heads are accountable for the management of the risks and related controls for their function.

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The second line of defense is comprised of the Company’s Chief Risk Officer (“CRO”), the Global Risk Management (“GRM”) function, the Company’s Chief Compliance Officer and the Global Compliance Office, and other global oversight functions. Collectively, this group provides independent oversight of risk taking and risk management activities across the enterprise. Risk oversight committees, through broad-based membership, also provide oversight of risk taking and risk management activities.

The third line of defense is Audit Services, which provides independent, objective assurance that controls are effective and appropriate relative to the risk inherent in the business and that risk mitigation programs and risk oversight functions are effective in managing risks.

b. Culture

To enable the achievement of our mission and strategic priorities, we are committed to a set of shared values, which reflect our culture, inform our behaviours, and help define how we work together:

∎	Obsess about customers – Predict their needs and do everything in our power to satisfy them.
∎	Do the right thing – Act with integrity and do what we say.
∎	Think big – Anything is possible. We can always find a better way.
∎	Get it done together – We’re surrounded by an amazing team. Do it better by working together.
∎	Own it – Feel empowered to make decisions and take action to deliver our mission.
∎	Share your humanity – Build a supportive, diverse and thriving workplace.

Risk Culture Vision – Within this context, we strive for a risk aware culture, where individuals and groups are encouraged, feel comfortable and are proactive in making transparent, balanced risk-return decisions that are in the long-term interests of the Company.

Risk Culture Framework – We have set a framework of desired behaviours to foster a strong risk aware culture. The framework is assessed against a set of qualitative and quantitative indicators and regularly reported to the Board and executive leadership, with the intent to continuously identify opportunities to increase risk awareness across all geographies, businesses and layers of management and staff.

We believe that risk culture is strengthened once desired organizational behaviours and attitudes are reinforced through effective application of our corporate values. As such, we communicate key elements of our values through a risk lens to build a strong risk aware culture, including:

∎

Transparency – Encourage an environment where we can get it done together by openly discussing the strengths, weaknesses and potential range of outcomes of an issue, proposal or initiative and making informed decisions. Escalate issues before they become significant problems.

∎

Risk appetite – Once we have assessed a risk or situation, establish a risk appetite and own that decision. Establish appropriate limits and associated delegated authority so we can confidently execute our strategy within our risk appetite.

∎

Learn – Use mistakes and failures as learning moments and share what was learned; think big by sharing beyond teams and business units. Seek out lessons learned from throughout the organization in order to continuously improve and grow our business the right way.

∎

Incentives – Align personal incentives with our goals and how we want to execute our plan. When things go wrong, share our humanity by planning our reaction and maintaining a supportive environment to ensure appropriate incentives for continued transparency and lessons learned.

c. Risk Governance

The Board of Directors oversees our culture of integrity and ethics, strategic planning, risk management, and corporate governance, among other things. The Board of Directors carries out its responsibilities directly and through its four standing committees:

∎	Risk Committee – Oversees the management of our principal risks, and our programs, policies and procedures to manage those risks.
∎

Audit Committee – Oversees internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions, serves as the conduct review committee, reviews our compliance with legal and regulatory requirements and oversees the performance, qualifications and independence of our external auditors.

∎	Management Resources and Compensation Committee – Oversees our global human resources strategy, policies, programs, management succession, executive compensation, and pension plan governance.
∎	Corporate Governance and Nominating Committee – Develops our governance policies, practices and procedures, among other things.

The CEO is directly accountable to the Board of Directors for our results and operations and all risk taking activities and risk management practices required to achieve those results. The CEO is supported by the CRO as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture, guide risk taking throughout our global operations and strategically manage our overall risk profile. The ERC, along with other executive-level risk oversight committees, establishes risk policies, guides risk taking activity, monitors significant risk exposures and sponsors strategic risk management priorities throughout the organization.

Global Risk Management, under the direction of the CRO, establishes and maintains our ERM Framework and oversees the execution of individual risk management programs across the enterprise. Global Risk Management seeks to ensure a consistent enterprise-wide assessment of risk, risk based capital and risk-adjusted returns across all operations.

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The ERC approves and oversees the execution of the Company’s enterprise risk management program. It establishes and presents for approval to the Board of Directors the Company’s risk appetite and enterprise-wide risk limits and monitors our overall risk profile, including key and emerging risks and risk management activities. As part of these activities, the ERC monitors material risk exposures, endorses and reviews strategic risk management priorities, and reviews and assesses the impact of business strategies, opportunities and initiatives on our overall risk position. The ERC is supported by a number of oversight sub-committees including:

∎

Credit Committee – Establishes credit risk policies and risk management standards of practice and oversees the credit risk management program. Also monitors the Company’s overall credit risk profile and approves large individual credits and investments.

∎

Product Oversight Committee – Oversees insurance risk and reviews risks in new product and new business reinsurance initiatives. Also monitors product design, new product pricing, and insurance risk exposures and trends.

∎

Global Asset Liability Committee – Oversees market and liquidity risk for insurance products, hedging, and asset liability management programs and strategies. Also monitors market risk profile, risk exposures, risk mitigation activities and compliance with related policies.

∎	Operational Risk Committee – Oversees operational risk appetite, exposures and associated governance, risk processes, risk management activities and compliance with related policies.

We also have segment risk committees, each with mandates similar to the ERC except with a focus at the segment as applicable.

d. Risk Appetite

The Company’s strategic direction drives overall risk appetite. All risk taking activities are managed within the Company’s overall risk appetite, which defines the amount and types of risks the Company is willing to assume in pursuit of its objectives. It is comprised of three components: overall risk taking philosophy, risk appetite statements, and risk limits and tolerances.

Risk Philosophy – Manulife is a global financial institution offering insurance, wealth and asset management products and other financial services. As we work each day to deliver on our mission “Decisions made easier. Lives made better”, our ambition is to transform into the most digital, customer-centric global company in our industry, while delighting our customers, engaging our employees, and delivering superior returns for our shareholders.

The activities required to achieve these results are guided by our values and involve elements of risk taking. As such, when making decisions about risk taking and risk management, the Company places a priority on the following risk management objectives:

∎	Safeguarding the commitments and expectations established with our customers, creditors, shareholders and employees;
∎	Supporting the successful design and delivery of customer solutions;
∎	Prudently and effectively deploying the capital invested in the Company by shareholders with appropriate risk/return profiles;
∎	To invest wealth and asset management’s customer assets consistent with their objectives, including investment risks and returns;
∎	Protecting and/or enhancing the Company’s reputation and brand; and
∎	To maintain the Company’s targeted financial strength rating.

We aim to only accept risks we can appropriately analyze and monitor. Risk management is an important factor in determining the success of our Company by providing a framework to mitigate exposures within the risk appetite and effectively deploying our capital towards appropriate risk/return profiles. As an integrated component of our business model, risk management assists the Company in achieving our objectives and encourages organizational learning.

Risk Appetite Statements – At least annually, we establish and/or reaffirm that our risk appetite and the Company’s strategy are aligned. The risk appetite statements provide ‘guideposts’ on our appetite for identified risks, any conditions placed on associated risk taking and direction for where quantitative risk limits should be established. The Company’s risk appetite statements are as follows:

∎	Manulife accepts a total level of risk that provides a very high level of confidence to meeting customer obligations while targeting an appropriate overall return to shareholders over time;
∎	Manulife values innovation and encourages initiatives intended to advance the Company’s ambition to be a digital, customer-centric market leader;
∎	Capital market risks are acceptable when they are managed within specific risk limits and tolerances;
∎	The Company believes a diversified investment portfolio reduces overall risk and enhances returns; therefore, it accepts credit and alternative long-duration asset related risks;
∎	The Company pursues product risks that add customer and shareholder value where there is competence to assess and monitor them, and for which appropriate compensation is received;
∎

Manulife accepts that operational risks are an inherent part of the business when managed within thresholds and tolerances of key risk indicators and will protect its business and customers’ assets through cost-effective operational risk mitigation; and

∎	Manulife expects its officers and employees to act in accordance with the Company’s values, ethics and standards; and to protect its brand and reputation.

Risk Limits and Tolerances – Risk limits and tolerances are established for risks within our risk classification framework that are inherent in our strategies in order to define the types and amount of risk the Company will assume. Risk tolerance levels are set for risks deemed to be most significant to the Company and are established in relation to economic capital, earnings-at-risk and regulatory capital required. The purpose of risk limits is to cascade the total Company risk appetite to a level that can be effectively managed. Manulife establishes standalone risk limits for risk categories to avoid excessive concentration in any individual risk category and to manage the overall risk profile of the organization.

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e. Risk Identification, Measurement and Assessment

We have a common approach and process to identify, measure, and assess the risks we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Segments and functional groups are responsible for identifying and assessing key and emerging risks on an ongoing basis. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting.

Risk exposures are evaluated using a variety of measures focused on both short-term net income attributed to shareholders and long-term economic value, with certain measures used across all risk categories, while others are applied only to some risks or a single risk type. Measures include stress tests such as sensitivity tests, scenario impact analyses and stochastic scenario modeling. In addition, qualitative risk assessments are performed, including for those risk types that cannot be reliably quantified.

We perform a variety of stress tests on earnings, regulatory capital ratios, economic capital, earnings-at-risk and liquidity that consider significant, but plausible events. We also perform other integrated, complex scenario tests to assess key risks and the interaction of these risks.

Economic capital and earnings-at-risk provide measures of enterprise-wide risk that can be aggregated and compared across business activities and risk types. Economic capital measures the amount of capital required to meet obligations with a high and pre-defined confidence level. Our earnings-at-risk metric measures the potential variance from quarterly expected earnings at a particular confidence level. Economic capital and earnings-at-risk are both determined using internal models.

f. Risk Monitoring and Reporting

Under the direction of the CRO, GRM oversees a formal process for monitoring and reporting on all significant risks at the Company-wide level. Risk exposures are also discussed at various risk oversight committees, along with any exceptions or proposed remedial actions, as required.

On at least a quarterly basis, the ERC and the Board’s Risk Committee reviews risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy limits.

Our Chief Actuary presents the results of the Dynamic Capital Adequacy Test to the Board of Directors annually. Our Chief Auditor reports the results of internal audits of risk controls and risk management programs to the Audit Committee semi-annually. Management reviews the implementation of key risk management strategies, and their effectiveness, with the Board Risk Committee annually.

g. Risk Control and Mitigation

Risk control activities are in place throughout the Company to seek to mitigate risks within established risk limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company. Such controls are an integral part of day-to-day activity, business management and decision making.

GRM establishes and oversees formal review and approval processes for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated to specific individuals based on their skill, knowledge and experience.

h. Emerging Risks

The identification and assessment of our external environment for emerging risks is an important aspect of our ERM Framework, as these risks, although yet to materialize, could have the potential to have a material adverse impact on our operations and/or business strategies. We also consider taking advantage of opportunities identified to improve our competitiveness and ultimately our financial results.

Our Emerging Risk Framework facilitates the ongoing identification, assessment and monitoring of emerging risks, and includes: maintaining a process that facilitates the ongoing discussion and evaluation of potential emerging risks with senior business and functional management; reviewing and validating emerging risks with the ERC; creating and executing on responses to each emerging risk based on prioritization; and monitoring and reporting on emerging risks on a regular basis to the Board’s Risk Committee.

Regulatory Capital

OSFI’s LICAT capital regime applies to our business globally on a group consolidated basis. We continue to meet OSFI’s capital requirements and maintain capital in excess of regulatory capital expectations. No material changes in LICAT rules are anticipated for 2020 and 2021 as OSFI is focusing its efforts on assessing potential changes to the regulatory framework to align with the IFRS 17 accounting changes expected in 2022, at the earliest.

At its annual meeting in November 2019, the International Association of Insurance Supervisors (“IAIS”) adopted a risk based global Insurance Capital Standard (“ICS”), that will be further developed over a five-year monitoring period beginning in 2020. While broadly supportive of the goals of ICS, OSFI stated that it did not support the ICS design for the monitoring period, citing that it was ‘not fit

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for purpose for the Canadian market’. Without the OSFI consent, the IAIS rules will not apply in Canada or to Canadian companies on a group-wide basis although some regulators may use the ICS framework for calculating capital in their specific markets. As the ICS methodology and its applicability will be evolving, we will be monitoring the developments.

The IAIS has also been developing a holistic framework to assess and mitigate insurance sector systemic risk, which includes reviewing the activities of insurers. It is not yet known how these proposals will affect capital or other regulatory requirements and Manulife’s competitive position given that several key items of the framework remain under discussion.

Regulators in various jurisdictions in which we operate have embarked on reforming their respective capital regulations. The impact of these changes remains uncertain and we have been actively involved in industry discussions.

IFRS 17 and IFRS 9

IFRS 17 and IFRS 9 are expected to be effective for insurance companies in 2022 and potentially delayed until 2023. The final date is expected to be issued by the IASB in mid-2020.

IFRS 17 will replace IFRS 4 “Insurance Contracts” and will materially change the timing of the recognition of earnings and therefore equity. Furthermore, the requirements of the new standard are complex and will necessitate significant enhancements to finance infrastructure and processes and could impact business strategy. IFRS 9 will impact the measurement and timing of investment income.

Risks related to the new standards include:

∎

The impact on regulatory capital. In addition to the impact on timing of recognition of earnings and equity, the regulatory capital framework in Canada is currently aligned with IFRS. OSFI has stated that it intends to maintain capital frameworks consistent with current capital policies and to minimize potential industry-wide capital impacts. To achieve this outcome, we anticipate that OSFI will amend LICAT guidelines for IFRS 17 and is in the process of consulting directly with affected stakeholders.

∎

The impact on our business strategy as a result of temporary volatility. The treatment of the discount rate and new business gains under IFRS 17 could create material temporary volatility in our financial results and depending on the LICAT treatment, on our capital position. The Company’s capital position and income for accounting purposes could be significantly influenced by prevailing market conditions, resulting in volatility of reported results, which may require changes to business strategies and the introduction of new non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.

∎

The impact on tax. In certain jurisdictions, including Canada, the implementation of IFRS 17 could have a material effect on tax positions and other financial metrics that are dependent upon IFRS accounting values.

∎

The impact on operational readiness. The adoption of IFRS 17 poses significant operational challenges for the insurance industry as there is yet to be a complete commercially viable system solution. The standard introduces complex estimation techniques, computational requirements and disclosures which necessitate a major transformation to the Company’s systems along with actuarial and financial reporting processes. Once a system solution is available, significant efforts are required from insurers to integrate it into their financial reporting environment, perform impact studies, and educate and socialize the potential impacts with stakeholders. These risks are increased by the fact that the revised Standard is not expected to be issued until mid-2020, just six months prior to the start of the potential comparative period and transition date.

∎

The impact of inconsistencies in timing of adoption between various jurisdictions. Based on responses to the IASB’s exposure draft, the European Financial Reporting Group is recommending an effective date of January 1, 2023. Unlike our international peers, Canadian insurers are required to file in accordance with IFRS as issued by the IASB and therefore could be one of the first jurisdictions to adopt the standard if the date remains January 1, 2022. The difference in adoption dates could result in risk of interpretations and application issues being dealt with under inconsistent timelines, increasing the risk of jurisdictional reporting differences and post adoption changes for the first movers.

As a global insurer with subsidiaries in Asia, different effective dates will require us to maintain more than one set of books to support consolidated financial statements and for local entity reporting. Although early adoption is permitted, our local entities would be required to choose between alignment with the consolidated financial statements of the Canadian parent or comparability with local competitors, in order to avoid maintaining two sets of books.

The CLHIA as well as Manulife and other Canadian and international insurers responded to the IASB’s 2019 exposure draft and highlighted the risk related to key jurisdictions adopting IFRS 17 on different timelines. Adopting the standard in Canada before it is adopted by Europe and the UK has the potential for changes to interpretation of IFRS 17 during or subsequent to our adoption. This could result in significant revisions to our actuarial and accounting policies and estimates and changes to our systems.

Our extensive enterprise-wide implementation program incorporates resources to implement appropriate changes to policies and processes, education to internal and external stakeholders, sourcing appropriate data and deploying system solutions. Our governance model and close contact with industry working groups helps to manage the risks noted above.

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i. General Macro-Economic Risk Factors

The global macro-economic environment has a significant impact on our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector (including central banks) and the private sector. The macro-economic environment may also be affected by natural and human-made catastrophes.

Our business strategy and associated financial plans are developed by considering forecasts of economic growth, both globally and in the specific countries we operate. Actual economic growth can be significantly impacted by the macro-economic environment and can deviate significantly from forecast, thus impacting our financial results and the ability to implement our business strategy.

Changes in the macro-economic environment can also have a significant impact on financial markets, including movements in interest rates, spreads on fixed income assets and returns on public equity and ALDA assets. Our financial plan, including income projections, capital projections, and valuation of liabilities are based on certain assumptions with respect to future movements in interest rates and spreads on fixed income assets, and expected future returns from our public equity and ALDA investments. Actual experience is highly variable and can deviate significantly from our assumptions, thus impacting our financial results. In addition, actual experience that is significantly different from our assumptions and/or changes in the macro-economic environment may result in changes to the assumptions themselves which would also impact our financial results.

Specific changes in the macro-economic environment can have very different impacts across different parts of the business. For example, a rise in interest rates is generally beneficial to us in the long-term but can adversely affect valuations of some ALDA assets, especially those that have returns dependent on contractual cash flows, such as real estate.

The spending and savings patterns of our customers could be significantly influenced by the macro-economic environment and could have an impact on the products and services we offer to our customers.

Customer behaviour and emergence of claims on our liabilities can be significantly impacted by the macro-economic environment. For example, a prolonged period of economic weakness could impact the health and well-being of our customers and that could result in increased claims for certain insurance risks.

The following sections describe the risk management strategies for each of our five principal risk categories: strategic risk, market risk, credit risk, product risk and operational risk.

j. Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Risk Management Strategy

The CEO and Executive Leadership Team establish and oversee execution of business strategies and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

∎	Strategic business, risk and capital planning that is reviewed with the Board of Directors, Executive Leadership Team, and the ERC;
∎	Performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;
∎	Risk based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and
∎	Review and approval of significant acquisitions and divestitures by the CEO and, where appropriate, the Board of Directors.

Reputation risk is the risk that the Company’s corporate image may be eroded by adverse publicity, about real or perceived issues, as a result of business practices of Manulife or its representatives potentially causing long-term or even irreparable damage to the Company’s franchise value. Reputation risk arises from both internal and external environmental factors, and cannot be managed in isolation from other risks, but only as an integral part of the Company’s integrated risk management approach.

The CEO and Executive Leadership Team are ultimately responsible for our reputation; however, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is executed through an enterprise-wide reputation risk policy that specifies the oversight responsibilities of the Board of Directors and the responsibilities of executive management, communication to and education of all directors, officers, employees and representatives, including our Code of Business Conduct and Ethics, and application of guiding principles in conducting all our business activities.

Environmental, Social and Governance Risks

Environmental, social and governance (“ESG”) risks may impact our investments, underwriting, or operations, and may create financial, operational, legal, reputational, or brand value risks for Manulife.

In 2019, oversight of Manulife’s ESG framework was added to the mandate of the Board’s Corporate Governance and Nominating Committee. Manulife’s Executive Sustainability Council, which consists of members of the Executive Leadership Team, is responsible for integrating sustainability into Manulife’s business and for performance on ESG metrics. It meets at least quarterly and provides quarterly updates to the Corporate Governance and Nominating Committee. The Council is supported by a Sustainability Centre of Expertise consisting of professionals from multiple businesses and functional areas.

Please refer to our “2018 Sustainability Report and Public Accountability Statement” for information on our ESG priorities and performance.

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Environment

Manulife supports the recommendations of the Financial Stability Board’s Taskforce on Climate-Related Financial Disclosures (“TCFD”).

Governance

The Environment pillar – including matters related to climate change – is a component of Manulife’s ESG framework, overseen by the Corporate Governance and Nominating Committee. Climate-related risks and opportunities are also considered by the Board’s Risk Committee through the ongoing monitoring and reporting of emerging risks.

In 2019, the Executive Sustainability Council initiated a review of Manulife’s ESG framework, which included assessing the definitions of climate-related metrics and targets. Progress on ESG-related matters, including climate-related matters, is reported to the Corporate Governance and Nominating Committee at least quarterly.

The Chief Risk Officer, a member of the Executive Sustainability Council, chairs the Climate Change Working Group and is responsible for overseeing the approach and risk management activities, on climate-related matters.

Risk Management

Our definition of climate-related risk is aligned with the TCFD definition and is the risk of loss and/or reputational damage resulting from the inability to adequately plan for the impacts of climate change or the transition to a lower-carbon economy through mechanisms, such as industry regulations, government interventions, and shifts in consumer preferences. We view climate-related risk as a type of strategic risk, since climate change impacts can manifest themselves through any of our existing principal risks.

In 2019, Global Risk Management initiated the review of key policies and standards to enhance the integration of climate-related risk taking activities into the ERM framework to ensure that they are managed in a manner consistent with our common approach to risk management (refer to section “e – Risk Identification, Measurement and Assessment” above). This review included procedures, protocols and due diligence standards of business and functional units that invest and manage real assets, such as Manulife Investment Management’s (“MIM”) real estate arm, NAL Resources, and Hancock Natural Resource Group.

Some examples of our climate-related risk management activities include monitoring industry and regulatory developments and engaging with investee companies to encourage better disclosures. For example, MIM’s public markets team engages some of the world’s largest emitters on climate-related risks and opportunities as part of the collaborative industry program Climate Action 100+.

Strategy

Manulife is a long-term oriented underwriter and investor. Therefore, long-term climate-related risks and opportunities, including changes in the physical environment and policy and technological changes associated with the transition to a lower-carbon economy, are strategically relevant.

In 2019, Manulife initiated the climate-related risk identification process across businesses, geographies, and time horizons. For example, we identified the need and defined the plan to systematically analyze the impact of climate change on our mortality and morbidity assumptions. Actuarial impacts of climate change are not yet sufficiently researched in the insurance industry, yet vector-borne diseases, extreme weather, and altered food systems could impact morbidity and/or mortality assumptions of life insurance companies over the long-term.

The Property and Casualty Reinsurance business is a smaller part of our underwriting portfolio, and it may experience business risks associated with the increased frequency and severity of catastrophic weather events. This reinsurance business is subject to annual repricing which acts as a mitigant to this risk over the medium and long-term.

Manulife performed a series of climate change simulations to gain insight into the impact of climate-related risks on investment portfolios. The review included utilizing the Dutch Central Bank’s macroeconomic scenarios to inform considerations in investment decision making and capital management. Following MIM’s identification of climate change as a business risk, MIM tested a climate scenario risk tool jointly with industry peers convened by the United Nations’ Environment Programme – Finance Initiative.

Finally, Manulife sees a business opportunity in enabling clients to invest in decarbonization. We invest general fund assets and third-party client funds in renewable energy, green buildings, and sustainably-managed forestry, and offer diversified investment funds that offer exposure to low-carbon opportunities.

Information gathering and analysis is underway to establish the impact of identified climate-related risks and opportunities on our businesses and inform our strategic approach.

Metrics

Since 2010, Manulife has reported its greenhouse gas emissions to CDP (formerly the Carbon Disclosure Project). Manulife reports direct emissions (scope 1) from assets with operational control, namely real estate operations, NAL Resources and Hancock Natural Resource Group; indirect emissions from purchased or acquired fuel sources (scope 2); and emissions from business travel, cloud services, and landfill waste (scope 3). Emissions are calculated according to the accounting standard Greenhouse Gas Protocol. Since 2017, a third-party has been engaged to conduct an annual limited assurance procedure of our emissions calculation.

As part of our update of our ESG framework, work is underway to assess other relevant climate risk-related metrics and targets.

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k. Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. Liquidity risk, which we manage as a form of market risk, is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash outflows and collateral demands.

IFRS 7 Disclosures

The shaded text and tables in this section and the following section (“Market Risk Sensitivities and Market Risk Exposure Measures”) of this MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7, “Financial Instruments – Disclosures”, and include a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the following shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2019 and December 31, 2018. The fact that certain text and tables are considered an integral part of the Consolidated Financial Statements does not imply that the disclosures are of any greater importance than the sections not part of the disclosure. Accordingly, the “Risk Management” disclosure should be read in its entirety.

Market Risk Management Strategy

Market risk management strategy is governed by the Global Asset Liability Committee which oversees the overall market and liquidity risk program. Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against limits associated with earnings and capital volatility.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market Risk
	Publicly Traded Equity Performance Risk	Interest Rate and Spread Risk	Alternative Long-Duration Asset Performance Risk	Foreign Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Variable annuity guarantee dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign exchange management				✓	✓
Liquidity risk management					✓

Publicly Traded Equity Performance Risk – To manage publicly traded equity performance risk from our insurance and annuity businesses, we primarily use a variable annuity guarantee dynamic hedging strategy which is complemented by a general macro equity risk hedging strategy, in addition to asset liability management strategies. Our strategies employed for variable annuity guarantee dynamic hedging and macro equity risk hedging expose the Company to additional risks. See “Risk Factors” below.

Interest Rate and Spread Risk – To manage interest rate risk, we primarily employ asset liability management strategies to manage the duration of our fixed income investments in our insurance segments and our Corporate and Other segment by executing interest rate hedges.

ALDA Performance Risk – We seek to limit concentration risk associated with ALDA performance by investing in a diversified basket of assets including commercial real estate, timber, farmland, private equities, infrastructure, and oil and gas assets. We further diversify risk by managing investments against established investment and risk limits.

Foreign Exchange Risk – Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our capital positions and remain within our enterprise foreign exchange risk limits through the use of financial instruments such as derivatives.

Liquidity Risk – Our liquidity risk management framework is designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. Refer to “Liquidity Risk Management Strategy” below for more information.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         43

Product Design and Pricing Strategy

Our policies, standards, and guidelines with respect to product design and pricing are designed with the objective of aligning our product offerings with our risk taking philosophy and risk appetite, and in particular, that incremental risk generated from new sales aligns with our strategic risk objectives and risk limits. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies, help to mitigate the level of underlying risk. We regularly review and modify key features within our product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of our general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be re-set at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies. New product initiatives, new reinsurance arrangements and material insurance underwriting initiatives must be reviewed and approved by the CRO or key individuals within risk management functions.

Hedging Strategies for Variable Annuity and Other Equity Risks

The Company’s exposure to movement in public equity market values primarily arises from insurance liabilities related to variable annuity guarantees and general account public equity investments.

Dynamic hedging is the primary hedging strategy for variable annuity market risks. Dynamic hedging is employed for new variable annuity guarantees business when written or as soon as practical thereafter.

We seek to manage public equity risk arising from unhedged exposures in our insurance liabilities through our macro equity risk hedging strategy. We seek to manage interest rate risk arising from variable annuity business not dynamically hedged within our asset liability management strategy.

Variable Annuity Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from our hedge asset portfolio. The economic value of guarantees moves in close tandem, but not exactly, with our variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

Our variable annuity hedging program uses a variety of exchange-traded and over-the-counter (OTC) derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options and interest rate swaptions. The hedge instruments’ positions against policy liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced in order to stay within established limits. We may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

∎	Policyholder behaviour and mortality experience are not hedged;
∎	Provisions for adverse deviation in the policy liabilities are not hedged;
∎	A portion of interest rate risk is not hedged;
∎	Credit spreads may widen and actions might not be taken to adjust accordingly;
∎	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
∎	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
∎	Correlations between interest rates and equity markets could lead to unfavourable material impacts;
∎

Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

∎	Not all other risks are hedged.

44        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Macro Equity Risk Hedging Strategy

The objective of the macro equity risk hedging program is to maintain our overall earnings sensitivity to public equity market movements within our Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include:

∎	Residual equity and currency exposure from variable annuity guarantees not dynamically hedged;
∎	General fund equity holdings backing non-participating liabilities; and
∎	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance and foreign exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Products which feature guaranteed liability cash flows (i.e. where the projected net flows are not materially dependent upon economic scenarios) are managed to a target return investment strategy. The products backed by this asset group include:

∎

Accumulation annuities (other than annuities with pass-through features), which are primarily short-to-medium-term obligations and offer interest rate guarantees for specified terms on single premiums. Withdrawals may or may not have market value adjustments;

∎	Payout annuities, which have no surrender options and include predictable and very long-dated obligations; and
∎	Insurance products, with recurring premiums extending many years in the future, and which also include a significant component of very long-dated obligations.

We seek to manage the assets backing these long-dated benefits to achieve a target return sufficient to support the obligations over their lifetime, subject to established risk tolerances, by investing in a basket of diversified alternative long-duration assets, which may include public equity investments (“ALDA and public equity”), with the balance invested in fixed income. Utilizing ALDA and public equity investments provides a suitable match for long-duration liabilities that also enhances long-term investment returns and reduces aggregate risk through diversification.

Fixed income assets are managed to a benchmark developed to minimize interest rate risk against the liability cash flows not supported by ALDA and public equity investments, and to achieve target returns/spreads required to preserve long-term interest rate investment assumptions used in liability pricing.

For insurance and annuity products where significant pass-through features exist, a total return strategy approach is used, generally combining fixed income with ALDA plus public equity investments. ALDA and public equity may be included to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using portfolio analysis techniques that seek to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term tail risk exposure. For these pass-through products such as participating insurance and universal life insurance, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees. Shorter duration liabilities such as fixed deferred annuities do not incorporate ALDA plus public equity into their target asset mixes. Authority to manage our investment portfolios is delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each group, including interest rate risk tolerances.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management, and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of impact on liability cash flows from policyholder experience/behaviour.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         45

Foreign Exchange Risk Management Strategy

Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our capital positions and remain within our enterprise foreign exchange risk limits through the use of financial instruments such as derivatives.

Risk from small balance sheet mismatches is accepted if managed within set risk limits. Risk exposures are measured in terms of potential changes in capital ratios, due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models.

Liquidity Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They reflect legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of our balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong. We manage liquidity centrally and closely monitor the liquidity positions of our principal subsidiaries.

We seek to mitigate liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

We have established a variety of contingent liquidity sources. We maintain a $500 million committed unsecured revolving credit facility with certain Canadian chartered banks available for MFC, and a US$500 million committed unsecured revolving credit facility with certain U.S. banks available for MFC and certain of its subsidiaries. There were no outstanding borrowings under these credit facilities as of December 31, 2019. In addition, John Hancock (“JH”) USA is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”), which enables the Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities and U.S. Treasury and Agency securities. Based on regulatory limitations, as of December 31, 2019, JHUSA had an estimated maximum borrowing capacity of US$3.9 billion under the FHLBI facility, with no amounts outstanding.

The following table outlines the maturity of the Company’s significant financial liabilities.

Maturity of financial liabilities(1)

As at December 31, 2019 ($ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$649	$–	$–	$3,894	$4,543
Capital instruments	–	–	598	6,522	7,120
Derivatives	332	145	218	9,589	10,284
Deposits from Bank clients(2)	16,872	2,632	1,984	–	21,488
Lease liabilities	107	142	49	76	374

(1)	The amounts shown above are net of the related unamortized deferred issue costs.
(2)

Carrying value and fair value of deposits from Bank clients as at December 31, 2019 was $21,488 million and $21,563 million, respectively (2018 – $19,684 million and $19,731 million, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2018 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $455.2 billion as at December 31, 2019 (2018 – $427.9 billion).

46        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

l. Market Risk Sensitivities and Market Risk Exposure Measures

Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures

Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2020 to 2040.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see “Publicly Traded Equity Performance Risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at December 31, ($ millions)	2019			2018
	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit	$4,629	$3,696	$998	$5,264	$3,675	$1,593
Guaranteed minimum withdrawal benefit	53,355	48,031	6,030	60,494	49,214	11,388
Guaranteed minimum accumulation benefit	17,994	18,362	10	18,611	18,720	141
Gross living benefits(1),(2)	75,978	70,089	7,038	84,369	71,609	13,122
Gross death benefits(3)	9,555	17,186	802	10,663	14,654	1,567
Total gross of reinsurance	85,533	87,275	7,840	95,032	86,263	14,689
Living benefits reinsured	3,977	3,199	832	4,515	3,173	1,343
Death benefits reinsured	718	500	318	2,353	2,070	493
Total reinsured	4,695	3,699	1,150	6,868	5,243	1,836
Total, net of reinsurance	$80,838	$83,576	$6,690	$88,164	$81,020	$12,853

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(2)	Contracts with guaranteed long term care benefits are included in this category.
(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)

The amount at risk net of reinsurance at December 31, 2019 was $6,690 million (2018 – $12,853 million) of which: US$3,995 million (2018 – US$6,899 million) was on our U.S. business, $1,178 million (2018 – $2,654 million) was on our Canadian business, US$104 million (2018 – US$332 million) was on our Japan business and US$145 million (2018 – US$246 million) was related to Asia (other than Japan) and our run-off reinsurance business.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31, ($ millions) Investment category	2019	2018
Equity funds	$47,489	$44,333
Balanced funds	42,448	41,749
Bond funds	11,967	12,279
Money market funds	1,732	2,109
Other fixed interest rate investments	1,975	2,000
Total	$105,611	$102,470

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         47

Caution Related to Sensitivities

In the sections that follow, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.

Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures

As outlined above, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities.

Changes in equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to “Sensitivity of Earnings to Changes in Assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

48        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at December 31, 2019 ($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,270)	$(1,930)	$(860)	$620	$1,060	$1,360
General fund equity investments(5)	(1,140)	(720)	(330)	340	680	1,020
Total underlying sensitivity before hedging	(4,410)	(2,650)	(1,190)	960	1,740	2,380
Impact of macro and dynamic hedge assets(6)	2,690	1,580	670	(580)	(1,020)	(1,340)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,720)	$(1,070)	$(520)	$380	$720	$1,040

As at December 31, 2018 ($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,650)	$(2,240)	$(1,040)	$890	$1,610	$2,170
General fund equity investments(5)	(1,150)	(780)	(390)	290	580	860
Total underlying sensitivity before hedging	(4,800)	(3,020)	(1,430)	1,180	2,190	3,030
Impact of macro and dynamic hedge assets(6)	3,110	1,940	910	(820)	(1,450)	(1,930)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,690)	$(1,080)	$(520)	$360	$740	$1,100

(1)	See “Caution Related to Sensitivities” above.
(2)

The tables show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3)	Please refer to “Sensitivity of Earnings to Changes in Assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.
(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)

This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in new segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)

Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.

Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)

	Impact on MLI’s LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
December 31, 2019	(5)	(3)	(1)	1	4	5
December 31, 2018	(6)	(4)	(2)	1	5	7

(1)

See “Caution Related to Sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)

The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)

OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         49

Interest Rate and Spread Risk Sensitivities and Exposure Measures

At December 31, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be a charge of $100 million.

The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.

The potential impact on net income attributed to shareholders does not take into account any future potential changes to our URR assumptions or calibration criteria for stochastic risk-free rates. At December 31, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the URR in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB does not anticipate an update to this promulgation prior to the effective date of IFRS 17, expected to be 2022 at the earliest.

The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.

The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, below). More information on ALDA can be found under the section “Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures”, below.

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.

The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

50        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	2019		2018
As at December 31,	-50bp	+50bp	-50bp	+50bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$(100)	$(100)	$(100)	$100
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	1,700	(1,600)	1,600	(1,500)

MLI’s LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	4	(4)	3	(3)

(1)

See “Caution Related to Sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)

Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)

Corporate spreads(4),(5)	2019		2018
As at December 31,	-50bp	+50bp	-50bp	+50bp
Net income attributed to shareholders ($ millions)(6)	$(800)	$800	$(600)	$600
MLI’s LICAT total ratio (change in percentage points)(7)	(7)	5	(5)	5

Swap spreads	2019		2018
As at December 31,	-20bp	+20bp	-20bp	+20bp
Net income attributed to shareholders ($ millions)	$ 100	$(100)	$100	$(100)
MLI’s LICAT total ratio (change in percentage points)(7)	nil	nil	nil	nil

(1)	See “Caution Related to Sensitivities” above.
(2)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)

As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)

The impact from a 50 basis point change in corporate spreads increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined below (see “Critical Actuarial and Accounting Policies”), resulted in a lengthening of the policy liability cash flows, a portion of which is assumed to be supported by corporate bonds.

(7)

LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

Swap spreads remain at low levels, and if they were to rise, this could generate material charges to net income attributed to shareholders. Swap spread sensitivity decreased primarily due to additional shortening swaps put in place.

LICAT Scenario Switch

Typically, the reduction in interest rates improves LICAT capital ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation according to the OSFI guideline.

The OSFI guideline specifies four stress scenarios for interest rates and prescribes the methodology for determining which scenario needs to be applied by geographic region based on current market inputs and the Company’s balance sheet.

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We estimate the potential impact of a switch in the scenarios would be approximately a five percentage point decrease in MLI’s total LICAT ratio.1 This negative impact of a potential switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, the sensitivity of the LICAT ratio to further decreases in risk-free interest rates would again improve the LICAT capital position as stated in the table above.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch could reverse in response to subsequent increases in rates and/or spreads.

Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures

The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to “Sensitivity of Earnings to Changes in Assumptions” below, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6),(7)

As at December 31, ($ millions)	2019		2018
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,800)	1,700	(1,600)	1,600
Alternative long-duration assets	$(3,100)	$2,900	$(2,900)	$2,800
(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)

Please refer to “Sensitivity of Earnings to Changes in Assumptions” below, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.
(7)

The impact from a 10% change in ALDA returns increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined below (see “Critical Actuarial and Accounting Policies”), resulted in a lengthening of the policy liability cash flows, a portion of which is assumed to be supported by ALDA.

Foreign Exchange Risk Sensitivities and Exposure Measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. As at December 31, 2019, we did not have a material unmatched currency exposure.

The following table shows the potential impact on core earnings of a 10% change in the Canadian dollar relative to our other key operating currencies.

Potential impact on core earnings of changes in currency(1),(2)

	2019		2018
As at December 31, ($ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$(360)	$360	$(340)	$340
10% change in the Canadian dollar relative to the Japanese yen	(50)	50	(60)	60

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	See “Caution Related to Sensitivities” above.

LICAT regulatory capital ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital ratios.

[1]	See “Caution Related to Sensitivities” above.

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Liquidity Risk Exposure Measures

We manage liquidity levels of the consolidated group and key subsidiaries against established thresholds. These thresholds are based on liquidity stress scenarios over different time horizons.

Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk related to these instruments, in particular the movement of “over-the-counter” derivatives to central clearing in the U.S. and Japan places an emphasis on cash as the primary source of liquidity as opposed to security holdings. The market value of our derivative portfolio is therefore regularly stress tested to assess the potential collateral and cash settlement requirements under various market conditions.

Manulife Bank (the “Bank”) has a standalone liquidity risk management framework. The framework includes stress testing, cash flow modeling, a funding plan and a contingency plan. The Bank has an established securitization infrastructure which enables the Bank to access a range of funding and liquidity sources. The Bank models extreme but plausible stress scenarios that demonstrate that the Bank has a sufficient pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities, which when combined with the Bank’s capacity to securitize residential mortgage assets provides sufficient liquidity to meet potential requirements under these stress scenarios.

Similarly, Global Wealth and Asset Management has a standalone liquidity risk management framework.

m. Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Credit Risk Management Strategy

Credit risk is governed by the Credit Committee which oversees the overall credit risk management program. The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily public and private investment grade bonds and commercial mortgages. We have a program for selling Credit Default Swaps (“CDS”) that employs a highly selective, diversified and conservative approach. CDS decisions follow the same underwriting standards as our cash bond portfolio and the addition of this asset class allows us to better diversify our overall credit portfolio.

Our credit granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign a risk rating, based on a standardized 22-point scale consistent with those of external rating agencies, following a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the counterparty. We assess and update risk ratings regularly. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. Major credit decisions are approved by the Credit Committee and the largest decisions are approved by the CEO and, in certain cases, by the Board of Directors.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating (generally A- from internationally recognized rating agencies). We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities net of collateral held. The creditworthiness of all reinsurance counterparties is reviewed internally on a regular basis.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality and, where appropriate, taking corrective action. Prompt identification of problem credits is a key objective.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments.

Our credit policies, procedures and investment strategies are established under a strong governance framework and are designed to ensure that risks are identified, measured and monitored consistent with our risk appetite. We seek to actively manage credit exposure in our investment portfolio to reduce risk and minimize losses, and derivative counterparty exposure is managed proactively. However, we could experience volatility on a quarterly basis and losses could potentially rise above long-term expected and historical levels.

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Credit Risk Exposure Measures

As at December 31, 2019 and December 31, 2018, for every 50% that credit defaults over the next year exceed the rates provided for in policy liabilities, net income attributed to shareholders would be reduced by $69 million and $62 million in each year, respectively. Credit downgrades for fixed income investments would adversely impact our regulatory capital, as required capital levels for such investments are based on the credit quality of each instrument. In addition, credit downgrades could also be higher than assumed in policy liabilities, resulting in policy liability increases and a reduction in net income attributed to shareholders.

The table below shows net impaired assets and allowances for loan losses.

Net Impaired Assets and Loan Losses

As at December 31, ($ millions, unless otherwise stated)	2019	2018
Net impaired fixed income assets	$234	$179
Net impaired fixed income assets as a % of total invested assets	0.062%	0.051%
Allowance for loan losses	$20	$95

n. Product Risk

Product risk is the risk of failure to design, implement and maintain a product or service to achieve expected outcomes and the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced.

Product Risk Management

Product risk is governed by the Product Oversight Committee for the insurance business and by the Global WAM Risk Committee for global WAM business.

Insurance Product Risk Management Strategy

The Product Oversight Committee oversees the overall insurance risk management program. The Product Oversight Committee has established a broad framework for managing insurance risk under a set of policies, standards and guidelines, to ensure that our product offerings align with our risk taking philosophy and risk limits, and achieve acceptable profit margins. These cover:

∎	product design features
∎	use of reinsurance
∎	pricing models and software
∎	internal risk based capital allocations
∎	target profit objectives
∎	pricing methods and assumption setting
∎	stochastic and stress scenario testing
∎	required documentation
∎	review and approval processes
∎	experience monitoring programs

In each business unit that sells insurance, we designate individual pricing officers who are accountable for pricing activities, chief underwriters who are accountable for underwriting activities and chief claims risk managers who are accountable for claims activities. Both the pricing officer and the general manager of each business unit approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, in accordance with global policies and standards. Risk management functions provide additional oversight, review and approval of material product and pricing initiatives, as well as material underwriting initiatives. Actuarial functions provide oversight review and approval of policy liability valuation methods and assumptions. In addition, both risk and actuarial functions review and approve new reinsurance arrangements. We perform annual risk and compliance self-assessments of the product development, pricing, underwriting and claims activities of all insurance businesses. To leverage best practices, we facilitate knowledge transfer between staff working with similar businesses in different geographies.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies (see “Risk Factors – Product Risk Factors – External market conditions determine the availability, terms and cost of reinsurance protection”, below). Our current global life retention limit is US$30 million for individual policies (US$35 million for survivorship life policies) and is shared across businesses. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risks. We seek to actively manage the Company’s aggregate exposure to each of policyholder behaviour risk and claims risk against enterprise-wide economic capital limits. Policyholder behaviour risk limits cover the combined risk arising from policy lapses and surrenders, withdrawals and other policyholder driven activity. The claims risk limits cover the combined risk arising from mortality, longevity and morbidity.

Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to policy liabilities as appropriate.

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Global Wealth and Asset Management (“Global WAM”) Product Risk Management Strategy

Global WAM product risk is governed by the Global WAM Risk Management Committee (the “Committee”), which reviews and approves notable new products prior to launch. The Committee has established a framework for managing risk under a set of policies, standards and guidelines to ensure that notable product offerings align with Global WAM risk taking philosophy and risk appetite.

Global WAM Risk Management also provides oversight of notable changes to existing products/solutions on the various Global WAM platforms.

o. Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Operational Risk Management Strategy

Our corporate governance practices, corporate values, and integrated enterprise-wide approach to managing risk set the foundation for mitigating operational risks. This base is further strengthened by internal controls and systems, compensation programs, and seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark these compensation practices against peer companies.

We have an enterprise operational risk management framework that sets out the processes we use to identify, assess, manage, mitigate and report on significant operational risk exposures. Execution of our operational risk management strategy supports the drive towards a focus on the effective management of our key global operational risks. We have an Operational Risk Committee, which is the main decision-making committee for all operational risk matters and which has oversight responsibility for operational risk strategy, management and governance. We have enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation.

Legal and Regulatory Risk Management Strategy

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every segment. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company’s employees aware of the laws and regulations that affect it, and the risks associated with failing to comply. Segment Compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and allows significant issues to be escalated and proactively mitigated. Among these processes and business practices are: privacy (i.e. handling of personal and other confidential information), sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing, product design, the Ethics Hotline, and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services, Global Compliance and Segment Compliance personnel periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” in MFC’s Annual Information Form dated February 12, 2020 and note 18 of the 2019 Annual Consolidated Financial Statements.

Business Continuity Risk Management Strategy

We have an enterprise-wide business continuity and disaster recovery program. This includes policies, plans and procedures that seek to minimize the impact of natural or human-made disasters, and is designed to ensure that key business functions can continue normal operations in the event of a major disruption. Each business unit is accountable for preparing and maintaining detailed business continuity plans and processes. The global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical functions. The business continuity team establishes and regularly tests crisis management plans and global crisis communications protocols. We maintain off-site backup facilities and failover capability designed to minimize downtime and accelerate system recovery.

Technology & Information Security Risk Management Strategy

Our Technology Risk Management function provides strategy, direction, and oversight and facilitates governance for all technology risk domain activities across the Company. The scope of this function includes: reducing information risk exposures by introducing a robust enterprise information risk management framework and supporting infrastructure for proactively identifying, managing, monitoring and reporting on critical information risk exposures; promoting transparency and informed decision-making by building and maintaining information risk profiles and risk dashboards for Enterprise Technology & Services and segments aligned with enterprise and operational risk reporting; providing advisory services to Global Technology and the segments around current and emerging technology risks and their impact to the Company’s information risk profile; and reducing vendor information risk exposures by incorporating sound information risk management practices into sourcing, outsourcing and offshoring initiatives and programs.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer, seeks to mitigate information security risks. This program establishes the information and cyber security framework for the Company, including governance, policies and standards, and appropriate controls to protect information and computer systems. We also have annual security awareness training sessions for all employees.

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Many jurisdictions in which we operate are implementing more stringent privacy legislation. Our global privacy program, overseen by our Chief Privacy Officer, seeks to manage the risk of privacy breaches. It includes policies and standards, ongoing monitoring of emerging privacy legislation, and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution.

In addition, the Chief Information Risk Officer, the Chief Privacy Officer, and their teams work closely on information security and privacy matters.

Human Resource Risk Management Strategy

We have a number of human resource policies, practices and programs in place that seek to manage the risks associated with attracting and retaining top talent. These include recruiting programs at every level of the organization, training and development programs for our individual contributors and people leaders, employee engagement surveys, and competitive compensation programs that are designed to attract, motivate and retain high-performing and high-potential employees.

Model Risk Management Strategy

We have designated model risk management teams working closely with model owners and users that seek to manage model risk. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound and used as intended, and to assess the appropriateness of the calculations and outputs.

Third-Party Risk Management Strategy

Our governance framework to address third-party risk includes appropriate policies (such as our Global Outsourcing and Vendor Risk Management Policy and Global Procurement Policy), standards and procedures, and monitoring of ongoing results and contractual compliance of third-party arrangements.

Project Risk Management Strategy

To seek to ensure that key projects are successfully implemented and monitored by management, we have a Global Strategy and Transformation Office, which is responsible for establishing policies and standards for project management. Our policies, standards and practices are benchmarked against leading practices.

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9. Capital Management Framework

Manulife seeks to manage its capital with the objectives of:

∎	Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
∎	Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
∎	Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

Our capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of our subsidiaries. Internal capital targets are set above regulatory requirements, and consider a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and our own risk assessments. We monitor against these internal targets and initiate actions appropriate to achieving our business objectives.

We periodically assess the strength of our capital position under various stress scenarios. The annual Dynamic Capital Adequacy Testing (“DCAT”) typically quantifies the financial impact of economic events arising from shocks in public equity and other markets, interest rates and credit, amongst others. Our 2019 DCAT results demonstrate that we would have sufficient assets, under the various adverse scenarios tested, to discharge our policy liabilities. This conclusion was also supported by a variety of other stress tests conducted by the Company.

We use an Economic Capital (“EC”) framework to inform our internal view of the level of required capital and available capital. The EC framework is a key component of the Own Risk and Solvency Assessment (“ORSA”) process, which ties together our risk management, strategic planning and capital management practices to confirm that our capital levels continue to be adequate from an economic perspective.

Capital management is also integrated into our product planning and performance management practices.

The composition of capital between equity and other capital instruments impacts the financial leverage ratio which is an important consideration in determining the Company’s financial strength and credit ratings. The Company monitors and rebalances its capital mix through capital issuances and redemptions.

a. Financing Activities

Securities transactions

During 2019, we redeemed $1.5 billion of debt securities at par.

($ millions)	Redeemed
2.811% MLI Subordinated debentures, redeemed on Feb 21, 2019	500
7.535% MFCT II Senior debenture notes, redeemed on Dec 31, 2019	1,000
Total	$1,500

In addition, during the fourth quarter of 2019, we announced the intention to redeem $0.5 billion of 2.64% Fixed/Floating Subordinated Debentures in January 2020.

During 2019, we had in place the normal course issuer bid program and the Dividend Reinvestment Program (“DRIP”), both noted below.

Normal Course Issuer Bid

On November 12, 2019, MFC announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase by MFC for cancellation of up to 58 million MFC common shares. Pursuant to the Notice of Intention filed with the TSX, purchases under the NCIB commenced on November 14, 2019 and will continue until November 13, 2020, when the NCIB expires, or such earlier date as MFC completes its purchases. As of December 31, 2019, MFC purchased and subsequently cancelled 6.3 million of its common shares pursuant to the NCIB at an average price of $25.91 per common share for a total cost of $163 million.

MFC’s previous NCIB which was announced on November 12, 2018 and amended on February 19, 2019, expired on November 13, 2019. MFC purchased and subsequently cancelled 74.5 million of its common shares pursuant to the previous NCIB at an average price of $22.20 per common share for a total cost of $1.76 billion.

During 2019, MFC purchased and subsequently cancelled 57.6 million of its common shares at an average price of $23.22 per common share for a total cost of $1.3 billion, including 51.3 million common shares for a total cost of $1.2 billion that were purchased under the previous NCIB.

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b. Consolidated capital

As at December 31, ($ millions)	2019	2018	2017
Non-controlling interests	$1,211	$1,093	$929
Participating policyholders’ equity	(243)	94	221
Preferred shares	3,822	3,822	3,577
Common shareholders’ equity(1)	45,316	42,142	37,436
Total equity	50,106	47,151	42,163
Adjusted for accumulated other comprehensive loss on cash flow hedges	(143)	(127)	(109)
Total equity excluding accumulated other comprehensive loss on cash flow hedges	50,249	47,278	42,272
Qualifying capital instruments	7,120	8,732	8,387
Consolidated capital(2)	$57,369	$56,010	$50,659

(1)	Common shareholders’ equity is equal to total shareholders’ equity less preferred shares.
(2)

Consolidated capital does not include $4.5 billion (2018 – $4.8 billion, 2017 – $4.8 billion) of MFC senior debt as this form of financing does not meet OSFI’s definition of regulatory capital at the MFC level. The Company has down-streamed the proceeds from this financing into operating entities in a form that qualifies as regulatory capital at the subsidiary level.

Consolidated capital was $57.4 billion as at December 31, 2019 compared with $56.0 billion as at December 31, 2018, an increase of approximately $1.4 billion. The increase was primarily driven by net income attributed to shareholders net of dividends of $3.5 billion and net increase in AOCI of $0.2 billion, partially offset by capital redemptions noted above of $1.5 billion and the net impact of share buybacks and issuance of shares for the dividend reinvestment program of $0.6 billion. The net increase in AOCI was due to the impact of lower interest rates and higher equity markets on assets classified as AFS, mostly offset by a stronger Canadian dollar compared to the U.S. dollar.

c. Remittance of Capital

As part of its capital management, Manulife promotes internal capital mobility so that Manulife’s parent company, MFC, has access to funds to meet its obligations and to optimize the use of excess capital. Cash remittance is defined as the cash remitted or payable to the Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility. In 2019, MFC subsidiaries delivered $2.8 billion in remittances compared with $4.0 billion in 2018.

d. Financial Leverage Ratio

MFC’s financial leverage ratio decreased to 25.1% as at December 31, 2019 from 28.6% as at December 31, 2018, driven by net income attributed to shareholders net of dividends, the redemption of $1.5 billion of securities, and the increase in values of AFS securities, partially offset by the net impact of share buybacks and issuance of shares for the dividend reinvestment program, and the impact of a stronger Canadian dollar compared with the U.S. dollar.

e. Common Shareholder Dividends

The declaration and payment of shareholder dividends and the amount thereof are at the discretion of the Board of Directors and depend upon various factors, including the results of operations, financial condition and future prospects of the Company and taking into account regulatory restrictions on the payment of shareholder dividends, as well as any other factors deemed relevant by the Board of Directors.

Common Shareholder Dividends Paid

For the years ended December 31, $ per share	2019	2018	2017
Dividends paid	$1.000	$0.910	$0.820

The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion.

During 2019, the required common shares in connection with the DRIP were purchased from treasury with a two per cent (2%) discount from the market price. In 2019, we issued 30.9 million common shares from treasury for a total consideration of $723 million under this program.

f. Regulatory Capital Position1

MFC and MLI are regulated by OSFI and are subject to consolidated risk based capital requirements. Manulife monitors and manages its consolidated capital in compliance with the applicable OSFI LICAT guideline. Under this regime our consolidated available capital is

[1]	The “Risk Factors” section of the MD&A outlines a number of regulatory capital risks.

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measured against a required amount of risk capital determined in accordance with the guideline. For regulatory purposes, LICAT available capital is based on the above consolidated capital with adjustments for certain deductions, limits and restrictions, as mandated by the LICAT guideline.

Manulife’s operating activities are conducted within MLI and its subsidiaries. MLI‘s LICAT total ratio was 140% as at December 31, 2019, compared with 143% as at December 31, 2018. The three percentage point decline from December 31, 2018 was primarily driven by the narrowing of corporate spreads, and $2.0 billion of capital redemptions1, partially offset by the decrease in risk-free rates and actions to release capital in our North American legacy businesses.

MFC’s LICAT total ratio was 129% as at December 31, 2019 compared with 132% as at December 31, 2018. The differences between the MLI and MFC ratios were largely due to the $4.5 billion (2018 – $4.8 billion) of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.

The LICAT total ratios as at December 31, 2019 resulted in excess capital of $22.4 billion over OSFI’s supervisory target ratio of 100% for MLI, and $22.4 billion over OSFI’s regulatory minimum target ratio of 90% for MFC (no supervisory target is applicable to MFC). As at December 31, 2019, all MLI’s subsidiaries maintained capital levels in excess of local requirements.

g. Credit Ratings

Manulife’s operating companies have strong financial strength ratings from credit rating agencies. These ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Maintaining strong ratings on debt and capital instruments issued by MFC and its subsidiaries allows us to access capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of financing may increase and our access to funding and capital through capital markets could be reduced.

During 2019, S&P, Moody’s, DBRS, Fitch and A.M. Best Company (“A.M. Best”) maintained their assigned ratings of MFC and its primary insurance operating companies.

The following table summarizes the financial strength and claims paying ability ratings of MLI and certain of its subsidiaries as at January 31, 2020.

Financial Strength Ratings

Subsidiary	Jurisdiction	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	Canada	AA-	A1	AA(Low)	AA-	A+ (Superior)
John Hancock Life Insurance Company (U.S.A.)	United States	AA-	A1	Not Rated	AA-	A+ (Superior)
Manulife (International) Limited	Hong Kong	AA-	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company	Japan	A+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife (Singapore) Pte. Ltd.	Singapore	AA-	Not Rated	Not Rated	Not Rated	Not Rated

As of January 31, 2020, S&P had a stable outlook on these ratings, except for the rating for Manulife Life Insurance Company which had a positive outlook. Manulife Life Insurance Company’s rating and the related outlook are constrained by the sovereign rating on Japan (A+/Positive/A-1), because the company holds a relatively high proportion of Japanese investments in its asset portfolio. In addition, for Moody’s, Fitch and A.M. Best, the ratings outlook on these ratings were stable, while for DBRS the ratings outlook was positive.

[1]	For LICAT, the $2.0 billion of redemptions includes the $0.5 billion redeemed in January 2020 (announced in December 2019) as the LICAT ratio reflects all the actual and announced capital redemptions.

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10. Critical Actuarial and Accounting Policies

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions and fair valuation of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of the 2019 Annual Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

a. Critical Actuarial Policies – Policy Liabilities (Insurance and Investment Contract Liabilities)

Policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. These standards are designed to ensure we establish an appropriate liability on the Consolidated Statements of Financial Position to cover future obligations to all our policyholders. The assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions is designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, before any consideration for reinsurance ceded. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, and premium persistency, operating expenses, certain taxes (other than income taxes and includes temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations) and foreign currency. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. A separate asset for reinsurance ceded is calculated based on the terms of the reinsurance treaties that are in-force, with deductions taken for the credit standing of the reinsurance counterparties where appropriate.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible mis-estimation of, or deterioration in, future experience in order to provide greater comfort that the policy liabilities will be sufficient to pay future benefits. The CIA establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. Our margins are set taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized at the time a new policy is sold and increase the income recognized in later periods as the margins release as the remaining policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. We make assumptions about future mortality improvements using historical experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance directly reflected in our policy valuation for the determination of policy liabilities net of reinsurance. Actual mortality experience is monitored against these assumptions separately for each business. The results are favourable where mortality rates are lower than assumed for life insurance and where mortality rates are higher than assumed for payout annuities. Overall 2019 experience was unfavourable (2018 – favourable) when compared with our assumptions.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our JH Long Term Care business we make assumptions about future morbidity changes. Actual morbidity experience is monitored against these assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2019 experience was unfavourable (2018 – unfavourable) when compared with our assumptions.

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Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2019 experience was unfavourable (2018 – unfavourable) when compared with our assumptions.

Expenses and Taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2019 were unfavourable (2018 – unfavourable) when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns

As noted in the “Risk Management – Market Risk – Asset Liability Management Strategy” section above, our general fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. The projected cash flows from the assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. In 2019, actual investment returns were unfavourable (2018 – favourable) when compared with our assumptions. Investment-related experience and the direct impact of interest rates and equity markets are discussed in the “Financial Performance” section above.

Segregated Funds

We offer segregated funds to policyholders that offer certain guarantees, including guaranteed returns of principal on maturity or death, as well as guarantees of minimum withdrawal amounts or income benefits. The on-balance sheet liability for these benefits is the expected cost of these guarantees including appropriate valuation margins for the various contingencies including mortality and lapse. The dominant driver of the cost of guarantees is the return on the underlying funds in which the policyholders invest. See “Risk Management – Market Risk – Hedging Strategies for Variable Annuity and Other Equity Risks” and the “Financial Performance – Analysis of Net Income” sections above.

Foreign Currency

Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of economic loss arising from movements in currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The total provision for adverse deviation is the sum of the provisions for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively, the margin can be set by testing many scenarios, which are developed according to actuarial guidance. Under this approach the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

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In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The fees that are in excess of this limitation are reported as an additional margin and are shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31, ($ millions)	2019	2018
Best estimate actuarial liability	$246,105	$226,128
Provision for adverse deviation (“PfAD”)
Insurance risks (mortality/morbidity)	$18,147	$19,021
Policyholder behaviour (lapse/surrender/premium persistency)	6,010	5,776
Expenses	1,688	1,573
Investment risks (non-credit)	29,650	25,955
Investment risks (credit)	1,061	941
Segregated funds guarantees	1,940	2,184
Total PfAD(1)	58,496	55,450
Segregated funds – additional margins	13,680	13,097
Total of PfAD and additional segregated fund margins	$72,176	$68,547

(1)

Reported net actuarial liabilities (excluding the $5,031 million (2018 – $5,514 million) reinsurance asset related to the Company’s in-force participating life insurance closed block that is retained on a funds withheld basis as part of the New York Life transaction) as at December 31, 2019 of $304,601 million (2018 – $281,578 million) are comprised of $246,105 million (2018 – $226,128 million) of best estimate actuarial liabilities and $58,496 million (2018 – $55,450 million) of PfAD.

The change in the PfAD from period to period is impacted by changes in liability and asset composition, by currency and interest rate movements and by material changes in valuation assumptions. The overall decrease in PfADs for insurance risks was primarily due to the annual review of actuarial valuation methods and assumptions, as well as the appreciation of the Canadian dollar relative to the U.S. dollar, Hong Kong dollar and Japanese yen, partially offset by the impact of lower interest rates in the U.S. and Canada, as well as the expected PfAD growth from in-force and new business. The overall increase in PfADs for policyholder behaviour and expense was driven by the impact of lower interest rates in the U.S. and Canada and the expected PfAD growth from in-force and new business, partially offset by the appreciation of the Canadian dollar. The overall increase in PfADs for non-credit investment risks was driven by the expected PfAD growth from in-force and new business, lower interest rates in the U.S. and Canada, and the annual review of actuarial valuation methods and assumptions, partially offset by the appreciation of the Canadian dollar. The increase in the additional segregated fund margins was primarily due to increases in equity markets and declines in interest rates in the U.S.

b. Sensitivity of Earnings to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to changes in non-economic and certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units. The sensitivity of net income attributed to shareholders to a deterioration or improvement in non-economic assumptions underlying long-term care policy liabilities as at December 31, 2019 is also shown below.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31, ($ millions)	Decrease in net income attributed to shareholders
	2019	2018
Policy related assumptions
2% adverse change in future mortality rates(2),(4)
Products where an increase in rates increases insurance contract liabilities	$(500)	$(500)
Products where a decrease in rates increases insurance contract liabilities	(500)	(500)
5% adverse change in future morbidity rates (incidence and termination)(3),(4),(5)	(5,100)	(4,800)
10% adverse change in future termination rates(4)	(2,400)	(2,200)
5% increase in future expense levels	(600)	(600)

(1)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

(2)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

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(3)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(4)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

(5)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions for Long Term Care(1)

As at December 31, ($ millions)	Decrease in net income attributed to shareholders
	2019	2018
Policy related assumptions
2% change in future mortality rates(2),(3)	$(300)	$(200)
5% change in future morbidity incidence rates(2),(3)	(2,500)	(1,700)
5% change in future morbidity claims termination rates(2),(3)	(2,200)	(2,800)
10% change in future policy termination rates(2),(3)	(400)	(400)
5% increase in future expense levels(3)	(100)	(100)

(1)	Translated from US$ at 1.2988 for 2019.
(2)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

(3)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities(1)

As at December 31, ($ millions)	Increase (decrease) in net income attributed to shareholders
	2019		2018
	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	3,800	(4,400)	3,500	(3,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(300)	300

(1)

The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at December 31, 2019, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.2% (9.3% – December 31, 2018) per annum in Canada, 9.6% (9.6% – December 31, 2018) per annum in the U.S. and 6.2% (6.2% – December 31, 2018) per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)

ALDA include commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.3% (9.5% – December 31, 2018) based on the current asset mix backing our guaranteed insurance and annuity business as of December 31, 2019. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.1% (6.3% – December 31, 2018) based on the asset mix backing our guaranteed insurance and annuity business as of December 31, 2019. The impact from a 100 basis point change increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined above, resulted in a lengthening of the policy liability cash flows, a portion of which are assumed to be supported by ALDA investments.

(3)

Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.5% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

c. Review of Actuarial Methods and Assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could be material.

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2019 Review of Actuarial Methods and Assumptions

The 2019 full year review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $74 million, net of reinsurance, and a decrease in net income attributed to shareholders of $21 million post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2019 ($ millions)	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Long-term care triennial review	$11	$–	$11	$(8)
Mortality and morbidity updates	25	47	(22)	14
Lapses and policyholder behaviour	135	17	118	(75)
Investment return assumptions	12	81	(69)	70
Other updates	(109)	(163)	54	(22)
Net impact	$74	$(18)	$92	$(21)

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, the impact of policyholder benefit reductions as well as the progress on future premium rate increases and a review of margins on the business. The impact of the LTC review was approximately net neutral to net income attributed to shareholders.

The experience study showed lower termination rates than expected during the elimination or “qualifying” period (which is the period between when a claim is filed and when benefit payments begin), and favourable incidence as policyholders are filing claims at a lower rate than expected. In addition, policyholders are electing to reduce their benefits in lieu of paying increased premiums. The overall claims experience review led to a post-tax charge to net income attributed to shareholders of approximately $1.9 billion (US$1.4 billion), which includes a gain of approximately $0.2 billion (US$0.16 billion) for the impact of benefit reductions.

The experience study included additional claims data due to the natural aging of the block of business. As a result, we reduced certain margins for adverse deviations, which resulted in a post-tax gain to net income attributed to shareholders of approximately $0.7 billion (US$0.5 billion).

While the study continues to support the assumptions of both future morbidity and mortality improvement, we reduced our morbidity improvement assumption, which resulted in a post-tax charge to net income attributed to shareholders of approximately $0.7 billion (US$0.5 billion).1

The review of premium increases assumed in the policy liabilities resulted in a post-tax gain to net income attributed to shareholders of approximately $2.0 billion (US$1.5 billion) related to the expected timing and amount of premium increases that are subject to state approval and reflects a 30% provision for adverse deviation. The expected premium increases are informed by past approval rates applied to prior state filings that remain outstanding and estimated new requests based on our 2019 review of morbidity, mortality and lapse assumptions. Our actual experience in obtaining premium increases could be materially different than what we have assumed, resulting in further increases or decreases in policy liabilities, which could be material.2

Updates to mortality and morbidity assumptions

Mortality and morbidity updates resulted in a $14 million post-tax gain to net income attributed to shareholders. This included a review of our Canada Individual Insurance mortality and reinsurance arrangements.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $75 million post-tax charge to net income attributed to shareholders.

The primary driver of the charge was an update to our lapse assumptions across several term and whole life product lines within our Canada Individual Insurance business, partially offset by several updates to lapse and premium persistency assumptions in other geographies.

Updates to investment return assumptions

Updates to investment return assumptions resulted in a $70 million post-tax gain to net income attributed to shareholders.

The primary driver of the gain was an update to our senior secured loan default rates to reflect recent experience, as well as our investment and crediting rate strategy for certain universal life products. This was partially offset by updates to certain private equity investment assumptions in Canada.

Other updates

Other updates resulted in a $22 million post-tax charge to net income attributed to shareholders.

[1]	The padded morbidity assumption is 0.25% for 25 years (down from 0.45%) and unpadded morbidity improvement assumption is 0.50% to age 100 (down from 0.75%).
[2]	See “Caution regarding forward-looking statements” above.

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Impact of changes in actuarial methods and assumptions by segment

The impact of changes in actuarial methods and assumptions in Canada was a post-tax charge to net income attributed to shareholders of $108 million. This charge was driven by updates to lapse rates for certain products within Canada Individual Insurance and updates to certain private equity investment assumptions. In the U.S., we recorded a post-tax gain to net income attributed to shareholders of $71 million, driven primarily by updates to senior secured loan default rates. In addition, several modelling refinements netted to a positive impact. Updates to assumptions in Asia segment and Corporate and Other segment (which includes our Reinsurance business) resulted in a post-tax gain of $16 million.

2018 Review of Actuarial Methods and Assumptions

The 2018 full year review of actuarial methods and assumptions resulted in a decrease in insurance contract liabilities of $174 million, net of reinsurance, and a decrease in net income attributed to shareholders of $51 million post-tax.

For the year ended December 31, 2018 ($ millions)	Change in insurance contract liabilities, net of reinsurance
	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$319	$(192)	$511	$(360)
Lapses and policyholder behaviour	287	–	287	(226)
Investment return assumptions	(96)	50	(146)	143
Other updates	(684)	(94)	(590)	392
Net impact	$(174)	$(236)	$62	$(51)

Updates to mortality and morbidity assumptions

Mortality and morbidity updates resulted in a $360 million post-tax charge to net income attributed to shareholders.

The primary driver of the charge is related to updates to mortality and morbidity assumptions for the Company’s structured settlement and term renewal business in Canada. A review of mortality assumptions for the Company’s U.S. group pension annuity business and certain blocks of its U.S. life insurance business resulted in a small charge to earnings, and other updates to mortality and morbidity assumptions led to a small net charge.

Updates to lapses and policyholder behaviour

Lapse and policyholder behaviour updates resulted in a $226 million post-tax charge to net income attributed to shareholders.

The primary driver of the charge is related to updated lapse and premium persistency rates for certain U.S. life insurance product lines ($252 million post-tax charge). This included updates to universal life no-lapse guarantee and business lapse assumptions to better reflect emerging experience which showed a variation in lapses based on premium funding levels, partially offset by favourable lapse experience on several of the U.S. life insurance product lines.

Other updates to lapse and policyholder behaviour assumptions were made across several product lines to reflect recent experience.

Updates to investment return assumptions

Investment return assumption updates resulted in a $143 million post-tax gain to net income attributed to shareholders.

We updated our bond default rates to reflect recent experience, leading to a $401 million post-tax gain and updated our investment return assumptions for ALDA and public equities, specifically oil and gas, which led to a $210 million post-tax charge. Other refinements to the projections of investment returns resulted in a $48 million post-tax charge.

Other updates

Refinements to the projection of our tax and liability cashflows across multiple product lines led to a post-tax gain to net income attributed to shareholders of $392 million. The refinements were primarily driven by the projection of tax cashflows as we reviewed the deductibility of certain reserves. In addition, we refined the projection of policyholder crediting rates for certain products.

Impact of changes in actuarial methods and assumptions by segment

The impact of changes in actuarial methods and assumptions in Canada was a post-tax charge to net income attributed to shareholders of $370 million. This charge was driven by updates to oil and gas investment return assumptions and updates to mortality and morbidity assumptions for our structured settlement and term renewal businesses. In the U.S., we recorded a post-tax gain of $286 million, driven by updates to our bond default rates and refinements to the projection of our tax and liability cashflows, partially offset by updates to policyholder behaviour assumptions in JH Life. Updates to assumptions in Asia and Reinsurance resulted in a post-tax gain of $33 million.

d. Change in net insurance contract liabilities

The change in net insurance contract liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in net insurance contract liabilities are substantially offset in the financial statements by premiums,

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investment income, policy benefits and other policy related cash flows. The changes in net insurance contract liabilities by business segment are shown below:

2019 Net Insurance Contract Liability Movement Analysis

For the year ended December 31, 2019 ($ millions)	Asia	Canada	U.S.	Corporate and Other	Total
Balance, January 1	$76,127	$76,628	$133,142	$(168)	$285,729
New business(1),(2)	2,996	(227)	482	–	3,251
In-force movement(1),(3)	12,079	6,770	12,163	(91)	30,921
Changes in methods and assumptions(1)	60	133	(84)	(35)	74
Currency impact(4)	(3,325)	(7)	(6,844)	9	(10,167)
Balance, December 31	$87,937	$83,297	$138,859	$(285)	$309,808

(1)

The $32,458 million increase reported as the change in insurance contract liabilities and change in reinsurance assets on the 2019 Consolidated Statements of Income primarily consists of changes due to the changes in methods and assumptions, normal in-force movement and new policies. These three items net to an increase of $34,246 million, of which $33,497 million is included in the income statement increase in insurance contract liabilities and change in reinsurance assets, and a $751 million increase is included in net claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts. Of the $34,172 million net increase in insurance contract liabilities related to new business and in-force movement, $33,423 million was an increase in actuarial liabilities. The remaining amount was an increase of $751 million in other insurance contract liabilities.

(2)

New business policy liability impact is positive/(negative) when estimated future premiums, together with future investment income, are expected to be more/(less) than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

(3)

The net in-force movement over the year was an increase of $30,921 million, primarily reflecting the impact of interest rate declines and expected growth in insurance contract liabilities in all three insurance segments.

(4)

The decrease in policy liabilities from currency impact reflects the appreciation of the Canadian dollar relative to the U.S. dollar, Hong Kong dollar and Japanese yen. To the extent assets are currency matched to liabilities, the increase in insurance contract liabilities due to currency impact is offset by a corresponding increase from currency impact in the value of assets supporting those liabilities.

2018 Net Insurance Contract Liability Movement Analysis

For the year ended December 31, 2018 ($ millions)	Asia	Canada	U.S.	Corporate and Other	Total
Balance, January 1	$62,243	$76,198	$135,851	$(46)	$274,246
New business(1),(2)	3,400	(100)	(31)	–	3,269
In-force movement(1),(3)	5,117	344	(2,330)	(102)	3,029
Changes in methods and assumptions(1)	52	178	(397)	(7)	(174)
Reinsurance transactions(1)	–	–	(11,156)	–	(11,156)
Currency impact(4)	5,315	8	11,205	(13)	16,515
Balance, December 31	$76,127	$76,628	$133,142	$(168)	$285,729

(1)

The $6,826 million decrease reported as the change in insurance contract liabilities and change in reinsurance assets on the 2018 Consolidated Statements of Income primarily consists of changes due to the reinsurance transactions and changes in methods and assumptions, partially offset by normal in-force movement and new policies. These four items net to a decrease of $5,032 million, of which $6,017 million is included in the income statement increase in insurance contract liabilities and change in reinsurance assets, and a $985 million increase is included in net claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts. Of the $6,298 million net increase in insurance contract liabilities related to new business and in-force movement, $5,313 million was an increase in actuarial liabilities. The remaining amount was an increase of $985 million in other insurance contract liabilities.

(2)

New business policy liability impact is positive/(negative) when estimated future premiums, together with future investment income, are expected to be more/(less) than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

(3)

The net in-force movement over the year was an increase of $3,029 million, reflecting expected growth in insurance contract liabilities in all three insurance segments. Expected growth in insurance contract liabilities in the U.S. was offset by the impact of market and yield curve movements during the year.

(4)

The increase in policy liabilities from currency impact reflects the depreciation of the Canadian dollar relative to the U.S. dollar, Hong Kong dollar and Japanese yen. To the extent assets are currency matched to liabilities, the increase in insurance contract liabilities due to currency impact is offset by a corresponding increase from currency impact in the value of assets supporting those liabilities.

e. Critical Accounting Policies

Consolidation

The Company is required to consolidate the financial position and results of entities it controls. Control exists when the Company:

∎	Has the power to govern the financial and operating policies of the entity;
∎	Is exposed to a significant portion of the entity’s variable returns; and
∎	Is able to use its power to influence variable returns from the entity.

The Company uses the same principles to assess control over any entity it is involved with. In evaluating control, potential factors assessed include the effects of:

∎	Substantive potential voting rights that are currently exercisable or convertible;
∎	Contractual management relationships with the entity;
∎	Rights and obligations resulting from policyholders to manage investments on their behalf; and
∎	The effect of any legal or contractual restraints on the Company from using its power to affect its variable returns from the entity.

66        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

An assessment of control is based on arrangements in place and the assessed risk exposures at inception. Initial evaluations are reconsidered at a later date if:

∎	The Company acquires additional interests in the entity or its interests in an entity are diluted;
∎	The contractual arrangements of the entity are amended such that the Company’s involvement with the entity changes; or
∎	The Company’s ability to use its power to affect its variable returns from the entity changes.

Subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date that control ceases.

Fair Value of Invested Assets

A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2019 Annual Consolidated Financial Statements for a description of the methods used in determining fair values. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies including discounted cash flow methodologies, matrix pricing, consensus pricing services, or other similar techniques. The inputs to these market standard valuation methodologies include: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity, volatilities and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell assets, or the price ultimately realized for these assets, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain assets.

Evaluation of Invested Asset Impairment

AFS fixed income and equity securities are carried at fair market value, with changes in fair value recorded in other comprehensive income (“OCI”) with the exception of unrealized gains and losses on foreign currency translation of AFS fixed income securities which are included in net income attributed to shareholders. Securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in net income attributed to shareholders when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of a fixed income security or when fair value of an equity security has declined significantly below cost or for a prolonged period of time.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment has occurred and in assessing fair values and recoverable values. Key matters considered include economic factors, Company and industry specific developments, and specific issues with respect to single issuers and borrowers.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 9 to the 2019 Consolidated Financial Statements.

Derivative Financial Instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forwards and futures agreements, and options to help manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Refer to note 4 to the 2019 Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the Consolidated Financial Statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations. If it was determined that hedge accounting designations were not appropriately applied, reported net income attributed to shareholders could be materially affected.

Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents, including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded. The largest defined benefit pension and retiree welfare plans in the U.S. and Canada are the material plans that are discussed herein and in note 16 to the 2019 Annual Consolidated Financial Statements.

Due to the long-term nature of defined benefit pension and retiree welfare plans, the calculation of the defined benefit obligation and net benefit cost depends on various assumptions such as discount rates, salary increase rates, cash balance interest crediting rates, health care cost trend rates and rates of mortality. These assumptions are determined by management and are reviewed annually. The key assumptions, as well as the sensitivity of the defined benefit obligation to changes in these assumptions, are presented in note 16 to the 2019 Annual Consolidated Financial Statements.

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Changes in assumptions and differences between actual and expected experience give rise to actuarial gains and losses that affect the amount of the defined benefit obligation and OCI. For 2019, the amount recorded in OCI was a gain of $113 million (2018 – gain of $109 million) for the defined benefit pension plans and a loss of $21 million (2018 – loss of $48 million) for the retiree welfare plans.

Contributions to the registered (tax qualified) defined benefit pension plans are made in accordance with the applicable U.S. and Canadian regulations. During 2019, the Company contributed $13 million (2018 – $23 million) to these plans. As at December 31, 2019, the difference between the fair value of assets and the defined benefit obligation for these plans was a surplus of $394 million (2018 – surplus of $257 million). For 2020, the contributions to the plans are expected to be approximately $11 million.1

The Company’s supplemental pension plans for executives are not funded; benefits under these plans are paid as they become due. During 2019, the Company paid benefits of $62 million (2018 – $56 million) under these plans. As at December 31, 2019, the defined benefit obligation for these plans, which is reflected as a liability in the balance sheet, amounted to $758 million (2018 – $742 million).

The Company’s retiree welfare plans are partially funded, although there are no regulations or laws governing or requiring the funding of these plans. As at December 31, 2019, the difference between the fair value of plan assets and the defined benefit obligation for these plans was a deficit of $47 million (2018 – deficit of $30 million).

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred tax asset or liability results from temporary differences between carrying values of the assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carry forward periods under the tax law in the applicable tax jurisdiction. A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. At December 31, 2019, we had $4,574 million of deferred tax assets (December 31, 2018 – $4,318 million). Factors in management’s determination include, among other things, the following:

∎	Future taxable income exclusive of reversing temporary differences and carry forwards;
∎	Future reversals of existing taxable temporary differences;
∎	Taxable income in prior carryback years; and
∎	Tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining the amount of deferred tax assets to recognize change significantly, or when receipt of new information indicates the need for adjustment in the recognition of deferred tax assets. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances, actuarial liabilities (see Critical Actuarial and Accounting Policies – Expenses and Taxes above) and the effective tax rate. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

Goodwill and Intangible Assets

At December 31, 2019, under IFRS we had $5,743 million of goodwill and $4,232 million of intangible assets ($1,584 million of which are intangible assets with indefinite lives). Goodwill and intangible assets with indefinite lives are tested at the cash generating unit level (“CGU”) or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. The tests performed in 2019 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives. Changes in discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future, which could be material.

Impairment charges could occur in the future as a result of changes in economic conditions. The goodwill testing for 2020 will be updated based on the conditions that exist in 2020 and may result in impairment charges, which could be material.

f. Future Accounting and Reporting Changes

There are several new accounting and reporting changes issued under IFRS including those still under development by the IASB. We have summarized below key recently issued accounting standards that are anticipated to have a significant impact on the Company. Accounting and reporting changes are discussed in note 2 of the 2019 Consolidated Financial Statements.

IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. The standard is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”.

[1]	See “Caution regarding forward-looking statements” above.

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The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, for a financial liability designated as at fair value through profit or loss, revisions have been made in the accounting for changes in fair value attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project.

The Company elected to defer IFRS 9 until January 1, 2021 as allowed under the amendments to IFRS 4 “Insurance Contracts”. The Company is assessing the impact of this standard.

In June 2019, the exposure draft published for IFRS 17 proposed to extend the deferral date of IFRS 9 by one year to January 1, 2022. Effective dates for both standards have previously been aligned and any further deferrals for IFRS 17 could influence the effective date for IFRS 9 as well.

IFRS 17 “Insurance Contracts”

IFRS 17 was issued in May 2017 and is effective for years beginning on January 1, 2021, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. The standard will replace IFRS 4 “Insurance Contracts” and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Financial Statements.

In June 2019, the IASB issued an exposure draft with a number of proposed targeted amendments for public consultation. The proposed amendments include a deferral of the effective date of IFRS 17 by one year, to January 1, 2022. The proposed amendments are subject to IASB’s redeliberation process which is expected to conclude in mid-2020. IASB is additionally taking into consideration a deferral beyond 2022. The Company will continue to monitor IASB’s future developments related to IFRS 17.

The principles underlying IFRS 17 differ from the CALM as permitted by IFRS 4. While there are many differences, the following outlines two of the key differences:

∎

Under IFRS 17 the discount rate used to estimate the present value of insurance contract liabilities is based on the characteristics of the liability, whereas under CALM, the Company uses the rates of returns for current and projected assets supporting insurance contract liabilities to value the liabilities. The difference in the discount rate approach also impacts the timing of investment-related experience earnings emergence. Under CALM, investment-related experience includes the impact of investing activities. The impact of investing activities is directly related to the CALM methodology. Under IFRS 17 the impact of investing activities will emerge over the life of the asset.

∎

Under IFRS 17 new business gains are recorded on the Consolidated Statements of Financial Position (in the contractual service margin component of the insurance contract liability) and amortized into income as services are provided. Under CALM new business gains (and losses) are recognized in income immediately.

The Company is assessing the implications of this standard including proposed amendments and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. In addition, in certain jurisdictions, including Canada, it could have a material effect on tax and regulatory capital positions and other financial metrics that are dependent upon IFRS accounting values. A summary of some of the key risks are outlined in the “Risk Management – Emerging Risks” section above.

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11. Risk Factors

Our insurance, wealth and asset management and other financial services businesses subject Manulife to a broad range of risks. Management has identified the following risks and uncertainties to which our businesses, operations and financial condition are subject. The risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial could also impair our businesses, operations and financial condition. If any of such risks should occur, the trading price of our securities, including common shares, preferred shares and debt securities, could decline, and you may lose all or part of your investment.

a. Strategic Risk Factors

We operate in highly competitive markets and compete for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our distribution practices and regulations, product features, service levels, prices, and our financial strength ratings and reputation.

We may not be successful in executing our business strategies or these strategies may not achieve our objectives.

∎	Refer to “Risk Management – Strategic Risk” above.
∎

The economic environment could be volatile and our regulatory environment will continue to evolve, potentially with higher capital requirements which could materially impact our competitiveness. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the applicable regulatory regimes. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

∎

Macro-economic factors may result in our inability to achieve business strategies and plans. Of note, economic factors such as flat or declining equity markets, equity market volatility, or a period of prolonged low interest rates could impact our ability to achieve business objectives. Other factors, such as management actions taken to bolster capital and manage the Company’s risk profile, including new or amended reinsurance agreements, and additional actions that the Company may take to help manage near-term regulatory capital ratios or help mitigate equity market and interest rate exposures, could adversely impact our longer-term earnings potential.

Our businesses are heavily regulated, and changes in regulation or laws, or in the interpretation or enforcement of regulation and laws, may reduce our profitability and limit our growth.

∎

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. Insurance and securities regulators in Canada, the United States, Asia and other jurisdictions regularly re-examine existing laws and regulations applicable to insurance companies, investment advisors, brokers-dealers and their products. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations or in the interpretation or enforcement thereof, may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

∎

In addition, international regulators as well as domestic financial authorities and regulators in many countries have been reviewing their capital requirements and are implementing, or are considering implementing, changes aimed at strengthening risk management and capitalization of financial institutions. Future regulatory capital, actuarial and accounting changes, including changes with a retroactive impact, could have a material adverse effect on the Company’s consolidated financial condition, results of operations and regulatory capital both on transition and going forward. In addition, such changes could have a material adverse effect on the Company’s position relative to that of other Canadian and international financial institutions with which Manulife competes for business and capital.

∎

In Canada, MFC and its principal operating subsidiary, MLI, are governed by the Insurance Companies Act (Canada) (“ICA”). The ICA is administered, and the activities of the Company are supervised, by the Office of the Superintendent of Financial Institutions (“OSFI”). MLI is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

∎

Some recent examples of regulatory and professional standard developments, in addition to the developments outlined in the “Risk Management – Regulatory Updates” section above, which could impact our net income attributed to shareholders and/or capital position are provided below.

∎

At its annual meeting in November 2019, the International Association of Insurance Supervisors (“IAIS”) adopted its first global frameworks for supervision of internationally active insurance groups (“IAIGs”) and mitigation of systemic risk in the insurance sector. The framework was composed of three elements:

¡

A Common Framework (ComFrame) provides supervisory standards and guidance focusing on the effective group-wide supervision of IAIGs. ComFrame builds on the revised set of Insurance Core Principles (“ICPs”), that are applicable to the supervision of all insurers, and which were adopted after extensive review.

¡

A risk based global Insurance Capital Standard (“ICS”) is being further developed over a five-year monitoring period beginning in 2020. While broadly supportive of the goals of ICS, OSFI stated that they did not support the ICS design for

70        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

the monitoring period, citing that it was ‘not fit for purpose for the Canadian market’. The adoption of the international rules in specific markets or on a group-based basis will depend on the decision of each applicable regulator.

¡

The Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector, which includes reviewing activities of insurers, will be used beginning in January 2020. At the same time, the Financial Standards Board announced it would be suspending designations of any IAIGs as Globally Systemically Important Insurers (G-SIIs) until at least November 2022 when it will re-assess whether designations are necessary.

Though the overall frameworks have been adopted, much of the necessary details remain to be developed. Manulife is an IAIG but is not designated as a G-SII. The impact on capital and other regulatory requirements and Manulife’s competitive position remains unknown and is being monitored.

∎

The National Association of Insurance Commissioners (“NAIC”) has been reviewing reserving and capital methodologies as well as the overall risk management framework. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the U.S. In addition, the NAIC is continuing to explore the development of a group capital calculation tool; the scope of any such tool has not yet been determined.

∎

The Actuarial Standards Board (“ASB”) promulgates certain assumptions referenced in the CIA Standards of Practice for the valuation of insurance contract liabilities. These promulgations are updated periodically and, in the event that new promulgations are published, they will apply to the determination of actuarial liabilities and may lead to an increase in actuarial liabilities and a reduction in net income attributed to shareholders.

∎

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Changes in any such laws and regulations, or in the interpretation or enforcement thereof by regulators, could significantly affect our business, results of operations and financial condition.

∎

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state regulated insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important.

∎

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

∎

While many of the laws and regulations to which we are subject are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation.

∎

All aspects of Manulife’s Global Wealth Management businesses are subject to various laws and regulations around the world. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered funds, and clients of Manulife’s global retirement businesses. For example, in Canada, the Canadian Securities Administrators have established a set of best interest principles which are intended to ensure investment advisors put their client’s interests first when providing financial advice. Agencies that regulate investment advisors, investment funds and retirement plan products and services have broad administrative powers, including the power to limit, restrict or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations and censures and fines both for individuals and Manulife.

∎

From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in MFC’s Annual Information Form dated February 12, 2019 and note 18 of the 2019 Annual Consolidated Financial Statements. Refer to the risk factor “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition” for further discussion on the impact to our operations.

International Financial Reporting Standards will have a material impact on our financial results.

∎

Accounting standards and our policies are essential to understanding our results of operations and financial condition and new standards or modifications to existing standards could have a material adverse impact on our financial results and regulatory capital

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position (the regulatory capital framework in Canada uses IFRS as a base). Additionally, any mismatch between the underlying economics of our business and new accounting standards could have significant unintended negative consequences on our business model; and potentially affect our customers, shareholders and our access to capital markets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

∎

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells, such as certain employer-paid health and dental plans, also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

∎

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders or its other clients. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

∎

Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

∎

The U.S. government enacted the Tax Cuts and Jobs Act effective January 1, 2018 (“U.S. Tax Reform”). The legislation makes broad and complex changes to the U.S. tax code including reducing individual and corporate tax rates and permitting expensing of many capital expenditures, increasing and extending the amortization period on policy acquisition costs, and further limiting the deductibility of policy reserves for U.S. federal income tax purposes. Regulations and further guidance from the Internal Revenue Service and other bodies continue to be developed and released, implementing and/or clarifying the legislation. Any further changes or amendments to the law or its interpretation could result in material change to our tax balances.

∎	In the long run, U.S. Tax Reform, all else being equal, could lead to a reduction in corporate borrowings and lower borrowings could lead to tighter spreads.

Access to capital may be negatively impacted by market conditions.

∎

Disruptions, uncertainty or volatility in the financial markets may limit our access to the capital markets to raise capital required to operate our business. Such market conditions may limit our ability to access the capital necessary to satisfy regulatory capital requirements to grow our business and meet our refinancing requirements. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise under normal conditions, less effectively deploy such capital, issue shorter term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our financial flexibility, profitability, and/or dilute our existing shareholders.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends. Subsidiaries’ remittance of capital depends on subsidiaries’ earnings, regulatory requirements and restrictions, and macroeconomic conditions.

∎

MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries.

∎

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, regulatory requirements and restrictions, and macroeconomic conditions.

∎

MFC’s insurance subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

∎

Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

∎

The Company seeks to maintain capital in its insurance subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may

72        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

decide to maintain additional capital in our operating subsidiaries to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.

∎

The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would restrict MFC’s ability to obtain dividends from its U.S. and Asian businesses.

∎

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI.

∎

Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances.

We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations.

∎

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner and are important factors in a company’s overall funding profile and ability to access external capital. Ratings reflect the views held by each credit agency, which are subject to change based on various factors that may be within or beyond a company’s control.

∎

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could adversely affect our operations and financial condition. A downgrade could, among other things, increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; increase our cost of hedging; unfavourably impact our ability to execute on our hedging strategies; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued, impact our ability to obtain reinsurance at reasonable prices or at all, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales.

Competitive factors may adversely affect our market share and profitability.

∎

The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisors, mutual funds, banks and other financial institutions. The rapid advancement of new technologies, such as blockchain, artificial intelligence and advanced analytics, may enable other non-traditional firms to compete directly in the industry space, or offer services to our traditional competitors to enhance their value propositions. The impact from technological disruption may result in our competitors improving their customer experience, product offerings and business costs. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in lower new business volumes and increased pricing pressures on a number of our products and services that may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our traditional and non-traditional industry rivals, and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels.

∎

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses.

∎

Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict and the results of operations and our financial condition may be significantly impacted by general business and economic trends in the geographies in which we operate. These conditions include market factors, such as public equity, foreign currency, interest rate and other market

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risks, as well as demographic shifts, consumer behaviours (e.g. spending habits and debt levels), governmental policies (e.g. fiscal, monetary, global trade), and other factors. The Company’s business plans, financial condition and results of operations have been in the recent past and may in the future be negatively impacted or affected.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses.

∎

We have engaged in acquisitions and dispositions of businesses in the past and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

∎

Our ability to achieve some or all of the benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition.

∎

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

∎

As outlined above, in section “Critical Actuarial and Accounting Policies – Goodwill and Intangible Assets”, goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the cash generating unit (“CGU”) or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. Going forward, as a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. Any impairment in goodwill would not affect LICAT capital.

∎

If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one CGU’s recoverable amount, or if the outlook for a CGU’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2020 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

∎

Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carry forwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements.

∎

The availability of those deductions is dependent on future taxable income against which the deductions can be made. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is determined that the deferred tax asset will not be realized, then the deferred tax asset is reduced to the extent that it is no longer probable that the tax benefit will be realized.

We may not be able to protect our intellectual property and may be subject to infringement claims.

∎

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular, we have invested considerable resources in promoting the brand names “Manulife” and “John Hancock” and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

∎

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade

74        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests.

∎

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

Entities within the MFC Group are interconnected which may make separation difficult.

∎

MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC or MLI level and then transferred to other entities as equity or debt capital as appropriate. Other linkages include policyholder and other creditor guarantees and other forms of internal support between various entities, loans, capital maintenance agreements, derivatives, shared services and affiliate reinsurance treaties. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:

¡	Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.
¡

Linkages may make it difficult to dispose of or separate a subsidiary or business within the group by way of a spin-off or similar transaction and the disposition or separation of a subsidiary or business may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. Issues raised by such a transaction could include: (i) the Company cannot terminate, without policyholder consent and in certain jurisdictions regulator consent, parental guarantees on in-force policies and therefore would continue to have residual risk under any such non-terminated guarantees; (ii) internal capital mobility and efficiency could be limited; (iii) significant potential tax consequences; (iv) uncertainty about the accounting and regulatory outcomes of such a transaction; (v) obtaining any other required approvals; (vi) there may be a requirement for significant capital injections; and (vii) the transaction may result in increased sensitivity of net income attributed to shareholders and capital of MFC and its remaining subsidiaries to market declines.

b. Market Risk Factors

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of our insurance and annuity products, as well as the fees we earn in our investment management business, are subject to market risk.

Our most significant source of publicly traded equity risk arises from equity-linked products with guarantees, where the guarantees are linked to the performance of the underlying funds.

∎

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with equity-linked investments such as variable annuity and segregated fund products, general fund investments in publicly traded equities and mutual funds backing general fund product liabilities.

∎

Market conditions resulting in reductions in the asset value we manage has an adverse effect on the revenues and profitability of our investment management business, which depends on fees related primarily to the values of assets under management and administration.

∎

Guaranteed benefits of Variable Annuity and Segregated Funds are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in net income attributed to shareholders and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset-based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products.

∎

Where publicly traded equity investments are used to support general fund product liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the investment losses will reduce net income attributed to shareholders.

∎

For products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, which may increase policy liabilities and reduce net income attributed to shareholders. A reduction in the outlook for expected future returns for publicly traded equities, which could result

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from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. Furthermore, to the extent publicly traded equities are held as Available For Sale, other than temporary impairments that arise will reduce income.

∎

Expected long-term annual market growth assumptions for public equities for key markets are based on long-term historical observed experience. See Critical Actuarial and Accounting Policies for the rates used in the stochastic valuation of our segregated fund guarantee business. The calibration of the economic scenario generators that are used to value segregated fund guarantee business complies with current CIA Standards of Practice for the valuation of these products. Implicit margins, determined through stochastic valuation processes, lower net yields used to establish policy liabilities. Assumptions used for public equities backing liabilities are also developed based on historical experience but are constrained by different CIA Standards of Practice and differ slightly from those used in stochastic valuation. Alternative asset return assumptions vary based on asset class but are largely consistent, after application of valuation margins and differences in taxation, with returns assumed for public equities.

We experience interest rate and spread risk within the general fund primarily due to the uncertainty of future returns on investments.

∎

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments. The risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and invested or reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders. A rapid rise in interest rates may also result in losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits, if customers surrender to take advantage of higher interest rates on offer elsewhere. In contrast, in a lower interest rate environment, borrowers may prepay or redeem fixed income securities, mortgages and loans with greater frequency in order to borrow at lower market rates, potentially reducing the returns on our investment portfolio, if there are no make whole conditions. Substantially all our fixed income securities, mortgages and loans portfolio include make whole conditions.

∎

The valuation of policy liabilities reflects assumptions for the yield on future investments and the projected cash flows associated with interest rate hedges. A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments but favourably impact the value of lengthening interest rate hedges. Conversely, a general increase in interest rates, without a change in corporate bond spreads and swap spreads, will increase the assumed yield on future investments, but unfavourably impact the value of lengthening interest rate hedges. The Company’s disclosed estimated impact from interest rate movements reflects a parallel increase and decrease in interest rates of specific amounts. The reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be different from the estimated impact of parallel movements. Furthermore, changes in interest rates could change the reinvestment scenarios used in the calculation of our actuarial liabilities. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. In addition, decreases in corporate bond spreads or increases in swap spreads should generally result in an increase in policy liabilities and a reduction in net income attributed to shareholders, while an increase in corporate bond spreads or a decrease in swap spreads should generally have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass-through investment returns to policyholders.

∎

For segregated fund and variable annuity products that contain investment guarantees in the form of benefit guarantees, a sustained increase in interest rate volatility or a decline in interest rates would increase the costs of hedging the benefit guarantees provided. The impact of changes in interest rates are managed within the Variable Annuity dynamic hedging program.

We experience ALDA performance risk when actual returns are lower than expected returns.

∎	ALDA performance risk arises from general fund investments in commercial real estate, timber properties, farmland properties, infrastructure, oil and gas properties, and private equities.
∎

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. ALDA assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, there will be a negative impact to the net income attributed to shareholders. A reduction in the outlook for expected future returns for ALDA, which could result from a variety of factors such as a fundamental change in future expected economic growth or declining risk premiums due to increased competition for such assets, would increase policy liabilities and reduce net income attributed to shareholders. Further, if returns on certain external asset benchmarks used to determine permissible assumed returns under the CIA Standards of Practice are lower than expected, expected future returns will be adjusted accordingly and the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

∎

The value of oil and gas assets could be adversely affected by declines in energy prices as well as by a number of other factors including production declines, uncertainties associated with estimating oil and natural gas reserves, difficult economic conditions and geopolitical events. Changes in government regulation of the oil and gas industry, including environmental regulation, carbon taxes and changes in the royalty rates resulting from provincial royalty reviews, could also adversely affect the value of our oil and gas investments.

76        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

∎

Difficult economic conditions could result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would adversely impact the value of our real estate investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail. Declining valuation multiples in the public equity market would also likely cause values to decline in our private equity portfolio. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

∎

Our timberland and farmland holdings are exposed to natural risks, such as prolonged drought, wildfires, insects, windstorms, flooding, and climate change. We are generally not insured for these types of risks but seek to mitigate their impact through portfolio diversification and prudent operating practices.

∎	More broadly, a rising interest rate environment could result in the value of some of our ALDA investments declining, particularly those with fixed contractual cash flows such as real estate.
∎

The negative impact of changes in these factors can take time to be fully reflected in the valuations of private investments, including ALDA, especially if the change is large and rapid, as market participants adjust their forecasts and better understand the potential medium to long-term impact of such changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods.

∎

We rely on a diversified portfolio of ALDA assets to generate relatively stable investment returns. Diversification benefits may be reduced at times, especially during a period of economic stress, which would adversely affect portfolio returns.

∎

The Company determines investment return assumptions for ALDA in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, the investment return assumption for these assets should not result in a lower reserve than an assumption based on a historical-return benchmark for public equities in the same jurisdiction. As a result, the impact of changes in the historical returns for public equity benchmarks may result in an update to our investment return assumptions for ALDA.

Our liabilities are valued based on an assumed asset investment strategy over the long term.

∎

We develop an investment strategy for the assets that back our liabilities. The strategy involves making assumptions on the kind of assets in which we will invest and the returns such assets will generate.

∎

We may not be able to implement our investment strategy as intended due to a lack of assets available at the returns we assume. This may result in a change in investment strategy and/or assumed future returns, thus adversely impacting our financial results.

∎	From time to time we may decide to adjust our portfolio asset mix which may result in adverse impacts to our financial results for one or more periods.

We experience foreign exchange risk as a substantial portion of our business is transacted in currencies other than Canadian dollars.

∎

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders’ equity would decline. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect and would increase net income attributed to shareholders and shareholders’ equity.

The Company’s hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks.

∎

Our hedging strategies rely on the execution of derivative transactions in a timely manner. Market conditions can limit availability of hedging instruments, requiring us to post additional collateral, and can further increase the costs of executing derivative transactions. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets increase.

∎

The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies, there may be additional unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities will be offset by losses from our hedging positions. For further information pertaining to counterparty risks, refer to the risk factor “If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate”.

∎

Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

∎

Policy liabilities and regulatory required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the CIA and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term

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volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.
∎

The level of guarantee claims returns or other benefits ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses, fund transfers and contributions. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments. There is a risk that we may be unable to effectively or economically hedge products which provide for guarantee claims, returns or other benefits.

Changes in market interest rates may impact our net income attributed to shareholders and capital ratios.

∎

A prolonged low or negative interest rate environment may result in charges related to lower fixed income reinvestment assumptions and an increase in new business strain until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:

¡	Low interest rates could negatively impact sales;
¡	Lower risk-free rates tend to increase the cost of hedging, and as a result the offering of guarantees could become uneconomic;
¡

The reinvestment of cash flows into low yielding bonds could result in lower future earnings due to lower returns on surplus and general account assets supporting in-force liabilities, and due to guarantees embedded in products including minimum guaranteed rates in participating and adjustable products;

¡	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes;
¡	Lower interest rates could contribute to potential impairments of goodwill;
¡	Lower interest rates could lead to lower mean bond parameters used for the stochastic valuation of segregated fund guarantees, resulting in higher policy liabilities;
¡	Lower interest rates would also reduce expected earnings on in-force policies;
¡	A prolonged low or negative interest environment may also result in the Actuarial Standards Board lowering the promulgated URR and require us to increase our provisions;
¡	Lower interest rates could also trigger a switch to a more adverse prescribed interest stress scenario, increasing LICAT capital. See “LICAT Scenario Switch” above.
¡

The difference between the current investable returns and the returns used in pricing new business are generally capitalized when new business is written. Lower interest rates result in higher new business strain until products are re-priced or interest rates increase; and

¡

Fixed income reinvestment rates other than the URR are based on current market rates. The net income sensitivity to changes in current rates is outlined in the section “Interest Rate and Spread Risk Sensitivities and Exposure Measures” above.

∎

A rapid rise in interest rates may also result in losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits if customers surrender to take advantage of higher interest rates on offer elsewhere.

With the continued production of LIBOR not guaranteed beyond 2021, the transition to alternative reference rates may adversely impact the valuation of our LIBOR-based financial instruments.

∎

The Company uses London Interbank Offered Rate (“LIBOR”) based derivatives for the management of our interest rate risk and is reliant on the continued use of LIBOR as a reference rate in the marketplace. The Chief Executive of the U.K. Financial Conduct Authority (“FCA”) has announced that, after 2021, the FCA would no longer use its power to persuade or compel panel banks to submit rate information used to determine LIBOR. To address the increased risk that LIBOR may not exist beyond 2021, public / private sector working groups have been formed in major currency jurisdictions to identify alternative reference rate benchmarks in currencies for which LIBOR is quoted.

∎

The Federal Reserve Bank of New York has begun publishing a Secured Overnight Financing Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. At this time, we cannot predict how markets will respond to these new rates, and we cannot predict the effect of any changes to or discontinuation of LIBOR on new or existing financial instruments to which we have exposure.

∎

Any changes to or discontinuation of LIBOR or change to an alternative reference rate may adversely affect the valuation of our existing interest-rate linked and derivatives securities we hold, the effectiveness of those derivatives in mitigating our risks, securities we have issued, or other asset or liabilities whose value is tied to LIBOR or to a LIBOR alternative. Furthermore, depending on the nature of the alternative reference rate, we may become exposed to additional risks from other aspects of the business, including product design, pricing and models. Any change to or discontinuation of similar benchmark rates besides LIBOR could have similar effects.

c. Liquidity Risk Factors

Liquidity risk, is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash outflows and collateral demand. We are exposed to liquidity risk in our operating and holding companies. In the operating companies, cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, additional cash and collateral demands could arise primarily from changes to policyholders termination or policy renewal

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rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

Liquidity risk is impacted by various factors, including but not limited to, capital and credit market conditions, re-pricing risk on letters of credit, collateral pledging obligations, and reliance on confidence sensitive deposits.

∎	Adverse market conditions may significantly affect our liquidity risk.

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Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets or increase borrowing costs.

¡	Liquid assets are required to pledge as collateral to support activities such as the use of derivatives for hedging purposes and to cover cash settlement associated with such derivatives.
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The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on AUM, money market securities, and cash flow from our investment portfolio. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities. In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases due to a significant market downturn.

∎

Dodd-Frank has increased the number of derivative transactions that must be cleared through regulated clearinghouses and has therefore increased our liquidity risk (as such cleared derivatives are subject to both initial margin and variation margin requirements, and a more restrictive set of eligible collateral than non-cleared derivatives).

¡

Over time in-force over the counter derivatives will migrate to clearinghouses, or the Company and its counterparties may have the right to cancel the contract after specific dates or in certain situations such as a ratings downgrade, which could accelerate the transition to clearing houses. As such, this may not become a significant risk for Manulife until a large portion of our derivatives have transitioned to clearinghouses (expected in the 2021 to 2023 timeframe)[1] and market conditions adverse to liquidity (material increases in interest rates and/or equity markets) have been experienced.

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In addition, variation margin rules for non-cleared derivatives (including eligible collateral restrictions) have further increased our liquidity risk. Initial margin rules for non-cleared derivatives taking effect in September 2020 are also expected to affect our liquidity risk.

∎	We are exposed to re-pricing risk on letters of credit.

¡

In the normal course of business, third-party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to re-pricing risk and under adverse conditions increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. As at December 31, 2019, letters of credit for which third parties are beneficiary, in the amount of $57 million, were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2019.

∎	Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity.

¡

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2019, total pledged assets were $5,844 million, compared with $5,041 million in 2018.

∎	Our banking subsidiary relies on confidence sensitive deposits and this increases our liquidity risk.

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Manulife Bank is a wholly owned subsidiary of our Canadian life insurance operating company, MLI. The Bank is principally funded by retail deposits. A real or perceived problem with the Bank or its parent companies could result in a loss of confidence in the Bank’s ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. A substantial portion of the Bank’s deposits are demand deposits that can be withdrawn at any time, while the majority of the Bank’s assets are first residential mortgages in the form of home equity lines of credit, which represent long-term funding obligations. If deposit withdrawal speeds exceed our extreme stress test assumptions the Bank may be forced to sell assets at a loss to third parties or call the home equity lines of credit.

[1]	See “Caution regarding forward-looking statements” above.

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The declaration and payment of dividends and the amount thereof is subject to change.

∎

The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the “Preferred Shares”) and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory and contractual restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of Directors of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of Directors of MFC may reduce, defer or eliminate MFC’s common share dividend in the future.

∎

The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the Preferred Shares have a fixed rate of dividend.

∎

See “Government Regulation” and “Dividends” in MFC’s Annual Information Form dated February 12, 2020 for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

d. Credit Risk Factors

Worsening regional and global economic conditions or the rise in interest rates could result in borrower or counterparty defaults or downgrades and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset-backed securities, and consumer loans. These assets are generally carried at fair value, but changes in value that arise from a credit-related impairment are recorded as a charge against income. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Volatility may arise from defaults and downgrade charges on our invested assets and as a result, losses could potentially rise above long-term expected levels. Net impaired fixed income assets were $234 million, representing 0.06% of total general fund invested assets as at December 31, 2019, compared with $179 million, representing 0.05% of total general fund invested assets as at December 31, 2018.

If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate.

∎

The Company uses derivative financial instruments to mitigate exposures to public equity, foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2019, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,047 million (2018 – $2,269 million). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (2018 – nil). As at December 31, 2019, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $20,144 million (2018 – $14,320 million) compared with $67 million after taking into account master netting agreements and the benefit of fair value of collateral held (2018 – $245 million). The exposure to any counterparty would grow if, upon the counterparty’s default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace that derivative with another counterparty, the gain on the derivatives subsequent to the counterparty’s default would not be backed by collateral. The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we had reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves, adversely impacting our net income attributed to shareholders and capital position. In addition, the Company has over time sold certain blocks of business to third-party purchasers using reinsurance. To the extent that the reinsured contracts are not subsequently novated to the purchasers, we remain legally liable to the insureds. Should the purchasers be unable or unwilling to fulfill their contractual obligations under the reinsurance agreement, we would need to increase policy liabilities resulting in a charge to net income attributed to shareholders. To reduce credit risk, the Company may require purchasers to provide collateral for their reinsurance liabilities.

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We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2019, the Company had loaned securities (which are included in invested assets) valued at approximately $558 million, compared with $1,518 million at December 31, 2018.

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The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position.

∎

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline, in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the financial condition of the issuer; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavourable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

∎

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

e. Product Risk Factors

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses, reinsurance costs and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Assumptions for expenses include assumptions related to future maintenance expense levels and volume of the business.

Losses may result should actual experience be materially different than that assumed in the valuation of policy liabilities.

∎

Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make. (See “Critical Actuarial and Accounting Policies” above.)

We may be unable to implement necessary price increases on our in-force businesses or may face delays in implementation.

∎

We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. For some in-force business regulatory approval for price increases may not be required. However, regulators or policyholders may nonetheless seek to challenge our authority to implement such increases. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities could increase accordingly and reduce net income attributed to shareholders.

Evolving legislation related to genetic testing could adversely impact our underwriting abilities.

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Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers’ access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life-threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.

Life and health insurance claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale human-made disasters and acts of terrorism.

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Claims resulting from catastrophic events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or harm our financial condition. Large-scale catastrophic events may also reduce the overall level of economic activity, which could hurt our business and our ability to write new business. It is possible that geographic concentration of insured individuals, could increase the severity of claims we receive from future catastrophic events. The effectiveness of external parties, including governmental and nongovernmental organizations, in combating the severity of such an event is outside of our control and could have a material impact on the losses we experience.

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∎

The cost of health insurance benefits may be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be increased by an unexpected increase in life expectancy. For example, advances in technology could lead to longer lives through better medical treatment or better disease prevention. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience, or a rapid rise in interest rates could increase the attractiveness of alternatives for customers holding products that offer contractual surrender benefits that are not market value adjusted, which could also contribute to adverse policyholder behaviour experience. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, anti-selective lapse behaviour, underwriting process failures, anti-selective policyholder behaviour due to greater consumer accessibility to home-based medical screening, or other factors.

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

∎

As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review and optimize their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, the reinsurer’s ability to raise rates is restricted by a number of terms in our reinsurance contracts, which we seek to enforce. We believe our reinsurance provisions are appropriate at December 31, 2019; however, there can be no assurance regarding the impact of future rate increase actions taken by our reinsurers. Accordingly, future rate increase actions by our reinsurers could result in accounting charges, an increase in the cost of reinsurance, and the assumption of more risk on business already reinsured.

∎

In addition, an increase in the cost of reinsurance could also adversely affect our ability to write future business or result in the assumption of more risk with respect to policies we issue. Premium rates charged on new policies we write are based, in part, on the assumption that reinsurance will be available at a certain cost. Certain reinsurers may attempt to increase the rates they charge us for new policies we write, and for competitive reasons, we may not be able to raise the premium rates we charge for newly written policies to offset the increase in reinsurance rates. If the cost of reinsurance were to increase, if reinsurance were to become unavailable, and if alternatives to reinsurance were not available, our ability to write new policies at competitive premium rates could be adversely affected.

f. Operational Risk Factors

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy breaches, human resource management failures, processing errors, modelling errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to our reputation. Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and insurance risk.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners, could erode our corporate image and damage our franchise value and/or create losses.

∎

Manulife’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife’s reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners include, among others, third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.

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If any of these representatives or business partners fail to adequately perform their responsibilities, or monitor its own risk, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation, our business, and our results of operations. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in MFC’s Annual Information Form dated February 12, 2020 and note 18 of the Consolidated Financial Statements.

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.

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We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, brand, support services and compensation and product features. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

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If we are unable to complete key projects on time, on budget, and capture planned benefits, our business strategies and plans, and operations may be impaired.

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We must successfully deliver a number of key projects in order to implement our business strategies and plans. If we are unable to complete these projects in accordance with planned schedules, and to capture projected benefits, there could be a material adverse effect on our business and financial condition.

Key business processes may fail, causing material loss events and impacting our customers and reputation

∎

A large number of complex transactions are performed by the organization, and there is risk that errors may have significant impact on our customers or result in a loss to the organization. Controls are in place that seek to ensure processing accuracy for our most significant business processes, and escalation and reporting processes have been established for when errors do occur.

The interconnectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated.

∎

Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for the Company’s Global Wealth and Asset Management segment or its Treasury function, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group. Further, failure to consider these inter-relationships in our modeling and financial and strategic decision-making processes could have a negative impact on our operations.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition.

∎

We have devoted significant resources to develop our risk management policies, procedures and strategies and expect to continue to do so in the future. Nonetheless, there is a risk that our policies, procedures and strategies may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. Future behaviour may be very different from past behaviour, especially if there are some fundamental changes that affect future behaviour. As an example, the increased occurrence of negative interest rates can make it difficult to model future interest rates as interest rate models have been generally developed for an environment of positive interest rates. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation and/or reporting of information regarding markets, clients, client transactions, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated or reported.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

∎

We are subject to income and other taxes in the jurisdictions in which we do business. In determining our provisions for income taxes and our accounting for tax related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.

∎

A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of North America, primarily in key Asian markets. Some of these key geographical markets are developing and are rapidly growing countries and markets that present unique risks that we do not face, or are negligible, in our operations in Canada or the U.S. Our operations outside of North America face the risk of discriminatory regulation, political and economic instability, market volatility and significant inflation, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Failure to manage these risks could have a significant negative impact on our operations and profitability.

∎

Any plans to expand our global operations in markets where we operate and potentially in new markets may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

We are regularly involved in litigation.

∎

We are regularly involved in litigation, either as a plaintiff or defendant. These cases could result in an unfavourable resolution and could have a material adverse effect on our results of operations and financial condition. For further discussion of legal proceedings refer to note 18 of the 2019 Annual Consolidated Financial Statements.

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We are exposed to investors trying to profit from short positions in our stock.

∎

Short sellers seek to profit from a decline in the price of our common shares. Through their actions and public statements, they may encourage the decline in price from which they profit and may encourage others to take short positions in our shares. The existence of such short positions and the related publicity may lead to continued volatility in our common share price.

System failures or events that impact our facilities may disrupt business operations.

∎

Technology is used in virtually all aspects of our business and operations; in addition, part of our strategy involves the expansion of technology to directly serve our customers. An interruption in the service of our technology resulting from system failure, cyber-attack, human error, natural disaster, human-made disaster, pandemic, or other unpredictable events beyond reasonable control could prevent us from effectively operating our business.

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While our facilities and operations are distributed across the globe, we can experience extreme weather, natural disasters, civil unrest, human-made disasters, power outages, pandemic, and other events which can prevent access to, and operations within, the facilities for our employees, partners, and other parties that support our business operations.

∎

We take measures to plan, structure and protect against routine events that may impact our operations, and maintain plans to recover from unpredictable events. An interruption to our operations may subject us to regulatory sanctions and legal claims, lead to a loss of customers, assets and revenues, result in unauthorized disclosures of personal or confidential information, or otherwise adversely affect us from a financial, operational and reputational perspective.

An information security or privacy breach of our operations or of a related third party could adversely impact our business, results of operations, financial condition, and reputation.

∎

It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all disruptions or privacy and security breaches, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, and other external parties, including parties sponsored by hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers, and other users of the Company’s systems or third-party service providers to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients. We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service and other security incidents, that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of personal, confidential, proprietary and other information of the Company, our employees, our customers or of third parties, or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. These attacks could adversely impact us from a financial, operational and reputational perspective.

∎

The Company has an Information Risk Management Program, which includes information and cyber security defenses, to protect our networks and systems from attacks; however, there can be no assurance that these counter measures will be successful in every instance in protecting our networks against advanced attacks. In addition to protection, detection and response mechanisms, the Company maintains cyber risk insurance, but this insurance may not cover all costs associated with the financial, operational and reputational consequences of personal, confidential or proprietary information being compromised.

Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations.

∎

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. We must attract and retain top talent to maintain our competitive advantage. Failure to attract and retain the best people could adversely impact our business.

Model risk may arise from the inappropriate use or interpretation of models or their output, or the use of deficient models, data or assumptions.

∎

We are relying on some highly complex models for pricing, valuation and risk measurement, and for input to decision making. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, could have a material adverse effect on our business.

∎

We are continuing to enhance our valuation models and processes across the organization. We do not expect this initiative to result in significant reserve adjustments. However, as we systematically review our models, there could be updates to our assumptions and methodologies that result in reserve changes.

Fraud risks may arise from incidents related to identity theft and account takeovers.

Policies and procedures are in place to prevent and detect fraud incidents; however, our existing control environment may not be able to mitigate all possible incidents, which could adversely impact our business, results of operations, financial condition, and reputation. Policies and procedures are being reviewed to enhance our capabilities to better protect against more sophisticated fraud threats, but we may nevertheless not be able to mitigate all possible incidents.

Contracted third parties may fail to deliver against contracted activities.

We rely on third parties to perform a variety of activities on our behalf, and failure of our most significant third parties to meet their contracted obligations may impact our ability to meet our strategic objectives or may directly impact our customers. Vendor

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governance processes are in place that seek to ensure that appropriate due diligence is conducted at time of vendor contracting, and ongoing vendor monitoring activities are in place that seek to ensure that the contracted services are being fulfilled to satisfaction, but we may nevertheless not be able to mitigate all possible failures.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations.

Environmental risk may originate from investment properties that are subject to natural or human-made environmental risk. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife and we might enter into the chain of liability due to foreclosure ownership when in default.

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. The environmental risk may result from on-site or off-site (adjacent) due to migration of regulated pollutants or contaminates with financial or reputational environmental risk and liability consequences by virtue of strict liability. Environmental risk could also arise from natural disasters (e.g., climate change, weather, fire, earthquake, floods, pests) or human activities (use of chemicals, pesticides) conducted within the site or when impacted from adjacent sites.

Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property or affecting other property.

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include: business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; impact to fixed income asset values for portfolio investments in fossil-fuel related industries; or increased mortality or morbidity resulting from environmental damage or climate change.

g. Additional Risk Factors That May Affect Future Results

Other factors that may affect future results include changes in government trade policy, monetary policy or fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         85

12. Controls and Procedures

a. Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2019, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2019.

MFC’s Audit Committee has reviewed this MD&A and the 2019 Consolidated Financial Statements and MFC’s Board of Directors approved these reports prior to their release.

b. Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the Consolidated Financial Statements of the Company for the year ended December 31, 2019. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

c. Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

86        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

13. Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains, constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, core EBITDA, new business value (“NBV”), new business value margin (“NBV margin”), assets under management, and assets under management and administration (“AUMA”)); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; consolidated capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Effective January 1, 2018, the Company’s reporting segments have been reorganized as outlined under the “Manulife Financial Corporation” section at the beginning of the MD&A. In addition, we made the following adjustments to our reporting:

∎	The definition of the Global Wealth and Asset Management business now includes the Guaranteed Interest Account portion of the Canadian Pension defined contribution business;
∎	The NBV calculation has been refined for our Canadian segregated fund guarantee business; and
∎	The calculation of net flows and AUMA now includes the sale of non-proprietary products in Canada.

Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly Financial Information” below for reconciliation of core earnings to net income attributed to shareholders.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.

Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

¡

This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         87

¡

The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

¡	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2019 was $527 million (2012 to the end of 2018 was $493 million).
¡

The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

¡

While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

¡

Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in new segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.

Items excluded from core earnings:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.

¡

The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

¡	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
¡	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
¡

Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

¡	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
¡	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.

Changes in actuarial methods and assumptions. As noted in the “Critical Actuarial and Accounting Policies” section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. Changes related to URR are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

88        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Amounts stated on a constant exchange rate basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2019. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, core EBITDA, new business value, new business value margin, assets under management, and assets under management and administration.

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration, which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration

As at December 31, ($ millions)	2019	2018
Total invested assets	$378,527	$353,664
Segregated funds net assets	343,108	313,209
Assets under management per financial statements	721,635	666,873
Mutual funds	217,015	188,729
Institutional advisory accounts (excluding segregated funds)	95,410	95,813
Other funds	9,401	7,658
Total assets under management	1,043,461	959,073
Other assets under administration	145,397	124,449
Currency impact	–	(36,054)
AUMA at constant exchange rates	$1,188,858	$1,047,468

Consolidated capital

The definition we use for consolidated capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.

Consolidated capital

As at December 31, ($ millions)	2019	2018
Total equity	$50,106	$47,151
Add AOCI loss on cash flow hedges	143	127
Add qualifying capital instruments	7,120	8,732
Consolidated capital	$57,369	$56,010

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         89

Global Wealth and Asset Management

For the years ended December 31, ($ millions)	2019	2018
Core EBITDA	$1,536	$1,497
Amortization of deferred acquisition costs and other depreciation	(311)	(301)
Amortization of deferred sales commissions	(81)	(98)
Core earnings before income taxes	1,144	1,098
Core income tax (expense) recovery	(123)	(113)
Core earnings	$1,021	$985

Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The MCCSR framework was replaced by the LICAT framework on January 1, 2018 and LICAT was used to calculate EV as at December 31, 2018. It has been used to calculate quarterly NBV starting January 1, 2018. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

APE sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When gross flows exceed redemptions, net flows will be positive and will be referred to as net inflows. Conversely, when redemptions exceed gross flows, net flows will be negative and will be referred to as net outflows.

90        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

14. Additional Disclosures

a. Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2019, the Company’s contractual obligations and commitments are as follows:

Payments due by period ($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-term debt(1)	$6,196	$663	$277	$277	$4,979
Liabilities for capital instruments(1)	8,778	234	470	912	7,162
Investment commitments	8,681	2,914	3,025	1,960	782
Lease Liabilities	374	107	142	49	76
Insurance contract liabilities(2)	797,040	9,682	12,084	16,587	758,687
Investment contract liabilities(1)	5,095	289	484	476	3,846
Deposits from Bank clients	21,488	16,872	2,632	1,984	–
Other	611	204	254	147	6
Total contractual obligations	$848,263	$30,965	$19,368	$22,392	$775,538

(1)

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2020 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2019 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary significantly from the amounts and timing included in the table.

(2)

Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates (see “Policy Liabilities”). Cash flows include embedded derivatives measured separately at fair value.

b. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 18 of the 2019 Annual Consolidated Financial Statements.

c. Fourth Quarter Financial Highlights

Profitability

As at and for the quarters ended December 31, ($ millions, unless otherwise stated)	2019	2018	2017
Profitability:
Net income attributed to shareholders	$1,228	$593	$(1,606)
Core earnings(1),(2)	$1,477	$1,337	$1,205
Diluted earnings per common share ($)	$0.61	$0.28	$(0.83)
Diluted core earnings per common share ($)(1)	$0.73	$0.65	$0.59
Return on common shareholders’ equity (“ROE”)	10.3%	5.3%	(17.1)%
Core ROE(1)	12.5%	12.5%	12.1%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” above.
(2)	Impact of currency movement on the fourth quarter of 2019 (“4Q19”) core earnings compared with 4Q18 was a $4 million favourable variance.

Manulife’s 4Q19 net income attributed to shareholders was $1,228 million compared with $593 million in 4Q18. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,477 million in 4Q19 compared with $1,337 million in 4Q18, and items excluded from core earnings, which netted to charges of $249 million in 4Q19 compared with charges of $744 million in 4Q18 for a period-over-period decrease in charges of $495 million. Net income attributed to shareholders in 4Q19 was higher than in 4Q18 due to $0.3 billion higher investment-related experience and a lower charge of $0.3 billion related to the direct impact of markets.

The $140 million increase in core earnings compared with 4Q18 was primarily driven by in-force and new business growth in the U.S., Hong Kong and Asia Other, growth in Global Wealth and Asset Management and the non-recurrence of market losses on seed money investments in our surplus portfolio, partially offset by unfavourable policyholder experience in Canada and the U.S., lower new business volumes in Japan and the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses. Core earnings in 4Q19 included net policyholder experience losses of $22 million post-tax ($38 million pre-tax) compared with gains of $11 million post-tax ($13 million pre-tax) in 4Q18.1 Reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $17 million lower core earnings in 4Q19 compared with 4Q18.

[1]

Policyholder experience includes gains of $20 million from customers who have opted to change their existing medical coverage to the VHIS products in Hong Kong. These gains did not have a material impact on core earnings as they were offset by new business strain.

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Core earnings by segment is presented in the table below for the periods presented.

For the quarters ended December 31, ($ millions)	2019	2018
Core earnings(1),(2)
Asia	$494	$463
Canada	288	305
U.S.	489	454
Global Wealth and Asset Management	265	231
Corporate and Other (excluding core investment gains)	(159)	(216)
Core investment gains(1)	100	100
Core earnings	$1,477	$1,337

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” above.
(2)

2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

In Asia, core earnings were $494 million in 4Q19 compared with $463 million in 4Q18, an increase of 5%, after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by higher new business volumes and in-force business growth in Hong Kong and Asia Other, partially offset by lower new business volumes in Japan. Sales of the recently-launched VHIS products in Hong Kong did not have a material current period impact on core earnings as experience gains from customers who have opted to change their existing medical coverage to the new VHIS product were offset by new business strain.

In Canada, core earnings were $288 million in 4Q19 compared with $305 million in 4Q18. The $17 million decrease was primarily driven by unfavourable policyholder experience in our retail insurance businesses.

In the U.S., core earnings were $489 million in 4Q19 compared with $454 million in 4Q18. The 8% increase was driven by higher sales volumes, tax benefits from the closure of prior tax years, and gains from a variable annuity transfer program were partially offset by actions taken over the last 12 months to improve the capital efficiency of our legacy businesses and unfavourable 4Q19 policyholder experience in life and long-term care insurance compared with gains in 4Q18.

Global Wealth and Asset Management core earnings were $265 million in 4Q19 compared with $231 million in 4Q18. The increase of 15% was primarily driven by higher average asset levels.

Corporate and Other core loss excluding core investment gains was $159 million in 4Q19 compared with $216 million in 4Q18. The $57 million decrease in core loss was primarily driven by the favourable impact of markets on seed money investments in new segregated and mutual funds compared to losses in 4Q18, partly offset by lower gains on AFS equities, higher withholding taxes on future U.S. remittances and the non-recurrence of a net release of P&C provisions in 4Q18.

The table below reconciles net income attributed to shareholders to core earnings for the periods presented and provides further details for each of the items excluded from core earnings.

For the quarters ended December 31, ($ millions)	2019	2018
Core earnings(1)	$1,477	$1,337
Items excluded from core earnings
Investment-related experience outside of core earnings	182	(130)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)	(389)	(675)
Direct impact of equity markets and variable annuity guarantee liabilities(2)	125	(723)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(3)	(583)	112
Sale of AFS bonds and derivative positions in the Corporate and Other segment	69	(64)
Reinsurance transactions	(34)	142
Restructuring charge(4)	–	(63)
Tax-related items and other(5)	(8)	(18)
Total items excluded from core earnings	(249)	(744)
Net income (loss) attributed to shareholders	$1,228	$593

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” above.
(2)

In 4Q19, gains of $125 million were driven by the equity markets performing better than that assumed in the valuation of our policy liabilities. In 4Q18, losses of $2,362 million from gross equity exposure were partially offset by gains of $1,614 million from dynamic hedging experience and $25 million from macro hedge experience, which resulted in a loss of $723 million.

(3)

The $583 million charge in 4Q19 primarily relates to lower corporate spreads and a decrease in the fair value of interest rate derivatives which more than offset the decrease in liabilities arising from a steepening of the yield curve in the U.S. and Canada. The $112 million gain in 4Q18 for fixed income reinvestment assumptions was driven by the increases in corporate spreads which resulted in an increase in the reinvestment yields on future fixed income purchases assumed in the measurement of policy liabilities partially offset by a decrease in risk-free rates and increases in swap spreads that resulted in a decrease in the fair value of our swaps.

(4)	The 4Q18 charge of $63 million is an update to the estimated $200 million charge that was reported in the second quarter of 2018.
(5)	Tax-related items and other charges in 4Q19 related to legacy transaction fees. The charge in 4Q18 related to integration costs associated with a prior acquisition.

92        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

Growth

As at and for the quarters ended December 31, ($ millions, unless otherwise stated)	2019	2018	2017
Asia APE sales	$975	$1,040	$884
Canada APE sales	271	277	222
U.S. APE sales	249	152	153
Total APE sales(1)	1,495	1,469	1,259
Asia new business value	390	402	319
Canada new business value	59	51	48
U.S. new business value	77	48	16
Total new business value(1)	526	501	383
Wealth and asset management gross flows ($ billions)(1)	32.9	26.3	32.2
Wealth and asset management net flows ($ billions)(1)	4.9	(9.0)	3.6
Wealth and asset management assets under management and administration ($ billions)(1)	681.2	608.8	609.0

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” above.

Sales

APE sales were $1.5 billion in 4Q19, an increase of 1% compared with 4Q18. In Asia, APE sales decreased 8% as growth in Hong Kong and Asia Other was more than offset by the impact of tax changes to COLI product sales in Japan. In Canada, APE sales decreased 2% as higher Manulife Par and small-case group insurance sales were more than offset by variability in the large-case group insurance market. In the U.S., APE sales increased 64% driven by growth in domestic and international universal life sales. Higher domestic universal life sales included the benefit of sales in advance of anticipated regulatory changes.

New Business Value was $526 million in 4Q19, an increase of 4% compared with 4Q18. In Asia, NBV decreased 4% to $390 million, reflecting a decline in Japan sales, partially offset by higher sales in Hong Kong and volume growth and a more favourable business mix in Asia Other. In Canada, NBV increased 16% to $59 million, driven by higher individual insurance sales and a more favourable business mix in group insurance. In the U.S., NBV increased 61% to $77 million, primarily as a result of higher sales.

Wealth and Asset Management net inflows were $4.9 billion in 4Q19 compared with net outflows of $9.0 billion in 4Q18. Net inflows in Asia were $0.2 billion in 4Q19 compared with $1.1 billion in 4Q18. The decrease was driven by higher redemptions and lower gross flows in institutional asset management, partially offset by higher net inflows in retail. Net inflows in Canada were $1.0 billion in 4Q19 compared with net outflows of $0.7 billion in 4Q18. The increase was driven by continued sales momentum across the product line-up and lower redemptions in retail, as well as the funding of several large fixed income mandates in institutional asset management. Net inflows in the U.S. were $3.7 billion in 4Q19 compared with net outflows of $9.4 billion in 4Q18 and represented the fourth consecutive quarter of growth. The growth compared with 4Q18 was driven by lower redemptions in retail amid improved equity market returns and higher gross flows from all business lines.

Wealth and Asset Management gross flows were $32.9 billion in 4Q19 compared with $26.3 billion in 4Q18. Gross flows in Asia were $5.9 billion in 4Q19 compared with $5.3 billion in 4Q18. The increase was driven by retail partially offset by lower gross flows in institutional asset management. Gross flows in Canada were $6.5 billion in 4Q19 compared with $4.9 billion in 4Q18. The increase was driven by continued sales momentum across the product line-up in retail and the funding of several large fixed income mandates in institutional asset management. Gross flows in the U.S. were $20.5 billion in 4Q19 compared with $16.1 billion in 4Q18. The increase was from all business lines.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         93

d. Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Dec 31, 2019	Sept 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sept 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenue
Premium income
Life and health insurance	$8,373	$8,309	$7,696	$8,077	$7,724	$7,700	$7,628	$7,300
Annuities and pensions	865	1,026	995	237	(5,892)	(2,599)	1,126	1,025
Net premium income	9,238	9,335	8,691	8,314	1,832	5,101	8,754	8,325
Investment income	4,004	3,932	3,710	3,747	3,278	3,481	3,566	3,235
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(1)	(4,503)	6,592	7,185	8,926	1,113	(3,210)	(1,615)	(5,316)
Other revenue	2,433	2,770	2,634	2,562	2,291	2,671	2,964	2,502
Total revenue	$11,172	$22,629	$22,220	$23,549	$8,514	$8,043	$13,669	$8,746
Income (loss) before income taxes	$1,225	$715	$1,756	$2,524	$359	$1,911	$1,535	$1,714
Income tax (expense) recovery	(89)	(100)	(240)	(289)	(43)	(6)	(246)	(337)
Net income (loss)	$1,136	$615	$1,516	$2,235	$316	$1,905	$1,289	$1,377
Net income (loss) attributed to shareholders	$1,228	$723	$1,475	$2,176	$593	$1,573	$1,262	$1,372
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,477	$1,527	$1,452	$1,548	$1,337	$1,539	$1,431	$1,303
Other items to reconcile net income attributed to shareholders to core earnings:
Investment-related experience outside of core earnings	182	(289)	146	327	(130)	312	18	–
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(389)	(494)	(144)	249	(675)	(277)	45	50
Change in actuarial methods and assumptions	–	(21)	–	–	–	(51)	–	–
Reinsurance transactions	(34)	–	63	52	142	(65)	12	86
Restructuring charge	–	–	–	–	(63)	–	(200)	–
Tax-related items and other	(8)	–	(42)	–	(18)	115	(44)	(67)
Net income (loss) attributed to shareholders	$1,228	$723	$1,475	$2,176	$593	$1,573	$1,262	$1,372
Basic earnings (loss) per common share	$0.61	$0.35	$0.73	$1.09	$0.28	$0.77	$0.61	$0.67
Diluted earnings (loss) per common share	$0.61	$0.35	$0.73	$1.08	$0.28	$0.77	$0.61	$0.67
Segregated funds deposits	$9,417	$9,160	$9,398	$10,586	$9,212	$9,424	$9,872	$9,728
Total assets (in billions)	$809	$812	$790	$780	$750	$748	$752	$740
Weighted average common shares (in millions)	1,948	1,961	1,965	1,965	1,980	1,984	1,984	1,983
Diluted weighted average common shares (in millions)	1,953	1,965	1,969	1,969	1,983	1,989	1,989	1,989
Dividends per common share	$0.250	$0.250	$0.250	$0.250	$0.250	$0.220	$0.220	$0.220
CDN$ to US$1 – Statement of Financial Position	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168	1.2894
CDN$ to US$1 – Statement of Income	1.3200	1.3204	1.3377	1.3295	1.3204	1.3069	1.2912	1.2647

(1)

For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” above.

94        Manulife  Financial Corporation  |  2019 Annual Report  |  Management’s Discussion and  Analysis

e. Selected Annual Financial Information

As at and for the years ended December 31, ($ millions, except per share amounts)	2019	2018	2017
Revenue
Asia	$28,673	$19,710	$20,690
Canada	19,609	13,598	11,187
U.S.	24,594	586	21,318
Global Wealth and Asset Management	5,595	5,463	5,200
Corporate and Other	1,099	(385)	(72)

Total revenue	$79,570	$38,972	$58,323

Total assets	$809,130	$750,271	$729,533
Long-term financial liabilities
Long-term debt	$4,543	$4,769	$4,785
Capital instruments	7,120	8,732	8,387
Total financial liabilities	$11,663	$13,501	$13,172

Dividend per common share	$1.00	$0.91	$0.82
Cash dividend per Class A Share, Series 2	1.1625	1.1625	1.1625
Cash dividend per Class A Share, Series 3	1.125	1.125	1.125
Cash dividend per Class 1 Share, Series 3	0.5445	0.5445	0.5445
Cash dividend per Class 1 Share, Series 4	0.7713	0.6536	0.4918
Cash dividend per Class 1 Share, Series 5	0.9728	0.9728	0.9728
Cash dividend per Class 1 Share, Series 7	1.078	1.078	1.096
Cash dividend per Class 1 Share, Series 9	1.0878	1.0878	1.0969
Cash dividend per Class 1 Share, Series 11	1.1828	1.1371	1.00
Cash dividend per Class 1 Share, Series 13	1.1035	0.9884	0.95
Cash dividend per Class 1 Share, Series 15	0.9608	0.975	0.975
Cash dividend per Class 1 Share, Series 17	0.975	0.975	0.975
Cash dividend per Class 1 Share, Series 19	0.95	0.95	0.95
Cash dividend per Class 1 Share, Series 21	1.40	1.40	1.40
Cash dividend per Class 1 Share, Series 23	1.2125	1.2125	1.298
Cash dividend per Class 1 Share, Series 25(1)	1.1750	0.9706	–

(1)	On February 20, 2018, MFC issued 10 million of Non-cumulative Rate Reset Class 1 Shares Series 25.

f. Differences between IFRS and Hong Kong Financial Reporting Standards

Manulife’s Consolidated Financial Statements are presented in accordance with IFRS. IFRS differs in certain respects from Hong Kong Financial Reporting Standards (“HKFRS”). Until IFRS 17 “Insurance Contracts” is issued and becomes effective, IFRS 4 “Insurance Contracts” permits the use of the insurance standard in effect at the time an issuer adopts IFRS. IFRS insurance contract liabilities are valued in Canada under standards established by the Canadian Actuarial Standards Board. In certain interest rate environments, insurance contract liabilities determined in accordance with HKFRS may be higher than those computed in accordance with current IFRS.

g. IFRS and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Insurance Authority to meet minimum solvency requirements. As at December 31, 2019, the Company’s business that falls within the scope of these requirements has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and IFRS.

h. Outstanding Common Shares

As at January 31, 2020, MFC had 1,944,896,776 common shares outstanding.

i. Additional Information Available

Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at www.manulife.com and on SEDAR at www.sedar.com.

Management’s Discussion and Analysis  |   Manulife Financial Corporation  |  2019 Annual Report         95

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Roy Gori President and Chief Executive Officer	Philip Witherington Chief Financial Officer

Toronto, Canada

February 12, 2020

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities and reinsurance recoverables of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2019 and 2018 and their change in the Consolidated Statements of Income for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Steven Finch

Appointed Actuary

Toronto, Canada

February 12, 2020

96        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Manulife Financial Corporation (the “Company”), which comprise the Consolidated Statements of Financial Position as at December 31, 2019 and 2018, and the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Valuation of Insurance Contract Liabilities
Key Audit Matter

The Company recorded insurance contract liabilities of $351.2 billion at December 31, 2019 on its consolidated statement of financial position. Insurance contract liabilities are reported gross of reinsurance ceded and represent management’s estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on insurance policies in-force. Insurance contract liabilities are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries. The valuation of insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Cash flows related to insurance contract liabilities have two major components: a best estimate assumption and a provision for adverse deviation. Best estimate assumptions are made with respect to mortality, morbidity, investment returns, policy termination rates, premium persistency, expenses, and taxes. A provision for adverse deviation is recorded to reflect the inherent uncertainty related to the timing and amount of the best estimate assumptions. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 6 ‘Insurance Contract Liabilities and Reinsurance Assets’ of the consolidated financial statements.

Auditing the valuation of insurance contract liabilities was complex and required the application of significant auditor judgement due to the complexity of the cash flow models, the selection and use of best estimate assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.

To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company’s policies, Canadian Institute of Actuaries guidance and industry practice. We performed audit procedures over a sample of assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including testing a sample of experience studies supporting specific assumptions, challenging the nature and timing of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also performed independent recalculation procedures on a sample of insurance policies to evaluate management’s recorded reserves. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        97

Valuation of Invested Assets with Significant Non-Market Observable Inputs
Key Audit Matter

The Company recorded invested assets of $17.0 billion at December 31, 2019 on its consolidated statement of financial position which are both (a) measured at fair value and (b) subject to a valuation estimate that includes significant non-market observable inputs. These assets are valued based on internal models or third-party pricing sources that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include interest rates, yield curves, credit ratings and related spreads, expected future cash flows and transaction prices of comparable assets. These invested assets are classified as level 3 within the Company’s hierarchy of fair value measurements. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 3 ‘Invested Assets and Investment Income’ of the consolidated financial statements.

Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodology and non-observable inputs used. The valuation of these assets is sensitive to the significant non-market observable inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the investment valuation process. The controls we tested related to, among other areas, management’s determination and approval of assumptions and methodologies used in model-based valuations and management’s review of valuations provided by third-party pricing sources.

To test the valuation of these invested assets, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by the Company. These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks, including comparable transactions and independent pricing sources where available. We also performed independent investment valuations on a sample of investments to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises:

∎	Management’s Discussion and Analysis; and
∎	The information, other than the consolidated financial statements and our auditor’s report thereon, in the 2019 Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The 2019 Annual Report is expected to be made available to us after the date of the auditor’s report. If based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

98        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∎

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∎	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∎

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∎

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

∎

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report of independent registered public accounting firm unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this report of independent registered public accounting firm is Sean Musselman.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 12, 2020

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        99

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of Financial Position of Manulife Financial Corporation (the “Company”) as of December 31, 2019 and 2018, the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 12, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Insurance Contract Liabilities
Description of the Matter

The Company recorded insurance contract liabilities of $351.2 billion at December 31, 2019 on its consolidated statement of financial position. Insurance contract liabilities are reported gross of reinsurance ceded and represent management’s estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on insurance policies in-force. Insurance contract liabilities are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries. The valuation of insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Cash flows related to insurance contract liabilities have two major components: a best estimate assumption and a provision for adverse deviation. Best estimate assumptions are made with respect to mortality, morbidity, investment returns, policy termination rates, premium persistency, expenses, and taxes. A provision for adverse deviation is recorded to reflect the inherent uncertainty related to the timing and amount of the best estimate assumptions. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 6 ‘Insurance Contract Liabilities and Reinsurance Assets’ of the consolidated financial statements.

Auditing the valuation of insurance contract liabilities was complex and required the application of significant auditor judgement due to the complexity of the cash flow models, the selection and use of best estimate assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

100        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.

To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company’s policies, Canadian Institute of Actuaries guidance and industry practice. We performed audit procedures over a sample of assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including testing a sample of experience studies supporting specific assumptions, challenging the nature and timing of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also performed independent recalculation procedures on a sample of insurance policies to evaluate management’s recorded reserves. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Valuation of Invested Assets with Significant Non-Market Observable Inputs
Description of the Matter

The Company recorded invested assets of $17.0 billion at December 31, 2019 on its consolidated statement of financial position which are both (a) measured at fair value and (b) subject to a valuation estimate that includes significant non-market observable inputs. These assets are valued based on internal models or third-party pricing sources that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include interest rates, yield curves, credit ratings and related spreads, expected future cash flows and transaction prices of comparable assets. These invested assets are classified as level 3 within the Company’s hierarchy of fair value measurements. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 3 ‘Invested Assets and Investment Income’ of the consolidated financial statements.

Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodology and non-observable inputs used. The valuation of these assets is sensitive to the significant non-market observable inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the investment valuation process. The controls we tested related to, among other areas, management’s determination and approval of assumptions and methodologies used in model-based valuations and management’s review of valuations provided by third-party pricing sources.

To test the valuation of these invested assets, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by the Company. These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks, including comparable transactions and independent pricing sources where available. We also performed independent investment valuations on a sample of investments to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Chartered Professional Accountants

Licensed Public Accountants

We have served as Manulife Financial Corporation’s auditors since 1905.

Toronto, Canada

February 12, 2020

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        101

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on Internal Control over Financial Reporting

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Manulife Financial Corporation (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Consolidated Statements of Financial Position of the Company as of December 31, 2019 and 2018, and the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes and our report dated February 12, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 12, 2020

102        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

Consolidated Statements of Financial Position

As at December 31, (Canadian $ in millions)	2019	2018
Assets
Cash and short-term securities	$20,300	$16,215
Debt securities	198,122	185,594
Public equities	22,851	19,179
Mortgages	49,376	48,363
Private placements	37,979	35,754
Policy loans	6,471	6,446
Loans to bank clients	1,740	1,793
Real estate	12,928	12,777
Other invested assets	28,760	27,543
Total invested assets (note 3)	378,527	353,664
Other assets
Accrued investment income	2,416	2,427
Outstanding premiums	1,385	1,369
Derivatives (note 4)	19,449	13,703
Reinsurance assets (notes 6 and 7)	41,446	43,053
Deferred tax assets (note 16)	4,574	4,318
Goodwill and intangible assets (note 5)	9,975	10,097
Miscellaneous	8,250	8,431
Total other assets	87,495	83,398
Segregated funds net assets (note 22)	343,108	313,209
Total assets	$809,130	$750,271
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 6)	$351,161	$328,654
Investment contract liabilities (note 7)	3,104	3,265
Deposits from bank clients	21,488	19,684
Derivatives (note 4)	10,284	7,803
Deferred tax liabilities (note 16)	1,972	1,814
Other liabilities	16,244	15,190
	404,253	376,410
Long-term debt (note 9)	4,543	4,769
Capital instruments (note 10)	7,120	8,732
Segregated funds net liabilities (note 22)	343,108	313,209
Total liabilities	759,024	703,120
Equity
Preferred shares (note 11)	3,822	3,822
Common shares (note 11)	23,127	22,961
Contributed surplus	254	265
Shareholders’ retained earnings	15,488	12,704
Shareholders’ accumulated other comprehensive income (loss):
Pension and other post-employment plans	(350)	(426)
Available-for-sale securities	1,511	(265)
Cash flow hedges	(143)	(127)
Real estate revaluation surplus	31	20
Translation of foreign operations	5,398	7,010
Total shareholders’ equity	49,138	45,964
Participating policyholders’ equity	(243)	94
Non-controlling interests	1,211	1,093
Total equity	50,106	47,151
Total liabilities and equity	$809,130	$750,271

The accompanying notes are an integral part of these Consolidated Financial Statements.

Roy Gori President and Chief Executive Officer	John Cassaday Chairman of the Board of Directors

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        103

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2019	2018
Revenue
Premium income
Gross premiums	$41,059	$39,150
Premiums ceded to reinsurers	(5,481)	(15,138)
Net premiums	35,578	24,012
Investment income (note 3)
Investment income	15,393	13,560
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	18,200	(9,028)
Net investment income	33,593	4,532
Other revenue (note 13)	10,399	10,428
Total revenue	79,570	38,972
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 6)	28,660	27,878
Increase (decrease) in insurance contract liabilities (note 6)	33,727	2,907
Increase (decrease) in investment contract liabilities (note 7)	170	35
Benefits and expenses ceded to reinsurers	(5,373)	(5,153)
(Increase) decrease in reinsurance assets (note 6)	(1,269)	(9,733)
Net benefits and claims	55,915	15,934
General expenses	7,686	7,957
Investment expenses (note 3)	1,748	1,708
Commissions	6,293	6,173
Interest expense	1,319	1,275
Net premium taxes	389	406
Total contract benefits and expenses	73,350	33,453
Income before income taxes	6,220	5,519
Income tax expense (note 16)	(718)	(632)
Net income	$5,502	$4,887
Net income (loss) attributed to:
Non-controlling interests	$233	$214
Participating policyholders	(333)	(127)
Shareholders	5,602	4,800
	$5,502	$4,887
Net income attributed to shareholders	5,602	4,800
Preferred share dividends	(172)	(168)
Common shareholders’ net income	$5,430	$4,632
Earnings per share
Basic earnings per common share (note 11)	$2.77	$2.34
Diluted earnings per common share (note 11)	2.77	2.33
Dividends per common share	1.00	0.91

The accompanying notes are an integral part of these Consolidated Financial Statements.

104        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2019	2018
Net income	$5,502	$4,887
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,933)	3,078
Net investment hedges	320	(428)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the year	2,212	(458)
Reclassification of net realized (gains) losses and impairments to net income	(433)	13
Cash flow hedges:
Unrealized gains (losses) arising during the year	(28)	(34)
Reclassification of realized losses to net income	12	16
Share of other comprehensive income (losses) of associates	1	(1)
Total items that may be subsequently reclassified to net income	151	2,186
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	76	(62)
Real estate revaluation reserve	11	(1)
Total items that will not be reclassified to net income	87	(63)
Other comprehensive income (loss), net of tax	238	2,123
Total comprehensive income (loss), net of tax	$5,740	$7,010
Total comprehensive income (loss) attributed to:
Non-controlling interests	$237	$212
Participating policyholders	(334)	(127)
Shareholders	5,837	6,925
Income Taxes included in Other Comprehensive Income
For the years ended December 31, (Canadian $ in millions)	2019	2018
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$1
Unrealized foreign exchange gains/losses on net investment hedges	39	(62)
Unrealized gains/losses on available-for-sale financial securities	558	(151)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(140)	26
Unrealized gains/losses on cash flow hedges	(20)	31
Reclassification of realized gains/losses to net income on cash flow hedges	4	4
Change in pension and other post-employment plans	18	4
Real estate revaluation reserve	–	1
Total income tax expense (recovery)	$458	$(146)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        105

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2019	2018
Preferred shares
Balance, beginning of year	$3,822	$3,577
Issued (note 11)	–	250
Issuance costs, net of tax	–	(5)
Balance, end of year	3,822	3,822
Common shares
Balance, beginning of year	22,961	22,989
Repurchased (note 11)	(677)	(269)
Issued on exercise of stock options and deferred share units	104	59
Issued under dividend reinvestment and share purchase plans	739	182
Balance, end of year	23,127	22,961
Contributed surplus
Balance, beginning of year	265	277
Exercise of stock options and deferred share units	(20)	(10)
Stock option expense	11	10
Impact of deferred tax asset rate change	(2)	–
Acquisition of non-controlling interest	–	(12)
Balance, end of year	254	265
Shareholders’ retained earnings
Balance, beginning of year	12,704	10,083
Opening adjustment at adoption of IFRS 16 (note 2)	(19)	–
Net income attributed to shareholders	5,602	4,800
Common shares repurchased (note 11)	(662)	(209)
Preferred share dividends	(172)	(168)
Common share dividends	(1,965)	(1,802)
Balance, end of year	15,488	12,704
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of year	6,212	4,087
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,612)	2,650
Change in actuarial gains (losses) on pension and other post-employment plans	76	(62)
Change in unrealized gains (losses) on available-for-sale financial securities	1,775	(443)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(16)	(18)
Change in real estate revaluation reserve	11	(1)
Share of other comprehensive income (losses) of associates	1	(1)
Balance, end of year	6,447	6,212
Total shareholders’ equity, end of year	49,138	45,964
Participating policyholders’ equity
Balance, beginning of year	94	221
Opening adjustment at adoption of IFRS 16 (note 2)	(3)	–
Net income (loss) attributed to participating policyholders	(333)	(127)
Other comprehensive income attributed to policyholders	(1)	–
Balance, end of year	(243)	94
Non-controlling interests
Balance, beginning of year	1,093	929
Net income attributed to non-controlling interests	233	214
Other comprehensive income (loss) attributed to non-controlling interests	4	(2)
Contributions (distributions/disposal), net	(119)	(48)
Balance, end of year	1,211	1,093
Total equity, end of year	$50,106	$47,151

The accompanying notes are an integral part of these Consolidated Financial Statements.

106        Manulife  Financial Corporation  |  2019 Annual Report  |  Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2019	2018
Operating activities
Net income	$5,502	$4,887
Adjustments:
Increase in insurance contract liabilities	33,727	2,907
Increase in investment contract liabilities	170	35
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 6)	(557)	893
Amortization of (premium) discount on invested assets	117	212
Other amortization	626	747
Net realized and unrealized (gains) losses and impairment on assets	(20,265)	8,727
Deferred income tax expense (recovery)	(454)	930
Stock option expense	11	10
Cash provided by operating activities before undernoted items	18,877	19,348
Changes in policy related and operating receivables and payables	1,665	(160)
Cash provided by (used in) operating activities	20,542	19,188
Investing activities
Purchases and mortgage advances	(80,610)	(101,172)
Disposals and repayments	65,333	82,111
Change in investment broker net receivables and payables	1,159	(128)
Net cash flows from acquisition and disposal of subsidiaries and businesses	288	187
Cash provided by (used in) investing activities	(13,830)	(19,002)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	266	(189)
Redemption of long-term debt (note 9)	–	(400)
Issue of capital instruments, net (note 10)	–	597
Redemption of capital instruments (note 10)	(1,500)	(450)
Secured borrowing from securitization transactions	107	250
Changes in deposits from Bank clients, net	1,819	1,490
Lease payments (note 2)	(117)	–
Shareholders’ dividends paid in cash	(1,398)	(1,788)
Contributions from (distributions to) non-controlling interests, net	(22)	(60)
Common shares repurchased (note 11)	(1,339)	(478)
Common shares issued, net (note 11)	104	59
Preferred shares issued, net (note 11)	–	245
Cash provided by (used in) financing activities	(2,080)	(724)
Cash and short-term securities
Increase (decrease) during the year	4,632	(538)
Effect of foreign exchange rate changes on cash and short-term securities	(466)	822
Balance, beginning of year	15,382	15,098
Balance, December 31	19,548	15,382
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	16,215	15,965
Net payments in transit, included in other liabilities	(833)	(867)
Net cash and short-term securities, January 1	15,382	15,098
End of year
Gross cash and short-term securities	20,300	16,215
Net payments in transit, included in other liabilities	(752)	(833)
Net cash and short-term securities, December 31	$19,548	$15,382
Supplemental disclosures on cash flow information
Interest received	$11,549	$10,952
Interest paid	1,299	1,212
Income taxes paid (refund)	104	461

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        107

Notes to Consolidated Financial Statements

Page Number	Note

109	Note 1	Nature of Operations and Significant Accounting Policies

116	Note 2	Accounting and Reporting Changes

119	Note 3	Invested Assets and Investment Income

127	Note 4	Derivative and Hedging Instruments

133	Note 5	Goodwill and Intangible Assets

135	Note 6	Insurance Contract Liabilities and Reinsurance Assets

144	Note 7	Investment Contract Liabilities

145	Note 8	Risk Management

151	Note 9	Long-Term Debt

152	Note 10	Capital Instruments

153	Note 11	Share Capital and Earnings Per Share

154	Note 12	Capital Management

155	Note 13	Revenue from Service Contracts

156	Note 14	Stock-Based Compensation

158	Note 15	Employee Future Benefits

162	Note 16	Income Taxes

164	Note 17	Interests in Structured Entities

166	Note 18	Commitments and Contingencies

168	Note 19	Segmented Information

170	Note 20	Related Parties

170	Note 21	Subsidiaries

172	Note 22	Segregated Funds

174	Note 23	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

178	Note 24	Comparatives

108        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Consolidated Financial Statements should be read in conjunction with “Risk Management” in the 2019 Management’s Discussion and Analysis (“MD&A”) dealing with IFRS 7 “Financial Instruments: Disclosures” as the discussion on market risk and liquidity risk includes certain disclosures that are considered an integral part of these Consolidated Financial Statements.

These Consolidated Financial Statements as at and for the year ended December 31, 2019 were authorized for issue by MFC’s Board of Directors on February 12, 2020.

(b) Basis of preparation

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions and fair valuation of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

(c) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date, that is, an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominately external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company can access at the measurement date reflecting market transactions.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as real estate investment property, other invested assets, timber investments held within segregated funds, certain long-duration bonds and other securities that have little or no price transparency. Certain derivative financial instruments are also included in Level 3.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        109

(d) Basis of consolidation

MFC consolidates the financial statements of all entities, including certain structured entities that it controls. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity, is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect its share of variable returns. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision-making power, the Company considers the extent of its rights relative to the management of an entity, the level of voting rights held in an entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over an entity’s financial and operating policies and to the extent of other parties’ ownership in an entity, if any, the possibility for de facto control being present. When assessing returns, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from an entity’s activities in addition to the proportionate significance of such returns. The Company also considers the degree to which its interests are aligned with those of other parties investing in an entity and the degree to which it may act in its own interest.

The financial statements of subsidiaries are included in MFC’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception of the Company’s involvement with the entity and is reconsidered at a later date if the Company acquires or loses power over key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes.

The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and income and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of MFC’s subsidiaries and are presented within total equity, separate from the equity of MFC’s shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries are included in total net income and total OCI, respectively. An exception to this occurs where the subsidiary’s shares are required to be redeemed for cash on a fixed or determinable date, in which case other parties’ interests in the subsidiary’s capital are presented as liabilities of the Company and other parties in the subsidiary’s income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence or joint control (“associates” or “joint ventures”), whereby the Company records its share of the associate’s or joint venture’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management and other relationships with the entity, if any, provide the Company with significant influence or joint control over the entity. Gains and losses on the sale of associates or joint ventures are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on commercial transactions with associates or joint ventures are eliminated to the extent of the Company’s interest in the associate or joint venture. Investments in associates or joint ventures are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

(e) Invested assets

Invested assets that are considered financial instruments are classified as fair value through profit or loss (“FVTPL”), loans and receivables, or as available-for-sale (“AFS”) financial assets. The Company determines the classification of its financial assets at initial recognition. Invested assets are recognized initially at fair value plus, in the case of investments not at FVTPL, directly attributable transaction costs. Invested assets are classified as financial instruments at FVTPL if they are held for trading, if they are designated by management under the fair value option, or if they are designated by management when they include one or more embedded derivatives. Invested assets classified as AFS are non-derivative financial assets that do not fall into any of the other categories described above.

Valuation methods for the Company’s invested assets are described above. All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. Disclosure of financial instruments carried at fair value with the three levels of the fair value hierarchy and the disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are presented in note 3. Fair value valuations are performed by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise of cash, current operating accounts, overnight bank and term deposits, and fixed income securities held for meeting short-term cash commitments. Short-term securities are carried at fair value. Short-term securities are comprised of investments due to mature within one year of the date of purchase. Commercial paper and discount notes are classified as Level 2 because these securities are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

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Debt securities are carried at fair value. Debt securities are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, prepayment rates and volatility of these inputs. These debt securities are classified as Level 2 but can be Level 3 if significant inputs are market unobservable. Realized gains and losses on sale of debt securities and unrealized gains and losses on debt securities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS debt securities are recorded in OCI, except for unrealized gains and losses on foreign currency translation which are included in income. Impairment losses on AFS debt securities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred, based on management’s judgment, when it is deemed probable that the Company will not be able to collect all amounts due according to the debt security’s contractual terms.

Equities are comprised of common and preferred equities and are carried at fair value. Equities are generally classified as Level 1, as fair values are normally based on quoted market prices. Realized gains and losses on sale of equities and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS equities are recorded in OCI. Impairment losses on AFS equities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when fair value has declined below cost by a significant amount or for a prolonged period of time. Judgment is applied in determining whether the decline is significant or prolonged.

Mortgages are carried at amortized cost and are classified as Level 3 for fair value purposes due to the lack of market observability of certain significant valuation inputs. Realized gains and losses are recorded in investment income immediately. Impairment losses are recorded on mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest and are measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the mortgage. Expected future cash flows of impaired mortgages are typically determined with reference to the fair value of collateral security underlying the mortgage, net of expected costs of realization and including any applicable insurance recoveries. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

The Company accounts for insured and uninsured mortgage securitizations as secured financing transactions since the criteria for sale accounting are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amounts owed at maturity. Interest income from these mortgages and interest expense on the borrowings are recorded using the effective interest rate method.

Private placements, which include corporate loans for which there is no active market, are carried at amortized cost and are generally classified as Level 2 for fair value disclosure purposes or as Level 3 if significant inputs are market unobservable. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rate inherent in the loan. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

Policy loans are carried at an amount equal to their unpaid balances and are classified as Level 2 for fair value disclosure purposes. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Loans to Manulife Bank of Canada (“Manulife Bank” or “Bank”) clients are carried at amortized cost and are classified as Level 2 for fair value disclosure purposes. A loan to a Bank client is considered impaired when there is objective evidence of impairment because of one or more loss events that have occurred after initial recognition, with a negative impact on the estimated future cash flows of the loan.

Once established, allowances for impairment of mortgages, private placements and loans to Bank clients are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized in income to the extent that increases in fair value can be attributed to events after the impairment loss being recorded. Impairment losses for AFS equity instruments are not reversed through income. On disposition of an impaired asset, any allowance for impairment is released.

In addition to impairments and provisions for loan losses (recoveries) reported in investment income, the measurement of insurance contract liabilities, via investment return assumptions, includes expected future credit losses on fixed income investments. Refer to note 6(d).

Interest income is recognized on debt securities, mortgages, private placements, policy loans and loans to Bank clients as it accrues and is calculated using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as mortgages and private placements.

The Company records purchases and sales of invested assets on a trade date basis, except for loans originated by the Company, which are recognized on a settlement date basis.

Real estate consists of both own use and investment property. Own use property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Where own use property is included in assets backing insurance contract liabilities, the fair value of the property is used in the valuation of insurance contract liabilities. Own use property is classified as Level 3 for fair value disclosure purposes.

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An investment property is a property held to earn rental income, for capital appreciation, or both. Investment properties are measured at fair value, with changes in fair value recognized in income. Fair value is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques include discounted cash flows, the direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment properties are classified as Level 3 for fair value disclosure purposes.

When a property changes from own use to investment property, any gain or loss arising on the remeasurement of the property to fair value at the date of transfer is recognized in OCI, to the extent that it is not reversing a previous impairment loss. Reversals of impairment losses are recognized in income.

Other invested assets include private equity and property investments held in infrastructure and timber, as well as in agriculture and oil and gas sectors. Private equity investments are accounted for as associates or joint ventures using the equity method (as described in note 1(d) above) or are classified as FVTPL or AFS and carried at fair value. Investments in oil and gas exploration and evaluation activities are measured on the cost basis using the “successful efforts” method. Timber and agriculture properties are measured at fair value with changes in fair value recognized in income, except for buildings, equipment and bearer plants which are measured at amortized cost. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 3. Other invested assets that are measured or disclosed at fair value are classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

(f) Goodwill and intangible assets

Goodwill represents the difference between the fair value of purchase consideration of an acquired business and the Company’s proportionate share of the net identifiable assets acquired. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to CGUs or groups of CGUs for impairment testing based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount with the carrying value of a CGU or group of CGUs. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are subject to being reduced by the excess on a pro-rata basis.

The recoverable amount of a CGU is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU. In assessing value-in-use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In some cases, the most recent detailed calculation made in a prior period of the recoverable amount of a CGU is used in the testing of impairment of goodwill in the current period. This is the case only if there are no significant changes to the CGU, the likelihood of impairment is remote based on the analysis of current events and circumstances, and the most recently calculated recoverable amount substantially exceeds the current carrying amount of the CGU.

Intangible assets with indefinite useful lives include the John Hancock brand name, certain investment management contracts and agricultural water rights. The indefinite useful life assessment for brand is based on the brand name being protected in markets where branded products are sold by trademarks, which are renewable indefinitely, and for certain investment management contracts due to the ability to renew these contracts indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if an indication that it is not recoverable arises.

Intangible assets with finite useful lives include acquired distribution networks, customer relationships, capitalized software, certain investment management contracts and other contractual rights. Distribution networks, customer relationships, and other finite life intangible assets are amortized over their estimated useful lives, six to 68 years, either based on straight-line or in relation to other asset consumption metrics. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years. Finite life intangible assets are assessed for indicators of impairment at each reporting period. If any indication of impairment exists, these assets are subject to an impairment test.

(g) Miscellaneous assets

Miscellaneous assets include assets held in a rabbi trust with respect to unfunded defined benefit obligations, defined benefit assets, if any (refer to note 1(o)), deferred acquisition costs and capital assets. Deferred acquisition costs are carried at cost less accumulated amortization. These costs are recognized over the period where redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

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(h) Segregated funds

The Company manages segregated funds on behalf of policyholders. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds.

Segregated funds net assets are measured at fair value and include investments in mutual funds, debt securities, equities, cash, short-term investments and other investments. With respect to the consolidation requirement of IFRS, in assessing the Company’s degree of control over the underlying investments, the Company considers the scope of its decision-making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to variability of returns. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1(e). Segregated funds liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated funds assets belong to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investments are held within segregated funds. Accordingly, investment income earned by segregated funds and expenses incurred by segregated funds are offset and are not separately presented in the Consolidated Statements of Income. Fee income earned by the Company for managing the segregated funds is included in other revenue.

Liabilities related to guarantees associated with certain segregated funds, as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities. The Company holds assets supporting these guarantees in the general fund, which are included in invested assets according to their investment type.

(i) Insurance and investment contract liabilities

Most contracts issued by the Company are considered insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in the Consolidated Financial Statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are either classified as investment contracts or considered service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IFRS 15 “Revenue from Contracts with Customers”, respectively.

Once a contract has been classified as an insurance contract it remains an insurance contract even if the insurance risk reduces significantly. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using the Canadian Asset Liability Method (“CALM”) as permitted by IFRS 4 “Insurance Contracts”. Refer to note 6.

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost or at fair value by election. The election reduces accounting mismatches between assets supporting these contracts and the related policy liabilities. Investment contract liabilities are derecognized when the contract expires, is discharged or is cancelled.

Derivatives embedded within insurance contracts are separately accounted for as derivatives if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at fair value with changes in fair value recognized in income.

(j) Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under a reinsurance agreement.

Reinsurance assets represent the benefit derived from reinsurance agreements in-force at the reporting date, considering the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

Gains or losses on reinsurance transactions are recognized in income immediately on the transaction date and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position. Refer to note 6(a).

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(k) Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(l) Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable for the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records liabilities for uncertain tax positions if it is probable that the Company will make a payment on tax positions due to examinations by tax authorities. These provisions are measured at the Company’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for current income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax balances to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

(m) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries, joint ventures and associates are measured by each entity using the currency of the primary economic environment in which the entity operates (the “functional currency”). If their functional currency is other than Canadian dollar, these entities are foreign operations of the Company.

Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the quarter reported. Exchange gains and losses are recognized in income except for translation of net investments in foreign operations and the results of hedging these positions, and for non-monetary items designated as AFS. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation or non-monetary item is disposed of or control or significant influence over it is lost.

The Consolidated Financial Statements are presented in Canadian dollars. The financial statements of the Company’s foreign operations are translated from their functional currencies to Canadian dollars; assets and liabilities are translated at the exchange rate at the reporting date, and revenue and expenses are translated using the average exchange rates for the period. These foreign exchange gains and losses are included in OCI.

(n) Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 14. Compensation expense of equity instruments is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates, unless forfeitures are due to market-based conditions.

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Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares at the end of each quarter. The change in the value of the awards resulting from changes in the market value of MFC’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation cost is recognized over the applicable vesting period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options, restricted share units, and performance share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized at the grant date or over the period from the grant date to the date of retirement eligibility, respectively.

The Company’s contributions to the Global Share Ownership Plan (“GSOP”) (refer to note 14(d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market.

(o) Employee future benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered (non-qualified) pension plans for executives, retiree and disability welfare plans that are typically not funded.

The Company’s obligation in respect of defined benefit pension and other post-employment benefits is calculated for each plan as the estimated present value of future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, as at the reporting date, of high-quality corporate debt securities that have approximately the same term as the obligations and that are denominated in the same currency in which the benefits are expected to be paid.

To determine the Company’s net defined benefit asset or liability, the fair value of plan assets is deducted from the defined benefit obligations. When this calculation results in a surplus, the asset that can be recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities.

Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, the impact of the asset limit, if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recorded in income in the period in which they occur.

The cost of defined benefit pension plans is recognized over the employee’s years of service to retirement while the cost of retiree welfare plans is recognized over the employee’s years of service to their date of full eligibility. The net benefit cost for the year is recorded in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs or credits resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

The cost of defined contribution plans is the contribution provided by the Company and is recorded in income in the periods during which services are rendered by employees.

(p) Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Derivatives embedded in other financial instruments are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 3(c).

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge. Hedge accounting is only applied when the Company expects that the hedging relationship will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. The assessment of hedge effectiveness is performed at the end of each reporting period both prospectively and retrospectively. When it is determined that a hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases,

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if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recorded according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in fair value of the hedging instruments are recorded in investment income, offsetting changes in fair value of the hedged items, which would otherwise not be carried at fair value. Hedge ineffectiveness is recognized in investment income and arises from differences between changes in the fair values of hedging instruments and hedged items. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses in accumulated other comprehensive income (“AOCI”) are recognized in income during the same periods as the variability in the hedged cash flows or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to investment income, except for total return swaps that hedge restricted share units, which are reclassified to general expenses.

Gains and losses on cash flow hedges in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction is expected to occur, the amounts in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment in foreign operations hedging relationship, gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income.

(q) Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported gross of reinsurance ceded (refer to note 6).

(r) Revenue from service contracts

The Company recognizes revenue from service contracts in accordance with IFRS 15. The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer. Revenue is recorded as performance obligations are satisfied over time because the customers simultaneously receive and consume the benefits of the services rendered, measured using an output method. Revenue for variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Refer to note 13.

Note 2    Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

(i) IFRS 16 “Leases”

Effective January 1, 2019, the Company adopted IFRS 16 “Leases” which was issued in January 2016 and replaces IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard brings most leases on-balance sheet under a single model and eliminates the previous classifications of operating and finance leases. Exemptions to this treatment are for lease contracts with low value assets or leases with duration of less than one year. Lessor accounting largely remains unchanged with previous classifications of operating and finance leases continuing.

The Company adopted IFRS 16 using the modified retrospective method with no restatement of comparative information. Right-of-use assets of $381 and lease liabilities of $410 were recognized within miscellaneous assets and other liabilities in the Consolidated Statements of Financial Position, respectively. The net post-tax impact of these adjustments was $22, of which $19 was recognized in shareholders’ retained earnings and $3 was recognized in participating policyholders’ equity. The assets and liabilities arise primarily from real estate lease contracts.

The Company applied the practical expedient of not reviewing lease classification under IFRS 16 for contracts not previously classified as leases. In addition, the Company has elected to expense lease payments on a straight-line basis for all leases with lease term of 12 months or less or the underlying asset has a low value.

(ii) IFRS Interpretation Committee (“IFRIC”) Interpretation 23 “Uncertainty over Income Tax Treatments”

Effective January 1, 2019, the Company adopted IFRIC 23 “Uncertainty over Income Tax Treatments” which was issued in June 2017. IFRIC 23 was applied retrospectively. IFRIC 23 provides guidance on applying the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments including whether uncertain tax treatments should be considered together or separately based on which approach better predicts resolution of the uncertainty. Adoption of IFRIC 23 did not have a significant impact on the Company’s Consolidated Financial Statements.

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(iii) Amendments to IAS 28 “Investments in Associates and Joint Ventures”

Effective January 1, 2019, the Company adopted the amendments to IAS 28 “Investments in Associates and Joint Ventures” which were issued in October 2017. The amendments were applied retrospectively. The amendments clarify that an entity applies IFRS 9 “Financial Instruments” to financial interests in an associate or joint venture, aside from investments in equity, to which the equity method is not applied. IAS 39 will be applied to these interests until IFRS 9 is adopted. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(iv) Annual Improvements 2015–2017 Cycle

Effective January 1, 2019, the Company adopted amendments issued within the Annual Improvements 2015 – 2017 Cycle which was issued in December 2017. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, with the amendments to be applied prospectively. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(v) Amendments to IAS 19 “Employee Benefits”

Effective January 1, 2019, the Company adopted amendments to IAS 19 “Employee Benefits” which were issued in February 2018. The amendments were applied prospectively. The amendments address the accounting for a plan amendment, curtailment or settlement that occurs within a reporting period. Updated actuarial assumptions must be used to determine current service cost and net interest for the remainder of the reporting period after such an event. The amendments also address how the accounting for asset ceilings are affected by such an event. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(b) Future accounting and reporting changes

(i) IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In June 2019, the exposure draft published for IFRS 17 proposed to extend the deferral date of IFRS 9 by one year to January 1, 2022.

The standard is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”.

The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, for a financial liability designated as at fair value through profit or loss, revisions have been made in the accounting for changes in fair value attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project.

The Company elected to defer IFRS 9 until January 1, 2021 as allowed under IFRS 4 “Insurance Contracts”. The Company is assessing the impact of this standard.

(ii) IFRS 17 “Insurance Contracts”

IFRS 17 was issued in May 2017 and is effective for years beginning on January 1, 2021, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. The standard will replace IFRS 4 “Insurance Contracts” and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Financial Statements.

Exposure Draft Amendments to IFRS 17 was published in June 2019, which proposed a number of targeted amendments for public consultation. The proposed amendments include a deferral of the effective date of IFRS 17 by one year, to January 1, 2022. The proposed amendments are subject to IASB’s re-deliberation process which is expected to conclude in mid-2020. The Company will continue to monitor IASB’s future developments related to IFRS 17.

IFRS 17 requires entities to measure insurance contract liabilities on the balance sheet as the total of (a) the fulfillment cash flows – the current estimates of amounts that the Company expects to collect from premiums and pay out for claims, benefits and expenses, including an adjustment for the timing and risk for those amounts; and (b) the contractual service margin – the future profit for providing insurance coverage.

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The principles underlying IFRS 17 differ from the CALM as permitted by IFRS 4. While there are many differences, the following outlines two of the key differences:

∎

Under IFRS 17, the discount rate used to estimate the present value of insurance liabilities is based on the characteristics of the liability, whereas under CALM, the Company uses the rates of returns for current and projected assets supporting policy liabilities to value the liabilities. The difference in the discount rate approach also impacts the timing of investment-related experience earnings emergence. Under CALM, investment-related experience includes investment experience and the impact of investing activities. The impact of investing activities is directly related to the CALM methodology. Under IFRS 17, the impact of investing activities will emerge over the life of the new asset.

∎

Under IFRS 17, new business gains are recorded on the Consolidated Statements of Financial Position and amortized into income as services are provided. Under CALM, new business gains (and losses) are recognized in income immediately.

The Company is assessing the implications of this standard including proposed amendments and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. In addition, in certain jurisdictions, including Canada, it could have a material effect on tax and regulatory capital positions and other financial metrics that are dependent upon IFRS accounting values.

(iii) Amendments to IFRS 3 “Business Combinations”

Amendments to IFRS 3 “Business Combinations” were issued in October 2018 and are effective for business combinations occurring on or after January 1, 2020, with earlier application permitted. The amendments revise the definition of a business and permit a simplified assessment of whether an acquired set of activities and assets qualifies as a business. Application of the amendments are expected to result in fewer acquisitions qualifying as business combinations. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(iv) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” were issued in October 2018. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively. The amendments update the definition of material. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(v) Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7

Amendments to IFRS 9, IAS 39 and IFRS 7 were issued in September 2019 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments provide temporary relief for hedge accounting to continue during the period of uncertainty before replacement of an existing interest rate benchmark with an alternative risk-free rate. The amendments apply to all hedge accounting relationships that are affected by the interest rate benchmark reform. The IASB is expected to issue further guidance addressing various accounting issues that will arise when the existing interest rate benchmark has been replaced. The Company is assessing the implications of these amendments.

118        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Note 3    Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at December 31, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value(4)	Total fair value(5)
Cash and short-term securities(6)	$1,859	$13,084	$5,357	$20,300	$20,300
Debt securities(7)
Canadian government and agency	18,582	4,779	–	23,361	23,361
U.S. government and agency	11,031	17,221	–	28,252	28,252
Other government and agency	17,383	4,360	–	21,743	21,743
Corporate	116,044	5,285	–	121,329	121,329
Mortgage/asset-backed securities	3,267	170	–	3,437	3,437
Public equities	20,060	2,791	–	22,851	22,851
Mortgages	–	–	49,376	49,376	51,450
Private placements	–	–	37,979	37,979	41,743
Policy loans	–	–	6,471	6,471	6,471
Loans to Bank clients	–	–	1,740	1,740	1,742
Real estate
Own use property(8)	–	–	1,926	1,926	3,275
Investment property	–	–	11,002	11,002	11,002
Other invested assets
Alternative long-duration assets(9),(10)	15,252	99	9,492	24,843	25,622
Various other (11)	149	–	3,768	3,917	3,918
Total invested assets	$203,627	$47,789	$127,111	$378,527	$386,496

As at December 31, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value(4)	Total fair value(5)
Cash and short-term securities(6)	$1,080	$10,163	$4,972	$16,215	$16,215
Debt securities(7)
Canadian government and agency	16,445	7,342	–	23,787	23,787
U.S. government and agency	11,934	13,990	–	25,924	25,924
Other government and agency	16,159	4,101	–	20,260	20,260
Corporate	107,425	5,245	–	112,670	112,670
Mortgage/asset-backed securities	2,774	179	–	2,953	2,953
Public equities	16,721	2,458	–	19,179	19,179
Mortgages	–	–	48,363	48,363	48,628
Private placements	–	–	35,754	35,754	36,103
Policy loans	–	–	6,446	6,446	6,446
Loans to Bank clients	–	–	1,793	1,793	1,797
Real estate
Own use property(8)	–	–	2,016	2,016	3,179
Investment property	–	–	10,761	10,761	10,761
Other invested assets
Alternative long-duration assets(9),(10)	14,720	101	8,617	23,438	24,211
Various other (11)	151	–	3,954	4,105	4,104
Total invested assets	$187,409	$43,579	$122,676	$353,664	$356,217

(1)

FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the AFS classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)

Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)

Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases. Refer to note 1(e) for further details regarding accounting policy.

(4)

Fixed income invested assets above include debt securities, mortgages, private placements and approximately $179 (2018 – $116) other invested assets, which primarily have contractual cash flows that qualify as SPPI. Fixed income invested assets which do not have SPPI qualifying cash flows as at December 31, 2019 include debt securities, private placements and other invested assets with fair values of $98, $257 and $373, respectively (2018 – $105, $230 and $465). The change in the fair value of these invested assets during the year was $71 (2018 – $21).

(5)	The methodologies used in determining fair values of invested assets are described in note 1(c) and note 3(g).
(6)

Includes short-term securities with maturities of less than one year at acquisition amounting to $3,806 (2018 – $2,530), cash equivalents with maturities of less than 90 days at acquisition amounting to $11,136 (2018 – $8,713) and cash of $5,358 (2018 – $4,972).

(7)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $537 and $69, respectively (2018 – $870 and $40, respectively).
(8)	Includes accumulated depreciation of $414 (2018 – $391).
(9)

Alternative long-duration assets (“ALDA”) include investments in private equity of $6,396, infrastructure of $8,854, oil and gas of $3,245, timber and agriculture of $4,669 and various other invested assets of $1,679 (2018 – $6,769, $7,970, $3,416, $4,493 and $790, respectively). During the year, a group of investments in hydro-electric power of $418 was sold. This group of investments was previously classified as held for sale.

(10)

In 2019, the Company sold $1,112 of North American Private Equity investments to Manulife Private Equity Partners, L.P, a closed-end pooled fund of funds. The Company provides management services to the fund. In 2018, the Company sold the following invested assets to related parties: $1,422 of infrastructure ALDA was sold to the John Hancock Infrastructure Master Fund L.P. in the USA, an associate of the Company which is a structured entity based on partnership voting rights, the Company provides management services to the fund and owns less than 1% of the ownership interest; $510 of U.S. commercial real estate was sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights, the Company provides

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        119

management services to the trust and owns approximately 8.5% of its units; and $1,314 of U.S. commercial real estate was sold to three joint ventures which are structured entities based on voting rights.
(11)	Includes $3,371 (2018 – $3,575) of leveraged leases. Refer to note 1(e) regarding accounting policy.

(b) Equity method accounted invested assets

Other invested assets include investments in associates and joint ventures which are accounted for using the equity method of accounting as presented in the following table.

	2019		2018
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$3,371	43	$3,575	51
Timber and agriculture	668	9	599	9
Real estate	1,031	13	725	11
Other	2,716	35	1,959	29
Total	$7,786	100	$6,858	100

The Company’s share of profit and dividends from these investments for the year ended December 31, 2019 were $369 and $5, respectively (2018 – $369 and $13).

120        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(c) Investment income

For the year ended December 31, 2019	FVTPL	AFS	Other(1)	Total
Cash and short-term securities
Interest income	$32	$281	$–	$313
Gains (losses)(2)	11	(29)	–	(18)
Debt securities
Interest income	5,557	783	–	6,340
Gains (losses)(2)	11,525	472	–	11,997
Recovery (impairment loss), net	(9)	1	–	(8)
Public equities
Dividend income	551	69	–	620
Gains (losses)(2)	3,079	109	–	3,188
Impairment loss, net	–	(24)	–	(24)
Mortgages
Interest income	–	–	1,951	1,951
Gains (losses)(2)	–	–	26	26
Recovery (provision), net	–	–	31	31
Private placements
Interest income	–	–	1,782	1,782
Gains (losses)(2)	–	–	(62)	(62)
Impairment loss, net	–	–	(35)	(35)
Policy loans	–	–	391	391
Loans to Bank clients
Interest income	–	–	87	87
Provision, net	–	–	(1)	(1)
Real estate
Rental income, net of depreciation(3)	–	–	505	505
Gains (losses)(2)	–	–	508	508
Derivatives
Interest income, net	579	–	(24)	555
Gains (losses)(2)	2,653	–	(6)	2,647
Other invested assets
Interest income	–	–	69	69
Oil and gas, timber, agriculture and other income	–	–	1,862	1,862
Gains (losses)(2)	742	(1)	35	776
Recovery (impairment loss), net	–	–	93	93
Total investment income	$24,720	$1,661	$7,212	$33,593
Investment income
Interest income	$6,168	$1,064	$4,256	$11,488
Dividend, rental and other income	552	69	2,367	2,988
Impairments, provisions and recoveries, net	(9)	(23)	88	56
Other	265	539	57	861
	6,976	1,649	6,768	15,393
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	11,521	7	–	11,528
Public equities	2,865	5	–	2,870
Mortgages	–	–	26	26
Private placements	–	–	(62)	(62)
Real estate	–	–	514	514
Other invested assets	776	–	(28)	748
Derivatives, including macro equity hedging program	2,582	–	(6)	2,576
	17,744	12	444	18,200
Total investment income	$24,720	$1,661	$7,212	$33,593

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        121

For the year ended December 31, 2018	FVTPL	AFS	Other(1)	Total
Cash and short-term securities
Interest income	$18	$250	$–	$268
Gains (losses)(2)	(74)	62	–	(12)
Debt securities
Interest income	5,432	646	–	6,078
Gains (losses)(2)	(5,993)	(310)	–	(6,303)
Recovery (impairment loss), net	18	–	–	18
Public equities
Dividend income	484	72	–	556
Gains (losses)(2)	(1,596)	330	–	(1,266)
Impairment loss, net	–	(43)	–	(43)
Mortgages
Interest income	–	–	1,824	1,824
Gains (losses)(2)	–	–	56	56
Provision, net	–	–	(8)	(8)
Private placements
Interest income	–	–	1,729	1,729
Gains (losses)(2)	–	–	(83)	(83)
Impairment loss, net	–	–	(10)	(10)
Policy loans	–	–	371	371
Loans to Bank clients
Interest income	–	–	81	81
Provision, net	–	–	(1)	(1)
Real estate
Rental income, net of depreciation(3)	–	–	515	515
Gains (losses)(2)	–	–	445	445
Derivatives
Interest income, net	689	–	(33)	656
Gains (losses)(2)	(2,251)	–	27	(2,224)
Other invested assets
Interest income	–	–	74	74
Oil and gas, timber, agriculture and other income	–	–	1,758	1,758
Gains (losses)(2)	283	–	(110)	173
Impairment loss, net	(2)	(4)	(114)	(120)
Total investment income	$(2,992)	$1,003	$6,521	$4,532
Investment income
Interest income	$6,139	$896	$4,046	$11,081
Dividend, rental and other income	484	72	2,273	2,829
Impairments, provisions and recoveries, net	16	(47)	(133)	(164)
Other	(271)	58	27	(186)
	6,368	979	6,213	13,560
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	(6,012)	18	–	(5,994)
Public equities	(1,454)	10	–	(1,444)
Mortgages	–	–	55	55
Private placements	–	–	(83)	(83)
Real estate	–	–	449	449
Other invested assets	357	(4)	(140)	213
Derivatives, including macro equity hedging program	(2,251)	–	27	(2,224)
	(9,360)	24	308	(9,028)
Total investment income	$(2,992)	$1,003	$6,521	$4,532

(1)

Primarily includes investment income on loans carried at amortized cost, own use properties, investment properties, derivative and hedging instruments in cash flow hedging relationships, equity method accounted investments, oil and gas investments, and leveraged leases.

(2)

Includes net realized and unrealized gains (losses) for financial instruments at FVTPL, real estate investment properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at AFS and other invested assets carried at amortized cost.

(3)	Rental income from investment properties is net of direct operating expenses.

122        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(d) Investment expenses

The following table presents total investment expenses.

For the years ended December 31,	2019	2018
Related to invested assets	$627	$638
Related to segregated, mutual and other funds	1,121	1,070
Total investment expenses	$1,748	$1,708

(e) Investment properties

The following table presents the rental income and direct operating expenses of investment properties.

For the years ended December 31,	2019	2018
Rental income from investment properties	$864	$1,013
Direct operating expenses of rental investment properties	(464)	(582)
Total	$400	$431

(f) Mortgage securitization

The Company securitizes certain insured and uninsured fixed and variable rate residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), and the HELOC securitization program.

Benefits received from the securitization include interest spread between the asset and associated liability. There are no expected credit losses on securitized mortgages under the Canada Mortgage and Housing Corporation (“CMHC”) sponsored CMB and the Platinum Canadian Mortgage Trust (“PCMT”) HELOC securitization programs as they are insured by CMHC and other third-party insurance programs against borrowers’ default. Mortgages securitized in the Platinum Canadian Mortgage Trust II (“PCMT II”) program are uninsured.

Cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liability. For CMB transactions, receipts of principal are deposited into a trust account for settlement of the liability at time of maturity. These transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, investors are entitled to periodic interest payments, and the remaining cash receipts of principal are allocated to the Company (the “Seller”) during the revolving period of the deal and are accumulated for settlement during an accumulation period or repaid to the investor monthly during a reduction period, based on the terms of the note.

Securitized assets and secured borrowing liabilities

As at December 31, 2019	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$2,285	$ 8	$2,293	$ 2,250
CMB securitization	1,620	–	1,620	1,632
Total	$3,905	$ 8	$3,913	$ 3,882

As at December 31, 2018	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$2,285	$ 8	$2,293	$ 2,250
CMB securitization	1,525	–	1,525	1,524
Total	$3,810	$ 8	$3,818	$ 3,774

(1)

Manulife Bank, a subsidiary, securitizes a portion of its HELOC receivables through Platinum Canadian Mortgage Trust (“PCMT”), and Platinum Canadian Mortgage Trust II (“PCMT II”). PCMT funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of CMHC insured HELOCs to institutional investors. PCMT II funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of uninsured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)

Secured borrowing liabilities primarily comprise of Series 2011-1 notes with a floating rate which are expected to mature on December 15, 2021, and the Series 2016-1 notes with a floating rate which are expected to mature on May 15, 2022. Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) program sponsored by CMHC. Manulife Bank participates in CMB programs by selling NHA MBS securities to Canada Housing Trust (“CHT”), as a source of fixed rate funding.

As at December 31, 2019, the fair value of securitized assets and associated liabilities were $3,950 and $3,879, respectively (2018 – $3,843 and $3,756).

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        123

(g) Fair value measurement

The following table presents the fair values of invested assets and segregated funds net assets measured at fair value categorized by the fair value hierarchy.

As at December 31, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,859	$–	$1,859	$–
AFS	13,084	–	13,084	–
Other	5,357	5,357	–	–
Debt securities
FVTPL
Canadian government and agency	18,582	–	18,582	–
U.S. government and agency	11,031	–	11,031	–
Other government and agency	17,383	–	17,383	–
Corporate	116,044	–	115,411	633
Residential mortgage-backed securities	13	–	13	–
Commercial mortgage-backed securities	1,271	–	1,271	–
Other asset-backed securities	1,983	–	1,983	–
AFS
Canadian government and agency	4,779	–	4,779	–
U.S. government and agency	17,221	–	17,221	–
Other government and agency	4,360	–	4,360	–
Corporate	5,285	–	5,270	15
Residential mortgage-backed securities	1	–	1	–
Commercial mortgage-backed securities	102	–	102	–
Other asset-backed securities	67	–	67	–
Public equities
FVTPL	20,060	20,060	–	–
AFS	2,791	2,788	3	–
Real estate – investment property(1)	11,002	–	–	11,002
Other invested assets(2)	18,194	91	–	18,103
Segregated funds net assets(3)	343,108	293,903	44,693	4,512
Total	$613,577	$322,199	$257,113	$34,265

As at December 31, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,080	$–	$1,080	$–
AFS	10,163	–	10,163	–
Other	4,972	4,972	–	–
Debt securities
FVTPL
Canadian government and agency	16,445	–	16,445	–
U.S. government and agency	11,934	–	11,934	–
Other government and agency	16,159	–	15,979	180
Corporate	107,425	–	106,641	784
Residential mortgage-backed securities	13	–	6	7
Commercial mortgage-backed securities	1,344	–	1,344	–
Other asset-backed securities	1,417	–	1,417	–
AFS
Canadian government and agency	7,342	–	7,342	–
U.S. government and agency	13,990	–	13,990	–
Other government and agency	4,101	–	4,064	37
Corporate	5,245	–	5,125	120
Residential mortgage-backed securities	2	–	–	2
Commercial mortgage-backed securities	128	–	128	–
Other asset-backed securities	49	–	49	–
Public equities
FVTPL	16,721	16,718	–	3
AFS	2,458	2,456	2	–
Real estate – investment property(1)	10,761	–	–	10,761
Other invested assets(2)	17,562	–	–	17,562
Segregated funds net assets(3)	313,209	273,840	34,922	4,447
Total	$562,520	$297,986	$230,631	$33,903

(1)

For investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.75% during the year and ranging from 2.75% to 8.75% during 2018) and terminal capitalization rates (ranging from 3.80% to 9.25% during the year and ranging from 3.80% to 9.25% during 2018). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

124        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(2)

Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ranged from 7.00% to 16.5% (2018 – ranged from 8.95% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ranged from 5.0% to 7.0% (2018 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly in investment properties and timberland properties valued as described above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at December 31, 2019	Carrying value	Fair value	Level 1	Level 2	Level 3
Mortgages(1)	$49,376	$51,450	$–	$–	$51,450
Private placements(2)	37,979	41,743	–	36,234	5,509
Policy loans(3)	6,471	6,471	–	6,471	–
Loans to Bank clients(4)	1,740	1,742	–	1,742	–
Real estate – own use property(5)	1,926	3,275	–	–	3,275
Other invested assets(6)	10,566	11,346	165	–	11,181
Total invested assets disclosed at fair value	$108,058	$116,027	$165	$44,447	$71,415

As at December 31, 2018	Carrying value	Fair value	Level 1	Level 2	Level 3
Mortgages(1)	$48,363	$48,628	$–	$–	$48,628
Private placements(2)	35,754	36,103	–	30,325	5,778
Policy loans(3)	6,446	6,446	–	6,446	–
Loans to Bank clients(4)	1,793	1,797	–	1,797	–
Real estate – own use property(5)	2,016	3,179	–	–	3,179
Other invested assets(6)	9,981	10,753	121	–	10,632
Total invested assets disclosed at fair value	$104,353	$106,906	$121	$38,568	$68,217

(1)

Fair value of commercial mortgages is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

(2)

Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the securities are classified as Level 3.

(3)	Fair value of policy loans is equal to their unpaid principal balances.
(4)

Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.

(5)	Fair value of own use real estate and the fair value hierarchy are determined in accordance with the methodologies described for real estate – investment property in note 1.
(6)

Primarily include leveraged leases, oil and gas properties and equity method accounted other invested assets. Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for oil and gas properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had $nil of assets transferred between Level 1 and Level 2 during the years ended December 31, 2019 and 2018.

For segregated funds net assets, the Company had $nil transfers from Level 1 to Level 2 for the year ended December 31, 2019 (2018 – $nil). The Company had $nil transfers from Level 2 to Level 1 for the year ended December 31, 2019 (2018 – $2).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        125

The following table presents a roll forward for invested assets, derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2019 and 2018.

For the year ended December 31, 2019	Balance, January 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3),(4)	Transfer out of Level 3(3,(4)	Currency movement	Balance, December 31, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$1	$–	$16	$(18)	$–	$–	$(178)	$(1)	$–	$–
Corporate	784	35	–	43	(88)	(18)	514	(604)	(33)	633	47
Residential mortgage-backed securities	7	–	–	–	(1)	–	–	(6)	–	–	–
	971	36	–	59	(107)	(18)	514	(788)	(34)	633	47
AFS
Other government & agency	37	1	–	5	(12)	–	–	(31)	–	–	–
Corporate	120	1	–	13	(21)	(4)	–	(93)	(2)	14	–
Residential mortgage-backed securities	2	–	–	–	–	–	–	(1)	–	1	–
Commercial mortgage-backed securities	–	–	–	37	–	–	–	(37)	–	–	–
	159	2	–	55	(33)	(4)	–	(162)	(2)	15	–
Public equities
FVTPL	3	1,739	–	–	(1,679)	–	–	–	(63)	–	1,510
	3	1,739	–	–	(1,679)	–	–	–	(63)	–	1,510
Real estate –investment property	10,761	506	–	440	(457)	–	15	–	(263)	11,002	468
Other invested assets	17,562	(1,028)	2	3,401	(144)	(1,031)	2	–	(661)	18,103	(923)
	28,323	(522)	2	3,841	(601)	(1,031)	17	–	(924)	29,105	(455)
Derivatives	106	1,884	44	42	–	(685)	135	(34)	(36)	1,456	1,423
Segregated funds net assets	4,447	148	–	193	(140)	(30)	–	–	(106)	4,512	111
Total	$34,009	$3,287	$46	$4,190	$(2,560)	$(1,768)	$666	$(984)	$(1,165)	$35,721	$2,636

126        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

For the year ended December 31, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3),(4)	Transfer out of Level 3(3,(4)	Currency movement	Balance, December 31, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$(2)	$–	$27	$(85)	$(14)	$–	$–	$15	$180	$(3)
Corporate	710	3	–	190	(61)	(18)	–	(93)	53	784	(10)
Residential mortgage-backed securities	1	6	–	–	–	–	–	–	–	7	6
Other asset-backed securities	25	–	–	31	–	–	–	(56)	–	–	–
	975	7	–	248	(146)	(32)	–	(149)	68	971	(7)
AFS
Other government & agency	47	–	–	6	(15)	(4)	–	–	3	37	–
Corporate	88	–	–	49	(12)	(4)	–	(7)	6	120	–
Residential mortgage-backed securities	–	–	1	–	–	–	–	–	1	2	–
Other asset-backed securities	1	–	–	–	–	–	–	(1)	–	–	–
	136	–	1	55	(27)	(8)	–	(8)	10	159	–
Public equities
FVTPL	3	–	–	–	–	–	–	–	–	3	–
	3	–	–	–	–	–	–	–	–	3	–
Real estate – investment property	12,529	291	–	615	(2,578)	–	–	(706)	610	10,761	244
Other invested assets	16,203	(1,168)	1	3,926	(1,636)	(841)	–	(35)	1,112	17,562	(434)
	28,732	(877)	1	4,541	(4,214)	(841)	–	(741)	1,722	28,323	(190)
Derivatives	769	(666)	(48)	12	–	18	9	(13)	25	106	(460)
Segregated funds net assets	4,255	226	–	155	(367)	1	3	(17)	191	4,447	161
Total	$34,870	$(1,310)	$(46)	$5,011	$(4,754)	$(862)	$12	$(928)	$2,016	$34,009	$(496)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 22.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, refer to footnote 4 below.
(4)	For derivatives transfer into or out of Level 3, the Company uses fair value at the end of the year and at the beginning of the year, respectively.

Transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Note 4    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in the “Risk Management” section of the Company’s 2019 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        127

by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after considering the effects of netting agreements and collateral arrangements.

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

As at December 31,		2019			2018
		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$350	$–	$5	$519	$–	$13
	Foreign currency swaps	86	3	1	91	5	–
Cash flow hedges	Foreign currency swaps	1,790	39	407	1,834	80	367
	Forward contracts	–	–	–	80	–	9
	Equity contracts	132	16	–	101	–	12
Net investment hedges	Forward contracts	2,822	7	22	1,864	21	65
Total derivatives in qualifying hedge accounting relationships		5,180	65	435	4,489	106	466
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	283,172	15,159	8,140	300,704	11,204	5,675
	Interest rate futures	13,069	–	–	14,297	–	–
	Interest rate options	12,248	423	–	11,736	314	–
	Foreign currency swaps	26,329	606	1,399	23,156	747	1,341
	Currency rate futures	3,387	–	–	4,052	–	–
	Forward contracts	33,432	2,337	273	29,248	670	158
	Equity contracts	14,582	853	37	15,492	653	163
	Credit default swaps	502	6	–	652	9	–
	Equity futures	10,576	–	–	10,908	–	–
Total derivatives not designated in qualifying hedge accounting relationships		397,297	19,384	9,849	410,245	13,597	7,337
Total derivatives		$402,477	$19,449	$10,284	$414,734	$13,703	$7,803

The following table presents fair values of derivative instruments by the remaining term to maturity. The fair values disclosed below do not incorporate the impact of master netting agreements. Refer to note 8.

	Remaining term to maturity
As at December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,248	$1,659	$1,309	$15,233	$19,449
Derivative liabilities	332	145	218	9,589	10,284

	Remaining term to maturity
As at December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$649	$671	$795	$11,588	$13,703
Derivative liabilities	359	229	227	6,988	7,803

128        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit risk equivalent and risk-weighted amount by contract type.

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2019	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk- weighted amount(2)
Interest rate contracts
OTC swap contracts	$5,105	$22,288	$112,863	$140,256	$15,627	$(8,910)	$6,717	$6,891	$957
Cleared swap contracts	3,932	11,499	127,835	143,266	238	(240)	(2)	–	–
Forward contracts	11,709	15,089	1,283	28,081	2,312	(253)	2,059	398	53
Futures	13,069	–	–	13,069	–	–	–	–	–
Options purchased	1,266	4,454	6,528	12,248	423	–	423	560	77
Subtotal	35,081	53,330	248,509	336,920	18,600	(9,403)	9,197	7,849	1,087
Foreign exchange
Swap contracts	998	7,519	19,688	28,205	642	(1,864)	(1,222)	2,515	279
Forward contracts	8,173	–	–	8,173	32	(42)	(10)	138	16
Futures	3,387	–	–	3,387	–	–	–	–	–
Credit derivatives	275	227	–	502	6	–	6	–	–
Equity contracts
Swap contracts	1,233	164	–	1,397	43	(16)	27	236	29
Futures	10,576	–	–	10,576	–	–	–	–	–
Options purchased	6,604	6,633	80	13,317	821	(20)	801	3,418	448
Subtotal including accrued interest	66,327	67,873	268,277	402,477	20,144	(11,345)	8,799	14,156	1,859
Less accrued interest	–	–	–	–	695	(1,061)	(366)	–	–
Total	$66,327	$67,873	$268,277	$402,477	$19,449	$(10,284)	$9,165	$14,156	$1,859

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2018	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk- weighted amount(2)
Interest rate contracts
OTC swap contracts	$3,495	$22,568	$121,817	$147,880	$11,750	$(6,477)	$5,273	$5,301	$787
Cleared swap contracts	5,723	16,140	131,480	153,343	95	(96)	(1)	–	–
Forward contracts	10,258	14,300	648	25,206	637	(126)	511	259	37
Futures	14,297	–	–	14,297	–	–	–	–	–
Options purchased	1,166	4,981	5,589	11,736	317	–	317	376	58
Subtotal	34,939	57,989	259,534	352,462	12,799	(6,699)	6,100	5,936	882
Foreign exchange
Swap contracts	1,024	6,281	17,776	25,081	807	(1,736)	(929)	2,309	256
Forward contracts	5,926	60	–	5,986	54	(106)	(52)	108	13
Futures	4,052	–	–	4,052	–	–	–	–	–
Credit derivatives	143	509	–	652	10	–	10	–	–
Equity contracts
Swap contracts	2,728	142	–	2,870	29	(57)	(28)	303	38
Futures	10,908	–	–	10,908	–	–	–	–	–
Options purchased	6,142	6,581	–	12,723	621	(118)	503	2,277	316
Subtotal including accrued interest	65,862	71,562	277,310	414,734	14,320	(8,716)	5,604	10,933	1,505
Less accrued interest	–	–	–	–	617	(913)	(296)	–	–
Total	$65,862	$71,562	$277,310	$414,734	$13,703	$(7,803)	$5,900	$10,933	$1,505

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $402 billion (2018 – $415 billion) includes $128 billion (2018 – $136 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        129

Fair value and the fair value hierarchy of derivative instruments

As at December 31, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$17,894	$–	$15,801	$2,093
Foreign exchange contracts	680	–	680	–
Equity contracts	869	–	821	48
Credit default swaps	6	–	6	–
Total derivative assets	$19,449	$–	$17,308	$2,141
Derivative liabilities
Interest rate contracts	$8,397	$–	$7,730	$667
Foreign exchange contracts	1,850	–	1,849	1
Equity contracts	37	–	20	17
Total derivative liabilities	$10,284	$–	$9,599	$685

As at December 31, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$12,155	$–	$11,537	$618
Foreign exchange contracts	886	–	876	10
Equity contracts	653	–	621	32
Credit default swaps	9	–	9	–
Total derivative assets	$13,703	$–	$13,043	$660
Derivative liabilities
Interest rate contracts	$5,815	$–	$5,318	$497
Foreign exchange contracts	1,814	–	1,813	1
Equity contracts	174	–	118	56
Total derivative liabilities	$7,803	$–	$7,249	$554

Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(g).

(b) Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements of hedge accounting. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

For the year ended December 31, 2019	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate liabilities	$8	$(6)	$2
Foreign currency swaps	Fixed rate assets	(1)	2	1
Total		$7	$(4)	$3

For the year ended December 31, 2018	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$1	$(1)	$–
	Fixed rate liabilities	3	(3)	–
Foreign currency swaps	Fixed rate assets	7	(5)	2
Total		$11	$(9)	$2

130        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

For the year ended December 31, 2019	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Foreign currency swaps	Fixed rate assets	$(2)	$1	$–
	Floating rate liabilities	(40)	37	–
	Fixed rate liabilities	(41)	(35)	–
Forward contracts	Forecasted expenses	–	(9)	–
Equity contracts	Stock-based compensation	35	(9)	–
Total		$(48)	$(15)	$–

For the year ended December 31, 2018	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$–	$(20)	$–
Foreign currency swaps	Fixed rate assets	–	(1)	–
	Floating rate liabilities	(36)	(62)	–
	Fixed rate liabilities	60	62	–
Forward contracts	Forecasted expenses	(8)	(2)	–
Equity contracts	Stock-based compensation	(21)	27	–
Total		$(5)	$4	$–

The Company anticipates that net losses of approximately $8 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 17 years.

Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

For the year ended December 31, 2019	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$279	$–	$–
Forward contracts	80	–	–
Total	$359	$–	$–

For the year ended December 31, 2018	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(469)	$–	$–
Forward contracts	9	–	–
Total	$(460)	$–	$–

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        131

(c) Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Since changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

Investment income on derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2019	2018
Interest rate swaps	$1,483	$(1,894)
Interest rate futures	571	(298)
Interest rate options	96	(52)
Foreign currency swaps	(242)	(122)
Currency rate futures	88	3
Forward contracts	2,815	(355)
Equity futures	(2,436)	742
Equity contracts	277	(276)
Credit default swaps	(3)	(6)
Total	$2,649	$(2,258)

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. As at December 31, 2019, reinsurance ceded guaranteed minimum income benefits had a fair value of $981 (2018 – $1,148) and reinsurance assumed guaranteed minimum income benefits had a fair value of $109 (2018 – $114). Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed are reported as contract benefits.

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain a credit and interest rate risk that is a financial risk embedded in the underlying insurance contract. As at December 31, 2019, these embedded derivatives had a fair value of $(137) (2018 – $53).

Other financial instruments classified as embedded derivatives but exempt from separate measurement at fair value include variable universal life and variable life products, minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

132        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Note 5    Goodwill and Intangible Assets

(a) Change in the carrying value of goodwill and intangible assets

The following table presents the change in the carrying value of goodwill and intangible assets.

As at December 31, 2019	Balance, January 1	Additions/ disposals	Amortization expense		Effect of changes in foreign exchange rates	Balance, December 31
Goodwill	$5,864	$(6)	$	n/a	$(115)	$5,743
Indefinite life intangible assets
Brand	819	–		n/a	(40)	779
Fund management contracts and other(1)	798	32		n/a	(25)	805
	1,617	32		n/a	(65)	1,584
Finite life intangible assets(2)
Distribution networks	868	6		44	(29)	801
Customer relationships	860	(2)		54	(9)	795
Software	821	357		168	(19)	991
Other	67	–		5	(1)	61
	2,616	361		271	(58)	2,648
Total intangible assets	4,233	393		271	(123)	4,232
Total goodwill and intangible assets	$10,097	$387		$271	$(238)	$9,975

As at December 31, 2018	Balance, January 1	Additions/ disposals(3)	Amortization expense		Effect of changes in foreign exchange rates	Balance, December 31
Goodwill	$5,713	$(65)	$	n/a	$216	$5,864
Indefinite life intangible assets
Brand	753	–		n/a	66	819
Fund management contracts and other(1)	755	3		n/a	40	798
	1,508	3		n/a	106	1,617
Finite life intangible assets(2)
Distribution networks	989	(133)		48	60	868
Customer relationships	899	–		55	16	860
Software	661	275		147	32	821
Other	70	–		5	2	67
	2,619	142		255	110	2,616
Total intangible assets	4,127	145		255	216	4,233
Total goodwill and intangible assets	$9,840	$80		$255	$432	$10,097

(1)	Fund management contracts were mostly allocated to Canada WAM and U.S. WAM CGUs with the carrying values of $273 (2018 – $273) and $380 (2018 – $400), respectively.
(2)

Gross carrying amount of finite life intangible assets was $1,292 for distribution networks, $1,133 for customer relationships, $2,239 for software and $130 for other (2018 – $1,331, $1,145, $2,110 and $133), respectively.

(3)

In 2018, disposals include $65 of goodwill and $96 of distribution networks from the sale of the U.S. broker-dealer business, and impairments of distribution networks for discontinued products of $27 in the U.S. segment and $13 in Asia segment.

(b) Goodwill impairment testing

The Company completed its annual goodwill impairment testing in the fourth quarter of 2019 by determining the recoverable amounts of its businesses using valuation techniques discussed below (refer to notes 1(f) and 5(c)). The review indicated that there was no impairment of goodwill in 2019 and 2018.

Effective January 1, 2018, the Company made organizational changes to drive better alignment with strategic priorities and increase focus and leverage scale in its wealth management business. As a result of this reorganization, which included recognition of the Company’s wealth and asset management businesses (Global WAM) as a primary reporting segment (note 19), the Company has modified the level at which goodwill is tested for impairment purposes. The modification includes (a) the allocation of existing goodwill to the relevant CGUs or group of CGUs within the Global WAM segment that had previously been combined within respective regional insurance businesses and (b) the amalgamation of the remaining Canadian-based goodwill (including Individual Life, Affinity Markets, Individual Annuities, Group Benefits and International Group Program) under the Canadian Insurance reporting segment. These reorganization-based changes have resulted in goodwill being allocated to CGUs or groups of CGUs based on the lowest level within the Company in which goodwill is monitored for internal management purposes.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        133

The following tables present the carrying value of goodwill by CGU or group of CGUs.

As at December 31, 2019 CGU or group of CGUs	Balance, January 1,	Additions/ disposals	Effect of changes in foreign exchange rates	Balance, December 31,
Asia
Asia Insurance (excluding Japan)	$165	$–	$(6)	$159
Japan Insurance	435	–	(15)	420
Canada Insurance	1,962	–	(5)	1,957
U.S. Insurance	367	–	(18)	349
Global Wealth and Asset Management
Asia WAM	196	–	(9)	187
Canada WAM	1,436	–	–	1,436
U.S. WAM	1,303	(6)	(62)	1,235
Total	$5,864	$(6)	$(115)	$5,743

As at December 31, 2018 CGU or group of CGUs	Balance, January 1,	Additions/ disposals	Effect of changes in foreign exchange rates	Balance, December 31,
Asia
Asia Insurance (excluding Japan)	$154	$–	$11	$165
Japan Insurance	391	–	44	435
Canada Insurance	1,954	–	8	1,962
U.S. Insurance	400	(65)	32	367
Global Wealth and Asset Management
Asia WAM	180	–	16	196
Canada WAM	1,436	–	–	1,436
U.S. WAM	1,198	–	105	1,303
Total	$5,713	$(65)	$216	$5,864

The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.

(c) Valuation techniques

The recoverable amounts were based on fair value less costs to sell (“FVLCS”) for Asia Insurance (excluding Japan) and Asia WAM. For other CGUs, value-in-use (“VIU”) was used. When determining if a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company’s internal reporting practices.

Under the FVLCS approach, the Company determines the fair value of the CGU or group of CGUs using an earnings-based approach which incorporates forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings-multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiple used by the Company for testing was 10.3 (2018 – 9.0 to 11.7). These FVLCS valuations are categorized as Level 3 of the fair value hierarchy (2018 – Level 3).

Under the VIU approach, used for CGUs with insurance business, an embedded appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU’s or group of CGUs’ profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates. For non-insurance CGUs, the VIU is based on discounted cash flow analysis which incorporates relevant aspects of the embedded appraisal value approach.

(d) Significant assumptions

To calculate embedded value, the Company discounted projected earnings from in-force contracts and valued 10 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past-experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded value calculations, they ranged from zero per cent to 20 per cent (2018 – negative five per cent to 17 per cent).

Interest rate assumptions are based on prevailing market rates at the valuation date.

134        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Tax rates applied to the projections include the impact of internal reinsurance treaties and amounted to 28.0 per cent, 26.5 per cent and 21 per cent (2018 – 30.8 per cent, 26.8 per cent and 21 per cent) for the Japan, Canadian and U.S. jurisdictions, respectively. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates assumed in determining the value-in-use for applicable CGUs or groups of CGUs ranged from 7.5 per cent to 10.0 per cent on an after-tax basis or 9.4 per cent to 12.5 per cent on a pre-tax basis (2018 – 7.5 per cent to 14.2 per cent on an after-tax basis or 10.2 per cent to 20.4 per cent on a pre-tax basis).

The key assumptions described above may change as economic and market conditions change, which may lead to impairment charges in the future. Changes in discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future which could be material.

Note 6    Insurance Contract Liabilities and Reinsurance Assets

(a) Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as a reinsurance asset. Insurance contract liabilities include actuarial liabilities, benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of gross and net insurance contract liabilities are shown below.

As at December 31,	2019	2018
Insurance contract liabilities	$336,156	$313,737
Benefits payable and provision for unreported claims	4,229	4,398
Policyholder amounts on deposit	10,776	10,519
Gross insurance contract liabilities	351,161	328,654
Reinsurance assets(1)	(41,353)	(42,925)
Net insurance contract liabilities	$309,808	$285,729

(1)	The Company also holds reinsurance assets of $93 (2018 – $128) for investment contract liabilities, refer to note 7(b).

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force net of reinsurance premiums and recoveries.

Net insurance contract liabilities are determined using CALM, as required by the Canadian Institute of Actuaries.

The determination of net insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Investment returns are projected using the current asset portfolios and projected reinvestment strategies.

Each assumption is based on the best estimate adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing a range of prescribed and company-developed scenarios consistent with Canadian Actuarial Standards of Practice. For all other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net insurance contract liabilities valuation adjust the gross policy cash flows to reflect projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of reinsurance treaties, the expected economic benefit from treaty cash flows and the impact of margins for adverse deviation. Gross insurance contract liabilities are determined by discounting gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in force at the date of the Consolidated Statements of Financial Position.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts, a shorter projection period may be used, with the contract generally ending at the earlier of the first renewal date on or after the Consolidated Statements of Financial Position date where the Company can exercise discretion in renewing its contractual obligations or terms of those obligations and the renewal or adjustment date that maximizes the insurance contract liabilities. For segregated fund products with guarantees, the projection period is generally set as the period that leads to the largest insurance contract liability. Where the projection period is less than the policy lifetime, insurance contract liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        135

(b) Composition

The composition of insurance contract liabilities and reinsurance assets by the line of business and reporting segment is as follows.

Gross insurance contract liabilities

	Individual insurance
As at December 31, 2019	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
Asia	$46,071	$32,887	$5,915	$3,064	$87,937	$1,432	$89,369
Canada	12,012	39,655	17,871	13,759	83,297	286	83,583
U.S.	8,734	66,163	14,763	49,199	138,859	39,411	178,270
Corporate and Other	–	(609)	36	288	(285)	224	(61)
Total, net of reinsurance ceded	66,817	138,096	38,585	66,310	309,808	$41,353	$351,161
Total reinsurance ceded	9,869	13,588	16,850	1,046	41,353
Total, gross of reinsurance ceded	$76,686	$151,684	$55,435	$67,356	$351,161

	Individual insurance
As at December 31, 2018	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
Asia	$38,470	$29,547	$5,062	$3,048	$76,127	$1,332	$77,459
Canada	10,743	34,677	18,339	12,869	76,628	(202)	76,426
U.S.	8,673	63,412	16,125	44,932	133,142	41,695	174,837
Corporate and Other	–	(601)	46	387	(168)	100	(68)
Total, net of reinsurance ceded	57,886	127,035	39,572	61,236	285,729	$42,925	$328,654
Total reinsurance ceded	11,596	12,303	17,927	1,099	42,925
Total, gross of reinsurance ceded	$69,482	$139,338	$57,499	$62,335	$328,654

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Mutual Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of participating policies. As at December 31, 2019, $29,402 (2018 – $28,790) of both assets and insurance contract liabilities were related to these closed blocks of participating policies.

(c) Assets backing insurance contract liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting insurance contract liabilities which consider the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and alternative long-duration investments. The Company’s capital is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing net insurance contract liabilities, that the Company considers to be other than temporary, would have a limited impact on the Company’s net income wherever there is an effective matching of assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of net insurance contract liabilities. The fair value of assets backing net insurance contract liabilities as at December 31, 2019, excluding reinsurance assets, was estimated at $315,952 (2018 – $287,326).

As at December 31, 2019, the fair value of assets backing capital and other liabilities was estimated at $501,147 (2018 – $465,497).

136        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents the carrying value of assets backing net insurance contract liabilities, other liabilities and capital.

	Individual insurance
As at December 31, 2019	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
Assets
Debt securities	$34,169	$74,113	$19,865	$31,620	$8,828	$29,527	$198,122
Public equities	10,907	6,453	204	253	381	4,653	22,851
Mortgages	2,921	12,140	5,203	7,916	21,165	31	49,376
Private placements	4,658	16,020	6,957	9,122	1,090	132	37,979
Real estate	3,336	6,446	1,082	1,731	113	220	12,928
Other	10,826	22,924	5,274	15,668	410,376	22,806	487,874
Total	$66,817	$138,096	$38,585	$66,310	$441,953	$57,369	$809,130

	Individual insurance
As at December 31, 2018	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
Assets
Debt securities	$30,934	$67,387	$20,469	$28,435	$10,061	$28,308	$185,594
Public equities	8,416	5,562	172	262	589	4,178	19,179
Mortgages	2,218	11,111	4,972	8,732	21,295	35	48,363
Private placements	4,151	14,131	6,960	8,581	1,772	159	35,754
Real estate	3,106	6,028	1,214	1,799	397	233	12,777
Other	9,061	22,816	5,785	13,427	374,418	23,097	448,604
Total	$57,886	$127,035	$39,572	$61,236	$408,532	$56,010	$750,271

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.
(2)

Other liabilities are non-insurance contract liabilities which include segregated funds, bank deposits, long-term debt, deferred tax liabilities, derivatives, investment contracts, embedded derivatives and other miscellaneous liabilities.

(3)	Capital is defined in note 12.

(d) Significant insurance contract liability valuation assumptions

The determination of insurance contract liabilities involves the use of estimates and assumptions. Insurance contract liabilities have two major components: a best estimate amount and a provision for adverse deviation.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2019 experience was unfavourable (2018 – favourable) when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2019 experience was unfavourable (2018 – unfavourable) when compared to the Company’s assumptions.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        137

Nature of factor and assumption methodology	Risk management
Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. Projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. Investment strategies are based on the target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed income investments and a projected outlook for other alternative long-duration assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past experience of the Company and industry as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class and geographic market also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class and geographic market.

The Company’s policy of closely matching asset cash flows with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the reinvestment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2019, the movement in interest rates negatively (2018 – positively) impacted the Company’s net income. This negative impact was driven by decreases in risk free interest rates and corporate spreads, as well the impact of swap spreads on policy liabilities.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies, credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2019, credit loss experience on debt securities and mortgages was favourable (2018 – favourable) when compared to the Company’s assumptions.

Equities, real estate and other alternative long-duration assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Equities, real estate, oil and gas and other alternative long-duration assets are also used to support long-dated obligations in the Company’s annuity and pension businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2019, investment experience on alternative long-duration assets backing policyholder liabilities was favourable (2018 – unfavourable) primarily due to gains in real estate properties and private equities, partially offset by losses in timber and agriculture properties as well as in oil and gas properties. In 2019, alternative long-duration asset origination exceeded (2018 – exceeded) valuation requirements.

In 2019, for the business that is dynamically hedged, segregated fund guarantee experience on residual, non-dynamically hedged market risks were favourable (2018 – unfavourable). For the business that is not dynamically hedged, experience on segregated fund guarantees due to changes in the market value of assets under management was also favourable (2018 – unfavourable). This excludes the experience on the macro equity hedges.

In 2019, investment expense experience was unfavourable (2018 – unfavourable) when compared to the Company’s assumptions.

138        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Nature of factor and assumption methodology	Risk management
Policy termination and premium persistency

Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience.

In aggregate, 2019 policyholder termination and premium persistency experience was unfavourable (2018 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2019 were unfavourable (2018 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements

The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

Foreign currency

Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in foreign exchange rates.

The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to assumptions (refer to note 6(h)), the full impact is recognized in income immediately.

(e) Sensitivity of insurance contract liabilities to changes in non-economic assumptions

The sensitivity of net income attributed to shareholders to changes in non-economic assumptions underlying insurance contract liabilities is shown below, assuming a simultaneous change in the assumption across all business units. The sensitivity of net income attributed to shareholders to a deterioration or improvement in non-economic assumptions for Long-Term Care (“LTC”) as at December 31, 2019 is also shown below.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of internal models.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        139

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31,	Decrease in net income attributed to shareholders
	2019	2018
Policy related assumptions
2% adverse change in future mortality rates(2),(4)
Products where an increase in rates increases insurance contract liabilities	$(500)	$(500)
Products where a decrease in rates increases insurance contract liabilities	(500)	(500)
5% adverse change in future morbidity rates (incidence and termination)(3),(4),(5)	(5,100)	(4,800)
10% adverse change in future policy termination rates(4)	(2,400)	(2,200)
5% increase in future expense levels	(600)	(600)

(1)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

(2)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(3)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(4)

The impacts of the adverse sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

(5)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions for Long-Term Care included in the above table(1),(2)

As at December 31,	Decrease in net income attributed to shareholders
	2019	2018
Policy related assumptions
2% adverse change in future mortality rates	$(300)	$(200)
5% adverse change in future morbidity incidence rates	(2,500)	(1,700)
5% adverse change in future morbidity claims termination rates	(2,200)	(2,800)
10% adverse change in future policy termination rates	(400)	(400)
5% increase in future expense levels	(100)	(100)

(1)

The impacts of the adverse sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

(2)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

(f) Provision for adverse deviation assumptions

The assumptions made in establishing insurance contract liabilities reflect expected best estimates of future experience. To recognize the uncertainty in these best estimate assumptions, to allow for possible misestimation of and deterioration in experience and to provide a greater degree of assurance that the insurance contract liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

Margins are released into future earnings as the policy is released from risk. Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by the Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively, the margin can be set by testing many scenarios, which are developed according to actuarial guidance. Under this approach the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

Specific guidance is also provided for other risks such as market, credit, mortality and morbidity risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption. The Company uses assumptions within the permissible ranges, with the determination of the level set considering the risk profile of the business. On occasion, in specific circumstances for additional prudence, a margin may exceed the high end of the range, which is permissible under the Canadian Actuarial Standards of Practice. This additional margin would be released if the specific circumstances which led to it being established were to change.

Each margin is reviewed annually for continued appropriateness.

140        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(g) Change in insurance contract liabilities

The change in insurance contract liabilities was a result of the following business activities and changes in actuarial estimates.

For the year ended December 31, 2019	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$272,761	$12,968	$285,729	$42,925	$328,654
New policies(2)	3,251	–	3,251	521	3,772
Normal in-force movement(2)	30,171	750	30,921	(972)	29,949
Changes in methods and assumptions(2)	74	–	74	927	1,001
Impact of changes in foreign exchange rates	(9,668)	(499)	(10,167)	(2,048)	(12,215)
Balance, December 31	$296,589	$13,219	$309,808	$41,353	$351,161

For the year ended December 31, 2018	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$263,091	$11,155	$274,246	$30,359	$304,605
New policies(3)	3,269	–	3,269	388	3,657
Normal in-force movement(3)	2,044	985	3,029	(1,150)	1,879
Changes in methods and assumptions(3)	(173)	(1)	(174)	(608)	(782)
Impact of annuity coinsurance transactions	(11,156)	–	(11,156)	11,156	–
Impact of changes in foreign exchange rates	15,686	829	16,515	2,780	19,295
Balance, December 31	$272,761	$12,968	$285,729	$42,925	$328,654

(1)	Other insurance contract liabilities are comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.
(2)

In 2019, the $33,727 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities were netted off by an increase of $34,721, of which $34,056 is included in the Consolidated Statements of Income increase in insurance contract liabilities and $665 is included in gross claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(3)

In 2018, the $2,907 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities were netted off by an increase of $4,754, of which $3,632 is included in the Consolidated Statements of Income increase in insurance contract liabilities and $1,122 is included in gross claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts. The Company finalized its estimate of U.S. Tax reform which resulted in a $196 pre-tax ($154 post-tax) increase in insurance contract liabilities, refer to note 16.

(h) Actuarial methods and assumptions

A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Annual review 2019

The completion of the 2019 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $74, net of reinsurance, and a decrease in net income attributed to shareholders of $21 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2019	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Long-term care triennial review	$ 11	$ –	$ 11	$ (8)
Mortality and morbidity updates	25	47	(22)	14
Lapses and policyholder behaviour	135	17	118	(75)
Investment return assumptions	12	81	(69)	70
Other updates	(109)	(163)	54	(22)
Net impact	$ 74	$ (18)	$ 92	$ (21)

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        141

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, the impact of policyholder benefit reductions as well as the progress on future premium rate increases and a review of margins on the business. The impact of the LTC review was approximately net neutral to net income attributed to shareholders.

The experience study showed lower termination rates than expected during the elimination or “qualifying” period (which is the period between when a claim is filed and when benefit payments begin), and favourable incidence as policyholders are filing claims at a lower rate than expected. In addition, policyholders are electing to reduce their benefits in lieu of paying increased premiums. The overall claims experience review led to a post-tax charge to net income attributed to shareholders of approximately $1.9 billion, which includes a gain of approximately $0.2 billion for the impact of benefit reductions.

The experience study included additional claims data due to the natural aging of the block of business. As a result, the Company reduced certain margins for adverse deviations, which resulted in a post-tax gain to net income attributed to shareholders of approximately $0.7 billion.

While the study continues to support the assumptions of both future morbidity and mortality improvement, the Company reduced its morbidity improvement assumption, which resulted in a post-tax charge to net income attributed to shareholders of approximately $0.7 billion.

The review of premium increases assumed in the policy liabilities resulted in a post-tax gain to net income attributed to shareholders of approximately $2.0 billion related to the expected timing and amount of premium increases that are subject to state approval and reflects a 30% margin. The expected premium increases are informed by past approval rates applied to prior state filings that remain outstanding and estimated new requests based on the Company’s 2019 review of morbidity, mortality and lapse assumptions. The Company’s actual experience in obtaining premium increases could be materially different than what it has assumed, resulting in further increases or decreases in policy liabilities, which could be material.

Updates to mortality and morbidity

Mortality and morbidity updates resulted in a $14 post-tax gain to net income attributed to shareholders. This included a review of the Company’s Canada Individual Insurance mortality and reinsurance arrangements.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $75 post-tax charge to net income attributed to shareholders.

The primary driver of the charge was an update to the Company’s lapse assumptions across several term and whole life product lines within the Company’s Canada Individual Insurance business, partially offset by several updates to lapse and premium persistency assumptions in other geographies.

Updates to investment return assumptions

Updates to investment return assumptions resulted in a $70 post-tax gain to net income attributed to shareholders.

The primary driver of the gain was an update to the Company’s senior secured loan default rates to reflect recent experience, as well as its investment and crediting rate strategy for certain universal life products. This was partially offset by updates to certain private equity investment assumptions in Canada.

Other updates

Other updates resulted in a $22 post-tax charge to net income attributed to shareholders.

Annual Review 2018

The 2018 annual review of actuarial methods and assumptions resulted in a decrease in insurance contract liabilities of $174, net of reinsurance, and a decrease in net income attributed to shareholders of $51 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2018	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$ 319	$ (192)	$ 511	$ (360)
Lapses and policyholder behaviour	287	–	287	(226)
Investment return assumptions	(96)	50	(146)	143
Other	(684)	(94)	(590)	392
Net impact	$ (174)	$ (236)	$ 62	$ (51)

142        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Updates to mortality and morbidity assumptions

Mortality and morbidity updates resulted in a $360 post-tax charge to net income attributed to shareholders.

The primary driver of the charge is related to updates to mortality and morbidity assumptions for the Company’s structured settlement and term renewal business in Canada. A review of mortality assumptions for the Company’s U.S. group pension annuity business and certain blocks of life insurance business resulted in a small charge to earnings, and other updates to mortality and morbidity assumptions led to a small net charge.

Updates to lapses and policyholder behaviour

Lapse and policyholder behaviour updates resulted in a $226 post-tax charge to net income attributed to shareholders.

The primary driver of the charge is related to updated lapse and premium persistency rates for certain U.S. insurance product lines ($252 post-tax charge). This included updates to universal life no-lapse guarantee business lapse assumptions to better reflect emerging experience, which showed a variation in lapses based on premium funding levels, partially offset by favourable lapse experience on several of the U.S. life insurance product lines.

Other updates to lapse and policyholder behaviour assumptions were made across several product lines to reflect recent experience.

Updates to investment return assumptions

Investment return assumption updates resulted in a $143 post-tax gain to net income attributed to shareholders.

The Company updated its bond default rates to reflect recent experience, leading to a $401 post-tax gain and updated the investment return assumptions for ALDA and public equities, specifically oil and gas, which led to a $210 post-tax charge. Other refinements to the projections of investment returns resulted in a $48 post-tax charge.

Other updates

Refinements to the projection of the tax and liability cashflows across multiple product lines led to a post-tax gain to net income attributed to shareholders of $392. The refinements were primarily driven by the projection of tax cashflows as the Company reviewed the deductibility of certain reserves. In addition, the Company refined the projection of policyholder crediting rates for certain products.

(i) Insurance contracts contractual obligations

Insurance contracts give rise to obligations fixed by agreement. As at December 31, 2019, the Company’s contractual obligations and commitments relating to insurance contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$9,682	$12,084	$16,587	$758,687	$797,040

(1)

Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

(j) Gross claims and benefits

The following table presents a breakdown of gross claims and benefits.

For the years ended December 31,	2019	2018
Death, disability and other claims	$15,752	$15,174
Maturity and surrender benefits	8,433	7,722
Annuity payments	4,030	4,262
Policyholder dividends and experience rating refunds	1,445	1,809
Net transfers from segregated funds	(1,000)	(1,089)
Total	$28,660	$27,878

(k) Annuity coinsurance transactions

On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.

The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase of reinsurance assets of $132 and ceded premiums of $131 on the Consolidated Statements of Income.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        143

On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly-owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.

The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase of reinsurance assets of $621, a ceding commission paid of $35 and ceded premiums of $581 on the Consolidated Statements of Income.

Note 7    Investment Contract Liabilities

Investment contract liabilities are contractual obligations that do not contain significant insurance risk. Those contracts are measured either at fair value or at amortized cost.

(a) Investment contract liabilities measured at fair value

Investment contract liabilities measured at fair value include certain investment savings and pension products sold primarily in Hong Kong and mainland China. The following table presents the movement in investment contract liabilities measured at fair value.

For the years ended December 31,	2019	2018
Balance, January 1	$782	$639
New policies	66	96
Changes in market conditions	62	76
Redemptions, surrenders and maturities	(86)	(86)
Impact of changes in foreign exchange rates	(35)	57
Balance, December 31	$789	$782

(b) Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost include several fixed annuity products sold in Canada and U.S. fixed annuity products that provide guaranteed income payments for a contractually determined period and are not contingent on survivorship.

The following table presents carrying and fair values of investment contract liabilities measured at amortized cost.

	2019		2018
As at December 31,	Amortized cost, gross of reinsurance ceded(1)	Fair value	Amortized cost, gross of reinsurance ceded(1)	Fair value
U.S. fixed annuity products	$1,248	$1,482	$1,357	$1,449
Canadian fixed annuity products	1,067	1,158	1,126	1,269
Investment contract liabilities	$2,315	$2,640	$2,483	$2,718

(1)

As at December 31, 2019, investment contract liabilities with the carrying value and fair value of $93 and $103, respectively (2018 – $128 and $130, respectively), were reinsured by the Company. The net carrying value and fair value of investment contract liabilities were $2,222 and $2,537 (2018 – $2,355 and $2,588), respectively.

The changes in investment contract liabilities measured at amortized cost was a result of the following business activities.

For the years ended December 31,	2019	2018
Balance, January 1	$2,483	$2,487
Policy deposits	2	6
Interest	62	82
Withdrawals	(182)	(201)
Fees	(3)	(1)
Other	17	–
Impact of changes in foreign exchange rates	(64)	110
Balance, December 31	$2,315	$2,483

Carrying value of fixed annuity products is amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at the date of issue.

Fair value of fixed annuity products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing. As at December 31, 2019 and 2018, all investment contracts were categorized in Level 2 of the fair value hierarchy.

144        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(c) Investment contracts contractual obligations

As at December 31, 2019, the Company’s contractual obligations and commitments relating to the investment contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities(1)	$289	$484	$476	$3,846	$5,095

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 8    Risk Management

The Company policies and procedures for managing risks of financial instruments are disclosed in the shaded area of the “Risk Management and Risk Factors” section of the MD&A for the year ended December 31, 2019. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and an integral part of these Consolidated Financial Statements.

(a) Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets, derivative financial instruments and reinsurance assets and an increase in provisions for future credit impairments that are included in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Allowances for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such allowances takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, policy liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowances for losses on reinsurance contracts are established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverable amounts and ceded policy liabilities.

Credit risk associated with derivative counterparties is discussed in note 8(d) and credit risk associated with reinsurance counterparties is discussed in note 8(i).

(i) Credit exposure

The following table presents the gross carrying amount of financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements.

As at December 31,	2019	2018
Debt securities
FVTPL	$166,307	$154,737
AFS	31,815	30,857
Mortgages	49,376	48,363
Private placements	37,979	35,754
Policy loans	6,471	6,446
Loans to Bank clients	1,740	1,793
Derivative assets	19,449	13,703
Accrued investment income	2,416	2,427
Reinsurance assets	41,446	43,053
Other financial assets	5,628	4,800
Total	$362,627	$341,933

As at December 31, 2019, 99% (2018 – 99%) of debt securities were investment grade-rated with ratings ranging between AAA to BBB.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        145

(ii) Credit quality

Credit quality of commercial mortgages and private placements

Credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit-related exposures, considering both qualitative and quantitative factors.

A provision is recorded when the internal risk ratings indicate that a loss represents the most likely outcome. These assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table presents credit quality of commercial mortgages and private placements.

As at December 31, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$132	$1,374	$5,285	$2,039	$10	$–	$8,840
Office	77	1,540	5,808	1,402	26	18	8,871
Multi-family residential	640	1,585	2,397	714	35	–	5,371
Industrial	38	364	1,820	237	10	–	2,469
Other	260	739	976	1,290	–	8	3,273
Total commercial mortgages	1,147	5,602	16,286	5,682	81	26	28,824
Agricultural mortgages	–	27	137	312	–	–	476
Private placements	1,098	5,513	14,311	14,139	823	2,095	37,979
Total	$2,245	$11,142	$30,734	$20,133	$904	$2,121	$67,279

As at December 31, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$82	$1,524	$4,459	$2,227	$11	$74	$8,377
Office	56	1,495	5,454	1,650	45	6	8,706
Multi-family residential	613	1,427	2,407	839	37	–	5,323
Industrial	36	366	1,953	339	120	–	2,814
Other	289	334	1,167	1,191	–	14	2,995
Total commercial mortgages	1,076	5,146	15,440	6,246	213	94	28,215
Agricultural mortgages	–	163	–	389	–	–	552
Private placements	1,143	4,968	13,304	14,055	733	1,551	35,754
Total	$2,219	$10,277	$28,744	$20,690	$946	$1,645	$64,521

Credit quality of residential mortgages and loans to Bank clients

Credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

Full or partial write-offs of loans are recorded when management believes that there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table presents credit quality of residential mortgages and loans to Bank clients.

	2019(1)			2018
As at December 31,	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,613	$13,411	$20,024	$6,854	$12,696	$19,550
Non-performing	25	27	52	19	27	46
Loans to Bank clients
Performing	n/a	1,740	1,740	n/a	1,787	1,787
Non-performing	n/a	–	–	n/a	6	6
Total	$6,638	$15,178	$21,816	$6,873	$14,516	$21,389

(1)	Non-performing refers to assets that are 90 days or more past due.

The carrying value of government-insured mortgages was 14% of the total mortgage portfolio as at December 31, 2019 (2018 –15%). Most of these insured mortgages are residential loans as classified in the table above.

(iii) Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS debt securities. In addition, the Company reports as impairment certain declines in the fair value of debt securities designated as FVTPL which it deems represent an impairment.

146        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents past due but not impaired and impaired financial assets.

	Past due but not impaired
As at December 31, 2019	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$11	$–	$11	$167
AFS	4	1	5	–
Private placements	215	–	215	7
Mortgages and loans to Bank clients	61	–	61	59
Other financial assets	60	42	102	1
Total	$351	$43	$394	$234

	Past due but not impaired
As at December 31, 2018	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$14	$–	$14	$39
AFS	–	2	2	1
Private placements	15	–	15	18
Mortgages and loans to Bank clients	70	–	70	120
Other financial assets	77	26	103	1
Total	$176	$28	$204	$179

The following table presents gross carrying amount and allowances for loan losses for impaired loans.

As at December 31, 2019	Gross carrying value	Allowances for loan losses	Net carrying value
Private placements	$11	$4	$7
Mortgages and loans to Bank clients	75	16	59
Total	$86	$20	$66

As at December 31, 2018	Gross carrying value	Allowances for loan losses	Net carrying value
Private placements	$61	$43	$18
Mortgages and loans to Bank clients	172	52	120
Total	$233	$95	$138

The following table presents movement of allowance for loan losses during the year.

	2019			2018
For the years ended December 31,	Private placements	Mortgages and loans to Bank clients	Total	Private placements	Mortgages and loans to Bank clients	Total
Balance, January 1	$43	$52	$95	$39	$46	$85
Provisions	35	15	50	37	18	55
Recoveries	–	(46)	(46)	(27)	(9)	(36)
Write-offs(1)	(74)	(5)	(79)	(6)	(3)	(9)
Balance, December 31	$4	$16	$20	$43	$52	$95

(1)	Includes disposals and impact of changes in foreign exchange rates.

(b) Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral exceeding the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored daily and additional collateral is obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2019, the Company had loaned securities (which are included in invested assets) with a market value of $558 (2018 – $1,518). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        147

The Company engages in reverse repurchase transactions to generate fee income to take possession of securities to cover short positions in similar instruments and to meet short-term funding requirements. As at December 31, 2019, the Company had engaged in reverse repurchase transactions of $990 (2018 – $63) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $333 as at December 31, 2019 (2018 – $64) which are recorded as payables.

(c) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five-year term.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3) – Corporate debt
AA	$24	$–	1
A	371	5	1
BBB	107	1	2
Total single name CDS	$502	$6	1
Total CDS protection sold	$502	$6	1

As at December 31, 2018	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3) – Corporate debt
AA	$25	$–	2
A	447	7	2
BBB	180	2	2
Total single name CDS	$652	$9	2
Total CDS protection sold	$652	$9	2

(1)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Rating agency designations are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

The Company held no purchased credit protection as at December 31, 2019 and 2018.

(d) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated BBB+ or higher. As at December 31, 2019, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 23 per cent (2018 – 19 per cent). The Company’s exposure to credit risk was mitigated by $12,038 fair value of collateral held as security as at December 31, 2019 (2018 – $7,848).

As at December 31, 2019, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $3,047 (2018 – $2,269). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (2018 – $nil). As at December 31, 2019, the total maximum credit exposure related to derivatives across all counterparties, without considering the impact of master netting agreements and the benefit of collateral held, was $20,144 (2018 – $14,320).

(e) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

148        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$20,144	$(9,188)	$(10,889)	$67	$67
Securities lending	558	–	(558)	–	–
Reverse repurchase agreements	990	–	(989)	1	1
Total financial assets	$21,692	$(9,188)	$(12,436)	$68	$68
Financial liabilities
Derivative liabilities	$(11,345)	$9,188	$1,903	$(254)	$(53)
Repurchase agreements	(333)	–	330	(3)	(3)
Total financial liabilities	$(11,678)	$9,188	$2,233	$(257)	$(56)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2018	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$14,320	$(6,644)	$(7,431)	$245	$245
Securities lending	1,518	–	(1,518)	–	–
Reverse repurchase agreements	63	(63)	–	–	–
Total financial assets	$15,901	$(6,707)	$(8,949)	$245	$245
Financial liabilities
Derivative liabilities	$(8,716)	$6,644	$1,868	$(204)	$(33)
Repurchase agreements	(64)	63	1	–	–
Total financial liabilities	$(8,780)	$6,707	$1,869	$(204)	$(33)

(1)	Financial assets and liabilities include accrued interest of $696 and $1,061, respectively (2018 – $621 and $913, respectively).
(2)

Financial and cash collateral exclude over-collateralization. As at December 31, 2019, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $1,149, $526, $44 and $nil, respectively (2018 – $417, $405, $80 and $nil, respectively). As at December 31, 2019, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)

Includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts. Refer to note 17.

The Company has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        149

A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as a surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at December 31, 2019	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$782	$(782)	$–
Variable surplus note	(782)	782	–

As at December 31, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$679	$(679)	$–
Variable surplus note	(679)	679	–

(1)	As at December 31, 2019, the Company had no fixed surplus notes outstanding (December 31, 2018 – $nil).

(f) Risk concentrations

The Company defines enterprise-wide investment portfolio level targets and limits to ensure that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports its findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2019	2018
Debt securities and private placements rated as investment grade BBB or higher(1)	98%	98%
Government debt securities as a per cent of total debt securities	37%	38%
Government private placements as a per cent of total private placements	12%	11%
Highest exposure to a single non-government debt security and private placement issuer	$1,083	$1,013
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2019 – 56% of real estate, 2018 – 55%)	$7,279	$7,065
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2019 – 27%, 2018 – 26%)	$17,038	$16,092

(1)	Investment grade debt securities and private placements include 41% rated A, 17% rated AA and 16% rated AAA (2018 – 41%, 17% and 17%) investments based on external ratings where available.
(2)	Mortgages and real estate investments are diversified geographically and by property type.

The following table presents debt securities and private placements portfolio by sector and industry.

	2019		2018
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$77,883	33	$73,858	33
Utilities	44,426	19	41,929	19
Financial	31,929	13	31,340	14
Consumer	25,931	11	24,190	11
Energy	20,196	9	17,685	8
Industrial	19,024	8	17,508	8
Other	16,712	7	14,838	7
Total	$236,101	100	$221,348	100

(g) Insurance risk

Insurance risk is the risk of loss due to actual experience for mortality and morbidity claims, policyholder behaviour and expenses emerging differently than assumed when a product was designed and priced. A variety of assumptions are made related to these experience factors, for reinsurance costs, and for sales levels when products are designed and priced, as well as in the determination of policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions made by the Company. Claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. Some reinsurance rates are not guaranteed and may be changed unexpectedly. Adjustments the Company seeks to make to Non-Guaranteed elements to reflect changing experience factors may be challenged by regulatory or legal action and the Company may be unable to implement them or may face delays in implementation.

150        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The current global life retention limit is US$30 for individual policies (US$35 for survivorship life policies) and is shared across businesses. Lower limits are applied in some markets and jurisdictions. The Company aims to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, the Company aims to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risk.

(h) Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2019	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$255,999	$(40,944)	$215,055
Asia and Other	98,237	(502)	97,735
Total	$354,236	$(41,446)	$312,790

As at December 31, 2018	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$246,255	$(42,634)	$203,621
Asia and Other	85,830	(419)	85,411
Total	$332,085	$(43,053)	$289,032

(i) Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. To minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2019, the Company had $41,446 (2018 – $43,053) of reinsurance assets. Of this, 94 per cent (2018 – 94 per cent) were ceded to reinsurers with Standard and Poor’s ratings of A- or above. The Company’s exposure to credit risk was mitigated by $26,638 fair value of collateral held as security as at December 31, 2019 (2018 – $24,435). Net exposure after considering offsetting agreements and the benefit of the fair value of collateral held was $14,808 as at December 31, 2019 (2018 – $18,618).

Note 9    Long-Term Debt

(a) Carrying value of long-term debt instruments

As at December 31,	Issue date	Maturity date	Par value	2019	2018
4.70% Senior notes(1),(3)	June 23, 2016	June 23, 2046	US$ 1,000	$1,290	$1,355
5.375% Senior notes(2),(3)	March 4, 2016	March 4, 2046	US$ 750	962	1,010
3.527% Senior notes(2),(3)	December 2, 2016	December 2, 2026	US$ 270	350	367
4.150% Senior notes(2),(3)	March 4, 2016	March 4, 2026	US$ 1,000	1,292	1,356
4.90% Senior notes(2),(3)	September 17, 2010	September 17, 2020	US$ 500	649	681
Total				$4,543	$4,769

(1)	MFC may redeem the notes in whole, but not in part, on June 23, 2021 and thereafter on every June 23, at a redemption price equal to par, together with accrued and unpaid interest.
(2)

MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The specified number of basis points is as follows: 5.375% - 40 bps, 3.527% - 20 bps, 4.150% - 35 bps, and 4.90% - 35 bps.

(3)

These US dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

The cash amount of interest paid on long-term debt during the year ended December 31, 2019 was $216 (2018 – $222). Issue costs are amortized over the term of the debt.

(b) Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        151

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2019, the fair value of long-term debt was $5,078 (2018 – $4,886). Fair value of long-term debt was determined using Level 2 valuation techniques (2018 – Level 2).

(c) Aggregate maturities of long-term debt

As at December 31,	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2019	$649	$–	$–	$3,894	$4,543
2018	–	681	–	4,088	4,769

Note 10    Capital Instruments

(a) Carrying value of capital instruments

As at December 31,	Issuance date	Earliest par redemption date	Maturity date	Par value	2019	2018
7.535% MFCT II Senior debenture notes(1)	July 10, 2009	December 31, 2019	December 31, 2108	$ 1,000	$–	$1,000
JHFC Subordinated notes(2)	December 14, 2006	n/a	December 15, 2036	$ 650	647	647
4.061% MFC Subordinated notes(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$ 750	969	1,017
3.00% MFC Subordinated notes(4)	November 21, 2017	November 21, 2024	November 21, 2029	S$ 500	481	498
3.049% MFC Subordinated debentures(5)	August 18, 2017	August 20, 2024	August 20, 2029	$ 750	747	747
3.317% MFC Subordinated debentures(5)	May 9, 2018	May 9, 2023	May 9, 2028	$ 600	598	597
3.181% MLI Subordinated debentures(6)	November 20, 2015	November 22, 2022	November 22, 2027	$ 1,000	998	997
3.85% MFC Subordinated notes(4)	May 25, 2016	May 25, 2021	May 25, 2026	S$ 500	482	499
2.389% MLI Subordinated debentures(6)	June 1, 2015	January 5, 2021	January 5, 2026	$ 350	350	349
2.10% MLI Subordinated debentures(6)	March 10, 2015	June 1, 2020	June 1, 2025	$ 750	750	749
2.64% MLI Subordinated debentures(6),(7)	December 1, 2014	January 15, 2020	January 15, 2025	$ 500	500	500
2.811% MLI Subordinated debentures(8)	February 21, 2014	February 21, 2019	February 21, 2024	$ 500	–	500
7.375% JHUSA Surplus notes(9)	February 25, 1994	n/a	February 15, 2024	US$ 450	598	632
Total					$7,120	$8,732

(1)	MLI redeemed in full the 7.535% Manulife Financial Capital Trust II (“MFCT II”) Senior debenture notes at par, on December 30, 2019, together with accrued interest. Refer to note 17.
(2)

Issued by Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are wholly owned unconsolidated related parties to the Company. The note bears interest at a floating rate equal to the 90-day Bankers’ Acceptance rate plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. Refer to note 17.

(3)

On the earliest par redemption date, the interest rate will reset to equal the 5-Year US Dollar Mid-Swap Rate plus 1.647%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(4)

On the earliest par redemption date, the interest rate will reset to equal the 5-Year Singapore Dollar Swap Rate plus a specified number of basis points. The specified number of basis points is as follows: 3.00% – 83.2 bps, 3.85% – 197 bps. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date and thereafter on each interest payment date, at a redemption price equal to par, together with accrued and unpaid interest.

(5)

Interest is fixed for the period up to the earliest par redemption date, thereafter, the interest rate will reset to a floating rate equal to the 90-day Bankers’ Acceptance rate plus a specified number of basis points. The specified number of basis points is as follows: 3.049% – 105 bps, 3.317% – 78 bps. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(6)

Interest is fixed for the period up to the earliest par redemption date, thereafter the interest rate will reset to a floating rate equal to the 90-day Bankers’ Acceptance rate plus a specified number of basis points. The specified number of basis points is as follows: 3.181% – 157 bps, 2.389% – 83 bps, 2.10% – 72 bps, 2.64% – 73 bps. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(7)	MLI redeemed in full the 2.64% subordinated debentures at par, on January 15, 2020, the earliest par redemption date.
(8)	MLI redeemed in full the 2.811% subordinated debentures at par, on February 21, 2019, the earliest par redemption date.
(9)

Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Department of Insurance and Financial Services of the State of Michigan. The carrying value of the surplus notes reflects an unamortized fair value increment of US$17 (2018 – US$20), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

(b) Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2019, the fair value of capital instruments was $7,333 (2018 – $8,712). Fair value of capital instruments was determined using Level 2 valuation techniques (2018 – Level 2).

152        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Note 11    Share Capital and Earnings Per Share

The authorized capital of MFC consists of:

∎	an unlimited number of common shares without nominal or par value; and
∎	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a) Preferred shares

The following tables presents information about the outstanding preferred shares as at December 31, 2019 and 2018.

As at December 31, 2019	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
						2019	2018
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(4),(5),(7)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467	467
Series 25(4),(5),(8)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Total				156	$3,900	$3,822	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)

MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 15 on June 19, 2019 (the earliest redemption date). Dividend rate for Class 1 Shares Series 15 was reset as specified in footnote 4 above to an annual fixed rate of 3.786% for a five-year period commencing on June 20, 2019.

(8)	On February 20, 2018, MFC issued 10 million of Non-Cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share for gross proceeds of $250.

(b) Common shares

The following table presents changes in common shares issued and outstanding.

	2019		2018
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	1,971	$22,961	1,982	$22,989
Repurchased for cancellation	(58)	(677)	(23)	(269)
Issued under dividend reinvestment plan	31	739	9	182
Issued on exercise of stock options and deferred share units	5	104	3	59
Total	1,949	$23,127	1,971	$22,961

Normal Course Issuer Bid

On November 12, 2019, MFC announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase by MFC for cancellation of up to 58 million MFC common shares. Pursuant to the Notice of Intention filed with the TSX, purchases under the NCIB commenced on November 14, 2019 and will continue until November 13, 2020, when the NCIB expires, or such earlier date as MFC completes its purchases. As of December 31, 2019, MFC purchased and subsequently cancelled 6.3 million of its common shares pursuant to the NCIB at an average price of $25.91 per common share for a total cost of $163 million.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        153

MFC’s previous NCIB which was announced on November 12, 2018 and amended on February 19, 2019, expired on November 13, 2019. MFC purchased and subsequently cancelled 74.5 million of its common shares pursuant to the previous NCIB at an average price of $22.20 per common share for a total cost of $1.7 billion.

During 2019, MFC purchased and subsequently cancelled 57.6 million of its common shares at an average price of $23.22 per common share for a total cost of $1.3 billion, including 51.3 million common shares for a total cost of $1.2 billion that were purchased under the previous NCIB.

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the first three quarters of 2019, common shares in connection with DRIP were purchased on the open market with no applicable discount. For the dividend paid on December 19, 2019, the required common shares were purchased from treasury with a two per cent discount from the market price.

(c) Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

For the years ended December 31,	2019	2018
Basic earnings per common share	$2.77	$2.34
Diluted earnings per common share	2.77	2.33

The following is a reconciliation of the number of shares in the calculation of basic and diluted earnings per share.

For the years ended December 31,	2019	2018
Weighted average number of common shares (in millions)	1,958	1,983
Dilutive stock-based awards(1) (in millions)	4	5
Weighted average number of diluted common shares (in millions)	1,962	1,988

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was a weighted average of 9 million (2018 – 7 million) anti-dilutive stock-based awards.

(d) Quarterly dividend declaration subsequent to year end

On February 12, 2020, the Company’s Board of Directors approved a quarterly dividend of $0.28 per share on the common shares of MFC, payable on or after March 19, 2020 to shareholders of record at the close of business on February 25, 2020.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2020 to shareholders of record at the close of business on February 25, 2020.

Class A Shares Series 2 – $ 0.29063 per share	Class 1 Shares Series 13 – $ 0.275875 per share
Class A Shares Series 3 – $ 0.28125 per share	Class 1 Shares Series 15 – $ 0.236625 per share
Class 1 Shares Series 3 – $ 0.136125 per share	Class 1 Shares Series 17 – $ 0.2375 per share
Class 1 Shares Series 4 – $ 0.191413 per share	Class 1 Shares Series 19 – $ 0.2375 per share
Class 1 Shares Series 5 – $ 0.243188 per share	Class 1 Shares Series 21 – $ 0.35 per share
Class 1 Shares Series 7 – $ 0.2695 per share	Class 1 Shares Series 23 – $ 0.303125 per share
Class 1 Shares Series 9 – $ 0.271938 per share	Class 1 Shares Series 25 – $ 0.29375 per share
Class 1 Shares Series 11 – $ 0.295688 per share

Note 12    Capital Management

(a) Capital management

The Company monitors and manages its consolidated capital in compliance with the Life Insurance Capital Adequacy Test (“LICAT”) guideline, the capital framework issued by the Office of the Superintendent of Financial Institutions (“OSFI”) that became effective on January 1, 2018. Under this capital framework, the Company’s consolidated capital resources, including available capital, surplus allowance, and eligible deposits, are measured against the base solvency buffer, which is the risk-based capital requirement determined in accordance with the guideline.

The Company’s operating activities are mostly conducted within MLI and its subsidiaries. MLI is also regulated by OSFI and is therefore subject to consolidated risk-based capital requirements using the OSFI LICAT framework.

The Company seeks to manage its capital with the objectives of:

∎	Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
∎	Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and

154        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

∎	Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

The capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of the Company’s subsidiaries. Internal capital targets are set above the regulatory requirements, and consider a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and the Company’s own risk assessments. The Company monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

Consolidated capital, based on accounting standards, is presented in the table below for MFC. For regulatory reporting purposes, LICAT available capital is based on consolidated capital with adjustments for certain deductions, limits and restrictions, as mandated by the LICAT guideline.

Consolidated capital

As at December 31,	2019	2018
Total equity	$50,106	$47,151
Adjusted for AOCI loss on cash flow hedges	(143)	(127)
Total equity excluding AOCI on cash flow hedges	50,249	47,278
Qualifying capital instruments	7,120	8,732
Consolidated capital	$57,369	$56,010

(b) Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Companies Act (“ICA”). These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. These latter transactions would require the prior approval of OSFI.

The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.

Since the Company is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Note 13    Revenue from Service Contracts

The Company provides investment management services, administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and

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transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 19.

For the year ended December 31, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$177	$161	$542	$2,773	$(198)	$3,455
Transaction processing, administration, and service fees	268	827	17	2,048	–	3,160
Distribution fees and other	184	52	72	741	(44)	1,005
Total included in other revenue	629	1,040	631	5,562	(242)	7,620
Real estate management services included in net investment income	36	160	137	–	9	342
Total	$665	$1,200	$768	$5,562	$(233)	$7,962

For the year ended December 31, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$148	$149	$521	$2,809	$(236)	$3,391
Transaction processing, administration, and service fees	242	854	17	1,939	–	3,052
Distribution fees and other	246	49	617	724	(30)	1,606
Total included in other revenue	636	1,052	1,155	5,472	(266)	8,049
Real estate management services included in net investment income	31	160	147	–	10	348
Total	$667	$1,212	$1,302	$5,472	$(256)	$8,397

Note 14    Stock-Based Compensation

(a) Stock options

The Company grants stock options under its Executive Stock Option Plan (“ESOP”) to selected individuals. The options provide the holder the right to purchase MFC common shares at an exercise price equal to the higher of the prior day, prior five-day or prior ten-day average closing market price of the shares on the Toronto Stock Exchange on the date the options are granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. Effective with the 2015 grant, options may only be exercised after the fifth-year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

Options outstanding

	2019		2018
For the years ended December 31,	Number of options (in millions )	Weighted average exercise price	Number of options (in millions )	Weighted average exercise price
Outstanding, January 1	23	$20.29	25	$20.45
Granted	3	22.62	3	24.52
Exercised	(4)	18.79	(3)	17.77
Expired	–	18.88	(1)	37.35
Forfeited	(1)	23.41	(1)	21.24
Outstanding, December 31	21	$20.91	23	$20.29
Exercisable, December 31	5	$17.56	9	$18.08

	Options outstanding				Options exercisable
For the year ended December 31, 2019	Number of options (in millions	)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions	)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$12.64 - $20.99	8		$16.91	4.16	4		$16.07	1.85
$21.00 - $24.83	13		$23.19	6.94	1		$21.27	3.37
Total	21		$20.91	5.93	5		$17.56	2.29

156        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The weighted average fair value of each option granted in 2019 has been estimated at $4.57 (2018 – $4.97) using the Black-Scholes option-pricing model. The pricing model uses the following assumptions for these options: risk-free interest rate of 2.50% (2018 – 2.00%), dividend yield of 3.50% (2018 – 3.25%), expected volatility of 28.0% (2018 – 28.0%) and expected life of 6.3 (2018 – 6.3) years. Expected volatility is estimated by evaluating a number of factors including historical volatility of the share price over multi-year periods.

Compensation expense related to stock options was $11 for the year ended December 31, 2019 (2018 – $10).

(b) Deferred share units

In 2000, the Company granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. In 2019, nil DSUs were granted to employees under the ESOP (2018 – nil). The number of DSUs outstanding was 298,000 as at December 31, 2019 (2018 – 337,000).

In addition, for certain employees and pursuant to the Company’s deferred compensation program, the Company grants DSUs under the Restricted Share Units (“RSUs”) Plan which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2019, the Company granted 46,000 DSUs to certain employees which vest after 36 months (2018 – 55,000). In 2019, 49,000 DSUs (2018 – 8,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2019, 24,000 DSUs (2018 – nil) were granted to certain employees to defer payment of all or part of their RSUs and/or Performance Share Units (“PSUs”). These DSUs also vested immediately.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of the Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account, or at his or her direction, an equivalent number of common shares. The Company is allowed to issue up to one million common shares under this plan after which awards may be settled using shares purchased in the open market.

The fair value of 229,000 DSUs issued during the year was $26.36 per unit as at December 31, 2019 (2018 – 141,000 at $19.37 per unit).

For the years ended December 31, Number of DSUs (in thousands)	2019	2018
Outstanding, January 1	2,538	2,645
Issued	229	141
Reinvested	102	98
Redeemed	(416)	(346)
Forfeitures and cancellations	(58)	–
Outstanding, December 31	2,395	2,538

Of the DSUs outstanding as at December 31, 2019, 298,000 (2018 – 337,000) entitle the holder to receive common shares, 1,055,000 (2018 – 1,151,000) entitle the holder to receive payment in cash and 1,042,000 (2018 – 1,050,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Compensation expense related to DSUs was $10 for the year ended December 31, 2019 (2018 – $6).

The carrying and fair value of the DSUs liability as at December 31, 2019 was $55 (2018 – $43) and was included in other liabilities.

(c) Restricted share units and performance share units

For the year ended December 31, 2019, 6.5 million RSUs (2018 – 5.5 million) and 1.1 million PSUs (2018 – 0.8 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair value of the RSUs and PSUs granted during the year was $26.36 per unit as at December 31, 2019 (2018 – $19.37 per unit). Each RSU and PSU entitles the holder to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in February 2019 will vest after 36 months from their grant date and the related compensation expense is recognized over these periods, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs and PSUs was $128 and $17, respectively, for the year ended December 31, 2019 (2018 – $111 and $14, respectively).

The carrying and fair value of the RSUs and PSUs liability as at December 31, 2019 was $205 (2018 – $128) and was included in other liabilities.

(d) Global share ownership plan

The Company’s Global Share Ownership Plan allows qualifying employees to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        157

Note 15    Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

(a) Plan characteristics

The Company’s final average pay defined benefit pension plans and retiree welfare plans are closed to new members. All employees may participate in capital accumulation plans including defined benefit cash balance plans, 401(k) plans and/or defined contribution plans, depending on the country of employment.

During 2018, the Company implemented a voluntary exit program, as part of its Canadian operations transformation, and a North American voluntary early retirement program. Combined, these two programs resulted in the voluntary separation of 1,225 employees in Canada and 204 employees in the U.S. by the end of 2019. A curtailment loss of $22 resulting from these programs was recorded in earnings during 2018. This loss represents the increase in net defined benefit liability due to the affected employees separating sooner than had previously been assumed.

All pension arrangements are governed by local pension committees or management, but significant plan changes require approval from the Company’s Board of Directors.

The Company’s funding policy for defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.

The Company’s remaining defined benefit pension and/or retiree welfare plans are in the U.S., Canada, Japan, and Taiwan (China). There are also disability welfare plans in the U.S. and Canada.

The largest defined benefit pension and retiree welfare plans are the primary plans for employees in the U.S. and Canada. These are the material plans that are discussed in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

U.S. defined benefit pension and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a closed non-qualified cash balance plan, and a closed retiree welfare plan.

Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2020. There are no plan assets set aside for the non-qualified cash balance plan.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.

Canadian defined benefit pension and retiree welfare plans

The Company’s defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan, all of which have been closed to new members.

Actuarial valuations to determine the Company’s minimum funding contributions for the registered pension plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of ten years. For 2020, the required funding for these plans is expected to be $11. The supplemental non-registered pension plan is not funded.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. These subsidies are a fixed dollar amount for those who retired after April 30, 2013 and will be eliminated for those who retire after 2019. There are no assets set aside for this plan.

The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b) Risks

In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment and longevity risks are partially transferred to the employee.

158        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Material sources of risk to the Company for all plans include:

∎	A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;
∎	Lower than expected rates of mortality; and
∎	For retiree welfare plans, higher than expected health care costs.

The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed by investing significantly in asset classes which are highly correlated with the plans’ liabilities.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to increase the plan’s allocation to asset classes which are highly correlated with the plan’s liabilities and reduce investment risk as the funded status improves. As at December 31, 2019, the target asset allocation for the plan was 27% return-seeking assets and 73% liability-hedging assets.

In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2019, the target asset allocation for the plans was 20% return-seeking assets and 80% liability-hedging assets.

(c) Pension and retiree welfare plans

	Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018
Changes in defined benefit obligation:
Opening balance	$4,675	$4,706	$640	$665
Current service cost	40	42	–	–
Past service cost – amendments and curtailments	–	18	–	12
Interest cost	182	165	25	24
Plan participants’ contributions	1	1	3	4
Actuarial losses (gains) due to:
Experience	8	–	(10)	(7)
Demographic assumption changes	–	35	–	(1)
Economic assumption changes	413	(250)	56	(56)
Benefits paid	(358)	(304)	(46)	(45)
Impact of changes in foreign exchange rates	(144)	262	(23)	44
Defined benefit obligation, December 31	$4,817	$4,675	$645	$640

	Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018
Change in plan assets:
Fair value of plan assets, opening balance	$4,190	$4,328	$610	$587
Interest income	164	153	25	21
Return on plan assets (excluding interest income)	529	(315)	25	(16)
Employer contributions	75	79	12	10
Plan participants’ contributions	1	1	3	4
Benefits paid	(358)	(304)	(46)	(45)
Administration costs	(9)	(9)	(2)	(2)
Impact of changes in foreign exchange rates	(136)	254	(29)	51
Fair value of plan assets, December 31	$4,456	$4,187	$598	$610

(d) Amounts recognized in the Consolidated Statements of Financial Position

	Pension plans		Retiree welfare plans
As at December 31,	2019	2018	2019	2018
Development of net defined benefit liability
Defined benefit obligation	$4,817	$4,675	$645	$640
Fair value of plan assets	4,453	4,190	598	610
Deficit (surplus)	364	485	47	30
Effect of asset limit(1)	4	9	–	–
Deficit (surplus) and net defined benefit liability (asset)	368	494	47	30
Deficit is comprised of:
Funded or partially funded plans	(391)	(248)	(120)	(121)
Unfunded plans	759	742	167	151
Deficit (surplus) and net defined benefit liability (asset)	$368	$494	$47	$30

(1)

In 2018, the Company recognized an impairment of $9 on the net defined benefit asset for one of its registered pension plans in Canada. This was due to benefit changes for future service which reduced the economic benefit that can be derived by the Company from the plan’s surplus.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        159

(e) Disaggregation of defined benefit obligation

	U.S. plans				Canadian plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Active members	$550	$621	$31	$32	$301	$332	$25	$22
Inactive and retired members	2,529	2,431	447	457	1,437	1,291	142	129
Total	$3,079	$3,052	$478	$489	$1,738	$1,623	$167	$151

(f) Fair value measurements

The major categories of plan assets and the allocation to each category are as follows.

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2019	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$32	1%	$35	6%	$12	1%	$–	–
Equity securities(3)	563	19%	45	8%	311	21%	–	–
Debt securities	2,155	72%	511	85%	1,123	78%	–	–
Other investments(4)	255	8%	7	1%	2	0%	–	–
Total	$3,005	100%	$598	100%	$1,448	100%	$–	–

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2018	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$26	1%	$51	8%	$19	1%	$–	–
Equity securities(3)	500	17%	38	6%	269	20%	–	–
Debt securities	2,088	73%	514	85%	1,033	79%	–	–
Other investments(4)	252	9%	7	1%	3	0%	–	–
Total	$2,866	100%	$610	100%	$1,324	100%	$–	–

(1)

All the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 7% of all U.S. pension and retiree welfare plan assets as at December 31, 2019 (2018 – 7%).

(2)

All the Canadian pension plan assets have daily quoted prices in active markets, except for the group annuity contract assets that represent approximately 0.1% of all Canadian pension plan assets as at December 31, 2019 (2018 – 0.2%).

(3)	Equity securities include direct investments in MFC common shares of $1.3 (2018 – $0.9) in the U.S. retiree welfare plan and $nil (2018 – $nil) in Canada.
(4)	Other U.S. plan assets include investment in private equity, timberland and agriculture, and managed futures. Other Canadian pension plan assets include investment in the group annuity contract.

(g) Net benefit cost recognized in the Consolidated Statements of Income

Components of the net benefit cost for the pension plans and retiree welfare plans were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018
Defined benefit current service cost	$40	$42	$–	$–
Defined benefit administrative expenses	9	9	2	2
Past service cost – plan amendments and curtailments(1),(2)	–	18	–	12
Service cost	49	69	2	14
Interest on net defined benefit (asset) liability	18	12	–	3
Defined benefit cost	67	81	2	17
Defined contribution cost	80	78	–	–
Net benefit cost	$147	$159	$2	$17

(1)

Past service cost – plan amendments includes $8 for 2018 for a Canadian pension plan, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.

(2)

Past service cost – curtailments includes $22 for 2018 for the pension plans and retiree welfare plans in total, reflecting the cost of the voluntary exit and voluntary retirement programs described in section (a) of this note.

160        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(h) Re-measurement effects recognized in Other Comprehensive Income

	Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018
Actuarial gains (losses) on defined benefit obligations due to:
Experience	$(8)	$–	$10	$7
Demographic assumption changes	–	(35)	–	1
Economic assumption changes	(413)	250	(56)	56
Return on plan assets (excluding interest income)	529	(315)	25	(16)
Change in effect of asset limit	5	(9)	–	–
Total re-measurement effects	$113	$(109)	$(21)	$48

(i) Assumptions

The key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans were as follows.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018
To determine the defined benefit obligation at end of year(1):
Discount rate	3.2%	4.3%	3.2%	4.3%	3.1%	3.8%	3.1%	3.8%
Initial health care cost trend rate(2)	n/a	n/a	7.5%	7.8%	n/a	n/a	5.6%	5.7%
To determine the defined benefit cost for the year(1):
Discount rate	4.3%	3.6%	4.3%	3.6%	3.8%	3.5%	3.8%	3.6%
Initial health care cost trend rate(2)	n/a	n/a	7.8%	8.5%	n/a	n/a	5.7%	5.9%

(1)	Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.
(2)

The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 7.5% grading to 4.5% for 2032 and years thereafter (2018 – 7.8% grading to 5.0% for 2030) and to measure the net benefit cost was 7.8% grading to 5.0% for 2030 and years thereafter (2018 – 8.5% grading to 5.0% for 2032). In Canada, the rate used to measure the retiree welfare obligation was 5.6% grading to 4.8% for 2026 and years thereafter (2018 – 5.7% grading to 4.8% for 2026) and to measure the net benefit cost was 5.7% grading to 4.8% for 2026 and years thereafter (2018 – 5.9% grading to 4.8% for 2026).

Assumptions regarding future mortality are based on published statistics and mortality tables. The current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans are as follows.

As at December 31, 2019	U.S.	Canada
Life expectancy (in years) for those currently age 65
Males	22.6	23.7
Females	24.1	25.6
Life expectancy (in years) at age 65 for those currently age 45
Males	24.2	24.7
Females	25.7	26.5

(j) Sensitivity of assumptions on obligations

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The potential impact on the obligations arising from changes in the key assumptions is set out in the following table. The sensitivities assume all other assumptions are held constant. In actuality, inter-relationships with other assumptions may exist.

As at December 31, 2019	Pension plans	Retiree welfare plans
Discount rate:
Impact of a 1% increase	$(443)	$(66)
Impact of a 1% decrease	525	80
Health care cost trend rate:
Impact of a 1% increase	n/a	20
Impact of a 1% decrease	n/a	(17)
Mortality rates(1)
Impact of a 10% decrease	136	14

(1)

If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.9 years for U.S. males and females and 0.8 years for Canadian males and females.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        161

(k) Maturity profile

The weighted average duration (in years) of the defined benefit obligations is as follows.

	Pension plans		Retiree welfare plans
As at December 31,	2019	2018	2019	2018
U.S. plans	9.3	8.8	9.7	9.0
Canadian plans	12.3	12.4	14.3	14.3

(l) Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans, are as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2019	2018	2019	2018
Defined benefit plans	$75	$79	$12	$10
Defined contribution plans	80	78	–	–
Total	$155	$157	$12	$10

The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2020 is $77 for defined benefit pension plans, $80 for defined contribution pension plans and $12 for retiree welfare plans.

Note 16    Income Taxes

(a) Income tax expense

The following table presents income tax expense (recovery) recognized in the Consolidated Statements of Income.

For the years ended December 31,	2019	2018
Current tax
Current year	$1,246	$(327)
Adjustments related to prior year	(74)	29
Total current tax	1,172	(298)
Deferred tax
Change related to temporary differences	(454)	1,250
Impact of U.S. Tax Reform	–	(320)
Total deferred tax	(454)	930
Income tax expense	$718	$632

The following table discloses income tax expense (recovery) recognized directly in equity.

For the years ended December 31,	2019	2018
Recognized in other comprehensive income
Current income tax expense (recovery)	$92	$2
Deferred income tax expense (recovery)	366	(148)
Total recognized in other comprehensive income	$458	$(146)
Recognized in equity, other than other comprehensive income
Current income tax expense (recovery)	$5	$6
Deferred income tax expense (recovery)	(6)	(7)
Total income tax recognized directly in equity	$(1)	$(1)

(b) Current tax receivable and payable

As at December 31, 2019, the Company had approximately $600 and $121 of current tax receivable and current tax payable, respectively (2018 – $1,712 and $118).

162        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

(c) Tax reconciliation

The effective income tax rate reflected in the Consolidated Statements of Income varies from the Canadian tax rate of 26.75 per cent for the year ended December 31, 2019 (2018 – 26.75 per cent) due to the following reasons.

For the years ended December 31,	2019	2018
Income before income taxes	$6,220	$5,519
Income tax expense at Canadian statutory tax rate	$1,664	$1,476
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(260)	(200)
Differences in tax rate on income not subject to tax in Canada	(754)	(391)
Adjustments to taxes related to prior years	(106)	(71)
Impact of U.S. Tax Reform	–	(320)
Other differences	174	138
Income tax expense	$718	$632

Impact of U.S. Tax Reform

On December 22, 2017, the U.S. government enacted new tax legislation with broad and complex changes to the U.S. tax code, effective January 1, 2018. In 2018, the Company finalized its estimate of the impact of these changes and reported a gain of $124 including a $196 increase in insurance contract liabilities. Refer to note 6(g) for the impact of U.S. Tax Reform on the Company’s insurance contract liabilities.

(d) Deferred tax assets and liabilities

The following table presents the Company’s deferred tax assets and liabilities reflected on the Consolidated Statement of Financial Position.

As at December 31,	2019	2018
Deferred tax assets	$4,574	$4,318
Deferred tax liabilities	(1,972)	(1,814)
Net deferred tax assets (liabilities)	$2,602	$2,504

The following table presents movement of deferred tax assets and liabilities.

As at December 31, 2019	Balance, January 1, 2019	Disposals	Recognized in Income Statement	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance, December 31, 2019
Loss carry forwards	$1,019	$(18)	$(278)	$–	$(1)	$(17)	$705
Actuarial liabilities	5,466	–	3,093	–	(1)	(115)	8,443
Pensions and post-employment benefits	242	–	4	(20)	–	–	226
Tax credits	261	–	(253)	–	–	(8)	–
Accrued interest	1	–	–	–	–	–	1
Real estate	(959)	–	(110)	–	–	23	(1,046)
Securities and other investments	(2,689)	–	(1,863)	(347)	39	156	(4,704)
Sale of investments	(87)	–	17	–	–	1	(69)
Goodwill and intangible assets	(847)	–	(49)	–	–	20	(876)
Other	97	(37)	(107)	1	(31)	(1)	(78)
Total	$2,504	$(55)	$454	$(366)	$6	$59	$2,602

As at December 31, 2018	Balance, January 1, 2018	Disposals	Recognized in Income Statement	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance, December 31, 2018
Loss carry forwards	$596	$–	$387	$–	$7	$29	$1,019
Actuarial liabilities	7,878	–	(2,697)	–	3	282	5,466
Pensions and post-employment benefits	208	–	27	7	–	–	242
Tax credits	454	–	(224)	–	–	31	261
Accrued interest	1	–	–	–	–	–	1
Real estate	(1,062)	–	150	(1)	–	(46)	(959)
Securities and other investments	(3,807)	–	1,234	136	1	(253)	(2,689)
Sale of investments	(105)	–	18	–	–	–	(87)
Goodwill and intangible assets	(825)	–	18	–	–	(40)	(847)
Other	(50)	–	157	6	(4)	(12)	97
Total	$3,288	$–	$(930)	$148	$7	$(9)	$2,504

The total deferred tax assets as at December 31, 2019 of $4,574 (2018 – $4,318) include $98 (2018 – $3,508) where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        163

As at December 31, 2019, tax loss carryforwards available were approximately $3,440 (2018 – $4,838) of which $3,293 expire between the years 2022 and 2039 while $147 have no expiry date, and capital loss carryforwards available were approximately $31 (2018 – $20) and have no expiry date. A $705 (2018 – $1,019) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2019, and a benefit of $93 (2018 – $121) has not been recognized. In addition, the Company has approximately $157 (2018 – $426) of tax credit carryforwards which will expire between the years 2027 and 2029 of which a benefit of $157 (2018 – $165) has not been recognized.

The total deferred tax liability as at December 31, 2019 was $1,972 (2018 – $1,814). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company’s own investments in subsidiaries is not included in the Consolidated Financial Statements and was $19,623 (2018 – $16,570).

Note 17    Interests in Structured Entities

The Company is involved with both consolidated and unconsolidated structured entities (“SEs”) which are established to generate investment and fee income. The Company is also involved with SEs that are used to facilitate financing for the Company. These entities may have some or all the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital.

The Company only discloses its involvement in significant consolidated and unconsolidated SEs. In assessing the significance, the Company considers the nature of its involvement with the SE, including whether it is sponsored by the Company (i.e. initially organized and managed by the Company). Other factors considered include the Company’s investment in the SE as compared to total investments, its returns from the SE as compared to total net investment income, the SE’s size as compared to total funds under management, and its exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, when it does not have a contractual obligation to do so.

(a) Consolidated SEs

Investment SEs

The Company acts as an investment manager of timberlands and timber companies. The Company’s general fund and segregated funds invest in many of these companies. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited (“HVPH”). HVPH is a SE primarily because the Company’s employees exercise voting rights over it on behalf of other investors. As at December 31, 2019, the Company’s consolidated timber assets relating to HVPH were $936 (2018 – $920). The Company does not provide guarantees to other parties against the risk of loss from HVPH.

Financing SEs

The Company securitizes certain insured and variable rate commercial and residential mortgages and HELOC. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company’s funding. Further information regarding the Company’s mortgage securitization program is included in note 3.

(b) Unconsolidated SEs

Investment SEs

The following table presents the Company’s investments and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from these SEs.

	Company’s investment(1)		Company’s maximum exposure to loss(2)
As at December 31,	2019	2018	2019	2018
Leveraged leases(3)	$3,371	$3,575	$3,371	$3,575
Timberland companies(4)	752	788	765	821
Real estate companies(5)	541	413	541	413
Total	$4,664	$4,776	$4,677	$4,809

(1)	The Company’s investments in these unconsolidated SEs are included in invested assets and the Company’s returns from them are included in net investment income and AOCI.
(2)

The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company’s investment commitments are disclosed in note 18. The maximum loss is expected to occur only upon the entity’s bankruptcy/liquidation, or in case a natural disaster in the case of the timber companies.

(3)

These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased to third-party lessees under long-term leases. The Company owns equity capital in these business trusts. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not have decision-making power over them.

(4)

These entities own and operate timberlands. The Company invests in their equity and debt. The Company’s returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

(5)

These entities, which include the Manulife U.S. REIT, own and manage commercial real estate. The Company invests in their equity. The Company’s returns include investment income, investment management fees, property management fees, acquisition/disposition fees, and leasing fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

164        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Financing SEs

The Company’s interests and maximum exposure to loss from significant unconsolidated financing SEs are as follows.

	Company’s interests(1)
As at December 31,	2019	2018
Manulife Finance (Delaware), L.P.(2)	$852	$821
Manulife Financial Capital Trust II(3)	1	999
Total	$853	$1,820

(1)	The Company’s interests include amounts borrowed from the SEs and the Company’s investment in their subordinated capital, and foreign currency and interest swaps with them, if any.
(2)	This entity is a wholly-owned partnership used to facilitate the Company’s financing. Refer to notes 10 and 18.
(3)

This entity is an open-ended trust that was used to facilitate the Company’s financing. The Company redeemed all of its outstanding $1 billion principal amount of MFCT II Senior debenture notes, at par, on December 30, 2019. Using these proceeds, the trust redeemed MFCT II Series 1 held by 3rd parties, at par, on December 31, 2019. Refer to note 10.

(i) Other invested assets

The Company has investment relationships with a variety of other entities, which result from its direct investment in their debt and/or equity and which have been assessed for control. These other entities’ investments include but are not limited to investments in power and infrastructure, oil and gas, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. Most of these other entities are not sponsored by the Company. The Company’s involvement with these other entities is not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company’s maximum exposure to losses because of its involvement with these other entities is limited to its investment in them and amounts committed to be invested but not yet funded. The Company records its income from these entities in net investment income and AOCI. The Company does not provide guarantees to other parties against the risk of loss from these other entities.

(ii) Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, to generate investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 3. The Company’s maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage-backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.

The following table presents investments in securitized holdings by the type and asset quality.

	2019				2018
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$1,580	$7	$1,218	$2,805	$2,471
AA	–	–	648	648	306
A	69	7	296	372	453
BBB	–	–	63	63	70
Total company exposure	$1,649	$14	$2,225	$3,888	$3,300

(iii) Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds. Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

The Company’s relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company’s interest in mutual funds is limited to its investment and fees earned, if any. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets, refer to note 3. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company’s investment in startup capital of mutual funds as at December 31, 2019 was $1,576 (2018 – $1,711). The Company’s retail mutual fund assets under management as at December 31, 2019 were $217,015 (2018 – $188,729).

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        165

Note 18    Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life policies issued between 2003 and 2009 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the U.S. District Court for the Southern District of NY. The two cases were determined to be related, and they were assigned to the same judge. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits. In addition to the consolidated class action, there are six non-class lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except one, is brought by plaintiffs owning multiple policies and by entities managing them for investment purposes. Two of the non-class lawsuits are pending in New York state court; two of the lawsuits are pending in the U.S. District Court for the Southern District of New York; and the last two lawsuits are pending in the U.S. District Court for the Central District of California. Whether individually or on a combined basis, it remains premature, given the procedural status of these cases, as well as the relatively early development of parties’ respective legal theories, to provide a reliable estimate of potential outcomes.

(b) Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $8,682 (2018 – $10,372) of outstanding investment commitments as at December 31, 2019, of which $411 (2018 – $888) mature in 30 days, $2,507 (2018 – $3,546) mature in 31 to 365 days and $5,764 (2018 – $5,938) mature after one year.

(c) Letters of credit

In the normal course of business, third-party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2019, letters of credit for which third parties are beneficiary, in the amount of $57 (2018 – $74), were outstanding.

(d) Guarantees

(i) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.

(ii) Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. MFC has also provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

166        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the year ended December 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$371	$79,711	$417	$(929)	$79,570	$32
Net income (loss) attributed to shareholders	5,602	5,963	(401)	(5,562)	5,602	(1)

For the year ended December 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$443	$38,994	$434	$(899)	$38,972	$62
Net income (loss) attributed to shareholders	4,800	5,076	(419)	(4,657)	4,800	22
Condensed Consolidated Statements of Financial Position
As at December 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$378,496	$10	$–	$378,527	$6
Total other assets	57,474	87,774	3	(57,756)	87,495	1,088
Segregated funds net assets	–	343,108	–	–	343,108	–
Insurance contract liabilities	–	351,161	–	–	351,161	–
Investment contract liabilities	–	3,104	–	–	3,104	–
Segregated funds net liabilities	–	343,108	–	–	343,108	–
Total other liabilities	8,357	53,998	–	(704)	61,651	858

As at December 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$353,632	$11	$–	$353,664	$ 11
Total other assets	54,346	83,523	3	(54,474)	83,398	1,059
Segregated funds net assets	–	313,209	–	–	313,209	–
Insurance contract liabilities	–	328,654	–	–	328,654	–
Investment contract liabilities	–	3,265	–	–	3,265	–
Segregated funds net liabilities	–	313,209	–	–	313,209	–
Total other liabilities	8,403	50,043	–	(454)	57,992	833

(iii) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 23.

(e) Pledged assets

In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for providing collateral to the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if there is a decrease in the net exposure due to market value changes.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        167

The amounts pledged are as follows.

	2019		2018
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$4,257	$17	$3,655	$102
Regulatory requirements	433	67	412	84
Repurchase agreements	330	–	64	–
Non-registered retirement plans in trust	–	407	–	420
Other	3	331	3	301
Total	$5,023	$822	$4,134	$907

(f) Lease obligations

The Company has a number of lease obligations, primarily for the use of office space. The aggregate future minimum lease payments under non-cancelable leases are $374 (2018 – $575). Payments by year are included in the “Risk Management” section of the Company’s 2019 MD&A under Liquidity Risk.

(g) Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

(h) Fixed surplus notes

A third party contractually provides standby financing arrangements for the Company’s U.S. operations under which, in certain circumstances, funds may be provided in exchange for the issuance of fixed surplus notes. As at December 31, 2019, the Company had no fixed surplus notes outstanding.

Note 19    Segmented Information

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – include mutual funds and exchange-traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; Property and Casualty (“P&C”) Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health.

Reporting segments

Effective January 1, 2019, the Company updated its methodology for allocating capital and the related earnings to each reporting segment from the Corporate and Other segment.

168        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents results by reporting segments.

As at and for the year ended December 31, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$17,107	$8,714	$6,522	$–	$112	$32,455
Annuities and pensions	2,900	361	(138)	–	–	3,123
Net premium income	20,007	9,075	6,384	–	112	35,578
Net investment income (loss)	7,451	9,446	15,556	33	1,107	33,593
Other revenue	1,215	1,088	2,654	5,562	(120)	10,399
Total revenue	28,673	19,609	24,594	5,595	1,099	79,570
Contract benefits and expenses
Life and health insurance	17,975	10,572	19,320	–	(36)	47,831
Annuities and pensions	3,090	4,312	599	83	–	8,084
Net benefits and claims	21,065	14,884	19,919	83	(36)	55,915
Interest expense	236	508	43	6	526	1,319
Other expenses	5,148	3,237	2,944	4,362	425	16,116
Total contract benefits and expenses	26,449	18,629	22,906	4,451	915	73,350
Income (loss) before income taxes	2,224	980	1,688	1,144	184	6,220
Income tax recovery (expense)	(277)	25	(260)	(122)	(84)	(718)
Net income (loss)	1,947	1,005	1,428	1,022	100	5,502
Less net income (loss) attributed to:
Non-controlling interests	228	–	–	–	5	233
Participating policyholders	(216)	(117)	–	–	–	(333)
Net income (loss) attributed to shareholders	$1,935	$1,122	$1,428	$1,022	$95	$5,602
Total assets	$127,367	$159,042	$274,993	$216,348	$31,380	$809,130

As at and for the year ended December 31, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$14,938	$8,975	$6,341	$–	$98	$30,352
Annuities and pensions(1)	3,175	452	(9,967)	–	–	(6,340)
Net premium income	18,113	9,427	(3,626)	–	98	24,012
Net investment income (loss)	301	2,725	1,670	(9)	(155)	4,532
Other revenue	1,296	1,446	2,542	5,472	(328)	10,428
Total revenue	19,710	13,598	586	5,463	(385)	38,972
Contract benefits and expenses
Life and health insurance	10,875	8,044	4,255	–	(37)	23,137
Annuities and pensions	1,986	518	(9,784)	77	–	(7,203)
Net benefits and claims	12,861	8,562	(5,529)	77	(37)	15,934
Interest expense	187	447	56	2	583	1,275
Other expenses	4,749	3,063	3,428	4,322	682	16,244
Total contract benefits and expenses	17,797	12,072	(2,045)	4,401	1,228	33,453
Income (loss) before income taxes	1,913	1,526	2,631	1,062	(1,613)	5,519
Income tax recovery (expense)	(361)	(311)	(340)	(108)	488	(632)
Net income (loss)	1,552	1,215	2,291	954	(1,125)	4,887
Less net income (loss) attributed to:
Non-controlling interests	208	–	–	–	6	214
Participating policyholders	(360)	233	–	–	–	(127)
Net income (loss) attributed to shareholders	$1,704	$982	$2,291	$954	$(1,131)	$4,800
Total assets	$113,781	$149,219	$270,601	$194,214	$22,456	$750,271

(1)	In 2018, the Company ceded premiums to RGA and Jackson for the JHNY transactions, refer to note 6(k) for details.

Geographical location

The results of the Company’s reporting segments differ from its geographical location primarily due to the allocation of Global WAM and Corporate and Other segments into the geographical location to which its businesses relate.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        169

The following table presents results by geographical location.

For the year ended December 31, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$17,178	$8,388	$6,523	$366	$32,455
Annuities and pensions	2,900	361	(138)	–	3,123
Net premium income	20,078	8,749	6,385	366	35,578
Net investment income (loss)	7,750	9,801	15,816	226	33,593
Other revenue	2,100	2,651	5,641	7	10,399
Total revenue	$29,928	$21,201	$27,842	$599	$79,570

For the year ended December 31, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$15,010	$8,561	$6,342	$439	$30,352
Annuities and pensions	3,175	452	(9,967)	–	(6,340)
Net premium income	18,185	9,013	(3,625)	439	24,012
Net investment income (loss)	371	2,933	1,032	196	4,532
Other revenue	2,115	2,904	5,395	14	10,428
Total revenue	$20,671	$14,850	$2,802	$649	$38,972

Note 20    Related Parties

The Company enters into transactions with related parties in the normal course of business and at the terms that would exist in arm’s-length transactions.

(a) Transactions with certain related parties

Transactions with MFLP, a wholly owned unconsolidated partnership, and MFCT, a wholly owned unconsolidated trust, are described in notes 10, 17 and 18. Refer to note 3(a) for additional transactions with related parties.

(b) Compensation of key management personnel

The Company’s key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key personnel. A summary of compensation of key management personnel is as follows.

For the years ended December 31,	2019	2018
Short-term employee benefits	$67	$65
Post-employment benefits	5	5
Share-based payments	55	50
Termination benefits	8	5
Other long-term benefits	2	2
Total	$137	$127

Note 21    Subsidiaries

The following is a list of Manulife’s directly and indirectly held major operating subsidiaries.

As at December 31, 2019 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
The Manufacturers Life Insurance Company	$56,795	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	$21,673	Calgary, Canada	Holding company
John Hancock Financial Corporation		Boston, Massachusetts, U.S.A.	Holding company
The Manufacturers Investment Corporation		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Reassurance Company Ltd.		Boston, Massachusetts, U.S.A.	Captive insurance subsidiary that provides life, annuity and long-term care reinsurance to affiliates

170        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

As at December 31, 2019 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
John Hancock Life Insurance Company (U.S.A.)		Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Financial Network, Inc.		Boston, Massachusetts, U.S.A.	Financial services distribution organization
John Hancock Investment Management LLC		Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Investment Management Distributors LLC		Boston, Massachusetts, U.S.A.	Broker-dealer
Manulife Investment Management (US) LLC		Boston, Massachusetts, U.S.A.	Investment advisor
Hancock Natural Resource Group, Inc.		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York		New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Variable Trust Advisers LLC		Boston, Massachusetts, U.S.A.	Investment advisor for open-end mutual funds
John Hancock Life & Health Insurance Company		Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC		Boston, Massachusetts, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.		Boston, Massachusetts, U.S.A.	Insurance agency
Manulife Reinsurance Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited		Hamilton, Bermuda	Provides life and annuity reinsurance to affiliates
Manulife Bank of Canada	$1,570	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Investment Management Holdings (Canada) Limited	$935	Toronto, Canada	Holding company
Manulife Investment Management Limited		Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	$7	Toronto, Canada	Property and casualty insurance company
NAL Resources Management Limited	$8	Calgary, Canada	Management company for oil and gas properties
Manulife Resources Limited	$19	Calgary, Canada	Holds oil and gas properties
Manulife Property Limited Partnership	$4	Toronto, Canada	Holds oil and gas royalties
Manulife Property Limited Partnership II	$835	Toronto, Canada	Holds oil and gas royalties and foreign bonds and equities
Manulife Western Holdings Limited Partnership		Calgary, Canada	Holds oil and gas properties
Manulife Securities Investment Services Inc.	$72	Oakville, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	$17,597	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited		St. Michael, Barbados	Provides property and casualty reinsurance
Manulife Financial Asia Limited		Hong Kong, China	Holding company
Manulife (Cambodia) PLC		Phnom Penh, Cambodia	Life insurance company
Manufacturers Life Reinsurance Limited		St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited		Ho Chi Minh City, Vietnam	Life insurance company
Manulife Investment Fund Management (Vietnam) Company Limited		Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited		Hong Kong, China	Holding company

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        171

As at December 31, 2019 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
Manulife (International) Limited		Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)		Shanghai, China	Life insurance company
Manulife Investment Management International Holdings Limited		Hong Kong, China	Holding company
Manulife Investment Management (Hong Kong) Limited		Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Investment Management (Taiwan) Co., Ltd.		Taipei, Taiwan (China)	Asset management company
Manulife Life Insurance Company (Japan)		Tokyo, Japan	Life insurance company
Manulife Asset Management (Japan) Limited		Tokyo, Japan	Investment management and advisory company and mutual fund business
Manulife Insurance (Thailand) Public Company Limited (85.6%)(1)		Bangkok, Thailand	Life insurance company
Manulife Asset Management (Thailand) Company Limited (93.0%)(1)		Bangkok, Thailand	Investment management company
Manulife Holdings Berhad (59.5%)		Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (59.5%)		Kuala Lumpur, Malaysia	Life insurance company
Manulife Investment Management (Malaysia) Bhd (59.5%)		Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.		Singapore	Life insurance company
Manulife Investment Management (Singapore) Pte. Ltd.		Singapore	Asset management company
The Manufacturers Life Insurance Co. (Phils.), Inc.		Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)		Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia	$812	Jakarta, Indonesia	Life insurance company
PT Manulife Aset Manajemen Indonesia		Jakarta, Indonesia	Investment management and investment advisor
Manulife Investment Management (Europe) Limited	$25	London, England	Investment management company for Manulife Financial’s international funds
Manulife Assurance Company of Canada	$68	Toronto, Canada	Life insurance company
EIS Services (Bermuda) Limited	$980	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	$1,637	Toronto, Canada	Investment holding company
JH Investments (Delaware), LLC		Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	$117	Oakville, Canada	Investment dealer
Manulife Investment Management (North America) Limited	$4	Toronto, Canada	Investment advisor

(1)

MFC voting rights percentages are the same as the ownership percentages except for Manulife Insurance (Thailand) Public Company Limited and Manulife Asset Management (Thailand) Company Limited where MFC’s voting rights are 97.0% and 98.5%, respectively.

Note 22    Segregated Funds

The Company manages segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The Company retains legal title to the underlying investments; however, returns from these investments belong to the policyholders. Accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products. The “Risk Management” section of the Company’s 2019 MD&A provides information regarding the variable annuity and segregated fund guarantees.

172        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The composition of net assets by categories of segregated funds was within the following ranges for the years ended December 31, 2019 and 2018.

Ranges in per cent
Type of fund	2019	2018
Money market funds	2% to 3%	2% to 3%
Fixed income funds	14% to 15%	14% to 15%
Balanced funds	24% to 25%	25% to 26%
Equity funds	58% to 60%	58% to 60%

Money market funds consist of investments that have a term to maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield bonds. Relative to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”), some of which may be structured entities. The carrying value and change in segregated funds net assets are as follows. Fair value related information of segregated funds is disclosed in note 3(g).

Segregated funds net assets

As at December 31,	2019	2018
Investments at market value
Cash and short-term securities	$3,364	$3,700
Debt securities	16,883	15,313
Equities	12,989	11,661
Mutual funds	304,753	277,133
Other investments	4,785	4,678
Accrued investment income	1,678	1,811
Other assets and liabilities, net	(975)	(700)
Total segregated funds net assets	$343,477	$313,596
Composition of segregated funds net assets
Held by policyholders	$343,108	$313,209
Held by the Company	369	387
Total segregated funds net assets	$343,477	$313,596

Changes in segregated funds net assets

For the years ended December 31,	2019	2018
Net policyholder cash flow
Deposits from policyholders	$38,561	$38,236
Net transfers to general fund	(1,000)	(1,089)
Payments to policyholders	(49,372)	(47,475)
	(11,811)	(10,328)
Investment related
Interest and dividends	18,872	19,535
Net realized and unrealized investment gains (losses)	37,643	(34,683)
	56,515	(15,148)
Other
Management and administration fees	(3,926)	(3,985)
Impact of changes in foreign exchange rates	(10,897)	18,249
	(14,823)	14,264
Net additions (deductions)	29,881	(11,212)
Segregated funds net assets, beginning of year	313,596	324,808
Segregated funds net assets, end of year	$343,477	$313,596

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        173

These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type.

Note 23    Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in the MFC and its subsidiaries registration statements that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

JHUSA maintains a book of deferred annuity contracts that feature a market value adjustment, some of which are registered with the Commission. The deferred annuity contracts may contain variable investment options along with fixed investment period options, or may offer only fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment of JHUSA’s obligations under the MVAs and under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. MFC’s assets primarily consist of investments in its subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 12.

In the United States, insurance laws in Michigan, New York, and Massachusetts, the jurisdictions in which certain of MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 12.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

174        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

The following condensed consolidated financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidated Statement of Financial Position

As at December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$107,746	$271,100	$(340)	$378,527
Investments in unconsolidated subsidiaries	57,068	7,467	16,983	(81,518)	–
Reinsurance assets	–	61,310	10,080	(29,944)	41,446
Other assets	406	20,859	45,111	(20,327)	46,049
Segregated funds net assets	–	181,982	162,845	(1,719)	343,108
Total assets	$57,495	$379,364	$506,119	$(133,848)	$809,130
Liabilities and equity
Insurance contract liabilities	$–	$157,398	$224,378	$(30,615)	$351,161
Investment contract liabilities	–	1,091	2,014	(1)	3,104
Other liabilities	537	21,311	48,226	(20,086)	49,988
Long-term debt	4,543	–	–	–	4,543
Capital instruments	3,277	599	3,244	–	7,120
Segregated funds net liabilities	–	181,982	162,845	(1,719)	343,108
Shareholders’ equity	49,138	16,983	64,444	(81,427)	49,138
Participating policyholders’ equity	–	–	(243)	–	(243)
Non-controlling interests	–	–	1,211	–	1,211
Total liabilities and equity	$57,495	$379,364	$506,119	$(133,848)	$809,130

Condensed Consolidated Statement of Financial Position

As at December 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$105,043	$248,962	$(362)	$353,664
Investments in unconsolidated subsidiaries	54,015	7,356	17,738	(79,109)	–
Reinsurance assets	–	63,435	9,136	(29,518)	43,053
Other assets	331	17,025	42,534	(19,545)	40,345
Segregated funds net assets	–	168,476	146,671	(1,938)	313,209
Total assets	$54,367	$361,335	$465,041	$(130,472)	$750,271
Liabilities and equity
Insurance contract liabilities	$–	$155,162	$203,682	$(30,190)	$328,654
Investment contract liabilities	–	1,191	2,076	(2)	3,265
Other liabilities	275	18,136	45,393	(19,313)	44,491
Long-term debt	4,769	–	–	–	4,769
Capital instruments	3,359	632	4,741	–	8,732
Segregated funds net liabilities	–	168,476	146,671	(1,938)	313,209
Shareholders’ equity	45,964	17,738	61,291	(79,029)	45,964
Participating policyholders’ equity	–	–	94	–	94
Non-controlling interests	–	–	1,093	–	1,093
Total liabilities and equity	$54,367	$361,335	$465,041	$(130,472)	$750,271

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        175

Condensed Consolidated Statement of Income

For the year ended December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Gross premiums	$–	$8,599	$33,620	$(1,160)	$41,059
Premiums ceded to reinsurers	–	(3,575)	(3,066)	1,160	(5,481)
Net premium income	–	5,024	30,554	–	35,578
Net investment income (loss)	355	12,128	22,108	(998)	33,593
Net other revenue	16	2,866	11,447	(3,930)	10,399
Total revenue	371	20,018	64,109	(4,928)	79,570
Contract benefits and expenses
Net benefits and claims	–	17,133	41,220	(2,438)	55,915
Commissions, investment and general expenses	20	3,299	13,938	(1,530)	15,727
Other expenses	421	206	2,041	(960)	1,708
Total contract benefits and expenses	441	20,638	57,199	(4,928)	73,350
Income (loss) before income taxes	(70)	(620)	6,910	–	6,220
Income tax (expense) recovery	18	347	(1,083)	–	(718)
Income (loss) after income taxes	(52)	(273)	5,827	–	5,502
Equity in net income (loss) of unconsolidated subsidiaries	5,654	772	499	(6,925)	–
Net income (loss)	$5,602	$499	$6,326	$(6,925)	$5,502
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$233	$–	$233
Participating policyholders	–	2	(333)	(2)	(333)
Shareholders	5,602	497	6,426	(6,923)	5,602
	$5,602	$499	$6,326	$(6,925)	$5,502

Condensed Consolidated Statement of Income

For the year ended December 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Gross premiums	$–	$8,452	$31,814	$(1,116)	$39,150
Premiums ceded to reinsurers	–	(14,149)	(2,105)	1,116	(15,138)
Net premium income	–	(5,697)	29,709	–	24,012
Net investment income (loss)	445	907	4,126	(946)	4,532
Net other revenue	(2)	1,799	9,791	(1,160)	10,428
Total revenue	443	(2,991)	43,626	(2,106)	38,972
Contract benefits and expenses
Net benefits and claims	–	(7,403)	22,862	475	15,934
Commissions, investment and general expenses	19	3,427	14,052	(1,660)	15,838
Other expenses	380	233	1,989	(921)	1,681
Total contract benefits and expenses	399	(3,743)	38,903	(2,106)	33,453
Income (loss) before income taxes	44	752	4,723	–	5,519
Income tax (expense) recovery	(11)	223	(844)	–	(632)
Income (loss) after income taxes	33	975	3,879	–	4,887
Equity in net income (loss) of unconsolidated subsidiaries	4,767	1,206	2,181	(8,154)	–
Net income (loss)	$4,800	$2,181	$6,060	$(8,154)	$4,887
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$214	$–	$214
Participating policyholders	–	(10)	(127)	10	(127)
Shareholders	4,800	2,191	5,973	(8,164)	4,800
	$4,800	$2,181	$6,060	$(8,154)	$4,887

176        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

For the year ended December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$5,602	$499	$6,326	$(6,925)	$5,502
Adjustments:
Equity in net income of unconsolidated subsidiaries	(5,654)	(772)	(499)	6,925	–
Increase (decrease) in insurance contract liabilities	–	11,381	22,346	–	33,727
Increase (decrease) in investment contract liabilities	–	51	119	–	170
(Increase) decrease in reinsurance assets excluding coinsurance transactions	–	(1,236)	679	–	(557)
Amortization of (premium) discount on invested assets	–	40	77	–	117
Other amortization	5	118	503	–	626
Net realized and unrealized (gains) losses and impairment on assets	(12)	(7,105)	(13,148)	–	(20,265)
Deferred income tax expense (recovery)	(18)	(192)	(244)	–	(454)
Stock option expense	–	(1)	12	–	11
Cash provided by (used in) operating activities before undernoted items	(77)	2,783	16,171	–	18,877
Dividends from unconsolidated subsidiary	3,000	623	1,123	(4,746)	–
Changes in policy related and operating receivables and payables	(39)	(146)	1,850	–	1,665
Cash provided by (used in) operating activities	2,884	3,260	19,144	(4,746)	20,542
Investing activities
Purchases and mortgage advances	–	(24,898)	(55,712)	–	(80,610)
Disposals and repayments	–	22,324	43,009	–	65,333
Changes in investment broker net receivables and payables	–	631	528	–	1,159
Investment in common shares of subsidiaries	(404)	–	–	404	–
Net cash flows from acquisition and disposal of subsidiaries and businesses	–	–	288	–	288
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Return of capital from unconsolidated subsidiaries	–	177	–	(177)	–
Notes receivable from parent	–	–	(157)	157	–
Notes receivable from subsidiaries	(1)	13	–	(12)	–
Cash provided by (used in) investing activities	(405)	(1,754)	(12,044)	373	(13,830)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	266	–	266
Redemption of capital instruments	–	–	(1,500)	–	(1,500)
Secured borrowings from securitization transactions	–	–	107	–	107
Changes in deposits from Bank clients, net	–	–	1,819	–	1,819
Lease payments	–	(8)	(109)	–	(117)
Shareholders’ dividends paid in cash	(1,398)	–	–	–	(1,398)
Dividends paid to parent	–	(1,123)	(3,623)	4,746	–
Contributions from (distributions to) non-controlling interests, net	–	–	(22)	–	(22)
Common shares repurchased	(1,339)	–	–	–	(1,339)
Common shares issued, net	104	–	404	(404)	104
Capital contributions by parent	–	–	1	(1)	–
Return of capital to parent	–	–	(177)	177	–
Notes payable to parent	–	–	(12)	12	–
Notes payable to subsidiaries	157	–	–	(157)	–
Cash provided by (used in) financing activities	(2,476)	(1,131)	(2,846)	4,373	(2,080)
Cash and short-term securities
Increase (decrease) during the year	3	375	4,254	–	4,632
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(128)	(336)	–	(466)
Balance, beginning of year	21	2,317	13,044	–	15,382
Balance, end of year	22	2,564	16,962	–	19,548
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	21	2,783	13,411	–	16,215
Net payments in transit, included in other liabilities	–	(466)	(367)	–	(833)
Net cash and short-term securities, beginning of year	21	2,317	13,044	–	15,382
End of year
Gross cash and short-term securities	22	3,058	17,220	–	20,300
Net payments in transit, included in other liabilities	–	(494)	(258)	–	(752)
Net cash and short-term securities, end of year	$22	$2,564	$16,962	$–	$19,548
Supplemental disclosures on cash flow information:
Interest received	$422	$4,252	$7,823	$(948)	$11,549
Interest paid	423	83	1,741	(948)	1,299
Income taxes paid (refund)	–	(788)	892	–	104

Notes to Consolidated Financial Statements  |  Manulife Financial Corporation  |   2019 Annual Report        177

Consolidated Statement of Cash Flows

For the year ended December 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,800	$2,181	$6,060	$(8,154)	$4,887
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,767)	(1,206)	(2,181)	8,154	–
Increase (decrease) in insurance contract liabilities	–	(5,273)	8,180	–	2,907
Increase (decrease) in investment contract liabilities	–	(86)	121	–	35
(Increase) decrease in reinsurance assets excluding coinsurance transactions	–	1,609	(716)	–	893
Amortization of (premium) discount on invested assets	–	58	154	–	212
Other amortization	4	225	518	–	747
Net realized and unrealized (gains) losses and impairment on assets	(11)	4,158	4,580	–	8,727
Deferred income tax expense (recovery)	11	679	240	–	930
Stock option expense	–	–	10	–	10
Cash provided by (used in) operating activities before undernoted items	37	2,345	16,966	–	19,348
Dividends from unconsolidated subsidiary	2,700	819	777	(4,296)	–
Changes in policy related and operating receivables and payables	251	(907)	496	–	(160)
Cash provided by (used in) operating activities	2,988	2,257	18,239	(4,296)	19,188
Investing activities
Purchases and mortgage advances	–	(38,799)	(62,373)	–	(101,172)
Disposals and repayments	–	35,817	46,294	–	82,111
Changes in investment broker net receivables and payables	–	(169)	41	–	(128)
Investment in common shares of subsidiaries	(1,284)	–	–	1,284	–
Net cash flows from acquisition and disposal of subsidiaries and businesses	–	–	187	–	187
Capital contribution to unconsolidated subsidiaries	–	(14)	–	14	–
Return of capital from unconsolidated subsidiaries	–	72	–	(72)	–
Notes receivable from parent	–	–	(83)	83	–
Notes receivable from subsidiaries	(23)	(61)	–	84	–
Cash provided by (used in) investing activities	(1,307)	(3,154)	(15,934)	1,393	(19,002)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(189)	–	(189)
Redemption of long-term debt	(400)	–	–	–	(400)
Issue of capital instruments, net	597	–	–	–	597
Redemption of capital instruments	–	–	(450)	–	(450)
Secured borrowings from securitization transactions	–	–	250	–	250
Changes in deposits from Bank clients, net	–	–	1,490	–	1,490
Shareholders’ dividends paid in cash	(1,788)	–	–	–	(1,788)
Contributions from (distributions to) non-controlling interests, net	–	–	(60)	–	(60)
Common shares repurchased	(478)	–	–	–	(478)
Common shares issued, net	59	–	1,284	(1,284)	59
Preferred shares issued, net	245	–	–	–	245
Dividends paid to parent	–	(777)	(3,519)	4,296	–
Capital contributions by parent	–	–	14	(14)	–
Return of capital to parent	–	–	(72)	72	–
Notes payable to parent	–	–	84	(84)	–
Notes payable to subsidiaries	83	–	–	(83)	–
Cash provided by (used in) financing activities	(1,682)	(777)	(1,168)	2,903	(724)
Cash and short-term securities
Increase (decrease) during the year	(1)	(1,674)	1,137	–	(538)
Effect of foreign exchange rate changes on cash and short-term securities	1	353	468	–	822
Balance, beginning of year	21	3,638	11,439	–	15,098
Balance, end of year	21	2,317	13,044	–	15,382
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	21	4,133	11,811	–	15,965
Net payments in transit, included in other liabilities	–	(495)	(372)	–	(867)
Net cash and short-term securities, beginning of year	21	3,638	11,439	–	15,098
End of year
Gross cash and short-term securities	21	2,783	13,411	–	16,215
Net payments in transit, included in other liabilities	–	(466)	(367)	–	(833)
Net cash and short-term securities, end of year	$21	$2,317	$13,044	$–	$15,382
Supplemental disclosures on cash flow information:
Interest received	$427	$4,381	$7,074	$(930)	$10,952
Interest paid	373	92	1,677	(930)	1,212
Income taxes paid (refund)	(59)	286	234	–	461

Note 24    Comparatives

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

178        Manulife  Financial Corporation  |  2019 Annual Report  |  Notes to Consolidated Financial Statements

Additional Actuarial Disclosures

Source of Earnings

Manulife uses a Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools the Company uses to understand and manage its business. The SOE is prepared following OSFI’s regulatory guidelines, and in accordance with educational notes published by the Canadian Institute of Actuaries (“CIA”). The SOE attributes each component of earnings to one of ten categories: expected profit from in-force business, the impact of new business, experience gains or losses (comparing actual to expected outcomes), the impact of management actions and changes in assumptions, earnings on surplus funds, other insurance earnings, Global Wealth and Asset Management earnings, Manulife Bank earnings, unallocated overhead expenses, and income taxes. In aggregate, these elements explain the $5,602 million of net income attributed to shareholders in 2019.

Each of these ten categories is described below:

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on non-fee income insurance businesses, the expected net income on fee businesses, and the planned margins on one-year renewable businesses such as Group Benefits. PfADs are a requirement of the Canadian Actuarial Standards of Practice, and represent additional amounts held in excess of the expected cost of discharging policy obligations in order to provide a margin of conservatism. These amounts are released over time as the Company is released from the risks associated with the policy obligations.

The increase in 2019 over 2018 was primarily due to in-force business growth in Asia, partially offset by actions taken over the last 12 months to improve the capital efficiency of our legacy businesses.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by PfADs and other limits on capitalization of this economic value in actuarial liabilities.

The new business gain in 2019 has improved compared to 2018, driven by higher sales volume in the U.S., Hong Kong, Asia Other, as well as improved product margins in the U.S. These items were partially offset by lower new business volumes in Japan.

Experience gains or losses arise from items such as claims, policy persistency, fee income, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. It also includes experience gains or losses associated with actual investment returns and movements in investment markets differing from those expected on assets supporting insurance and investment contract liabilities. For most businesses, the expected future investment returns underlying policy valuations are updated quarterly for investment market movements and this impact is also included in experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period, which are reported in “Management actions and changes in assumptions”.

The experience losses in 2019 were primarily driven by the unfavourable impact from interest rates movements, charges related to changes in the URR, as well as unfavourable policyholder experience, partially offset by favourable investment related experience on general fund liabilities and impacts from gross equity markets exposure. The unfavourable impact of interest rate movements was driven by the narrowing of corporate spreads, the impact of lower risk-free rates and a steepening of the yield curve. The favourable investment related experience on general fund liabilities was driven by fixed income reinvestment activities on the measurement of our policy liabilities, strong returns (including changes in fair value) on ALDA, and strong credit experience.

The experience gains in 2018 were primarily driven by favourable investment related experience on general fund liabilities, the favourable impact from interest rate movements and favourable policyholder experience. The favourable investment related experience on general fund liabilities was driven by the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns on alternative long-duration assets (“ALDA”), including oil & gas in the fourth quarter. The favourable impact of interest rate movements was driven by increases in corporate spreads, partially offset by the movement in risk free rates and the increases in swap spreads. The experience gains were partially offset by the unfavourable impacts from gross equity market exposure.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for insurance and investment contract liabilities and other management-initiated actions in the year that are outside the normal course of business.

The 2019 pre-tax earnings impact of changes in methods and assumptions was a $61 million charge compared to a $65 million charge in 2018. The $61 million charge in 2019 was primarily the result of charges from updates to lapse and premium persistency rates across several term and whole life product lines within our Canada Individual Insurance business, partially offset by gains from updates to our senior secured loan default rates to reflect recent experience, as well as updates to our investment and crediting rate strategy for certain universal life products. In addition, U.S. Insurance completed a comprehensive long-term care review, which included all aspects of claim assumptions, the impact of policyholder benefit reductions as well as the progress on future premium rate increases and a review of margins on the business. The impact of the LTC review was approximately net neutral to net income attributed to shareholders. Note 6 of the Consolidated Financial Statements provides additional detail on the changes in actuarial methods and assumptions.

Additional Actuarial Disclosures  |  Manulife Financial Corporation  |   2019 Annual Report        179

Impacts from material management action items reported in the Corporate segment in 2019 included gains from the sale of bonds designated as available for sale (“AFS”), as well as gains resulting from reinsurance transactions primarily related to our legacy businesses in Canada and the U.S.

Earnings on surplus funds reflect the actual investment returns on assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary with the underlying asset categories.

Other represents pre-tax earnings items on insurance business that are not included in any other line of the SOE.

Global Wealth and Asset Management (“Global WAM”) represents pre-tax net income from the Global Wealth and Asset Management segment.

Manulife Bank represents pre-tax net income from Manulife Bank.

Unallocated overhead represents pre-tax unallocated overhead expenses from the Corporate and Other segments.

Income taxes represent tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife conducts business.

Manulife’s net income attributed to shareholders for the full year 2019 increased to $5,602 million from $4,800 million the previous year.

For the year ended December 31, 2019 (C$ millions)	Asia	Canada	U.S.	Corporate and Other	Global WAM	Total
Expected Profit from In-force Business	$1,131	$1,003	$1,798	$96	$–	4,028
Impact of New Business	747	44	205	–	–	996
Experience gains (losses)	(29)	(214)	(1,066)	(55)	–	(1,364)
Management actions and changes in assumptions	(13)	(193)	242	566	–	602
Earnings on surplus	219	342	483	23	–	1,067
Other	157	(3)	26	32	–	212
Insurance	2,212	979	1,688	662	–	5,541
Global Wealth and Asset Management	–	–	–	–	1,144	1,144
Manulife Bank	–	202	–	–	–	202
Unallocated overhead	–	–	–	(479)	–	(479)
Income (loss) before income taxes attributed to shareholders	$2,212	$1,181	$1,688	$183	$1,144	6,408
Income tax recovery (expense)	(277)	(59)	(260)	(88)	(122)	(806)
Net income (loss) attributed to shareholders	$1,935	$1,122	$1,428	$95	$1,022	5,602

For the year ended December 31, 2018 (C$ millions)	Asia	Canada	U.S.	Corporate and Other	Global WAM	Total
Expected Profit from In-force Business	$1,010	$1,015	$1,753	$79	$–	3,857
Impact of New Business	844	27	45	1	–	917
Experience gains (losses)	(192)	29	303	35	–	175
Management actions and changes in assumptions	39	(377)	283	(703)	–	(758)
Earnings on surplus	196	375	468	(639)	–	400
Other	166	3	(174)	28	–	23
Insurance	2,063	1,072	2,678	(1,199)	–	4,614
Global Wealth and Asset Management	–	–	–	–	1,063	1,063
Manulife Bank	–	173	–	–	–	173
Unallocated overhead	–	–	–	(419)	–	(419)
Income (loss) before income taxes attributed to shareholders	$2,063	$1,245	$2,678	$(1,618)	$1,063	5,431
Income tax recovery (expense)	(359)	(263)	(387)	487	(109)	(631)
Net income (loss) attributed to shareholders	$1,704	$982	$2,291	$(1,131)	$954	4,800

Embedded Value

The embedded value (“EV”) as of December 31, 2019 will be disclosed later.

180        Manulife  Financial Corporation  |  2019 Annual Report  |  Additional Actuarial Disclosures

Board of Directors

Current as of March 1, 2020

“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company.

John M. Cassaday Chairman of the Board Manulife Toronto, ON, Canada Director Since: 1993	Hon. Ronalee H. Ambrose Corporate Director Calgary, AB, Canada Director Since: 2017	Guy L.T. Bainbridge Corporate Director Edinburgh, Midlothian, United Kingdom Director Since: 2019	Joseph P. Caron Corporate Director West Vancouver, BC, Canada Director Since: 2010

Susan F. Dabarno Corporate Director Bracebridge, ON, Canada Director Since: 2013	Julie E. Dickson Corporate Director Ottawa, ON, Canada Director Since: 2019	Sheila S. Fraser Corporate Director Ottawa, ON, Canada Director Since: 2011	Roy Gori President and Chief Executive Officer Manulife Toronto, ON, Canada Director Since: 2017

Tsun-yan Hsieh Chairman LinHart Group PTE Ltd. Singapore, Singapore Director Since: 2011	P. Thomas Jenkins Chairman of the Board OpenText Corporation Georgetown, Cayman Islands Director Since: 2015	Donald R. Lindsay President and Chief Executive Officer Teck Resources Limited Vancouver, BC, Canada Director Since: 2010	John R.V. Palmer Corporate Director Toronto, ON, Canada Director Since: 2009

C. James Prieur Corporate Director Chicago, IL, U.S.A. Director Since: 2013	Andrea S. Rosen Corporate Director Toronto, ON, Canada Director Since: 2011	Lesley D. Webster President and Founder Daniels Webster Capital Advisors Naples, FL, U.S.A. Director Since: 2012

Executive Leadership Team

Current as of March 1, 2020

Roy Gori President and Chief Executive Officer	Michael J. Doughty President and Chief Executive Officer, Manulife Canada	Steven A. Finch Chief Actuary	James D. Gallagher General Counsel

Marianne Harrison President and Chief Executive Officer, John Hancock	Scott S. Hartz Chief Investment Officer	Rahim Hirji Chief Risk Officer	Naveed Irshad Head of North American Legacy Business

Rahul M. Joshi Chief Operations Officer	Pamela O. Kimmet Chief Human Resources Officer	Karen A. Leggett Chief Marketing Officer	Paul R. Lorentz President and Chief Executive Officer, Global Wealth and Asset Management

Anil Wadhwani President and Chief Executive Officer, Manulife Asia	Shamus E. Weiland Chief Information Officer	Philip J. Witherington Chief Financial Officer

Board of Directors and Executive Leadership Team  |  Manulife Financial Corporation  |  2019 Annual Report        181

Office Listing

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 416-926-3000

Belgium

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels

Belgium

Tel: +32 02 775 2940

Cambodia

Manulife (Cambodia) PLC

8/F, Siri Tower

104 Russian Federation Boulevard

Sangkat Toeuk Laak I

Khan Toul Kork

Phnom Penh, Cambodia

Tel: +855 23 965 999

Canada

Canada Head Office

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Affinity Markets

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 800-668-0195

Group Benefits

500 King Street North

Kitchener, ON N2G 4C6

Canada

Tel: +1 519-747-7000

Individual Insurance

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Advisory Services

1235 North Service Road West

Oakville, ON L6M 2W2

Canada

Tel: +1 905-469-2100

Manulife Investment Management Ltd.

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 416-852-2204

Manulife Bank of Canada

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Capital

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 800-286-1909 (Canada)

+1 800-809-3082 (U.S.A.)

Manulife Investments

500 King St North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Quebec

Maison Manuvie

900 de Maisonneuve Ouest

Montréal, QC H3A 0A8

Canada

Tel: +1 514-499-7999

Manulife Real Estate

250 Bloor Street East, 15th Floor

Toronto, ON M4W 1E5

Canada

Tel: +1 416-926-5500

NAL Resources Management Ltd.

550 6th Avenue S.W., Suite 600

Calgary, AB T2P 0S2

Canada

Tel: +1 403-294-3600

China

Manulife-Sinochem Life

Insurance Co., Ltd.

6/F, Jin Moa Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: +86 21 2069-8888

+86 21 2069-8930

Manulife-Teda Fund

Management Co., Ltd.

3/F, South Block, Winland

International Financial Center

No. 7 Financial Street

XiCheng District

Beijing 100033

P.R. China

Tel: +86 10 6657-7777

Hong Kong

Asia Head Office

10/F, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852 2510-5888

Manulife Investment Management (Asia), a division of Manulife Investment Management (Hong Kong) Ltd.

16/F, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852 2910-2600

Manulife (International) Ltd.

22/F, Tower A

Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2310-5600

Manulife Provident Funds Trust Co., Ltd.

22/F, Tower A

Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2310-5600

Indonesia

PT Asuransi Jiwa Manulife Indonesia

Sampoerna Strategic Square

Jl. Jend. Sudirman Kav 45-46

South Tower

Jakarta 12930

Indonesia

Tel: +62 21 2555-7788

PT Manulife Aset Manajemen Indonesia

Sampoerna Strategic Square

Jl. Jend, Sudirman Kav. 45-46

31/F, South Tower

Jakarta 12930

Indonesia

Tel: +6221 2555-7788

Ireland

Manulife Investment Management (Ireland) Ltd.

Alexandra House

The Sweepstakes

Ballsbridge Park

Merrion Road

Dublin 4

D04 C7H2

Ireland

Japan

Manulife Asset Management

(Japan) Ltd.

15/F Marunouchi Trust Tower

North Building

1-6-1 Marunouchi, Chiyoda-ku

Tokyo, Japan 100-0005

Tel: +81 3 6267-1955

Manulife Life Insurance Co.

30th Floor, Tokyo Opera City

3-20-2 Nishi Shinjuku, Shinjuku-ku

Tokyo, Japan 160-0023

Tel: +81 3 6331-7000

Macau

Manulife (International) Ltd.

Avenida De Almeida Ribeiro No. 61

Circle Square, 14 andar A

Macau

Tel: +853 8398-0388

Malaysia

Manulife Investment Management (M) Berhad

16th Floor, Menara Manulife

No. 6 Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur, Malaysia

Tel: +60 3 2719-9228

Manulife Holdings Berhad

Menara Manulife

No. 6 Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur, Malaysia

Tel: +60 3 2719-9228

Philippines

The Manufacturers Life

Insurance Co. (Phils.), Inc.

10/F, NEX Tower, 6786 Ayala Avenue, 1229 Makati City, Metro Manila

Philippines

Tel: +632 8884 7000

Singapore

Manulife Investment Management

(Singapore) Pte. Ltd.

8 Cross Street

#15-01 Manulife Tower

Singapore 068579

Tel: +65 6501-5411

Manulife (Singapore) Pte Ltd.

8 Cross Street

#15-01 Manulife Tower

Singapore 068579

Tel: +65 6501-5411

Taiwan

Manulife Investment Management (Taiwan) Co., Ltd.

6/F No., 1 Exchange Square, 89 Sungren Road

Taipei 11073,

Northern Taiwan, R.O.C.

Tel: +886 2 2757-5969

Thailand

Manulife Asset Management

(Thailand) Co., Ltd.

18/F Singha Complex

1788 New Petchaburi Road, Bang Kapi

Huai Khwang, Bangkok 10310

Thailand

Tel: +66 0-2844-0123

Manulife Insurance (Thailand) Public Co., Ltd.

18/F Singha Complex,

1788 New Petchaburi Road, Bang Kapi

Huai Khwang, Bangkok 10310

Thailand

Tel: +66 2 033-9000

United Kingdom

Manulife Investment Management

(Europe) Ltd.

One London Wall

London EC2Y 5EA

United Kingdom

Tel: +44 20 7256 3500

United States

John Hancock Financial

Head Office and U.S. Wealth Management

197 Clarendon Street

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-663-3000

Tel: +1 617-572-6000

Hancock Natural Resource Group

197 Clarendon Street, 8th Floor

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-747-1600

International Group Program

200 Berkeley Street

Boston, MA 02116-5023

U.S.A.

Tel: +1 617-572-6000

John Hancock Insurance

200 Berkeley Street

Boston, MA 02116-5023

U.S.A.

Tel: +1 617-572-6000

Manulife Investment Management (US) LLC

197 Clarendon Street

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-375-1500

Vietnam

Manulife Investment Fund Management

(Vietnam) Co., Ltd.

4/F, Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84 8 5416-6777

Manulife (Vietnam) Ltd.

Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84 8 5416-6888

West Indies

Manulife Re

Manulife P&C Limited

The Goddard Building

Haggatt Hall

St. Michael, BB-11059

Barbados, West Indies

Tel: +246 228-4910

182        Manulife  Financial Corporation  |  2019 Annual Report  |  Office Listing

Glossary of Terms

Available-For-Sale (AFS) Financial Assets: Non-derivative financial assets that are designated as available-for-sale or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Accumulated Other Comprehensive Income (AOCI): A separate component of shareholders’ equity which includes net unrealized gains and losses on AFS securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses. These items have been recognized in other comprehensive income and may be subsequently reclassified to net income. AOCI also includes remeasurement of pension and other post-employment plans and real estate revaluation reserve. These items are recognized in other comprehensive income and will never be reclassified to net income.

Assets Under Management and Administration (AUMA): A measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only.

Book Value per Share: Ratio obtained by dividing common shareholders’ equity by the number of common shares outstanding at the end of the period.

Cash Flow Hedges: A hedge of the exposure to variability in cash flows associated with a recognized asset or liability, a forecasted transaction or a foreign currency risk in an unrecognized firm commitment that is attributable to a particular risk and could affect reported net income.

Constant Currency Basis: Amounts stated on a constant currency basis are calculated by applying the most recent quarter’s exchange rates to all prior periods.

Core Earnings (Loss): A measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Deferred Acquisition Costs (DAC): Costs directly attributable to the acquisition of new business, principally agents’ compensation, which are capitalized on the Company’s Consolidated Statements of Financial Position and amortized into income over a specified period.

Embedded Value: A measure of shareholders’ value embedded in the current balance sheet of the Company, excluding any value associated with future new business.

Guarantee Value: Typically within variable annuity products, the guarantee value refers to the level of the policyholder’s protected account balance which is unaffected by market fluctuations.

Hedging: The practice of making an investment in a market or financial instrument for the purpose of offsetting or limiting potential losses from other investments or financial exposures.

Dynamic Hedging: A hedging technique which seeks to limit an investment’s market exposure by adjusting the hedge as the underlying security changes (hence, “dynamic”).

Macro hedging: An investment technique used to offset the risk of an entire portfolio of assets. A macro hedge reflects a more broad-brush approach which is not frequently adjusted to reflect market changes.

International Financial Reporting Standards (IFRS): Refers to the international accounting standards in Canada.

Impaired Assets: Mortgages, debt securities and other investment securities in default where there is no longer reasonable assurance of collection.

In-Force: Refers to the policies that are currently active.

Long-Term Care (LTC) Insurance: Insurance coverage available on an individual or group basis to provide reimbursement for medical and other services to the chronically ill, disabled, or mentally challenged.

Life Insurance Capital Adequacy Test (LICAT): The ratio of the available capital of a life insurance company to its required capital, each as calculated under the Office of the Superintendent of Financial Institutions’ (OSFI) published guidelines.

New Business Value (NBV): The change in shareholders’ economic value as a result of sales in the period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank.

New Business Strain: The initial expense of writing an insurance policy that is incurred when the policy is written, and has an immediate negative impact on the Company’s financial position. Over the life of the contract, future income (premiums, investment income, etc.) is expected to repay this initial outlay.

Other than Temporary Impairment (OTTI): A write down that is made if the institution does not expect the fair value of the security to recover prior to its maturity or the expected time of sale.

Premiums and Deposits: A measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits,

(iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”),

Glossary of Terms   |  Manulife Financial Corporation  |  2019 Annual Report        183

(vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Policyholder Experience: The actual cost in a reporting period from contingent events such as mortality, lapse and morbidity compared to the expected cost in that same reporting period using best estimate valuation assumptions.

Provisions for Adverse Deviation (PfAD): The amounts contained in the insurance and investment contract liabilities that represent conservatism against potential future deterioration of best estimate assumptions. These PfADs are released into income over time, and the release of these margins represents the future expected earnings stream.

Insurance and Investment Contract Liabilities: The amount of money set aside today, together with the expected future premiums and investment income, that will be sufficient to provide for future expected policyholder obligations and expenses while also providing some conservatism in the assumptions. Expected assumptions are reviewed and updated annually.

Return on Common Shareholders’ Equity: A profitability measure that presents the net income available to common shareholders as a percentage of the average capital deployed to earn the income.

Sales, Gross Flows and Net Flows are measured according to product type:

Individual Insurance: Sales include 100% of new annualized premiums and 10% of both excess and single premiums. New annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

Group Insurance: Sales include new annualized premiums and administrative service only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

WAM: Sales include all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products.

Gross Flows: A measure for WAM businesses and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products.

Net Flows: A measure for WAM businesses and includes gross flows less redemptions for the mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products.

Consolidated Capital: A non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.

Universal Life Insurance: A form of permanent life insurance with flexible premiums. The customer may vary the premium payment and death benefit within certain restrictions. The contract is credited with a rate of interest based on the return of a portfolio of assets held by the Company, possibly with a minimum rate guarantee, which may be reset periodically at the discretion of the Company.

Variable Annuity: Funds are invested in segregated funds (also called separate accounts in the U.S.) and the return to the contract holder fluctuates according to the earnings of the underlying investments. In some instances, guarantees are provided.

Variable Universal Life Insurance: A form of permanent life insurance with flexible premiums in which the cash value and possibly the death benefit of the policy fluctuate according to the investment performance of segregated funds (or separate accounts).

184        Manulife  Financial Corporation  |  2019 Annual Report  |  Glossary of Terms

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 7, 2020 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON, Canada M4W 1E5.

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation’s common shares are listed on:

Toronto Stock Exchange (MFC)

The New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong (945)

Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations department or access our website at www.manulife.com.

Email: investrel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

Direct Deposit of Dividends

Shareholders resident in Canada, the United States and Hong Kong may have their Manulife common share dividends deposited directly into their bank account. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program

Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife’s Dividend Reinvestment and Share Purchase Programs. For more information please contact our stock transfer agents: in Canada – AST Trust Company (Canada); in the United States - American Stock Transfer & Trust Company, LLC

For other shareholder issues please contact Manulife Shareholder Services via e-mail to shareholder_services@manulife.com

More information

Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available online at www.manulife.com

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Corporate Secretary at the Head Office address referred to above or via email at corporate_governance@manulife.com

TRANSFER AGENTS

Canada

AST Trust Company (Canada)

P.O. Box 700 Station B

Montreal, QC

Canada H3B 3K3

Toll Free: 1 800 783-9495

Collect: 416 682-3864

E-mail: manulifeinquiries@astfinancial.com

Website: www.astfinancial.com/ca-en

AST Trust Company (Canada) offices are also located in Toronto, Vancouver and Calgary.

United States

American Stock Transfer & Trust Company, LLC

P.O. Box 199036

Brooklyn, NY

United States 11219

Toll Free: 1 800 249-7702

Collect: 416 682-3864

E-mail: manulifeinquiries@astfinancial.com

Website: www.astfinancial.com

Hong Kong

Tricor Investor Services Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Wan Chai, Hong Kong

Telephone: 852 2980-1333

E-mail: is-enquiries@hk.tricorglobal.com

Website: www.tricorglobal.com/services/investor-services

Philippines

Rizal Commercial Banking Corporation

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue,

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

E-mail: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com

AUDITORS

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

MFC DIVIDENDS

Common Share Dividends Paid for 2019 and 2018

	Record Date	Payment Date	Per Share Amount Canadian ($)
Year 2019
Fourth Quarter	February 25, 2020	March 19, 2020	$ 0.28
Third Quarter	November 19, 2019	December 19, 2019	$ 0.25
Second Quarter	August 20, 2019	September 19, 2019	$ 0.25
First Quarter	May 14, 2019	June 19, 2019	$ 0.25

Year 2018
Fourth Quarter	February 27, 2019	March 19, 2019	$ 0.25
Third Quarter	November 20, 2018	December 19, 2018	$ 0.25
Second Quarter	August 21, 2018	September 19, 2018	$ 0.22
First Quarter	May 15, 2018	June 19, 2018	$ 0.22

Common and Preferred Share Dividend Dates in 2020*

*	Dividends are not guaranteed and are subject to approval by the Board of Directors.

Record date	Payment date
Common and Preferred Shares	Common Shares	Preferred Shares
February 25, 2020	March 19, 2020	March 19, 2020
May 19, 2020	June 19, 2020	June 19, 2020
August 17, 2020	September 21, 2020	September 19, 2020
November 23, 2020	December 21, 2020	December 19, 2020

Shareholder Information   |  Manulife Financial Corporation  |  2019 Annual Report        185

Our diverse range of products and services by market
In Canada
Exchange-traded funds (ETFs)* Financial planning & advice* Goals-based investing* Guaranteed interest annuities (GIAs) Group life, health & disability insurance Group retirement savings plans* Individual life, health & travel insurance Individual retirement savings plans* Institutional pooled funds* Mortgage creditor insurance Mutual funds* Outsourced chief investment officer (OCIO)* Retail banking Segregated funds Separately managed accounts (SMAs)*
In the U.S.
Annuities
Closed-end funds*
Collective investment trusts (CITs)* ESG funds* Exchange-traded funds (ETFs)* Financial planning & advice Group retirement savings plans* Individual life insurance IRA rollover & advice services
Outsourced chief investment officer (OCIO)* Mutual funds* Segregated accounts* Separately managed accounts (SMAs)* Target-date funds* Institutional commingled funds* Model portfolios* Education savings plans (529)*
In Asia
Annuities
Creditor insurance Education savings plans Group life & health insurance Group retirement savings plans* Individual life & health insurance Individual retirement savings plans* Investment-linked products Mutual funds* Segregated investment mandates*
In Europe
Undertakings for the Collective Investment in Transferable Securities (UCITS)* Segregated accounts*
Our investment capabilities
Asset allocation & solutions* Infrastructure equity* Liability-driven investing (LDI)* Liquid alternatives* Private equity & credit* Public equity & debt* Real estate equity & debt* Timberland & farmland*
*Products and services provided by our Global Wealth and Asset Management segment.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of December 31, 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada, and the United States where we have served customers for more than 100 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.
Learn more by visiting Manulife.com
Manulife, Manulife & Stylized M Design, and Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates, including Manulife Financial Corporation, under license.
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